Exhibit 14.1

Contents

This document is an extracted form of the Annual Report and Accounts 2003/04. Certain pages have been deleted from it. The Annual Report and Accounts is available in full on our website, at www.ngtgroup.com.

18	Board of Directors
21	Directors’ Report and Operating and Financial Review
21	Introduction
25	Operating Review
36	Financial Review
38	Ordinary dividends
38	Dividend policy
43	Treasury policy
49	Related party transactions
52	Corporate Governance and Risk Factors
55	Risk factors
58	Directors’ Remuneration Report
68	Directors’ Report
68	Incorporation
68	Research and development
69	Statement of Directors’ Responsibilities for Preparing the Accounts
71	Accounting Policies
74	Group Profit and Loss Account
75	Balance Sheets
76	Group Cash Flow Statement
76	Group Statement of Total Recognised Gains and Losses
77	Notes to the Accounts
81	Note 5 Payroll costs and employees
82	Note 7 Pensions and post-retirement benefits
97	Note 23 Share capital
102	Note 28 Related party transactions
105	Note 30 Group undertakings and joint ventures
129	Summary Group Financial Information
130	Glossary of Terms
131	Definitions
134	Certain Disclosures Required by Form 20-F and Related Information
134	Exchange rates
134	Trading markets for ordinary shares
134	Documents on display
134	Analysis of shareholdings
134	Market prices

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Board of Directors

Sir John Parker
Chairman
(appointed October 2002) (Age 62)

Sir John Parker became Chairman of the Group following the Merger, having been Chairman of Lattice Group since its Demerger from BG Group in 2000. He had previously been a Non-executive Director of BG from 1997. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of RMC Group plc and a Non-executive Director of Carnival plc and Carnival Corporation, Inc. It has been announced that Sir John will be appointed as senior Non-executive Director designate of the Court of the Bank of England on 1 June 2004. Sir John is a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC and a former Non-executive Director of Brambles Industries plc, GKN plc and British Coal Corporation. He is a Fellow of the Royal Academy of Engineering.

James Ross
Deputy Chairman and Senior Independent Director
(appointed March 1999) (Age 65)

James Ross was appointed as Non-executive Director and Deputy Chairman of National Grid in March 1999, becoming Chairman in July 1999. Following the Merger, he became Deputy Chairman and Senior Independent Director. He was appointed as a Non-executive Director of Prudential plc on 6 May 2004 and is Chairman of the Leadership Foundation for Higher Education. He is also a Non-executive Director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric based in France. He was Chairman of Littlewoods plc from 1996 to April 2002 and was Chief Executive of Cable and Wireless plc from 1992 to 1995. Previously, he was a Managing Director of the British Petroleum Company plc and Chairman and CEO of BP America. At BP he had responsibility for its activities in North and South America and Africa as well as the company’s environmental policies.

Roger Urwin
Group Chief Executive
(appointed November 1995) (Age 58)

Roger Urwin was appointed as a Director of National Grid in November 1995, becoming Group Chief Executive in April 2001. He was previously Chief Executive of London Electricity plc. Earlier, he held a number of appointments within the Central Electricity Generating Board before joining the Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of The Special Utilities Investment Trust PLC and is a Fellow of the Royal Academy of Engineering.

Steve Lucas
Group Finance Director
(appointed October 2002) (Age 50)

Steve Lucas joined the Board following the Merger in October 2002. He had been Executive Director, Finance of Lattice Group, since its Demerger from BG Group in 2000. Previously, he was Treasurer of BG Group having joined British Gas plc in 1994. A Chartered Accountant, he worked in private practice in the City of London until 1983. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East.

Steve Holliday
Group Director
(appointed March 2001) (Age 47)

Steve Holliday joined National Grid as Group Director, UK and Europe at the end of March 2001. Following the Merger, he was responsible for the Group’s electricity and gas transmission businesses and is now Group Director responsible for UK Gas Distribution and Business Services. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and operational areas such as refining and shipping. His international experience includes a four-year spell in the US. He also worked developing business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union.

Nick Winser
Group Director
(appointed April 2003) (Age 43)

Nick Winser joined the Board in April 2003 as Group Director responsible for UK and US Transmission operations. He was previously Chief Operating Officer of US Transmission for National Grid Transco. He joined National Grid Company in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with PowerGen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.

Edward Astle
Group Director
(appointed September 2001) (Age 50)

Edward Astle joined National Grid as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Unregulated Business and leads the Group’s Business Development and Strategy. He was Managing Director of BICC Communications from 1997 to 1999, and between 1989 and 1997 he held a variety of positions with Cable and Wireless. He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the Cable and Wireless Board as Executive Director Global Businesses. Edward was previously a Non-executive Director of Intec Telecom Systems plc.

Rick Sergel
Group Director
(appointed March 2000) (Age 54)

Rick Sergel was appointed as a Director of National Grid following the acquisition of New England Electric System (NEES) in March 2000. Following the Merger, Rick had Board responsibility for US Gas and Electricity Distribution. He was President, Chief Executive Officer and a Director of National Grid USA until October 2003, following which he remained Chief Executive Officer and a Director. Between February 1998 and March 2000 he served as President and Chief Executive Officer of NEES. His previous positions with NEES included Senior Vice President in charge of retail operations and unregulated ventures, Vice President and Treasurer. He is a Non-executive Director of State Street Corporation. Rick will retire from the Board at the 2004 Annual General Meeting.

Mike Jesanis
Group Director
(to be appointed July 2004) (Age 47)

Mike Jesanis will be appointed as Group Director effective from 26 July 2004. Following Rick Sergel’s retirement, he will be Group Director responsible for US Gas and Electricity Distribution. He became President of National Grid USA in November 2003, having been its Chief Operating Officer and responsible for the day-to-day operations since January 2001. He was Chief Financial Officer of National Grid USA and New England Electric System (NEES) between March 1998 and January 2001, having first joined NEES in July 1983.

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John Grant
Non-executive Director
(appointed November 1995) (Age 58)

John Grant was appointed a Director of National Grid in November 1995. He is Chairman of Hasgo Group Limited, Peter Stubs Limited and Royal Automobile Club Motor Sports Association Limited and a Non-executive Director of Torotrak plc, Corac Group Plc and Cordex Plc. On 12 May 2004 John was appointed as a Non-executive Director of The Royal Automobile Club Limited. He was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. He previously held a number of senior executive positions during 25 years with Ford Motor Company.

Ken Harvey
Non-executive Director
(appointed October 2002) (Age 63)

Ken Harvey joined the Board following the Merger in October 2002, having been appointed to the Lattice Group Board in September 2000. He is Chairman of Pennon Group plc (which includes South West Water) and is also Non-executive Chairman of Beaufort Group plc. A Chartered Engineer, he is a former Chairman of Norweb plc, Comax Holdings Ltd and The Intercare Group plc.

Paul Joskow
Non-executive Director
(appointed March 2000) (Age 56)

Paul Joskow was appointed a Director of National Grid in March 2000 following the acquisition of New England Electric System (NEES). He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), Director of MIT Centre for Energy and Environmental Policy Research, Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. He is also an independent Trustee of the Putnam Mutual Funds. Paul joined TransCanada as an independent Non-executive Director on 23 April 2004.

Stephen Pettit
Non-executive Director
(appointed October 2002) (Age 53)

Stephen Pettit was appointed to the Board following the Merger, having been appointed to the Lattice Group Board in 2001. He is a Non-executive Director of National Air Traffic Services, Halma plc, KBC Advanced Technologies plc and Norwood Systems. He is a former Executive Director of Cable and Wireless plc. Before joining Cable and Wireless, he was Chief Executive, Petrochemicals at British Petroleum.

Maria Richter
Non-executive Director
(appointed October 2003) (Age 49)

Maria Richter was appointed to the Board on 1 October 2003. Maria had worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice-President of Independent Power Group for Salomon Brothers, and Vice-President of Prudential Capital Corporation and Power Funding Associates. Maria is also a Director of the Western Electricity Coordinating Council, one of 10 Councils in North America responsible for promoting electricity system reliability.

George Rose
Non-executive Director
(appointed October 2002) (Age 52)

George Rose was appointed to the Board following the Merger, having been appointed to the Lattice Group Board in September 2000. He has been Finance Director of BAe Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is a member of the shareholder committee of Airbus SAS and is also a Non-executive Director of SAAB AB, a Member of the Financial Reporting Review Panel and a former Non-executive Director of Orange plc.

Helen Mahy
Group Company Secretary and General Counsel
(appointed October 2002) (Age 43)

Helen Mahy was appointed as Group Company Secretary following the Merger, having been Company Secretary at Lattice Group since March 2002. She was additionally appointed as General Counsel from October 2003. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. Helen was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a barrister and an Associate of the Chartered Insurance Institute.

Annual Report and Accounts 2003/04_National Grid Transco 19

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Directors’ Report and Operating and Financial Review

Introduction

Overview of National Grid Transco
National Grid Transco is an international network utility company with electricity and gas transmission and distribution interests in the UK and US. We have also transferred our network skills to related markets in the UK and US, including communications infrastructure, metering and liquefied natural gas, and have interests in electricity interconnectors in the UK, US and Australia.

National Grid Transco reports its operating results by segment, reflecting the management responsibilities and economic characteristics of the Group’s business activities. The designation of segments was informed by the level of materiality of some of the Group’s activities and to ensure that the disclosures are not overly detailed.

The business operations of the Group are divided into the following segments: UK gas distribution; UK electricity and gas transmission; US electricity transmission; US electricity distribution; and US gas distribution, with all other activities of the Group being reported as part of ‘Other activities’. Our Transmission business comprises high-voltage electricity transmission networks in the UK and US and the gas National Transmission System in the UK. Through GridAmerica, we also manage a range of electricity transmission operations for other utilities. Our US Distribution business provides electricity and gas distribution in New York and electricity distribution in New England. Our UK Gas Distribution business comprises the majority of Britain’s gas distribution system.

The Operating Review beginning on page 25 focuses on the performance of individual business segments, including a consideration of the business environment within which each of our businesses operates, the operational performance of that business and the financial performance of each business segment. In the opinion of management, it is appropriate to consider the financial performance of each business segment in the context of its operational performance and related business issues for the period concerned.

The Financial Review beginning on page 36 primarily focuses on the financial impact of matters that do not arise from operating performance or are better discussed in the wider Group context and is not intended to duplicate the Operating Review. Consequently, it focuses on items in our Group accounts which we believe are the most material, such as interest, taxation, exceptional items and cash flows.

The Operating Review and the Financial Review should be read together to obtain a complete understanding of our results of operations and financial condition during the years under review.

Adjusted profit measures
Management uses ‘adjusted’ profit measures in considering the performance of the Group’s operating segments and businesses. References to ‘adjusted operating profit’, ‘adjusted profit before taxation’, ‘adjusted earnings’ and ‘adjusted earnings per share’ are stated before exceptional items and goodwill amortisation.

The Directors believe that the use of these adjusted measures better indicates the underlying business performance of the Group than the unadjusted measures because the exclusion of exceptional items and goodwill amortisation provides a clearer comparison of results from year to year for each of the years presented. This is because excluding exceptional items removes their distorting impact in order to enhance comparability from year to year, and excluding goodwill amortisation enhances comparability with the reporting practices of other UK companies.

Summary results
The following is a summary of the turnover of the Group by segment:

	Years ended 31 March
	2004	2003	2002
		(restated)	(restated)
Turnover	£m	£m	£m

Continuing operations
UK gas distribution	2,245	2,089	2,013
UK electricity and gas transmission	1,867	1,893	1,799
US electricity transmission	318	407	278
US electricity distribution	3,537	3,446	2,282
US gas distribution	464	446	104
Other activities	906	922	892
Sales between businesses	(462)	(370)	(290)

	8,875	8,833	7,078
Discontinued operations
Other activities	158	586	513
Sales between businesses	–	(19)	(37)

	158	567	476

Turnover	9,033	9,400	7,554

The following is a summary of adjusted operating profit and operating profit for Group undertakings by segment:

	Years ended 31 March
	Adjusted operating profit			Operating profit
	2004	2003	2002	2004	2003	2002
		(restated)	(restated)		(restated)	(restated)
	£m	£m	£m	£m	£m	£m

Group undertakings – continuing operations
UK gas distribution	729	554	548	640	443	504
UK electricity and gas transmission	769	820	756	755	774	713
US electricity transmission	133	128	87	105	103	64
US electricity distribution	449	513	266	294	413	149
US gas distribution	48	58	17	37	49	8
Other activities	103	143	206	24	24	120

	2,231	2,216	1,880	1,855	1,806	1,558
Discontinued operations	–	(26)	(62)	–	(194)	(498)

Operating profit of Group undertakings	2,231	2,190	1,818	1,855	1,612	1,060

Comparative figures in the above tables have been restated to reflect minor changes to the presentation of segmental information as discussed in note 2 to the accounts on page 77.

Annual Report and Accounts 2003/04_National Grid Transco 21

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Introduction_continued

Exceptional items, which are not included in the adjusted measures referred to above, are defined as material items that derive from events that fall within the ordinary activities of the Group, but that require separate disclosure on the grounds of size or incidence for the accounts to give a true and fair view. Such exceptional items include, for example, material restructuring costs and impairments. Pages 36 and 40 contain a discussion of the nature of these exceptional items for each period.

Other performance measures
The Group uses a number of measures of operational and financial performance relating to its various businesses. The Group’s core businesses are regulated utilities and therefore many of these targets are determined by the relevant regulators. Much of the Group’s performance depends on meeting and exceeding those regulatory targets. Measures of operational performance include the management of ‘controllable costs’ in relation to our UK and US regulated businesses; reliability of our energy delivery networks and other service quality measures; and Lost Time Injuries for the Group.

Our ability to meet or outperform our regulatory targets depends in part on our ability to manage our costs. Of those costs, some are fixed or semi-fixed in nature and generally cannot be altered by management in the ordinary course. Examples of these include depreciation charges, replacement expenditure, goodwill amortisation and pension deficit related costs.

The Group is also allowed under the relevant licence or regulatory settlement to pass through certain costs to our customers. The costs that we pass through are reflected in our turnover, an important example of this being commodity cost. We are allowed to pass through to our customers most of the commodity cost of the gas and electricity to which we are exposed and, consequently, we currently assume only a limited amount of risk in respect of these costs.

Other costs are within management’s ability to control. These include employment costs (excluding pension fund deficits in the UK) and other costs incurred in maintaining transmission and distribution systems. The manner in which we calculate controllable costs varies within the Group as a result of, among other things,

The following tables reconcile the statutory or unadjusted UK GAAP measure to the corresponding adjusted measure.

a) Reconciliation of total operating profit to adjusted operating profit

	Years ended 31 March
	2004	2003	2002
	£m	£m	£m

Total operating profit	1,862	1,736	359
Operating exceptional items – continuing operations	277	308	285
Operating exceptional items – discontinued operations	–	39	1,042
Goodwill amortisation	99	102	97

Operating profit before exceptional items and goodwill amortisation (adjusted operating profit)	2,238	2,185	1,783

The effect of the above reconciliation can be seen on the face of the profit and loss account on page 74, where adjusted operating profit is reconciled to total operating profit.

b) Reconciliation of profit/(loss) before taxation to adjusted profit before taxation

	Years ended 31 March
	2004	2003	2002
	£m	£m	£m

Profit/(loss) before taxation	1,362	667	(284)
Operating exceptional items – continuing operations	277	308	285
Operating exceptional items – discontinued operations	–	39	1,042
Non-operating exceptional items – continuing operations	(96)	31	(125)
Non-operating exceptional items – discontinued operations	(226)	68	(31)
Exceptional financing charge	–	31	142
Goodwill amortisation	99	102	97

Profit before taxation before exceptional items and goodwill amortisation (adjusted profit before taxation)	1,416	1,246	1,126

A summary of the above reconciliation can be seen in note 11 to the accounts on page 87.

c) Reconciliation of earnings or profit/(loss) for the year to adjusted earnings

	Years ended 31 March
	2004	2003	2002
	£m	£m	£m

Earnings or profit/(loss) for the year	1,099	391	(321)
Operating exceptional items – continuing operations	277	308	285
Operating exceptional items – discontinued operations	–	39	1,042
Non-operating exceptional items – continuing operations	(96)	31	(125)
Non-operating exceptional items – discontinued operations	(226)	68	(31)
Exceptional financing charge	–	31	142
Exceptional taxation	(89)	(128)	(166)
Exceptional minority interest	–	28	(50)
Goodwill amortisation	99	102	97

Earnings or profit/(loss) before exceptional items and goodwill amortisation (adjusted earnings)	1,064	870	873

The effect of the above reconciliation can be seen on the face of the profit and loss account on page 74 where adjusted earnings are reconciled to earnings or profit/(loss). Note 11 to the accounts on page 87 shows a reconciliation of earnings to adjusted earnings on a per share basis.

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Introduction_continued

different regulatory regimes and the historical treatment of costs by our regulators. However, the underlying principle remains the same in that the expression ‘controllable costs’ represents management’s calculation of the costs that they can control. Moreover, the definition of controllable costs is consistent from year to year within a given part of the business. Our ability to reduce controllable costs is used by Ofgem to measure a number of our activities. We have extended controllable costs to our US regulated operations as an internal performance measure.

The Directors believe that employee and public safety is paramount and, as a fundamental part of this, that all work-related injuries and illnesses are preventable. Consequently, the level of Lost Time Injuries (LTIs) is measured as a key performance indicator of the Group. LTIs are injuries and illnesses that arise from a person’s employment and cause that employee to be unable to attend the workplace and perform his or her duties. All our businesses are required to report on any LTIs suffered by their respective employees and any contractors.

Turnover
As noted above in the discussion of other performance measures, the Group takes very limited commodity risk and certain categories of costs are passed through to customers and, as such, are reflected in turnover. As a result, movements from year to year in turnover do not necessarily have an impact on the financial condition of the Group.

Cash flows from operating activities
Cash flows from our operations are largely stable from year to year, although they do depend on the timing of customer payments and exchange rate movements. The Group’s gas and electricity distribution and transmission operations in the UK and US are subject to multi-year rate agreements with regulators, which results in essentially stable cash flows in local currency terms. However, weather conditions can affect cash flows in those businesses, with abnormally mild or extreme weather driving volumes down or up respectively. In the US, the timing of recovery of commodity costs can influence the timing of cash flows between financial years.

Exchange rates
As shown in the summary results table on page 21, adjusted operating profit and operating profit from our US businesses accounted for some 28% and 24% respectively of Group undertakings for 2003/04. The functional currency for our US operations is US dollars, hence our US results are denominated in US dollars and translated into sterling at the average rate of exchange for the year for Group reporting purposes. Consequently, to the extent that the US dollar to sterling exchange rate moves from year to year, the sterling value of US dollar denominated results will also vary even if the underlying US dollar values remain the same.

The Financial Review on pages 37 and 41 explains in more detail the financial impact of the movement in average US dollar to sterling exchange rates between years. In short, although during the periods under review there was a significant impact on operating profit and adjusted operating profit as a result of the movement in this exchange rate, this was substantially offset by the impact of the translation of US dollar denominated interest and taxation. As a consequence, in comparing the results of 2003/04 with 2002/03 and 2002/03 with 2001/02, the impact of currency translation on earnings or adjusted earnings was not significant.

Acquisitions, disposals and mergers
There were no significant acquisitions, disposals or mergers during 2003/04.

In October 2002, National Grid merged with Lattice and National Grid was renamed National Grid Transco. In accordance with UK GAAP, the Merger was accounted for using merger accounting principles such that the results of the Group under UK GAAP have been presented as if the Group had been in existence for all of the financial years presented. The results for all years are presented on the basis of uniform accounting policies.

Under US GAAP, the business combination of National Grid and Lattice was accounted for as an acquisition in accordance with US GAAP acquisition accounting principles (‘purchase accounting’). Under US GAAP, Lattice was acquired for consideration of £6,598 million primarily satisfied by the issuance of shares.

This acquisition gave rise to goodwill amounting to £3,824 million. The US GAAP accounting of this business combination is described in more detail in the Financial Review on page 49.

The merger of National Grid and Lattice brought together two companies with substantial UK interests and has delivered significant integration savings. The combined Group has significant balance sheet strength and strong operational cash flows and allows the Group to take advantage of future opportunities as they arise.

In January 2002, the Group acquired Niagara Mohawk for consideration of £2,186 million comprising the issuance of shares which had a fair value at the date of acquisition of £1,270 million (based on the share price on the date of acquisition) and cash of £916 million, including £45 million relating to the costs of acquisition. The net assets acquired had a fair value of £1,294 million resulting in goodwill of £892 million being recognised and amortised over 20 years.

The acquisition of Niagara Mohawk was a further step in the Group’s strategy of securing better returns outside of its UK regulated business. The existence and size of goodwill recognised as a result of this transaction reflects management’s judgement that the returns to be generated from the investment were sufficient to justify paying in excess of the fair value attributable to the net assets of Niagara Mohawk.

In May 2003, we announced our plans to sell up to four of our UK gas distribution networks if this maximises value. Since then, plans have progressed and we are in discussions with a number of parties, with final bids expected this summer. The disposal of these businesses is likely to affect the Group significantly. The actual impact will depend on the number of networks sold, if any, the price received and the use of the proceeds of any sales.

Delivering integration
We continue to develop further integration opportunities across the businesses to streamline our operations. In our Transmission business, we are realising efficiencies in the UK across our electricity and gas operations and in the US across our electricity networks, while we are also sharing best practice between the UK and the US.

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Introduction_continued

In order to maximise the benefits from the Merger, a UK business services organisation was established in Warwick. It provides shared services such as legal, procurement, finance, regulatory, information technology and human resources support to UK Transmission, UK Gas Distribution and the non-regulated businesses in the UK, ensuring a more efficient use of resources.

The information technology service provided to our UK businesses took an important step forward in December 2003 when an outsourcing contract with Computer Sciences Corporation (CSC) for the management and support of the Group’s UK information technology infrastructure was agreed. Under the seven-year outsourcing agreement, CSC will manage and support National Grid Transco’s data centres, desktop, telecommunications and helpdesk activities in the UK.

As a result of this contract, National Grid Transco will be able to benefit from CSC’s skills, experience and best practice processes to drive down costs, to create a more flexible cost base for adapting to business change, to obtain continuous service improvements, and to gain access to technology, innovation and additional technical capability.

Across our US operations, we launched a new Enterprise Resource Planning (ERP) system in May 2004. ERP will address finance and accounting, supply chain and work management. Through automation and improved technology, the system will promote greater consistency in work practices. It will also improve our ability to collect and manage data on our operations, telling us where we are performing well and where we can improve. In the coming year, we will merge the remainder of the information technology systems across our New York and New England operations.

In another initiative that will use technology to synchronise our processes, we are planning a field force automation project for our New York and New England operations. By putting computers into the hands of our field workers, we will be able to distribute work assignments and monitor their status in real time. This will help us to optimise productivity and reduce paperwork while improving customer satisfaction. As we move forward with this project, we are building on the lessons learnt through similar initiatives undertaken across the Group.

In the US, we successfully reached agreement with our New England labour force in May 2003. The four-year labour contract with the New England field workers includes new work processes that will provide multiple benefits: improved employee safety; faster response to outages; improved productivity; and lower costs. In March 2004, we also reached a separate labour agreement in our New England customer service call centre, delivering equivalent benefits and improvements there. The contract with our New York labour force is up for renewal in September 2004.

Also in the US, the Group made voluntary early retirement offers to a subset of union employees and to non-union employees who met certain criteria based on age and length of service. The offers were made in areas including transmission, retail operations (in New England) and corporate administrative functions such as finance, human resources, legal and information technology. Management sets the actual retirement dates for individuals based on operational needs. The majority of those who accepted the offers will retire by 1 November 2004, with the remainder retiring by 1 January 2008. During 2003/04, we incurred approximately £70 million of exceptional costs related to this programme.

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Directors’ Report and Operating and Financial Review

Operating Review

History and development of the business
In October 2002, National Grid Group plc merged with Lattice Group plc and was re-named National Grid Transco plc, bringing together substantial gas and electricity businesses.

When the electricity industry was restructured in England and Wales in 1990, National Grid Company (NGC) assumed ownership and control of the transmission network and certain interests in the interconnectors with Scotland and France from the Central Electricity Generating Board. The predominant shareholders in NGC were the 12 Regional Electricity Companies (RECs) which owned and operated the local distribution systems. In 1995, NGC’s shares were listed on the London Stock Exchange and by 1996 each REC had disposed of substantially all of its respective shareholdings.

National Grid entered the US electricity market in 2000 with its acquisitions of New England Electric System (NEES) and Eastern Utilities Associates (EUA). National Grid expanded its operations in the US with the completion of its merger with Niagara Mohawk in January 2002. The Group’s holding company for its US operations is called National Grid USA.

Lattice was one of the three successor companies to what was formerly British Gas plc. Its principal business was Transco, the owner and operator of the substantial majority of Britain’s gas transportation system.

Like the electricity industry, the UK gas industry was restructured. In 1986, British Gas was incorporated as a public limited company. In 1997, Centrica was demerged from British Gas which was re-named BG. In December 1999, BG completed a restructuring programme which resulted in the creation of a new parent company, BG Group, and involved separating its UK regulated business, Transco, from its other businesses. In October 2000, Lattice was demerged from BG Group and comprised Transco, together with start-up telecommunications and non-regulated infrastructure services businesses.

Regulatory environment
As a result of their position in and importance to the economies they serve, the Group’s transmission and distribution businesses in the UK and US are subject to significant regulation. In the UK they are regulated by the Office of Gas and Electricity Markets (Ofgem). Ofgem operates under the direction and governance of the Gas and Electricity Markets Authority (GEMA), which makes all major decisions and sets policy priorities for Ofgem.

NGC is the sole holder of an electricity transmission licence for England and Wales. Regulation of the company is provided in a number of ways. The transmission licence conditions set the regulatory framework under which NGC operates. Revenues relating to transmission assets are regulated through a price control that is expected to run until 31 March 2007. Annual charges are set out by NGC in a charging statement. The methodology for determining charges is subject to Ofgem’s approval. Finally, System Operator incentives are set by Ofgem, usually on an annual basis. These encourage efficiency in balancing the electricity system in real time.

The Energy Bill, which is currently progressing through the UK Parliament, contains powers to create a Great Britain electricity market. The UK Government announced that when it receives these powers NGC would become System Operator for England, Wales and additionally for Scotland.

Transco is the holder of a gas transporter licence for Britain in respect of the Group’s gas transmission, distribution and metering businesses. The regulatory framework is set out in this licence. Transco is subject to two price controls for transmission activities that both run to 31 March 2007. The Transmission Owner price control covers assets and related expenditure. The System Operation price control covers the operation of the transmission system, including balancing of the transmission system and constraint management, providing incentives to promote efficiency. The actual balancing costs derive from services and actions set out in the Network Code. Distribution activities are also covered by price control regulation. From 1 April 2004, each of Transco’s eight regional networks became subject to separate price controls covering their activities. Although these separate price control formulae were due to run to 31 March 2007, Ofgem has recently announced its intention to extend them by an additional year. The form of the price controls is discussed in more detail on page 32. The annual transportation charging statement sets out the transportation charges for market participants for both transmission and distribution. Again, Ofgem approves the methodology used to determine transportation charges.

Over the last year and as part of its consultations concerning network monopoly price controls and the electricity distribution price review, Ofgem has proposed changes to the regulatory framework that applies to all energy network monopolies. Proposed developments include the introduction of a five-year retention of benefits from savings in operating costs, capital expenditure efficiencies and asset disposals, irrespective of when they occur during a price control period (currently, the benefits of cost saving initiatives are returned to customers when a price control is reset). In respect of pension costs, Ofgem has indicated that it sees these as a normal operating cost of the business. Furthermore, Ofgem has suggested that, with effect from 1 April 2002, any efficiently incurred over or underfunding of pension schemes as compared to those assumptions made by Ofgem when its price controls were set, will ultimately be passed to consumers. It is expected that the details of how this mechanism will work, together with any adjustments that Ofgem may wish to make in respect of historic pensions issues, will be clarified later in 2004.

The Group’s businesses are also affected by European Union legislation. The Electricity Regulation will mean that the UK will be expected to join the cross-border trading mechanism in 2005. The detailed rules will be adopted through secondary European legislation. This is expected to impact on the charging for transits of electricity and interconnector arrangements. A Directive concerning measures to safeguard security of natural gas supply is due for implementation in May 2006. This will ensure that Member States have in place, and publish, policies and standards on gas security of supply. However, the impact on Transco’s activities is expected to be minimal. There are also a number of European Directives or Regulations in draft form or in development covering many issues including electricity security of supply, harmonisation of access to gas systems and infrastructure development, where the precise impact on the Group in the future is currently uncertain.

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In the US, transmission service is generally regulated by the Federal Energy Regulatory Commission and distribution service is regulated by the relevant state’s public utilities authority. Under rates approved by the applicable regulators, we generally recover our costs of providing service and earn a return on our assets. The rates are set based on certain historical or forecasted costs, and we may achieve extra earnings to the extent we outperform those benchmarks. Commodity costs are passed through directly to ratepayers. We earn a return on our investments, including on the ‘stranded costs’ associated with the previous divestiture of our generating assets under deregulation. We may also earn incentives for meeting certain performance targets, such as for reliability and customer service, and are conversely subject to penalties if we miss certain targets.

As a result of our ownership of several US public utility companies, National Grid Transco is a registered public utility holding company under PUHCA – the Public Utility Holding Company Act of 1935. The implications of registration as a holding company include, among other things, various conditions and limitations relating to financing, subsidiary company transactions, ownership of non-utility businesses and the requirement for SEC consent for further US utility acquisitions. The non-US operations of the Group are exempt from full regulation under PUHCA.

Transmission
Background information
Our Transmission business includes National Grid Transco’s high-voltage electricity transmission networks in the UK and US, the gas National Transmission System in the UK and, through GridAmerica in the US, it manages a range of electricity transmission operations for other utilities.

The business is divided into two segments, ‘UK electricity and gas transmission’ for our UK assets and ‘US electricity transmission’ for our US assets.

Financial performance
Turnover for Transmission was as follows:
•	UK electricity and gas transmission: £1,867 million for the year ended 31 March 2004 compared to £1,893 million in 2002/03 and £1,799 million in 2001/02; and
•	US electricity transmission: £318 million for the year ended 31 March 2004 compared to £407 million in 2002/03 and £278 million in 2001/02.

Adjusted operating profit for Transmission was as follows:
•	UK electricity and gas transmission: £769 million for the year ended 31 March 2004 compared to £820 million in 2002/03 and £756 million in 2001/02; and
•	US electricity transmission: £133 million for the year ended 31 March 2004 compared to £128 million in 2002/03 and £87 million in 2001/02.

Operating profit for Transmission was as follows:
•	UK electricity and gas transmission: £755 million for the year ended 31 March 2004 compared to £774 million in 2002/03 and £713 million in 2001/02; and
•	US electricity transmission: £105 million for the year ended 31 March 2004 compared to £103 million in 2002/03 and £64 million in 2001/02

A discussion of the movements in turnover and adjusted operating profit for each segment and the prior years is included in detail for the UK on page 27 and for the US on page 29.

Exceptional charges which explain the difference between adjusted operating profit and operating profit for UK electricity and gas transmission are discussed in the context of all exceptional items of the Group on pages 36 and 40. Exceptional charges and goodwill amortisation explain the difference between adjusted operating profit and operating profit for US electricity transmission. Goodwill amortisation is discussed in the context of the Group as a whole on pages 36 and 39.

Operating performance
Transmission’s safety performance has been strong this year. In the UK there was a 50% reduction in Lost Time Injuries (LTIs) from 20 in 2002/03 to 10 in 2003/04 and a 93% fall in days lost for its employees from 351 to 26. In the US, Transmission had only one LTI during the year for its employees. However, it is very regrettable that two contractors died while working for our US operations when the steel crossarm that they were moving came into contact with a 115 kV overhead line. We continue, with the help of DuPont Safety Resources, to emphasise a safety culture focused on world-class safety performance and achieving an injury-free workplace.

UK Transmission
Background information
Our UK Transmission business comprises the high-voltage electricity transmission system in England and Wales and the gas National Transmission System in Britain.

It owns and operates electricity assets consisting of approximately 4,500 miles of overhead line, about 410 miles of underground cable and some 341 substations at around 243 sites. Day-to-day operation of the electricity transmission system involves the continuous matching of generation output with demand, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency.

The business also owns and operates the gas National Transmission System in Britain comprising approximately 4,200 miles of high pressure pipe and 24 compressor stations, connecting to eight distribution networks and third party independent systems for onward transportation of gas to end consumers. Day-to-day operation of the gas National Transmission System includes balancing supply with demand, maintaining satisfactory system pressures and ensuring gas quality standards are met.

Our UK Transmission business comprises four separately regulated activities:
•	Electricity Transmission Owner;
•	Electricity System Operator;
•	Gas Transmission Owner; and
•	Gas System Operator.

The Transmission Owner (TO) owns and maintains the physical assets, develops the networks to accommodate new connections/disconnections, and manages a programme of asset replacement and investment to ensure the long-term reliability of the systems.

The System Operator (SO) undertakes a range of activities necessary for the successful delivery in real time of secure, reliable and efficient energy and the continuous balancing of supply and demand. The electricity and gas System Operators are subject to regulatory incentive schemes.

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The UK is entering a period of changing supply patterns for both gas and electricity. With decreasing UK continental shelf gas reserves, the UK will become a net importer of gas well within the next decade. We have seen increasing activity in providing the necessary import capability. This involves gas interconnectors and liquefied natural gas (LNG) importation facilities, such as the one on the Isle of Grain that the Group is developing, which will come onstream in 2005.

We continue to see a trend towards greater use of gas in power generation as the UK moves towards a low carbon economy. Alongside this, the Government is providing strong encouragement for renewable energy, particularly offshore wind farms. We are working with the Government and Ofgem to make possible the necessary investments in the electricity transmission network to support the development of such renewable energy projects.

The UK Government introduced the Energy Bill into the House of Lords in November 2003. Provisions of interest to National Grid Transco include the legislative frameworks for the British Electricity Trading and Transmission Arrangements (BETTA), for offshore wind farms and the associated offshore transmission infrastructure and for the introduction of a licensing regime for gas and electricity interconnectors. Another provision of interest includes a Special Administration Regime for electricity and gas networks.

The Energy Bill is expected to be granted Royal Assent by July 2004 and meeting this deadline is necessary if the implementation of BETTA is to be achieved by the Government’s target date of April 2005.

Under BETTA, a Great Britain electricity market would be created. Our System Operator role would be extended to include managing the Scottish transmission networks in addition to our England and Wales network. The Scottish interconnectors (currently outside of the regulated business) would no longer be operated under the current commercial agreements but would form part of the regulated businesses of the current interconnector owners, NGC and Scottish Power. The method for recovering the costs associated with the establishment of BETTA has been agreed in principle with Ofgem.

We are in ongoing discussions with Ofgem regarding the detailed regulatory and commercial arrangements for BETTA.

Financial performance
UK electricity and gas transmission turnover for the year ended 31 March 2004 was £1,867 million, compared with £1,893 million in 2002/03 and £1,799 million in 2001/02.

The £26 million reduction in UK electricity and gas transmission turnover from 2002/03 to 2003/04 was mainly due to the receipt of a £20 million one-off connection-related fee in 2002/03.

The £94 million increase in turnover comparing 2001/02 to 2002/03 was mainly as a result of £23 million additional gas Transmission Owner revenues, principally arising from the entry capacity auctions; a £47 million increase in external Balancing Services Incentive Scheme (BSIS) income (offset, however, by a similar movement in BSIS costs); and a £20 million one-off connection-related fee.

UK electricity and gas transmission adjusted operating profit for the year ended 31 March 2004 was £769 million, compared with £820 million in 2002/03 and £756 million in 2001/02.

UK electricity and gas transmission operating profit for the year ended 31 March 2004 was £755 million, compared with £774 million in 2002/03 and £713 million in 2001/02.

Exceptional charges which explain the difference between adjusted operating profit and operating profit are discussed in the context of all exceptional items of the Group on pages 36 and 40.

The £51 million decrease in adjusted operating profit in 2003/04 was mainly as a result of the following:

•	a £27 million increase in depreciation, reflecting our extensive investment in the UK electricity and gas transmission systems;
•	a £22 million one-off charge relating to the 1 April 2004 introduction of ‘Plugs’ charging methodology, which is described in more detail on page 28;
•	the £20 million one-off connection-related fee income in 2002/03; and
•	a reduction in incentive profits of £8 million.

This was partly offset by:
•	a £9 million one-off benefit to gas shrinkage costs;
•	a £4 million reduction in controllable costs; and
•	£13 million of other movements, mainly relating to timing.

The £64 million increase in adjusted operating profit comparing 2002/03 with 2001/02 was mainly as a result of higher turnover (see earlier discussion), together with reductions in controllable costs and increased System Operator profits.

Investment in the network
Capital investment in the replacement, reinforcement and extension of the UK electricity and gas transmission systems in 2003/04 was £584 million, compared with £567 million in 2002/03 and £613 million in 2001/02.

Investment in electricity and gas transmission systems is, by its nature, variable. The systems consist of large, long-lived assets that typically will be replaced simultaneously with adjacent assets to maximise system availability. In addition to this, the gas transporter and electricity transmission licences oblige us to provide connections upon request and capacity for users wishing to use the networks. For example, 2001/02 saw high levels of capital expenditure in our gas transmission network to support entry requirements at the St Fergus and Bacton beach terminals, and exit (demand) requirements in the South of England.

In 2003/04, 14% of electricity transmission capital expenditure was related to two major projects, the North Yorkshire line, which was commissioned in 2003/04, and the London Elstree Tunnel project.

UK electricity transmission
Regulation
NGC is the sole holder of an electricity transmission licence for England and Wales. It has a statutory duty under the Electricity Act 1989 (as amended) to develop and maintain an efficient, coordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity.

Under the terms of the transmission licence, NGC receives income through charges to generators, distributors, suppliers and

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directly-connected customers for use of and connection to the transmission system. Use of system charges are levied in respect of the provision of transmission assets/infrastructure (the Transmission Owner activity) and for operating the system (the System Operator activity).

Transmission Owner
Revenue from charges for using the transmission network and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. This revenue restriction, known as a price control, takes into account, among other factors, operating expenditure, capital expenditure and cost of capital, which for the current price control is at a real pre-tax rate of 6.25%. In addition, cost pass-through is given in respect of non-domestic rates and Ofgem’s licence fees attributable to the electricity transmission business.

NGC is permitted to set charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return.

The current price control was introduced on 1 April 2001. It was expected to remain in force until 31 March 2006, but is likely to be extended to 31 March 2007. Negotiations on the detail of the extension to the price control are ongoing and are expected to conclude during 2005.

An amended charging methodology for the Transmission Owner, known as ‘Plugs’, was introduced from 1 April 2004. The total revenue recoverable by NGC under its licence remains unchanged. The changes modified the ownership boundary between what was part of the transmission network, shared by all users, and what were separate connection assets attributable to specific users. This required NGC to make repayments to connected parties associated with relevant assets that have been subject to capital contributions or other accelerated payment terms. In total, these repayments will be in the region of £70 million of which the majority will be treated as capital expenditure for regulatory purposes.

System Operator
As System Operator, NGC is responsible for the operation of the high-voltage electricity transmission system across England and Wales including the procurement and use of balancing services to match supply and demand continuously. Balancing services include commercial agreements with market participants that enable the System Operator to vary their electricity demand or generation output. Revenue from charges for the provision of balancing services is regulated under an incentive scheme, where benefits of cost savings in system operation compared to a target are shared with customers. The incentive scheme for 2004/05 has been set with a maximum benefit or loss of £40 million, consistent with 2003/04. As part of the regulatory settlement, the sharing factor for the System Operator external costs has reduced from 50% in 2003/04 to 40% for 2004/05.

Operating performance
The winter of 2003/04 saw demand for electricity from the transmission network in England and Wales hit a peak of 52.97 GW on 8 December 2003. This compared to the previous year’s record-breaking peak of 54.43 GW that occurred on 10 December 2002.

Over the course of 2003/04, we have maintained our average annual availability of the electricity network at 95.2% compared to 95.8% in 2002/03, 95.4% in 2001/02 and our five-year average was 95.6% in 2003/04. System availability at winter peak demand was 98.0% in 2003/04 compared with 98.8% in 2002/03 and 98.3% in 2001/02 and our five-year average was 98.6% in 2003/04.

During 2003/04, 99.9997% of the energy demanded was delivered by the transmission system compared to our 10-year average of 99.9999%. There were two significant loss of supply incidents. One affected around 400,000 retail customers across parts of South London where restoration of the transmission system took 37 minutes; regrettably, however, disruption to rail services continued for some time afterwards. The second incident affected around 200,000 retail customers across parts of the West Midlands and restoration of the transmission system was completed within 42 minutes.

Following its investigation, the Department of Trade and Industry’s Engineering Inspectorate considered prosecution was not appropriate, but made a number of recommendations which we have accepted and actions are well advanced to implement them.

Ofgem is also investigating the incidents to determine whether there was a breach of statutory or licence obligations by NGC. We expect the outcome during the summer.

UK gas transmission
Regulation
The UK gas transmission business is undertaken under the terms of Transco’s gas transporter licence and is subject to separate revenue restrictions known as price controls in respect of its Transmission Owner and System Operator activities which will both last until March 2007.

Under the terms of the gas transporter licence, Transco receives income through charges to shippers for entry and exit capacity (Transmission Owner activity) and commodity charges (System Operator activity). The system entry capacity charges are set via auctions. The exit capacity charges and the entry capacity auction proceeds together recover the allowed revenue under the Transmission Owner price control in respect of the provision of the transmission assets.

Transmission Owner
The Transmission Owner price control takes into account, among other factors, operating expenditure, capital expenditure and cost of capital, which for the current control is set at a real pre-tax rate of 6.25%. In addition, cost pass-through is provided in respect of prescribed rates and Ofgem’s licence fees attributable to the gas transmission activity.

System Operator
The System Operator price control includes incentive arrangements such that if performance exceeds the targets set in the price control, Transco retains a share of the benefits, and vice versa. The incentives cover the costs of investment for additional capacity, managing capacity constraints, the costs of purchasing shrinkage gas (gas that is either used in operating the system or lost from the system during transportation) and other System Operator costs.

Further detailed arrangements for the industry are provided through the Network Code, a legal document that defines the obligations, responsibilities and roles of the industry

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participants. Under the Network Code, our UK Transmission business undertakes the role of ‘Top-up’ manager. This requires the setting, monitoring and then the preservation of storage levels to protect gas stocks under prolonged and severe winter conditions. Under severe winter conditions this may entail the purchase of gas from the open market to maintain the prescribed levels of gas storage stocks. Where there is a shortage of gas available to the market this may lead the business to incur significant costs.

Our gas transporter licence has an Income Adjusting Event provision that may provide changes to our income to allow the recovery of significant increases in efficiently incurred costs.

Operating performance
The winter of 2003/04 saw a maximum demand for gas of 444 mcm on 28 January 2004. This compared with the previous year’s peak recorded on 7 January 2003 of 450 mcm.

The ability of the gas transmission system to transport the available gas is dependent on the performance of our compressor fleet. The performance of the compressor fleet is measured by the average time elapsed between breakdowns for the fleet; a longer time indicates better performance. Over 2003/04, the mean (or average) time between compressor failures was 11% above our five-year average, following on from an 18% increase in the mean time between failures in 2002/03.

US Transmission
Background information
In the US, we own and operate an electricity transmission network of approximately 14,000 miles. Our US Transmission business operates, at 69 kV and above, approximately 9,000 miles of overhead lines, underground cables, a 139 mile direct current transmission line and 526 substations. We are the largest electricity transmission service provider in the northeastern US by reference to the length of these high-voltage transmission lines. The remainder is operated as part of our US electricity distribution business.

US Transmission provides electricity transmission in New York through Niagara Mohawk Power Corporation and in New England principally through New England Power Company and The Narragansett Electric Company.

In addition, in the Midwest of the US, GridAmerica manages a range of electricity transmission operations on behalf of its three participant utilities. These include operational planning, outage management and scheduling of transmission service. It is the first multi-system independent transmission company and was formed under agreements with Ameren, First Energy, Northern Indiana Public Service Company and the Midwest Independent System Operator (MISO). The agreements have provisions that allow the participant utilities to sell their transmission assets to GridAmerica for cash and stock.

GridAmerica began operations in October 2003 with two out of the three participant companies before final approvals were received for Ameren’s participation on 1 May 2004. With the inclusion of Ameren, GridAmerica provides services in a geographic area which includes over 14,000 miles of transmission lines across five states.

Regulation
In New England, the electricity transmission revenues are collected under regional and local tariffs approved by the Federal Energy Regulatory Commission (FERC) which allow it to recover the costs of providing transmission services, with a return on capital. In New York, the transmission business revenues are collected under FERC and state tariffs with state provisions similar to the distribution regulation discussed on page 30. GridAmerica revenues are received from the MISO under a rate schedule approved by the FERC, along with management fees paid by the three participant utilities.

The transmission sector in the US is undergoing fundamental structural change. In its Order 2000, the FERC required electricity utilities to file proposals for transferring to Regional Transmission Organisations (RTOs) the management of transmission assets and the tariffs setting out the rates, terms and conditions of transmission service.

The US Transmission business currently operates within two independent system operators (ISOs), ISO New England Inc. and New York ISO, which administer the markets and provide oversight of transmission in their respective regions. The FERC issued an order on 24 March 2004 approving the proposal for an RTO by ISO New England and New England transmission owners including our subsidiary New England Power Company. The FERC’s approval is subject to conditions and modifications. There are currently no active plans to create an RTO for New York.

GridAmerica and its participant companies are members of MISO which has been approved by FERC as an RTO.

Financial performance
For the average exchange rates used in translating the US financial results, please see pages 37 and 41 in the Financial Review.

US electricity transmission turnover for the year ended 31 March 2004 was £318 million, compared with £407 million in 2002/03 and £278 million in 2001/02.

The £89 million reduction in US electricity transmission turnover from 2002/03 to 2003/04, including an unfavourable exchange rate impact of £22 million, reflects a reclassification of New England Power Pool billings from transmission to distribution segments. This movement was offset by an equal movement in costs.

The £129 million increase in turnover comparing 2001/02 and 2002/03, including an unfavourable exchange rate impact of £26 million, was mainly as a result of the first full year results of Niagara Mohawk (acquired 31 January 2002).

US electricity transmission adjusted operating profit for the year ended 31 March 2004 was £133 million, compared with £128 million in 2002/03 and £87 million in 2001/02.

US electricity transmission operating profit for the year ended 31 March 2004 was £105 million, compared with £103 million in 2002/03 and £64 million in 2001/02.

Exceptional charges and goodwill amortisation explain the difference between adjusted operating profit and operating profit. These exceptional charges are discussed in the context of all exceptional items of the Group on pages 36 and 40. Goodwill amortisation is discussed in the context of the Group as a whole on pages 36 and 39.

The £5 millon increase in adjusted operating profit comparing 2003/04 with 2002/03,

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including an unfavourable exchange rate impact of £8 million, was primarily due to the pass-through allowance for certain of the exceptional reorganisation costs and the first six months profits from GridAmerica of £2 million.

The £41 million increase in adjusted operating profit comparing 2002/03 with 2001/02, including an unfavourable exchange rate impact of £8 million, was primarily due to the first full year results from the Niagara Mohawk acquisition.

Operating performance
The blackout in the northeastern US and Canada on 14 August 2003, which started in the Midwest and cascaded into our service area, caused a loss of power to more than 800,000 of our Niagara Mohawk customers in upstate New York. Our staff and systems performed well and our customers were among the first to have their power restored after only seven hours.

In testimony before the US Congress about the blackout, Nick Winser, our Director of UK and US Transmission, highlighted the need to encourage the formation of independent transmission companies, to require the establishment of streamlined regional planning processes, to establish pricing policies that promote and reward investments in necessary grid upgrades, and to eliminate barriers to the siting of new transmission facilities.

Investment in the network
Capital investment in the replacement, reinforcement and extension of the US electricity transmission networks in 2003/04 was £53 million, compared with £49 million in 2002/03 and £38 million in 2001/02.

Investment in electricity transmission systems is, by its nature, variable. The systems consist of large, long-lived assets that typically will be replaced simultaneously with adjacent assets to maximise system availability.

The increase in capital expenditure in 2002/03 when compared to 2001/02 was mainly due to the inclusion of the first full year results of Niagara Mohawk (acquisition completed in January 2002). The summary above includes two months for Niagara Mohawk in 2001/02.

US Distribution
Background information
National Grid USA is one of the leading electricity distribution service providers in the northeastern US, as measured by energy delivered, and one of the largest utilities in the US, as measured by the number of electricity distribution customers. US electricity distribution serves approximately 3.3 million customers over a network of 62,000 circuit miles. US gas distribution serves around 560,000 customers over a network of 8,000 miles.

The company provides electricity and gas distribution in New York through its subsidiary Niagara Mohawk Power Corporation. It provides electricity distribution in New England through its subsidiaries Massachusetts Electric Company, Nantucket Electric Company, The Narragansett Electric Company and Granite State Electric Company.

Regulation
Massachusetts distribution rates (Massachusetts Electric Company and Nantucket Electric Company)
Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy, distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, distribution rates will be indexed to the average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Massachusetts Electric has agreed that increases in its distribution rates will initially be capped at 90% of the regional average. Based on a predetermined formula, annual savings related to Massachusetts Electric’s acquisition by National Grid that are achieved up to the end of 2009 will be calculated and shared equitably with customers from January 2010 until May 2020.

Nantucket Electric’s distribution rates are linked to Massachusetts Electric’s rates and became effective on 1 May 2000.

Rhode Island distribution rates (The Narragansett Electric Company)
Under the rate plan for Narragansett Electric, approved by the Rhode Island Public Utilities Commission (RIPUC), distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 31 December 2004. During the rate freeze, Narragansett Electric is permitted to retain earnings up to 12% return on equity. Any earnings between 12% and 13% will be shared equally with customers. If earnings exceed 13%, the excess will be divided between customers and the company, with customers receiving 75%.

From 1 January 2005, distribution rates will generally be determined by the RIPUC in accordance with Narragansett Electric’s cost of service. From that date, until the end of 2019, the company will be able to include in its cost of service half of any proven savings achieved since the merger of two former distribution companies that belonged to Eastern Utilities Associates (EUA – which became part of the Group in 2000) with Narragansett Electric. Narragansett Electric has filed evidence of annual EUA merger savings of approximately $16 million, subject to approval by the RIPUC. Our potential share of these savings is about $8 million annually until 2019, provided we maintain our cost of service below certain thresholds. These savings will be subject to further verification by 2007.

New Hampshire distribution rates (Granite State Electric Company)
The current rates for Granite State Electric are subject to regulation by the New Hampshire Public Utilities Commission and became effective in July 1998. These rates reflect expenses for the year ended 31 December 1994 and a 10% allowed return on equity.

New York distribution rates (Niagara Mohawk Power Corporation)
Niagara Mohawk’s distribution rates are regulated by the New York State Public Service Commission (NYPSC). As part of the regulatory approval process for the acquisition of Niagara Mohawk, a 10-year rate plan was approved by the NYPSC and became effective on 31 January 2002. Electricity delivery rates were reduced by $152 million and are subject to only limited adjustments for a period of 10 years. However, Niagara Mohawk will continue to be able to adjust rates to recover the full commodity costs of generation. Under the plan, after reflecting its share of savings related to the acquisition, Niagara Mohawk may earn a return on equity of up to 11.75%, or 12.0% if certain customer education targets are met.

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Returns above this level are then subject to a sharing mechanism with customers.

The 10-year rate plan also provides for a freeze on gas delivery rates until the end of 2004, but permits Niagara Mohawk to pass through to customers gas commodity and transportation costs. Niagara Mohawk may earn a threshold return on equity of up to 10%, or 12% if certain customer migration and education goals are met, and is required to share with customers earnings above this threshold.

Financial performance
For the average exchange rates used in translating the US financial results, please see pages 37 and 41 in the Financial Review.

The US electricity distribution and US gas distribution segments are discussed together as US Distribution. The figures given for electricity distribution and stranded costs together constitute the US electricity distribution segment. Stranded costs are the costs associated with the divestment of generating assets. Our regulators allow us to recover these costs, along with a return, from ratepayers.

The summary includes two months of results for Niagara Mohawk (acquisition completed on 31 January 2002) in the comparative figures for the year ended 31 March 2002.

Turnover for US electricity distribution was as follows:
•	electricity distribution: £3,030 million for the year ended 31 March 2004 compared to £2,860 million in 2002/03 and £1,962 million in 2001/02; and
•	stranded costs: £507 million for the year ended 31 March 2004 compared to £586 million in 2002/03 and £320 million in 2001/02.

Turnover for US gas distribution was £464 million for the year ended 31 March 2004 compared to £446 million in 2002/03 and £104 million in 2001/02.

In 2003/04, turnover in electricity distribution increased by £170 million, notwithstanding an unfavourable exchange rate impact of £172 million. Sales volume growth, an increase in commodity costs and the reclassification of certain FERC-regulated tariff charges previously reported as transmission contributed to higher turnover, but the return to normal weather patterns, and hence lower energy usage, partially offset the increase. The increase in commodity costs and tariff charges were both offset by increased operating costs.

Stranded costs turnover decreased by £79 million in 2003/04, including an unfavourable exchange rate impact of £29 million. Most of this decrease was attributable to lower returns on the reducing stranded cost asset, which were expected, combined with the impact of weaker sales and reduced purchased power contract costs (these are included in our stranded cost recovery and are offset by a corresponding movement in operating cost).

Turnover for US gas distribution increased by £18 million in 2003/04, including an unfavourable exchange rate impact of £26 million. This increase was primarily due to higher commodity costs.

Turnover increased by £898 million, £266 million and £342 million for electricity distribution, stranded costs and gas distribution respectively in 2002/03. These increases reflect the acquisition of Niagara Mohawk in January 2002 and the first full year of results from it in the year ended 31 March 2003.

Electricity distribution deliveries grew in the US in 2003/04 by 0.8% and in 2002/03 by 0.6% after normalising for weather. Strong residential and small commercial and industrial sales were partially offset by continued weakness in the industrial sector. Weather had a positive impact of approximately £7 million, which was less significant than the previous year. In 2002/03, the Group was aided by weather that was hotter than normal during the summer and colder than normal during the winter, causing an increase in energy use to run air conditioning and heating systems. This amounted to £34 million more turnover than normal in the 2002/03 financial year.

Adjusted operating profit for US electricity distribution was as follows:
•	electricity distribution: £315 million for the year ended 31 March 2004 compared to £343 million in 2002/03 and £187 million in 2001/02; and
•	stranded costs: £134 million for the year ended 31 March 2004 compared to £170 million in2002/03 and £79 million in 2001/02.

Adjusted operating profit for US gas distribution was £48 million for the year ended 31 March 2004 compared to £58 million in 2002/03 and £17 million in 2001/02.

Operating profit for US electricity distribution was as follows:
•	electricity distribution: £158 million for the year ended 31 March 2004 compared to £241 million in 2002/03 and £65 million in 2001/02; and
•	stranded costs: £136 million for the year ended 31 March 2004 compared to £172 million in 2002/03 and £84 million in 2001/02

Operating profit for US gas distribution was £37 million for the year ended 31 March 2004 compared to £49 million in 2002/03 and £8 million in 2001/02.

Exceptional charges and goodwill amortisation explain the difference between adjusted operating profit and operating profit. These exceptional charges are discussed in the context of all exceptional items of the Group on pages 36 and 40. Goodwill amortisation is discussed in the context of the Group as a whole on pages 36 and 39.

Electricity distribution adjusted operating profit decreased by £28 million in 2003/04 over 2002/03 and included an unfavourable exchange rate impact of £18 million. A return to normal weather combined with a one-off cost primarily related to storms was partially offset by growth in electricity deliveries and cost reductions.

Stranded costs adjusted operating profit decreased by £36 million, including an unfavourable exchange rate impact of £8 million. Lower returns, as expected, combined with the impact of weaker industrial sales made up the majority of this decrease.

US gas distribution adjusted operating profit decreased by £10 million and included an unfavourable exchange rate impact of £3 million. This decrease was primarily due to a one-off cost of £10 million related to the reversal of a previous over-collection of state income tax, which was partially offset by lower costs.

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Operating Review_continued

Adjusted operating profit for US electricity distribution and US gas distribution increased by a total of £288 million in 2002/03 over 2001/02 primarily due to the first full year of results from the Niagara Mohawk acquisition. After excluding 10 months’ results relating to Niagara Mohawk from the 2002/03 results to place them on a basis comparable with 2001/02, the exchange rate impact on the 2002/03 results was a loss of £34 million based on the 2001/02 average exchange rate.

The Group previously announced a goal across its US Transmission and US Distribution operations to reduce controllable costs by 20% in real terms by the end of the 2004/05 financial year. By 31 March 2004, we had achieved a cumulative reduction of 10% in real terms from March 2002. This translates to an annualised rate of 15%.

Operating performance
We work toward service quality standards that the state regulators expect us to achieve. If we fall below a prescribed standard, we can incur a penalty. If we do better than the standard, we can in certain cases achieve an incentive. US Distribution met or exceeded almost all of its standards and earned an aggregate net incentive of £0.8 million in calendar year 2003, which was driven by very favourable performance in all customer service-related measures.

The number of Lost Time Injuries in US Distribution increased by 14% in 2003/04. We are continuing to focus on identifying and addressing near misses as we believe this is an important investment in improving our long-term safety performance.

Investment in the networks
Capital investment in the replacement, reinforcement and extension of the US Distribution networks in 2003/04 was:
•	US electricity distribution: £227 million, compared with £209 million in 2002/03 and £141 million in 2001/02; and
•	US gas distribution: £50 million, compared with £40 million in 2002/03 and £3 million in 2001/02.

US electricity distribution spending increased by £18 million in 2003/04, including a favourable exchange rate impact of £13 million. US gas distribution spending increased by £10 million in 2003/04, including a favourable exchange rate impact of £3 million. US Distribution included spending to establish automated meter reading of £50 million in 2003/04 compared with £39 million in 2002/03 and £29 million in 2001/02. The £11 million increase in 2003/04 includes a favourable exchange rate impact of £3 million. The large increases from 2001/02 to 2002/03 reflect the acquisition of Niagara Mohawk in January 2002, with two months included in 2001/02 and a full year included for 2002/03.

UK Gas Distribution
Background information
The UK Gas Distribution business of National Grid Transco is operated by Transco and comprises almost all of Britain’s gas distribution system. The gas distribution system consists of approximately 170,000 miles of distribution pipelines and is the largest gas distribution system in Europe. Gas is transported on behalf of approximately 70 active gas shippers from the National Transmission System through the eight regional distribution networks to around 21 million consumers.

As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation system and operates the national gas emergency service.

Regulation
On 1 April 2002, the activities of Transco’s distribution business became subject to a separate five-year price control formula (‘distribution price control formula’). With effect from 1 April 2004, this single price control formula was disaggregated into eight separate price control formulae (‘networks price control formulae’) to cover the activities of the eight regional distribution networks.

The new networks price control formulae take the same form as the distribution price control formula, with a maximum allowed revenue assigned to each network. Each formula retains the 65% fixed, 35% variable revenue associated with transportation volume changes, a mains replacement incentive mechanism and the pass-through of prescribed rates and gas transporter licence fees.

Each network has been allocated a regulatory value associated with its distribution assets, using an estimate of Transco’s distribution business regulatory value as at 1 April 2002. The allocation was done in a manner to minimise unnecessary regional differentials in transportation charges. The networks price control formulae also incorporate the same cost of capital assumptions at a real pre-tax rate of 6.25%.

To set the new networks price control formulae it was also necessary to allocate allowances for operating costs, capital expenditure, replacement expenditure, regulatory depreciation and transportation volumes. Projected replacement expenditure continues to be divided 50:50 between regulatory capital and regulatory operating expenditure, thereby ensuring that the cost of the iron mains replacement programme does not fall wholly on today’s customers but is shared with future customers. The regulatory treatment of replacement expenditure contrasts with the accounting treatment where all such costs are expensed (see critical accounting policies – replacement expenditure on page 47).

Each network is subject to its own mains replacement incentive mechanism and retains 33% of any outperformance against Ofgem’s annual cost targets as additional profit, or alternatively, bears 50% of any overspend if it underperforms.

In 2003/04, operating under the distribution price control formula Transco made an estimated £10 million of additional profit from this mechanism.

Financial performance
UK Gas Distribution turnover for the year ended 31 March 2004 was £2,245 million, compared with £2,089 million in 2002/03 and £2,013 million in 2001/02.

Principal factors behind the £156 million increase in turnover comparing 2003/04 to 2002/03 were:
•	an increase in revenue recovered under the distribution price control formula of £84 million, primarily because of a 5% price increase implemented in October 2003 which added £79 million, combined with an increase in underlying volumes which added £21 million, but offset by an £11 million reduction because of relatively mild weather; and
•	a £72 million increase in other, relatively low margin income, primarily because of

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Operating Review_continued

increased work for the Group’s other businesses, such as increased workload undertaken by Transco’s emergency service on behalf of the Group’s regulated and non-regulated metering businesses.

Principal factors behind the £76 million increase in turnover comparing 2002/03 to 2001/02 were an increase in revenue recovered under the distribution price control formula of £33 million, of which £23 million was due to an increase in underlying volumes, while £10 million was the result of relatively cold weather. In addition, there was an increase of £43 million in other income primarily because of increased work for the Group’s other businesses.

UK Gas Distribution adjusted operating profit for the year ended 31 March 2004 was £729 million, compared with £554 million in 2002/03 and £548 million in 2001/02.

UK Gas Distribution operating profit for the year ended 31 March 2004 was £640 million, compared with £443 million in 2002/03 and £504 million in 2001/02.

Exceptional charges which explain the difference between adjusted operating profit and operating profit are discussed in the context of all exceptional items of the Group on pages 36 and 40.

The £175 million increase in adjusted operating profit comparing 2003/04 to 2002/03 was mainly a result of an £84 million increase in formula income, a £103 million reduction in controllable operating costs and a £17 million reduction in replacement expenditure. This was offset by a net increase in depreciation and amortisation of capital contributions of £11 million and a £23 million charge for UK Gas Distribution’s share of the Lattice pensions deficit.

Principal factors behind the £6 million increase in adjusted operating profit comparing 2002/03 to 2001/02 were an increase in revenue recovered under the distribution price control formula of £33 million, combined with a £26 million reduction in controllable operating costs, offset by increased depreciation of £9 million and an increase in replacement expenditure of £37 million (see critical accounting policies – replacement expenditure on page 47).

UK Gas Distribution’s replacement expenditure (repex) for the year ended 31 March 2004 was £388 million, compared with £405 million in 2002/03 and £368 million in 2001/02.

The £37 million increase in repex in 2002/03 compared with 2001/02 was due to the completion of the Medium Pressure Ductile Iron replacement programme in 2002/03. The £17 million reduction comparing 2003/04 to 2002/03 was associated with the start of the iron mains replacement programme with 2003/04 representing the lowest year of expenditure planned until 2007.

UK Gas Distribution’s controllable costs in 2003/04 were £103 million lower than 2002/03 and 7% lower than the 2003/04 allowance agreed with Ofgem as part of the five-year distribution price control formula agreed in April 2002. The reduction was a direct result of the implementation of restructuring plans announced in September 2002, coupled with continued investment in technology and the centralisation of activities, and aided by synergies from the merger of National Grid and Lattice.

Operating performance
Gas throughput was 706 TWh in 2003/04, compared with 708 TWh in 2002/03 and 697 TWh in 2001/02. If the weather had corresponded to seasonal normal temperatures, it is estimated that gas throughput would have been 732 TWh in 2003/04, compared with 730 TWh in 2002/03 and 727 TWh in 2001/02.

While there has been underlying growth of 1.9% in demand from small users (2002/03 2.0% demand growth), 2003/04 saw a 3.5% reduction in underlying demand from business and other large users (2002/03 1.6% reduction), which can be attributed to higher gas prices, power stations being off-line and recession in a number of manufacturing sectors.

Standards of service
Over the past few months we have been working with Ofgem and the wider industry to implement plans to improve the standards of service provided by Transco in relation to its connections activities. While Ofgem has recognised that the performance of the connections service provided by Transco has improved, in May 2004 it confirmed a financial penalty of £1 million in relation to earlier performance problems.

The problems we have had with our connections operations have adversely impacted our overall standards of service performance and as a result there is some room for improvement. Despite this we have once again exceeded our safety-related standards of service targets with more than 98% of ‘uncontrolled’ gas escapes (where the gas leak cannot be controlled by turning the gas supply off at the meter) attended within one hour, and more than 99% of ‘controlled’ gas escapes (where the gas leak can be controlled at the meter) attended within two hours.

Safety
Using DuPont Safety Resources, we have been working to improve our overall safety, health and environmental performance through the implementation of best practice in UK Gas Distribution. Over the last 12 months, we have demonstrated a continued improvement with a 22% reduction in employee Lost Time Injuries (LTIs). By working closely with our supply chain partners to share best practice, we have also made significant steps in improving their performance resulting in a 43% reduction in their LTIs. We have initiated new training, which we believe will educate and change behaviours to drive improved safety performance further towards our goal of zero injuries.

Investment in the network
Capital expenditure in the reinforcement and extension of Transco’s gas distribution network was £293 million in 2003/04, compared with £380 million in 2002/03 and £455 million in 2001/02. The reductions in capital expenditure comparing 2003/04 to 2002/03 and 2002/03 to 2001/02 were principally due to the fact that investment in the high pressure pipelines in the distribution networks incorporates a number of large projects and is dependent on forecasts of future demand. The profile of expenditure over time is stepped with the commencement and completion of projects to expand the network. As a result of the level of project activity, expenditure in 2001/02 was particularly high due to a number of large projects being undertaken. It fell by £75 million in 2002/03 and then by a further £87 million in 2003/04 with the completion of these projects.

During the year ended 31 March 2004, Transco made over 100,000 new connections to its network. The total number of new connections to Britain’s network, taking into account other

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Operating Review_continued

connections made by third parties, is estimated to be in excess of 200,000.

Network sales
Plans for the possible sale of up to four of Transco’s eight distribution networks, announced in May 2003, have progressed steadily over the past year. A large number of indicative bids for the five networks potentially identified for sale (Scotland, Wales and West, North of England, North West and South of England) were received and discussions have continued with a number of parties. It is expected that the results of the sales process will be announced this summer with any sales due for completion in early 2005.

National Grid Transco has been discussing its plans with Ofgem and the wider industry through industry workstreams. In April 2004, Ofgem gave approval for the next phase of work to consider the implications of the proposed network sales on the basis that it is in consumers’ interests. Completion of this phase of work is expected by the end of July and Ofgem’s final consent to specific sales is expected in the second half of 2004.

The HSE has been kept appraised of all developments and will need to approve new safety cases and any changes proposed by National Grid Transco before the sales can complete. The 0800 111 999 national gas emergency service number will remain the same and will continue to be managed by National Grid Transco. The emergency engineers who are currently dispatched to attend public reported gas escapes and gas emergencies within each network will be included as part of any network sale.

Although we may sell up to four networks, if this maximises value, we remain committed to a substantial gas distribution business in Britain and we will continue to be the largest operator of gas distribution assets in the country.

The ‘Way Ahead’ for our retained distribution networks
We have begun our ‘Way Ahead’ restructuring programme in the networks that we will retain. This involves a move to a more centralised structure that will enable us to place increased emphasis on safety and efficiency, the deployment of best practice across the organisation, and facilitate our aim to be the best in the world at balancing cost, performance and risk. Any network that is currently part of the sale process, but is not subsequently sold, will be incorporated into the Way Ahead programme later this year.

This should enable us to deliver major reductions in controllable operating expenditure.

Other businesses
Progress continues to be made by the Group to re-focus the portfolio of other businesses to the provision of infrastructure and related services where we can exploit our core skills and assets to create value.

The adjusted operating profit for Group undertakings within other activities for the year ended 31 March 2004 was £103 million, compared with £143 million in 2002/03 and £206 million in 2001/02.

Operating profit for Group undertakings within other activities for the year ended 31 March 2004 was £24 million, compared with £24 million in 2002/03 and £120 million in 2001/02.

Exceptional charges and goodwill amortisation explain the difference between adjusted operating profit and operating profit. These exceptional charges are discussed in the context of all exceptional items of the Group on pages 36 and 40. Goodwill amortisation is discussed on pages 36 and 39.

The £40 million reduction in adjusted operating profit in 2003/04 was mainly a result of a £29 million improvement in the profitability of Gridcom, offset by an increased depreciation charge in the Transco metering business, increased losses at Fulcrum Connections, increased pension costs, and start-up costs in OnStream and Isle of Grain import facility.

Included within the other activities are the businesses described below.

Gridcom
Gridcom provides communications infrastructure solutions to fibre and wireless network operators in the UK and northeastern US.

Gridcom builds, leases and operates sites for the base stations and radio masts needed by mobile operators, exploiting the Group’s project management skills and electricity and gas infrastructure. In the US, it also offers dark fibre and related facilities to telecoms operators. In the UK, demand for Gridcom’s services was static for most of 2003/04 as mobile operators delayed the roll-out of their 3G (third generation) platforms. However, significant operational improvements have been made in the UK business to reduce costs, improve safety, reducing employee Lost Time Injuries by 76%, and provide a profitable foundation to meet the expected growth in demand.

In the US, demand for Gridcom’s services from mobile operators has increased during 2003/04 and improvements have been made to the profitability of the dark fibre business.

Metering
Our two UK metering businesses – the Transco metering business and OnStream, our competitive metering business – provide installation, maintenance and meter reading services to gas shippers, including British Gas Trading. During 2003/04, we have continued to focus on the challenges and opportunities of competition, which Ofgem is introducing in the UK metering market.

Transco metering business
The priority of the Transco metering business continues to be the provision of services for our currently installed base of approximately 20 million domestic gas meters. In the last quarter of 2003/04, we successfully secured long-term usage contracts, including a new pricing structure, with gas suppliers, covering substantially all of our meters, to secure a long-term revenue stream for current, new and replacement meters.

OnStream
We created OnStream to take advantage of the opportunities in the emerging competitive market for new gas and electricity meters. During the year, the business mobilised for its first contracts with British Gas Trading to provide service in four regions of the UK, representing a customer base of around 11 million gas and electricity meters.

Interconnectors
We operate electricity interconnectors between England and Scotland and England and France which provide access to alternative

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Operating Review_continued

wholesale electricity markets and additional sources of supply.

The Basslink project, to build, own and operate a 600 MW interconnector linking the electricity network on the island state of Tasmania to the transmission network on the Australian mainland has continued on schedule and is still due for completion in late 2005.

Capital expenditure on this project was £78 million in 2003/04, compared with £50 million in 2002/03 and £6 million in 2001/02.

Total project costs remain on budget and the total cost to completion, excluding capitalised finance costs, is expected to be approximately £300 million.

Liquefied Natural Gas
Our Liquefied Natural Gas business continues to provide gas storage facilities to Transco to help meet its security of supply obligations.

During 2003/04, we commenced work on a £130 million project to develop an LNG import facility on the Isle of Grain, and have signed a 20-year contract to sell the capacity to BP and Sonatrach following its scheduled completion date in early 2005. In 2003/04, we have incurred capital expenditure of £58 million, compared with £2 million in 2002/03, and transferred £20 million of assets from the existing LNG business. The facility will have the capacity to import, store and supply 4 bcm of LNG into the UK market from 2005 – representing approximately 4% of UK demand. The UK market is expected to require new and increasing volumes of imported gas from 2005 to supplement the UK’s existing indigenous supplies.

Fulcrum Connections
During 2003/04, Fulcrum Connections provided, on behalf of Transco, 130,000 new gas connections and gas meter alterations to domestic and industrial customers, a similar number to last year. The business worked hard during the year to improve customer service. By 31 March 2004, Fulcrum had made substantial improvements in the number of standards of service achieved and enjoyed increased levels of customer satisfaction compared to 2002/03. This was recognised by Ofgem when it confirmed its fine on Transco in relation to earlier performance problems in the business. Fulcrum also made impressive improvements in its safety performance, with an 88% reduction in the number of employee Lost Time Injuries.

SecondSite Property
SecondSite Property’s principal activity is the management, clean up and disposal of surplus non-operational properties (including former Transco and National Grid sites in the UK), largely comprising contaminated former gas works. SecondSite Property aims to tackle the historic legacy of gas manufacture on our sites so that they can be reclaimed and returned to beneficial community use.

During the year ended 31 March 2004, SecondSite Property disposed of 91 properties and generated £154 million in disposal proceeds, compared with 74 properties and £89 million in 2002/03 and 74 properties and £128 million in 2001/02. These disposals contributed profit on the disposal of fixed assets of £88 million in 2003/04 compared with £54 million in 2002/03 and £100 million in 2001/02.

Advantica
Advantica provides technology-based solutions to Transco, other utilities and pipeline operators worldwide and operates in Europe and the US. The company has been defined as non-core and was restructured in March 2004 to reduce operating costs and respond to market conditions.

Discontinued operations
During the year, we have continued our exit from our non-core businesses. We completed the sale of Lattice Energy Services and also sold our interests in Bulldog Communications and EnMO. We have also agreed the sale of our interests in Citelec (which holds 65% of Transener, our electricity transmission joint venture in Argentina) and viavera, the former subject to appropriate regulatory and government approvals.

We are currently in the process of selling our investments in Intelig and Urband. We will not provide any additional funding to the remaining altnet (alternative telecoms network) businesses over and above existing provisions and remain confident that we will complete our exit from them within the provisions that we announced in November 2001.

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Directors’ Report and Operating and Financial Review

Financial Review

Segmental reporting
The presentation of segment information is based on the management responsibilities that existed at 31 March 2004. Minor changes to the definition of segments were made during 2003/04, the principal effect of which was to reclassify the results of the UK Interconnectors and LNG Storage businesses from ‘UK electricity and gas transmission’ to ‘Other activities’. Comparative figures for 2002/03 and 2001/02 were restated accordingly. The result of the restatement was to reclassify £26 million and £25 million of operating and adjusted operating profit from ‘UK electricity and gas transmission’ to ‘Other activities’ for 2002/03 and 2001/02 respectively.

A review of the operational and financial performance of the reporting segments is contained on pages 25 to 35 together with additional financial and performance information relating to the segments.

Financial year ended 31 March 2004 (2003/04) compared with financial year ended 31 March 2003 (2002/03)
Group turnover
Group turnover decreased from £9,400 million in 2002/03 to £9,033 million in 2003/04, a fall of £367 million, primarily reflecting a reduction in turnover relating to discontinued operations which dropped from £567 million in 2002/03 to £158 million in 2003/04.

The vast majority of the discontinued turnover related to EnMO, which provides the on-the-day commodity market for gas trading in Great Britain, and was disposed of by the Group during 2003/04.

Group operating profit
Group total operating profit rose by £126 million to £1,862 million in 2003/04. This reflected an increase in adjusted operating profit of £53 million and a reduction in net operating exceptional charges of £70 million as compared with 2002/03. The main reason for the increase in adjusted operating profit was the strong performance of UK gas distribution. On pages 25 to 35, we explain the improvement in adjusted operating profit performance for UK gas distribution and movements for the other businesses. Net operating exceptional items included within total operating profit that related to both continuing and discontinued operations moved from a net charge of £347 million in 2002/03 to a net charge of £277 million in 2003/04. A separate discussion of operating and non-operating exceptional items for 2003/04, 2002/03 and 2001/02 is included below.

Joint ventures
On 15 March 2004, National Grid Transco agreed to sell its 42.5% stake in Citelec, the holding company of Transener, which owns and operates a transmission system in Argentina.

National Grid Transco continued to account for Citelec’s results under hyper-inflationary accounting principles during 2003/04. The application of these principles had no material impact on the results for the year ended 31 March 2004 and Citelec had no impact on earnings during the year.

Goodwill amortisation
Goodwill amortisation for 2003/04 fell from £102 million to £99 million. The reduction reflected the reduced sterling cost of US dollar denominated goodwill amortisation as a result of the weakening of the US dollar during 2003/04.

Exceptional items – 2003/04
The results for the year ended 31 March 2004 included total net exceptional pre-tax credits of £45 million. Pre-tax net credits were made up of pre-tax net charges of £277 million of operating exceptional charges (restructuring and environmental costs) relating to continuing operations offset by £322 million of non-operating exceptional credits. The net £45 million credits comprised:

•	restructuring costs which consisted of £24 million of costs associated with the proposed disposal of UK-based distribution networks (see page 34 for a further discussion of the proposed disposal) and other costs of £225 million, totalling £249 million (£170 million after tax). The other costs primarily related to planned cost reduction programmes which comprised: £100 million for US distribution businesses and US transmission; £77 million for UK distribution; £14 million for UK transmission; and £34 million for other businesses;
•	£28 million of environmental costs (£28 million after tax). Following the completion of an investigative site survey in the UK, the estimate of environmental liabilities was altered to reflect the best estimate of these liabilities having regard to relevant legislation. This has resulted in an additional charge being reflected in the profit and loss account;
•	£226 million gain on assets held for exchange (£226 million after tax) relating to the profit recognised on Energis shares, with a carrying value of £17 million, delivered to Equity Plus Income Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of £243 million. This transaction represented the culmination of a deferred sale arrangement entered into in February 1999; and
•	£96 million gain on sales of property and other tangible fixed assets (£96 million after tax).

Interest
Net interest fell from £970 million in 2002/03 to £822 million in 2003/04. In 2002/03, exceptional financing costs relating to a joint venture of £31 million were incurred. A separate discussion of exceptional financing costs for 2002/03 is contained in ‘Exceptional items’ on page 40, when comparing the results for 2002/03 with those of 2001/02.

Net interest, excluding exceptional items, fell from £939 million in 2002/03 to £822 million in 2003/04. This reduction was primarily explained by: the refinancing of debt in the UK and US; lower short-term interest rates; the weaker US dollar; and a lower level of Group net debt. In addition, there was a higher level of capitalised interest as a result of financing costs incurred in respect of ongoing capital expenditure programmes and a reduction in interest cost from former joint ventures. These impacts more than offset a net increase of £55 million in pension interest costs (net of capitalised interest) principally arising from the recognition of additional net interest from the actuarial valuation of the Lattice pension scheme undertaken at 31 March 2003. This is discussed further under ‘Retirement arrangements’ and ‘Pension accounting’ on page 37.

Taxation
The net tax charge rose from £245 million in 2002/03 to £261 million in 2003/04. The tax charge for 2003/04 of £261 million included net exceptional tax credits amounting to £89 million (2002/03: £128 million). Excluding the

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Financial Review_continued

exceptional tax items and current tax adjustments for prior years, the effective tax rate for 2003/04 based on adjusted profit before taxation was 25.1% (2002/03: 29.9%) compared with the standard corporation tax rate in the UK of 30%. The effective tax rate for 2003/04 based on profit before taxation after exceptional items was 19.1% (2002/03: 36.7%).

A reconciliation of the main components giving rise to the difference between the relevant effective tax rate and the UK standard corporation tax rate is shown in note 9 to the accounts on page 86.

Exchange rates
The Group has used the weighted average exchange rate to translate all US dollar results into sterling for 2003/04 and 2002/03, being £1.00 = $1.68 and £1.00 = $1.59 for each year respectively. The balance sheets at 31 March 2004 and 31 March 2003 have been translated at £1.00 = $1.83 and £1.00 = $1.58 respectively.

Exchange rate movements had an adverse effect on the translation of US dollar denominated operating profit and adjusted operating profit for 2003/04 compared with 2002/03. If the rate that applied during 2002/03 had been used, sterling operating profit and adjusted operating profit for 2003/04 would have been higher by around £24 million and £36 million respectively, giving a sterling operating profit and adjusted operating profit of approximately £1,886 million and £2,274 million respectively.

The effect of movements in the US dollar exchange rate on adjusted operating profit and operating profit was largely offset by the reduced sterling cost of US dollar debt taken out to finance US dollar denominated investments and the reduced sterling cost of US taxes. As a result, the impact of the higher US dollar rate on results arising in the US did not have a significant effect on adjusted earnings per share or earnings per share.

Retirement arrangements
The Group operates two major UK occupational pension schemes – the National Grid Company Group of the Electricity Supply Pension Scheme (the National Grid Scheme) and the Lattice Group Pension Scheme (the Lattice Scheme). The National Grid Scheme is a defined benefit pension scheme. The Lattice Scheme has a defined benefit section that is effectively closed to new entrants and a defined contribution section. There are no current plans to merge the two schemes.

In addition to the UK schemes, employees of National Grid USA companies are eligible to receive retirement income benefits primarily through defined benefit arrangements. Post-retirement healthcare and life insurance benefits are also provided to qualifying retirees.

An actuarial valuation of the Lattice Scheme was carried out at 31 March 2003, while the National Grid Scheme actuarial valuation is being carried out at 31 March 2004 and has not yet been completed.

In respect of the US-based pension and other post-retirement schemes, the latest full actuarial valuations were carried out at 1 April 2003. These valuations were updated using assumptions and market values at 31 March 2004.

In August 2003, the New York State Public Service Commission approved a settlement with Niagara Mohawk, a Group undertaking, following an audit that identified reconciliation issues between the rate allowance and actual costs of Niagara Mohawk’s pension and other post-retirement benefits. The settlement resolved all issues associated with those obligations for the period prior to its acquisition by the Group and, among other things, covered the funding of Niagara Mohawk’s pension and post-retirement benefit plans. As part of the settlement, the Group provided $132 million (£83 million) of tax-deductible funding during 2002/03 and provided an additional $177 million (£105 million), on a tax-deductible basis, during 2003/04. Under the terms of the settlement, the Group will earn a rate of return of at least 6.60% (nominal) on $209 million of this funding through to 31 December 2011. In addition, the Group is eligible to earn 80% of the amount by which the rate of return on the pension and post-retirement benefit funds exceeds 5.34% (nominal) measured at 31 December 2011.

In addition to the funding provided in respect of the Niagara Mohawk settlement referred to above, other contributions made in respect of US-based pension and other post-retirement schemes were higher in 2003/04 than 2002/03. This arose primarily because the Group was able to make more efficient tax-deductible funding payments in 2003/04 than were possible in 2002/03, together with higher contributions in 2003/04 associated with the Group’s early retirement programmes.

The actuarial valuation of the Lattice Scheme at 31 March 2003, covering current and former UK gas employees and other former Lattice businesses, was completed during the year ended 31 March 2004. This revealed that the pre-tax deficit was £879 million (£615 million net of tax) in the defined benefit section on the basis of the funding assumptions adopted by the actuary. It is intended that there will be annual assessments of the Lattice Scheme with the next assessment being conducted at 31 March 2004. This assessment is in the process of being carried out and therefore the outcome is currently unknown.

It has been agreed that no funding of the deficit identified in the 2003 actuarial valuation will need to be provided to the scheme until the outcome of the actuarial valuation at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £520 million (£364 million net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the Lattice Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as Transco plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund. Cash contributions for the ongoing cost of the Lattice Scheme are currently being made at a rate of 22.3% of pensionable payroll.

Pension accounting
The Group continues to account for pensions under UK GAAP in accordance with Statement of Standard Accounting Practice 24 (SSAP 24) and, consistent with that statement, the Group had been spreading pension surpluses and deficits over the remaining service lives of employees based on the information contained in the last formal actuarial valuations.

As referred to on page 41 under ‘Pension accounting’, during 2002/03, the Group made a decision to suspend the recognition of any

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Financial Review_continued

further pension surplus during 2002/03 in respect of the UK pension schemes.

During 2003/04, the actuarial funding and SSAP 24 valuations of the Lattice Scheme undertaken at 31 March 2003 were completed. The charge for 2003/04 under SSAP 24 in respect of this scheme amounted to £144 million compared with £78 million for 2002/03. Of this charge, £80 million related to the ongoing cost (2002/03: £97 million), £33 million related to the spreading of the deficit (2002/03: £19 million credit), and £31 million related to the net interest charge (2002/03: £8 million credit). The ongoing SSAP 24 cost represents 23.0% (21.4% excluding administrative costs) of pensionable payroll.

As the 31 March 2004 actuarial valuation of the National Grid Scheme has not been completed, there has been no further amortisation in 2003/04 of any surplus arising from the previous formal actuarial valuation undertaken at 31 March 2001. This is consistent with the approach adopted during 2002/03.

The Group does not account for pension costs under Financial Reporting Standard (FRS) 17 ‘Retirement benefits’, but provides the necessary disclosures required by this standard. Substantially as a result of the improvement in world stock markets, the Group’s net FRS 17 deficit fell from £2,262 million at 31 March 2003 to £1,563 million at 31 March 2004.

Further disclosures relating to pensions consistent with the requirements of UK GAAP are given in note 7 to the accounts on page 82.

Earnings per share
Adjusted basic earnings per share for 2003/04 were 34.7 pence compared with 28.3 pence for 2002/03. Basic earnings per share for 2003/04 rose from 12.7 pence in 2002/03 to earnings of 35.8 pence per share, reflecting a movement from net exceptional charges in 2002/03 to net exceptional credits in 2003/04 and an increase in adjusted operating profit.

The reconciliation from basic earnings per share of 35.8 pence (2002/03: 12.7 pence) to adjusted earnings per share of 34.7 pence (2002/03: 28.3 pence) involves adjusting for goodwill amortisation of 3.2 pence (2002/03: 3.3 pence) and net exceptional credits, including the effect of tax, amounting to 4.3 pence (2002/03: 12.3 pence (net exceptional charges)).

Ordinary dividends
The total ordinary dividend for 2003/04 (£609 million) amounted to 19.78 pence per ordinary share and represented an increase of 15% over the previous year’s ordinary dividend per share. The total ordinary dividend per share was covered 1.8 times by both adjusted and basic earnings per ordinary share. The table below shows the ordinary dividends paid or payable by National Grid Transco or National Grid, as appropriate (see ‘Dividend policy’ below), for the last five financial years. These dividends do not include any associated UK tax credit in respect of such dividends.

Dividends expressed in US dollars per ADS in the table below reflect the actual amount paid to ADS holders, expressed to two decimal places, with respect to all amounts with the exception of the final ordinary dividend for 2003/04. The final ordinary dividend per ADS for 2003/04 reflects the declared US dollar amount expressed to two decimal places.

Dividend policy
As announced on 20 November 2003, the Board has recommended a 15% increase in its dividend per share for the year ended 31 March 2004. Going forward, the Board has declared its dividend policy is to aim to increase dividends per ordinary share, expressed in sterling, by 7% nominal in each financial year to 31 March 2008.

Prior to the announcement on 20 November 2003, the Group had adopted at the date of the merger of National Grid and Lattice, National Grid’s dividend policy, which had been to aim to increase dividends per share (as expressed in pounds sterling) by a real rate of 5% in each of the financial years to 31 March 2006.

Reporting the Lattice dividend history is complicated by the fact that Lattice only demerged from BG Group from 23 October 2000 and therefore only paid dividends in respect of periods after that date. In addition, prior to 31 March 2002, Lattice had a 31 December financial year end. As a consequence, any historical comparison of dividends paid or payable by National Grid Transco in 2002/03 should be made by reference to National Grid’s dividends, which is the basis upon which the table below is presented.

Dividends	2003/04	2002/03	2001/02	2000/01	1999/00
	p	p	p	p	p

Interim
7.91

6.86

6.46

6.05

5.59

Final	11.87	10.34	9.58	9.03	8.35

Total ordinary dividends	19.78	17.20	16.04	15.08	13.94

US dollar per ADS	2003/04	2002/03	2001/02	2000/01	1999/00
	$	$	$	$	$

Interim	0.67	0.54	0.47	0.45	0.46
Final	1.05	0.84	0.73	0.65	0.63

Total ordinary dividends	1.72	1.38	1.20	1.10	1.09

Application of UK GAAP accounting policies
As explained above, the application of UK GAAP to the business combination of Lattice and National Grid resulted in the transaction being treated as a merger. As a result, the financial information presented for all years has been prepared on the basis of common accounting policies as if the Group had always applied those accounting policies.

The Group has adopted the provisions of Urgent Issues Task Force (UITF) 38 ‘Accounting for ESOP trusts’ during 2003/04. This pronouncement requires the following accounting:
•	Shares held by employee share trusts, previously reported as part of ‘Fixed asset investments – own shares’, are now reported as a deduction from shareholders’ funds at the amount paid for those shares. This has resulted in the recognition of a prior year adjustment and corresponding restatement of prior years’ accounts. The net impact of this restatement was to reduce ‘Fixed asset investments – own shares’ and equity shareholders’ funds at 31 March 2003 by £39 million. There was no impact on the profit and loss account.

On 8 April 2004, the Accounting Standards Board issued FRS 20 ‘Share based payment’. It is the intention of the Group to adopt the

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Financial Review_continued

provisions of FRS 20 with effect from 1 April 2004. The standard requires the following accounting:
•	Where shares or rights to shares are granted to third parties, including employees, a charge should be recognised in the profit and loss account based on the fair value of the shares at the date the grant of shares or right to shares is made. If this accounting policy had been adopted for this report and accounts, it is estimated that in respect of 2003/04, 2002/03 and 2001/02 adjusted operating profit would have been reduced by £25 million, £37 million and £18 million respectively and that adjusted basic earnings per share would have been reduced by 0.8 pence, 1.2 pence and 0.6 pence. Operating profit for these years would have been reduced by £25 million, £40 million and £18 million and basic earnings per share would have been reduced by 0.8 pence, 1.3 pence and 0.6 pence.

Financial year ended 31 March 2003 (2002/03) compared with financial year ended 31 March 2002 (2001/02)
Group turnover
Group turnover for 2002/03 increased by £1,846 million over 2001/02 to £9,400 million, reflecting a full year’s turnover being recorded in respect of Niagara Mohawk, which was acquired by the Group on 31 January 2002. Therefore this only affected the results of 2001/02 for two months while impacting on the results for 2002/03 for the full year.

Group operating profit
Group total operating profit rose by £1,377 million to £1,736 million in 2002/03, primarily reflecting a movement in total operating exceptional net charges relating to both continuing and discontinued operations, which fell from £1,327 million in 2001/02 to £347 million in 2002/03.

Niagara Mohawk contributed £83 million to adjusted operating profit and £2 million to operating profit in 2001/02 for the period from the date of acquisition to 31 March 2002.

A separate discussion of exceptional items relating to 2002/03 and 2001/02 is given on page 40.

Group total adjusted operating profit rose by £402 million to £2,185 million, primarily reflecting increased adjusted operating profit from US electricity transmission and US electricity distribution which reported a full year’s contribution from the acquisition of Niagara Mohawk. As a result, the contribution of US electricity transmission and US electricity distribution rose from £353 million in 2001/02 to £641 million in 2002/03, an increase of £288 million, accounting for 72% of the total increase.

Total operating profit from Group undertakings included losses of £194 million relating to discontinued operations compared with £496 million for 2001/02, as a result of the sale of, or exit by the Group from, certain business activities during the year. The principal businesses exited during 2002/03 included The Leasing Group and 186k, a UK-based fibre optic telecommunications company.

Group operating profit also included a profit of £109 million compared with losses of £672 million in 2001/02 relating to the discontinued activities of joint ventures and the associate. A discussion of the impact the activities of discontinued joint ventures and the associate have had on the results is given below.

Joint ventures and associate
On 16 July 2002, Energis plc (‘Energis’) went into administration. As a direct result of this event, Energis ceased to be an associate of the Group from that date. The results for 2002/03 were not affected by this change in status, because the Group’s investment in Energis had been fully written down during 2001/02 and Energis had not publicly declared any results since reporting its results for the six months ended 30 September 2001.

The Group ceased equity accounting for Intelig, its Brazilian telecoms joint venture, with effect from 30 September 2002. This arose as a result of the Group’s share of net assets falling to zero and the Group declaring its intention not to fund this business any further while pursuing a withdrawal strategy.

During 2002/03, the Group’s interests in Energis Polska, Manquehue net and Silica Networks were disposed of or, in the case of Energis Polska, the interest reduced to a level where the Group had no significant influence on the activities of this business. As a result, these entities are no longer equity accounted for, and any loss arising from the disposal or reduction in interest has been reflected in exceptional items.

As explained in ‘Exceptional items – 2002/03’ on page 40, the total operating profit for 2002/03 of joint ventures (discontinued operations) included an exceptional pre-tax credit amounting to £129 million. The £129 million credit represented the partial release of impairment provisions charged in the year ended 31 March 2002 to match the recognition of retained losses arising from these joint ventures, and is recorded within the net £109 million credit relating to the Group’s ‘share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’.

The retained losses of the joint ventures against which the provisions were being released were reflected in the profit and loss account according to their nature, for example: share of operating loss; share of net interest; and share of tax. However, the principal element was an exceptional net interest charge of £92 million (before and after tax) relating to the Group’s share of exchange losses incurred on foreign exchange borrowings denominated in US dollars reported by Intelig.

Operating losses of £672 million recorded in 2001/02 in respect of the discontinued activities of share of joint ventures’ and associate’s operating profit/(loss) reflect the very significant level of impairment charges incurred during that year.

Operating results for all the above associate and joint ventures have been reflected in the accounts within ‘share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’.

Goodwill amortisation
Goodwill amortisation for 2002/03 rose from £97 million to £102 million. This increase reflected a full year’s amortisation of goodwill relating to the prior year’s acquisition of Niagara Mohawk, partially offset by the following:
•	no recognition of the Group’s share of goodwill amortisation in 2002/03 in respect of Energis; and
•	the reduced sterling cost of US dollar denominated goodwill amortisation as a result of the weakening of the US dollar.

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Financial Review_continued

Exceptional items – 2002/03
The results for 2002/03 included total net exceptional pre-tax charges of £477 million (£349 million post-tax). Pre-tax charges were made up of pre-tax net charges of £308 million and £39 million of operating exceptional items relating to continuing and discontinued operations respectively; £99 million of non-operating exceptional items; and £31 million of financing exceptional charges. In addition, the Group recorded £28 million of exceptional minority interest charge. These net charges comprised:
•	costs arising from the Merger of £184 million (£147 million after tax) related to transaction costs of the Merger, together with related employee share scheme costs amounting to £79 million and other property and employee costs of £105 million;
•	restructuring costs principally arising from business-related efficiency programmes of £209 million (£165 million after tax). These costs were mainly severance-related;
•	an impairment charge related to the Group’s telecoms assets held by 186k of £168 million (£143 million after tax). The Group wrote down the assets of 186k consistent with its announced intention to withdraw from the altnet sector. Subsequent to the impairment charge, the majority of the assets relating to 186k were sold for a nominal sum to a third party;
•	a £135 million credit (£155 million after tax) in respect of Intelig and other telecoms joint ventures of which £129 million was reflected in ‘share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’ – see ‘Joint ventures and associate’ on page 39;
•	an exceptional net interest loss of £31 million (before and after tax). This related to the Group’s share of exchange losses incurred on foreign exchange borrowings of £98 million (£92 million of which related to Intelig as referred to in ‘Joint ventures and associate’ on page 39) partially offset by a gain on net monetary liabilities of £67 million as a result of the adoption of hyper-inflationary accounting, under UK GAAP, relating to Citelec, the Group’s Argentinian joint venture – see ‘Exchange rates and hyper-inflation’ on page 41;
•	a £28 million minority interest charge, being their share of the £61 million net exceptional credit related to the Argentinian joint venture (Citelec) – see ‘Exchange rates and hyper-inflation’ on page 41;
•	a £68 million loss (before and after tax) arising from the sale of the Group’s leasing business, The Leasing Group, and the termination of 186k’s operations following the sale of 186k’s assets for a nominal amount to a third party as referred to above; and
•	a net profit on the disposal of tangible fixed assets of £48 million (£50 million after tax).

Exceptional items – 2001/02
The results for 2001/02 included net exceptional pre-tax charges of £1,313 million (£1,147 million post-tax).

Pre-tax net exceptional charges were made up of £285 million and £1,042 million of operating exceptional items relating to continuing and discontinued operations respectively and £142 million of financing exceptional charges, partially offset by non-operating exceptional credits of £156 million. In addition, the Group recorded £50 million of exceptional minority interest credit. The net charges comprised:
•	£792 million impairment of the Group’s joint venture and associate investments (£775 million after tax) primarily arising from the decision to exit from its Latin American telecoms investments and the full impairment of the investment in Energis, following the collapse in the associate’s share price. The impairment charges resulted in writing down the value of these investments to £nil and the recording of associated liabilities;
•	£250 million impairment of assets in 186k (£175 million after tax). The basis of this charge was to write down these assets to their estimated recoverable amounts;
•	the Group’s share of the pre- and post-tax exceptional charge of a telecoms joint venture (SST) amounting to £48 million, reflecting the write down of an investment and goodwill in that joint venture, prior to the acquisition of all the issued ordinary share capital of this entity by the Group;
•	an impairment of the Group’s LNG storage assets of £50 million (£35 million after tax), reflecting a reduction in the expected future cash flows under the current regulatory arrangements;
•	restructuring and integration costs within the UK businesses and the integration of Niagara Mohawk, which amounted to £187 million (£130 million after tax); and
•	the Group’s share of Citelec’s foreign exchange pre- and post-tax financing charge which amounted to £142 million relating to the devaluation of the Argentine peso.

These exceptional losses were partially offset by:
•	pre-tax profits amounting to £94 million (£96 million after tax) relating to the sale of tangible fixed assets;
•	a £31 million pre- and post-tax gain on the sale of BG Group shares by the Lattice ‘All Employee Share Ownership Plan’;
•	an exceptional pre- and post-tax profit of £31 million relating to the gain on disposal of investments; and
•	a credit of £50 million relating to the Group’s share of the minority interest’s share of the foreign exchange financing charge referred to above.

Interest
Net interest rose from £799 million in 2001/02 to £970 million in 2002/03. Both years included exceptional financing costs amounting to £142 million and £31 million in 2001/02 and 2002/03 respectively. A separate discussion of exceptional financing costs is contained in ‘Exceptional items – 2002/03’ and ‘Exceptional items – 2001/02’ as shown above.

Net interest, excluding exceptional items, rose from £657 million in 2001/02 to £939 million for 2002/03. This increase is explained by a full year’s interest charge in respect of the acquisition of Niagara Mohawk and foreign exchange movements.

Taxation
The net tax charge rose to £245 million in 2002/03 from £85 million in 2001/02 and included an exceptional tax credit on pre-tax exceptional items amounting to £128 million and £166 million in 2002/03 and 2001/02 respectively, giving rise to effective tax rates of 36.7% and 29.9% (negative) for these years.

Excluding the exceptional tax items and current tax adjustments to prior years, the effective tax rate for 2002/03 and 2001/02 based on adjusted profit before taxation was 29.9% and 29.0% respectively, compared with the standard corporation tax rate in the UK of 30% for both years. The effective tax rate for 2002/03 and 2001/02 based on profit before taxation and before exceptional items was 32.6% and 24.4% respectively.

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Financial Review_continued

A reconciliation of the main components giving rise to the difference between the relevant effective tax rate and the UK standard corporation tax rate is shown in note 9 to the accounts on page 86.

Exchange rates and hyper-inflation
The Group has used the weighted average exchange rate to translate all US dollar results into sterling for 2002/03 and 2001/02, being £1.00 = $1.59 and £1.00 = $1.44 respectively.

Exchange rate movements had an adverse effect on the translation of US dollar denominated operating profit and adjusted operating profit for 2002/03 compared with 2001/02. If the exchange rate that applied during 2001/02 had been used, sterling operating profit and adjusted operating profit for 2002/03 would have been higher by around £57 million and £74 million respectively, giving a sterling operating and adjusted operating profit of approximately £1,793 million and £2,259 million.

The above analysis does not take into account the fact that Niagara Mohawk only impacted on Group results for two months in 2001/02. On the basis of excluding 10 months’ results relating to Niagara Mohawk from the 2002/03 results, to place them on a basis comparable with 2001/02, it is estimated that on this pro forma basis adjusted operating profit would have been higher by around £34 million.

The effect of exchange rate movements on adjusted operating profit and operating profit were largely offset by the reduced sterling cost of US dollar debt taken out to finance US dollar denominated investments and the reduced sterling cost of US taxes. As a result, the impact of the higher US dollar rate on results arising in the US did not have a significant effect on adjusted earnings per share or earnings per share.

Exchange rate movements only marginally affected the Group’s recognition of operating losses that arose in respect of Intelig, the Group’s Brazilian telecoms joint venture, during 2002/03. This reflected sterling strengthening against the Brazilian currency during the period that the Group equity accounted for Intelig – see ‘Joint ventures and associate’ on page 39. The Group estimated that, compared with the average exchange rate for 2001/02, this effect reduced our share of operating losses by around £2 million.

The Group’s joint venture in Argentina, Citelec, operated within a hyper-inflationary economy. In accordance with UK GAAP, the accounts of the joint venture, which included Transener, a transmission company, were prepared using hyper-inflationary accounting principles. This resulted in all entries in the joint venture’s accounts being measured at the current purchasing price.

The fall in the Argentinian exchange rate gave rise to the recognition of the Group’s share of exchange losses arising on this joint venture’s US dollar denominated debt, that amounted to £6 million. This loss was more than offset by the Group’s share of a gain on net monetary liabilities of £67 million, as a result of inflating the liabilities as part of the hyper-inflationary adjustments referred to above. Together with the minority interest’s share of these items, all these effects were reflected as exceptional in the profit and loss account.

Pension accounting
During 2002/03, while valuations of the UK pension schemes had not been carried out, the Board considered that such valuations would, in all likelihood, reveal a deficit in both the UK schemes. The continuing recognition of a surplus relating to previous actuarial valuations was considered incompatible with this position, and until the next actuarial valuations were undertaken or completed, the decision was taken to suspend the recognition of any further pension surplus in respect of both schemes. Consequently, with effect from 1 October 2002, the spreading of pension surpluses in respect of the UK defined benefit schemes, based on their last formal actuarial valuations at 31 March 2001, was suspended.

Operating profit and net interest in 2001/02 included £21 million and £12 million credits respectively in respect of the recognition of the UK pension schemes’ surplus up to 30 September 2002, and totalled £33 million (£23 million net of tax). As a result of the suspension of the recognition of any further pension surplus since that date, adjusted operating profit and net interest were reduced and increased by £21 million and £10 million respectively compared with the ongoing recognition of a surplus. Accordingly, adjusted profit before tax was reduced by around £31 million (£22 million net of tax).

Earnings per share
Adjusted basic earnings per share for 2002/03 were 28.3 pence compared with 30.8 pence for 2001/02. Basic earnings per share for 2002/03 rose from a loss per share of 11.3 pence in 2001/02 to earnings of 12.7 pence per share, reflecting a reduction in net exceptional charges between the two years. The reconciliation from basic earnings per share of 12.7 pence (2001/02: loss of 11.3 pence) to adjusted earnings per share of 28.3 pence (2001/02: 30.8 pence) involved adjusting for goodwill amortisation of 3.3 pence (2001/02: 3.4 pence) and net exceptional charges, including the effect of tax, amounting to 12.3 pence (2001/02: 38.7 pence).

Ordinary dividends
The total ordinary dividend for 2002/03 (£530 million) amounted to 17.20 pence per ordinary share. This represented an increase of 7.2% (5% in real terms) over the previous year’s National Grid ordinary dividend per share, as this was the most appropriate dividend comparison for the reason explained in ‘Dividend policy’ on page 38. The total ordinary dividend per share was covered 1.6 times by adjusted earnings per ordinary share and 0.7 times by basic earnings per ordinary share.

Liquidity, resources and capital expenditure
Cash flow
Net cash inflow from operations in 2003/04 was £2,810 million compared with £2,826 million in 2002/03 and £2,291 million in 2001/02. Included within net cash inflow from operations were exceptional cash outflows of £248 million, £328 million, and £103 million in 2003/04, 2002/03 and 2001/02 respectively.

Net cash inflow from operations before exceptional items was £3,058 million in 2003/04 compared with £3,154 million in 2002/03 and £2,394 million in 2001/02. The net cash inflow from operations before exceptional items in 2003/04 was £96 million lower than 2002/03, reflecting higher US related pension payments, adverse exchange rate variancies, and higher commodity costs that are expected to be recovered next year, partially offset by other favourable movements in working capital.

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Financial Review_continued

The 2002/03 increase in net cash flow from operations before exceptional items reflected the first full-year contribution from Niagara Mohawk. Exceptional cash flows in 2003/04 and 2001/02 related principally to cash flows that arose from restructuring initiatives and environmental expenditure while those relating to 2002/03 also included Merger-related costs.

Payments to the providers of finance, in the form of dividends and interest, totalled £1,252 million (net) in 2003/04 compared with £1,483 million in 2002/03 and £1,183 million in 2001/02. Net interest cash outflows increased from £696 million in 2001/02 to £901 million in 2002/03 and fell to £686 million in 2003/04. The increase between 2001/02 and 2002/03 primarily reflected the additional net interest expense incurred for a full year following the acquisition of Niagara Mohawk. The reduction in 2003/04 reflected the beneficial impact of refinancing debt, lower short-term interest rates and the weaker US dollar.

Net corporate tax payments amounted to £18 million in 2003/04 compared with £112 million in 2002/03 and £212 million in 2001/02. Net corporate tax payments in 2003/04 were lower than in 2002/03, primarily as a result of:
•	the cessation of trade of 186k, referred to below, also reduced corporation tax payments in 2003/04; and
•	a repayment of corporate tax arising from the settlement of tax liabilities of around £44 million.

Net corporate tax payments in 2002/03 were lower than in 2001/02, mainly as a result of:
•	the cessation of trade of 186k which created balancing allowances that reduced UK corporation tax payable in 2002/03 by around £60 million; and
•	the interaction of the timing of UK corporation tax payments on account and the Lattice Group post-tax exceptional charge in 2002/03, that resulted in a reduction of around £40 million compared with 2001/02.

Purchases of tangible and intangible fixed assets net of disposal proceeds absorbed cash of £1,254 million compared with £1,407 million in 2002/03 and £1,543 million in 2001/02.

The reduction of £153 million in purchases of tangible and intangible fixed assets net of disposal proceeds from 2002/03 to 2003/04 reflected lower purchases of fixed assets amounting to £118 million, primarily related to reduced capital expenditure by UK gas distribution and discontinued operations. This reduction has been partially offset by increased purchases in relation to the construction of the Basslink Interconnector and Isle of Grain LNG projects which are discussed on page 35. In addition, there was an increase in disposal proceeds of £35 million, mainly linked to the sale of property. Discontinued operations capital expenditure for 2002/03 related primarily to 186k and The Leasing Group, which were disposed of during 2002/03.

The reduction in net cash outflow between 2001/02 and 2002/03 primarily reflected: reductions in UK gas distribution, UK electricity and gas transmission; the disposal of The Leasing Group which previously purchased commercial vehicles and other assets for the Group; and reduced expenditure on 186k assets; partially offset by increased capital expenditure arising from the acquisition of Niagara Mohawk.

Cash outflow in 2003/04 relating to the acquisition of Group undertakings and other investments amounted to £26 million compared with £165 million and £1,006 million in 2002/03 and 2001/02 respectively. Cash outflow in 2002/03 included £153 million related to the expected contractual funding obligations in respect of joint ventures. Cash outflows in 2001/02 of £1,006 million included £932 million (including overdrafts acquired) connected to the acquisition of Niagara Mohawk.

Cash inflow from the disposal of investments in 2003/04 amounted to £33 million compared with 2002/03 of £328 million and £37 million in 2001/02. The 2002/03 inflow related primarily to the receipt of £157 million in respect of the full settlement of deferred payment arrangements arising from the sale of nuclear plant conducted before the completion of the acquisition of Niagara Mohawk, £53 million from the sale of other nuclear assets and £92 million from the sale of The Leasing Group.

During 2003/04, the Group terminated some cross currency swaps, resulting in a cash inflow of £148 million. As a result of this transaction, the underlying borrowing which had been hedged by these swaps was translated to sterling, at the prevailing spot rate, resulting in an increase in net sterling borrowing of £140 million. Consequently, the impact of the termination of cross currency swaps on net debt was insignificant.

During 2002/03, the Group purchased for cancellation 24.2 million shares resulting in a cash outflow of £97 million.

Equity shareholders’ funds
Equity shareholders’ funds rose from £1,113 million (restated) at 31 March 2003 to £1,213 million at 31 March 2004. This increase was mainly explained by the retained profit for the year of £490 million, partially offset by net foreign exchange adjustments amounting to £417 million, primarily related to the retranslation of US dollar denominated net assets and associated hedges.

Capital expenditure
Capital expenditure in 2003/04 was £1,481 million compared with £1,520 million in 2002/03 and £1,847 million in 2001/02. The total level of capital expenditure for continuing operations of £1,481 million in 2003/04 was higher than capital expenditure for 2002/03 (continuing operations) by £56 million, this reflected higher capital expenditure: in constructing the Basslink Interconnector and Isle of Grain LNG; within US electricity distribution; and within UK electricity and gas transmission. The higher capital expenditure was partially offset by a fall in capital expenditure within UK gas distribution.

The lower level of capital expenditure for 2002/03 compared with 2001/02 reflected a lower level of capital expenditure relating to UK gas distribution and UK electricity and gas transmission and reduced capital expenditure relating to discontinued operations.

The operating review on pages 25 to 35 contains a discussion of any significant variance between years relating to capital expenditure by reporting segment and provides details of any material capital expenditure programmes.

Net debt and gearing
Net debt fell from £13,878 million at 31 March 2003 to £12,632 million at 31 March 2004, primarily as a result of: the impact of the depreciation of the US dollar against sterling on

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Financial Review_continued

US dollar denominated net debt (excluding the impact of cross currency swaps – £140 million loss) amounting to £674 million; cash flows (excluding the impact of cross currency swaps – £148 million) of £339 million; and the settlement of the EPICs bond on 6 May 2004 amounting to £243 million.

The composition of net debt at 31 March 2004 is shown in note 27 to the accounts on page 102.

Gearing at 31 March 2004, calculated as net debt at that date expressed as a percentage of net debt plus net assets shown by the balance sheet, amounted to 91%, compared with 92% at 31 March 2003. By comparison, the gearing ratio, adjusted for the inclusion of UK regulated businesses at their estimated regulatory asset values (‘adjusted gearing ratio’), amounted to 55% at 31 March 2004 compared with 59% at 31 March 2003.

The Group believes this adjusted ratio is a more relevant measure of gearing than one based on book values alone, because the book values do not reflect the economic value of the UK regulated business assets. A reconciliation of the adjustments necessary to calculate adjusted net assets is shown in the table below:

Adjustment to net assets	2004	2003
		(restated)
	£m	£m

Net assets per balance sheet	1,263	1,197
Adjustment for increase in UK business regulatory values	8,900	8,570

Adjusted net assets	10,163	9,767

As a registered holding company, under the US Public Utility Holding Company Act of 1935 (PUHCA), National Grid Transco operates under certain regulatory restrictions applied by the SEC. As a result, the scope of the financing activity of the Group is limited to specific areas that are authorised from time to time, such authorisation being currently set sufficient to cover all normal requirements. In addition, the Company is required to maintain its consolidated common stock equity as a percentage of its total consolidated capitalisation (defined in general as common stock equity plus preferred stock plus gross debt) measured on a book value (US GAAP) basis at 30% or above. At 31 March 2004, this ratio stood at 41.3%.

Cash flow forecasting
Both short- and long-term cash flow forecasts are produced frequently to assist in identifying the liquidity requirements of the Group.

These forecasts are supplemented by a financial headroom position that is supplied to the Finance Committee of the Board regularly to demonstrate funding adequacy for at least a 12-month period. The Group also maintains a minimum level of committed facilities in support of that objective.

Credit facilities and unutilised Commercial Paper and Medium Term Note Programmes
The Group has both committed and uncommitted facilities that are available for general corporate purposes.

At 31 March 2004, National Grid Transco had a US$2.0 billion US Commercial Paper Programme (US$1.35 billion unutilised); National Grid Company plc had a US$1.0 billion US Commercial Paper Programme (unutilised) and a US$1.0 billion Euro Commercial Paper Programme (unutilised); and National Grid Transco and National Grid Company plc had a joint Euro Medium Term Note Programme of €6 billion (€3.8 billion unissued). Transco plc had a US$2.5 billion US Commercial Paper Programme (unutilised) and a US$1.25 billion Euro Commercial Paper Programme (US$0.9 billion unutilised); and Transco plc and Transco Holdings plc had a joint Euro Medium Term Note Programme of €7.0 billion (€2.6 billion unissued).

At 31 March 2004, the Group in the UK had £1.22 billion and $1.49 billion of short-term (364 day) committed facilities (undrawn), £0.58 billion of long-term committed facilities (undrawn) and £1.0 billion of uncommitted borrowing facilities (undrawn). The short-term committed facilities include an option to extend these facilities.

The National Grid USA Group had committed facilities of $439 million, all of which were undrawn at 31 March 2004. These facilities provide liquidity support for the subgroup New England Power Company’s tax-exempt debt programme.

In addition to the above facilities, at 31 March 2004, Basslink had a A$630 million loan facility (A$362 million undrawn) and Isle of Grain LNG had a £30 million facility of which £15 million remained undrawn.

Note 21 to the accounts on page 95 shows the maturity profile of all undrawn committed borrowing facilities of the Group in sterling at 31 March 2004.

Treasury policy
The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The Group has a Treasury function that raises all the funding for the Group and manages interest rate and foreign exchange rate risk.

The Group has separate financing programmes for each of the main Group companies. The Finance Committee of the Board and the Finance Committee of the appropriate Group undertaking approve all funding programmes.

The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement.

The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of the business’ operational requirements and the policy regarding their use is explained on page 45.

As a result of PUHCA and other US regulatory limits applicable to certain US companies in the Group, the freedom of these companies to provide financing among themselves is restricted. Nevertheless, external financings or other arrangements are in place to ensure that Group companies have adequate access to short-term liquidity.

The Group had borrowings outstanding at 31 March 2004 amounting to £13,248 million. The table on page 46 shows the expected maturity of these and other contractual obligations.

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The Group has in place appropriate committed facilities, and believes that the maturing amounts in respect of its contractual obligations as shown on page 46 can be met from these facilities, operating cash flows and other refinancings that it reasonably expects to be able to secure in the future. The Group’s financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper.

The Group places surplus funds on the money markets usually in the form of short-term fixed deposits that are invested with approved banks and counterparties. Details relating to the Group’s cash, short-term investments and other financial assets at 31 March 2004 are shown in note 21 to the accounts on page 94.

There exists within the Group different credit rated entities. For example, National Grid Company plc has a credit rating of A2/A. Transco plc has a credit rating of A2/A. Transco Holdings plc has been separately rated A3/A-. National Grid Transco has a credit rating of Baa1/A-.

It is a condition of the regulatory ring-fences around National Grid Company plc, Transco plc and Transco Holdings plc that they use reasonable endeavours to maintain an investment grade credit rating. It is also an SEC requirement that National Grid Transco maintains an investment grade credit rating. At these ratings, the principal borrowing entities of the Group should have ready access to the capital and money markets for future funding when necessary.

The main risks arising from the Group’s financing activities are set out below. The Board and the Finance Committee review and agree policies for managing each risk and they are summarised below.

Refinancing risk management
The Board mainly controls refinancing risk by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any 12-month and 36-month period. This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year, a mixture of short-term and long-term debt was issued.

Interest rate risk management
The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed and floating rate debt, interest rate swaps, swaptions and forward rate agreements. The Group’s interest rate risk management policy is to seek to minimise total financing costs (ie interest costs and changes in the market value of debt) subject to constraints so that, even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-set limits. Some of the bonds in issue from National Grid Company plc and Transco Holdings plc are index-linked, ie their cost is linked to changes in the UK Retail Price Index (RPI). The Group believes these bonds provide a good hedge for revenues that are also RPI-linked under the price control formula.

The performance of the Treasury function in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively-managed benchmark portfolio.

Foreign exchange risk management
The Group has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers 75% of such transactions expected to occur up to six months in advance and 50% of transactions in the six to 12-month period in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.

The principal foreign exchange risk to which the Group is exposed arises from assets and liabilities not denominated in sterling. In relation to these risks, the objective is to match the US dollar proportion of the Group’s financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities.

Foreign exchange fluctuations will affect the translated value of overseas earnings. This translation has no impact on the cash flows of the Group, and accordingly is not hedged other than indirectly through the natural hedge of having foreign currency interest expense arising on currency denominated liabilities. Dividend flows may be hedged through matching with interest flows or by forward foreign exchange deals and options.

The currency and average interest rate composition of the Group’s financial liabilities and assets is shown in note 21 to the accounts on pages 93 and 94 respectively.

Counterparty risk management
Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Finance Committee has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures.

Derivative financial instruments held for purposes other than trading
As part of its business operations, the Group is exposed to risks arising from fluctuations in interest rates and exchange rates. The Group uses off balance sheet derivative financial instruments (derivatives) to manage exposures of this type and as such they are a useful tool in reducing risk. The Group’s policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.

The Group enters into interest rate swaps to manage the composition of floating and fixed rate debt and so hedge the exposure of borrowings to interest rate movements. In addition, the Group enters into bought and written option contracts on interest rate swaps. These contracts are known as ‘swaptions’. The Group also enters into foreign currency swaps to manage the currency composition of borrowings and so hedge the exposure to exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross currency swaps.

The Group enters into forward rate agreements to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, starting at a future specified date.

Valuation and sensitivity analysis
The Group calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. The market yield curve for each currency is obtained from the Reuters or

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Bloomberg screen notes for interest and foreign exchange rates. In the case of instruments with optionality, the Black’s variation of the Black-Scholes model is used to calculate fair value.

The valuation techniques described above for interest rate swaps and currency swaps are a standard market methodology. These techniques do not take account of the credit quality of either party but this is not considered to be a significant factor unless there is a material deterioration in the credit quality of either party.

In relation to swaptions, the Group only uses swaptions for hedging purposes with a European style exercise. As a consequence, the Black’s variation of the Black-Scholes model is considered to be sufficiently accurate for the purpose of providing fair value information in relation to these types of swaptions. More sophisticated valuation models exist but the Group does not believe it is necessary to employ these models, given the extent of its activities in this area.

The valuations obtained using the techniques described above are used for the purpose of disclosure of fair value information under UK GAAP as shown in note 21 to the accounts on page 95 and for recognition, where appropriate, under US GAAP as shown in notes 31 and 32 to the accounts commencing on page 105.

For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.

At 31 March 2004, the potential change in the fair value of the aggregation of long-term debt and derivative instruments, assuming an increase or decrease of 10% in the level of interest rates and exchange rates, was £(169) million and £174 million for interest rates and £(362) million and £443 million for exchange rates respectively.

Commodity price hedging
In the normal course of business, the Group is party to commodity derivatives. These have included indexed swap contracts, gas futures, electricity swaps, gas options, gas forwards and gas basis swaps that are principally used to manage commodity prices associated with its gas and electricity delivery operations. This includes the buying back of capacity rights already sold in accordance with the Group’s UK gas transporter licence and Network Code obligations.

These financial exposures are monitored and managed as an integral part of the Group’s financial risk management policy. At the core of this policy is a condition that the Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. The Group does not issue or intend to hold derivative instruments for trading purposes, and holds such instruments consistent with its various licence and regulatory obligations in the UK and US.

As a result of the restructuring of the electricity industry in New York State during 1998, Niagara Mohawk replaced existing power purchase agreements with indexed swap contracts that expire in June 2008. The indexed swaps and fossil fuel plant swaps are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

At 31 March 2004, the Group had liabilities of £391 million in respect of the indexed swap contracts and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and will be adjusted as periodic reassessments are made of energy prices. A 10% movement in the market price of electricity would result in a £37 million movement in the value of the indexed linked swap contracts assuming the US dollar to sterling exchange rate of $1.83 to £1.00. There would be no impact on earnings as there would be a corresponding movement in the book value of the related regulatory asset.

The fair value of the indexed linked swap contracts is based on the difference between projected future market prices and projected contract prices as applied to the notional quantities stated in the contracts and discounted using a US LIBOR rate curve to the current present value.

Payments made by Niagara Mohawk under indexed swap contracts are affected by the price of natural gas. Niagara Mohawk uses New York Mercantile Exchange (NYMEX) gas futures as hedges to mitigate this impact. The futures contracts are derivative instruments with gains and losses deferred as an offset to the corresponding increases and decreases in the swap payments. As at 31 March 2004, the last options to which Niagara Mohawk was counterparty expired and there were no open option positions outstanding at this date. Niagara Mohawk is not currently using options to hedge its gas commodity. Gains relating to gas futures at 31 March 2004 were not material and, as a result of regulatory treatments, have no impact on earnings.

Niagara Mohawk’s gas rate agreement allows for collection of the commodity cost of natural gas sold to customers. The regulator also requires that actions be taken to limit the volatility in gas prices passed on to customers. Niagara Mohawk meets this requirement through the use of NYMEX gas futures and combinations of NYMEX call and put options structured as ‘collars’. These contracts are hedges of Niagara Mohawk’s natural gas purchases. Gains and losses are deferred until the month that the hedged contract settles. At 31 March 2004, deferred gains on these contracts were immaterial in the context of the Group as a whole.

The UK gas transmission operation is obliged to offer for sale through a series of auctions (both short- and long-term) a pre-determined quantity of entry capacity for every day in the year at predefined locations. Where, on the day, the gas transmission system’s capability is constrained, such that gas is prevented from entering the system for which entry capacity rights have been sold, then UK gas transmission is required to buy back those entry capacity rights sold in excess of system capability. Forward and option contracts are used to reduce the risk and exposure to on-the-day entry capacity prices.

UK electricity transmission operations have also entered into electricity options, pursuant to the requirement to stabilise the electricity market in England and Wales through the operation of the New Electricity Trading Arrangements (NETA). The options are for varying terms and have been entered into so that the Group has the ability to

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deliver electricity as required to meet its obligations under the electricity transmission licence. The Group has not and does not expect to enter into any significant derivatives in connection with its NETA role.

Commitments, contingencies and litigation
Commitments and contingencies
The Group’s commitments and contingencies outstanding at 31 March are summarised in the table below:

Commitments and contingencies	2004	2003
	£m	£m

Future capital expenditure contracted for but not provided	448	664
Total operating lease commitments	478	476
Power commitments	5,555	6,675
Other commitments, contingencies and guarantees	263	221

Pages 37 and 38 give information regarding the Group’s obligations under pension and other post-retirement benefits.

The power commitments shown in the Commitments and contingencies table above reflect the Group’s obligation to purchase energy under long-term contracts. To the extent that power commitment obligations exceed the above market values that are attributable to these contracts, the net present value of these amounts is reflected in creditors and is not shown in this table. At 31 March 2004, the component of power commitments representing the above market value amounts included within creditors, amounts falling due within one year and amounts falling due after more than one year totalled £57 million (31 March 2003: £68 million) and £149 million (31 March 2003: £253 million) respectively.

The Group proposes to meet all of its commitments from operating cash flows, existing credit facilities, and future facilities and other financing that it reasonably expects to be able to secure in the future.

Contractual obligations at 31 March 2004
The table of contractual obligations shown below analyses the long-term contractual obligations of the Group according to its payment period. Purchase obligations reflect the Group’s commitments under power commitments (excluding the above market amounts) and future capital expenditure contracted for but not provided. The other long-term liabilities reflected in the balance sheet at 31 March 2004 comprise the net present value of purchase power obligations in respect of above market amounts; liability for indexed linked swap contracts; and other creditors that represent contractual obligations falling due after more than one year.

Off balance sheet arrangements
With the exception of derivative financial instruments used for the purpose of managing risks associated with fluctuations in interest rates, exchange rates, and commodity prices, described on pages 44 to 46, the Group does not have any other off balance sheet arrangements that have or are likely to have any current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

Note 21 to the accounts on page 95 provides fair value information in relation to all off balance sheet derivative financial instruments used by the Group.

Contractual obligations		Less than			More than
	Total	one year	1-3 years	3-5 years	5 years

Total borrowings	13,248	1,706	2,920	2,033	6,589
Operating lease commitments	478	59	85	63	271
Purchase obligations	6,003	1,389	1,345	1,134	2,135
Other long-term liabilities reflected in the balance sheet at 31 March 2004	699	199	298	154	48

Total	20,428	3,353	4,648	3,384	9,043

Details of material litigation to which the Group was a party at 31 March 2004
Following a fatal accident in Larkhall, Lanarkshire in December 1999 in which four people died, Transco faces charges alleging breaches of sections 3 and 33 of the Health & Safety at Work Act 1974. The case is currently listed for trial in Edinburgh commencing on 27 September 2004. The maximum penalty for breach of either of the above sections is an unlimited fine.

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of a transaction entered into by National Grid USA, in connection with the sale of its interest in the Millstone 3 nuclear unit in 2001.

The Group has received notification of violations of US air pollution laws relating to the operation of two coal-fired generation plants, formerly owned by Niagara Mohawk. As a consequence, the State of New York is seeking substantial fines against the Group and the current owners of these generation plants. The Group is resisting these claims and is pursuing a related dispute between it and the purchaser of these plants.

Further details of litigation and other material disputes are contained within note 29 to the accounts on page 104.

Critical accounting policies
The Group accounts are prepared in accordance with UK GAAP. The Group’s accounting policies are described on pages 71 to 73 of the accounts.

Management is required to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities in the accounts. For example, the estimates and judgements used to calculate the provision for doubtful debts will impact on the carrying value of debtors and on the charge for bad debt expense. The following matters are considered to have a critical impact on the accounting policies adopted by the Group.

Estimated asset economic lives
The adoption of particular asset economic lives in respect of goodwill and tangible fixed assets can materially affect the reported amounts for goodwill amortisation and depreciation of tangible fixed assets.

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Goodwill, under UK GAAP, is principally being amortised over 20 years, and the economic lives of tangible fixed assets are disclosed in ‘Accounting policies – e) Tangible fixed assets and depreciation’ on page 71. The adoption of particular economic lives involves the exercise of judgement and can materially affect the profit and loss account. For the year ended 31 March 2004, the Group profit and loss account reflected goodwill amortisation and depreciation of tangible fixed assets amounting to £99 million and £866 million respectively.

In businesses such as ours, which are capital intensive in nature and have long tangible fixed asset lives, goodwill is similarly expected to have a long asset life. Therefore, goodwill is amortised over a long life, typically 20 years. If goodwill were amortised over 10 or 30 years, the impact on goodwill amortised would be to increase or reduce goodwill amortisation by approximately £100 million and £30 million per annum respectively. This sensitivity assumes the average UK/US exchange rate as applied in 2003/04. Goodwill is not amortised under US GAAP but is subject to regular impairment reviews.

Because of the different accounting that applied to the National Grid and Lattice merger under UK and US GAAP, no goodwill was created in respect of this transaction under UK GAAP. Conversely, under US GAAP, the Merger was accounted for as an acquisition and goodwill was recognised. This accounting is explained further – see ‘US GAAP reporting’ on page 49.

Impairment of fixed assets
Goodwill, fixed asset investments and tangible fixed assets are reviewed for impairment in accordance with UK GAAP. Future events could cause these assets to be impaired, resulting in an adverse effect on the future results of the Group.

Reviews for impairments are carried out under UK GAAP in the event that circumstances or events indicate the carrying value of fixed assets may not be recoverable. Examples of circumstances or events that might indicate that impairment had occurred include: a pattern of losses involving the fixed asset; a decline in the market value for a particular fixed asset; and an adverse change in the business or market in which the fixed asset is involved.

When a review for impairment is carried out under UK GAAP, the carrying value of the asset, or group of assets if it is not reasonably practicable to identify cash flows arising from an individual fixed asset, is compared with the recoverable amount of that asset or group of assets. The recoverable amount is determined as being the higher of the expected net realisable value or the present value of the expected cash flows attributable to that asset or groups of assets. The discount rate used to determine the present value is an estimate of the rate the market would expect on an equally risky investment and is calculated on a pre-tax basis. Estimates of future cash flows relating to particular assets or groups of assets involve exercising a significant amount of judgement.

During the year ended 31 March 2004, reviews for impairments were carried out in respect of goodwill in general, and other assets attributable to Advantica, telecoms, metering, interconnectors and LNG. With the exception of Advantica and some telecoms related assets, which recorded impairment charges of £20 million within restructuring costs, no other impairment charges have been recorded.

For US GAAP reporting purposes goodwill is reviewed for impairment on an annual basis, including the goodwill recognised in respect of the Lattice acquisition. Some goodwill has been impaired relating to Advantica, which was acquired as part of the Lattice acquisition, and this is referred to further under ‘US GAAP reporting’ on page 50.

Replacement expenditure
This expenditure represents the cost of planned maintenance on gas mains and services assets, the vast majority of which relate to the Group’s UK gas distribution business. This expenditure is principally undertaken to maintain the safety of the gas network in the UK and is written off to the profit and loss account as incurred, as such expenditure does not enhance the economic performance of those assets. If such expenditure in the future were considered to enhance these assets, it would be capitalised and treated as an addition to tangible fixed assets, thereby significantly affecting the reporting of future results.

The total amount charged to the profit and loss account in respect of replacement expenditure during the year ended 31 March 2004 was £388 million. This accounting policy only materially affects the results of the UK gas distribution segment.

Under US GAAP, this expenditure is capitalised and depreciated over its expected useful life. The US GAAP accounting policy is shown in note 32 to the accounts ‘Fixed assets – impact of Lattice purchase accounting and replacement expenditure’ on page 116.

Regulatory assets
These assets are recorded in the accounts under UK GAAP in accordance with the principles of SFAS 71 ‘Accounting for the Effects of Certain Types of Regulation’, a US GAAP accounting standard. If the principles of SFAS 71 were not applicable, it is likely that this would result in the full or partial non-recognition of these assets, and thereby materially alter the view given by the accounts.

In applying the principles of SFAS 71, UK GAAP measurement principles are followed in the preparation of the Group’s UK GAAP results. Regulatory assets under UK GAAP are only recognised if a US GAAP regulatory asset has already been recognised, but UK GAAP measurement principles are followed with only those regulatory assets arising as a result of a past transaction or event being recorded. Regulatory assets are only recognised in respect of US activities and primarily relate to the US electricity distribution segment.

The total carrying value of regulatory assets, under UK GAAP, at 31 March 2004 amounted to £3,111 million.

Turnover
Turnover includes an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end. Changes to the estimate of the energy or transportation services supplied during this period would have an impact on the reported results of the Group.

Estimates of energy supplied are based on a combination of known energy purchases and the historical pattern of billings information. These estimates only affect US electricity transmission, US electricity distribution and US gas activities.

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Turnover in respect of transportation services supplied comprises amounts invoiced to shippers plus an estimate for transportation services supplied but not yet invoiced, which substantially represent the transportation services supplied in respect of the last month of the year. The estimated element of turnover is determined as the total of commodity services supplied, calculated from the actual volume of gas transported at estimated weighted average prices, based on recent history and the value of capacity services supplied, which are contracted amounts. This estimate affects the UK gas distribution and UK electricity and gas transmission segments.

Under UK GAAP, the Group is not permitted to recognise and has not recognised any liability for amounts received or receivable from customers in excess of the maximum amount allowed for the year under regulatory agreements that will result in an adjustment to future prices. Under US GAAP, such liabilities are recognised.

Pensions and other post-retirement benefits
The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the scheme in accordance with SSAP 24. A new UK accounting standard (FRS 17) will eventually replace existing UK GAAP and significantly change the measurement and disclosure of pension and other post-retirement costs in the Group accounts.

Pension and other post-retirement benefits are inherently long term, and future experience may differ from the actuarial assumptions used to determine the net charge for ‘pension and other post-retirement charges’. Note 7 to the accounts on page 82 describes the principal assumptions that have been used to determine the pension and post-retirement charges in accordance with current UK GAAP. The calculation of any charge relating to ‘pensions and other post-retirement benefits’ is clearly dependent on the assumptions used, which reflects the exercise of judgement. Management exercises that judgement having regard to independent actuarial advice.

As shown in note 7 to the accounts on pages 83 and 84, the application of the measurement principles of FRS 17 would significantly affect the results of the Group, reducing the pre exceptional net charge for ‘pensions and other post-retirement benefits’ by £72 million (pre-tax).

Restructuring costs
The application of UK GAAP measurement principles results in the recognition of restructuring costs, mainly redundancy related, when the Group is irrevocably committed to the expenditure, with the main features of any restructuring plan being communicated to affected employees. If material, these costs are recognised as exceptional.

Restructuring costs recognised by the Group are referred to in ‘Exceptional items’ for each year and are discussed earlier in this Financial Review.

Under US GAAP, redundancy costs arising from the Group’s voluntary severance arrangements are only recognised when the employee accepts the voluntary severance offer. As a result, there is a difference in timing in the recognition of these costs between UK and US GAAP.

Derivative financial instruments
Derivatives are used by the Group to manage its interest rate, foreign currency and commodity price risks in respect of expected energy usage. All such transactions are undertaken to provide a commercial hedge of risks entered into by the Group.

UK GAAP applies an ‘historical cost’ and ‘hedge accounting’ model to these derivatives. Substantially, this model results in gains and losses arising on derivatives being recognised in the profit and loss account or statement of total recognised gains and losses at the same time as the gain or loss on the item being hedged is recognised. Indexed linked swap contracts are carried in the UK GAAP balance sheet within creditors, with a total liability amounting to £391 million at 31 March 2004. The best estimate of this liability was the estimated market value of the swaps at 31 March 2004 determined on the basis of the technique discussed on page 45.

The application of a ‘fair value’ model would result in derivatives being marked to market. Gains or losses relating to these derivatives may or may not be recognised in the profit and loss account or statement of total recognised gains and losses at the same time as any related gains or losses on underlying economic exposures, depending upon whether the derivatives are deemed to have a hedging relationship.

Note 21 to the accounts on pages 93 to 95 gives a significant amount of detail relating to the Group’s financial instruments. This includes the identification of the difference between the ‘carrying value’ and fair value of the Group’s financial instruments, including derivatives.

International Financial Reporting Standards and US GAAP both apply a fair value model to the recognition of gains and losses on derivatives.

The discussion on pages 44 and 45 dealing with derivatives (including commodity derivatives) refers to the manner in which fair values are established and used for the purposes of disclosure under UK GAAP and recognition under US GAAP.

Environmental liabilities
Provision is made for liabilities arising from environmental restoration and remediation costs relating to various sites owned by the Group. The calculation of this provision is based on estimated cash flows relating to these costs discounted at an appropriate rate where the impact of discounting is material. The total costs and timing of cash flows relating to environmental liabilities are based on management estimates supported by the use of external consultants. There may be variances from these amounts that could materially affect future results as demonstrated by the recognition of additional exceptional environmental costs during 2003/04, which arose as a result of a UK site investigation – see ‘Exceptional items –2003/04’ on page 36.

International Financial Reporting Standards
An ‘International Accounting Standards Regulation’ was adopted by the Council of the European Union (EU) in June 2002. This regulation requires all EU companies listed on an EU stock exchange to use ‘endorsed’ International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), in drawing up their financial statements for accounting periods beginning on or after 1 January 2005. The IASB published 15 revised standards in December 2003 and issued four new standards and two revised standards in the first quarter of 2004.

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This completes the set of standards which are likely to be required to be adopted in 2005. A process of endorsement of IFRSs has been established by the EU for completion in sufficient time to allow adoption by companies in 2005. The Group’s first full financial statements to be produced under IFRS will be for the year ending 31 March 2006.

The Group has established a plan to achieve a smooth transition to IFRS. This plan involves examining all implementation aspects, including changes to accounting policies, systems impacts and the wider business issues that arise from such a change. We expect that the Group will be fully prepared for the transition in 2005. However, the adoption of particular standards is dependent upon the completion of the standard-setting process by the IASB and the endorsement of such standards by the EU.

The Group has not yet determined the full effects of adopting IFRS. Our preliminary view is that the major differences between our current accounting practice and IFRS will be in respect of hedge accounting, accounting for business combinations (including the accounting treatment of goodwill) and share-based payments. In addition, the Group is still evaluating the impact of adopting IFRS with regard to the accounting for regulatory assets, pensions, taxation and replacement expenditure.

Related party transactions
The Group provides services to and receives services from its related parties. In the year ended 31 March 2004, the Group charged £6 million and received charges of £25 million from its related parties. Further information relating to related party transactions is contained within note 28 to the accounts on page 102.

Changes and developments
Any significant changes and developments that have occurred since 31 March 2004 have been noted in this Annual Report and Accounts 2003/04.

Going concern
Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP reporting
The accounts have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The US GAAP accounting information in note 32 to the accounts on pages 112 to 120 gives a summary of the main differences between the amounts determined in accordance with the Group’s accounting policies (based on UK GAAP) and those determined in accordance with US GAAP. In addition, summary income statements, summary balance sheets, summary cash flows and a reconciliation of net income and equity shareholders’ funds from UK to US GAAP are provided in note 31 to the accounts on pages 105 to 112.

The comparative figures for discontinued operations and continuing operations have been restated for 2001/02 for US GAAP reporting purposes. This restatement does not affect UK GAAP reported figures. This restatement arises because the results of operations relating to joint ventures and associate, from which the Group has now exited and which were treated as discontinued operations under UK GAAP, were reported as part of discontinued operations under US GAAP. This treatment is not permitted under US GAAP as these results should have been reported as part of the interest in equity accounted affiliates. The net loss or income reported under US GAAP for 2001/02 was not affected by this restatement.

The effect of this restatement is to reclassify an amount of net loss of £857 million for 2001/02 from discontinued operations to continuing operations through a restatement of the interest in equity accounted affiliates. Earnings per share for continuing and discontinued operations have similarly been restated. The discussion of results relating to 2001/02 has been amended to reflect this restatement.

As referred to earlier, UK GAAP merger accounting principles have been adopted in accounting for the business combination of National Grid and Lattice. Under US GAAP, acquisition accounting principles were applied to the business combination, which is a fundamentally different method of accounting from merger accounting. Under US GAAP, National Grid is viewed as the acquirer of Lattice, and as a result the separately identifiable net assets attributable to Lattice were fair valued at the date of acquisition on 21 October 2002.

A further consequence of acquisition accounting, in contrast to merger accounting, is that the results of the Group under US GAAP only include the results of Lattice with effect from the date of acquisition. Therefore, under US GAAP, in respect of the Group results for the three years ended 31 March 2004, Lattice results only feature in the period from 21 October 2002 to 31 March 2004. In addition, because fair values were attributed to Lattice’s separately identifiable net assets, rather than the book values as used in merger accounting, goodwill was recognised.

Final goodwill amounting to £3,824 million was recognised under US GAAP relating to the acquisition of Lattice by National Grid. No goodwill was recognised under UK GAAP. The methodology for determining goodwill involved attributing fair values to separately identifiable net assets and valuing the consideration, primarily National Grid Transco shares, at fair value. This process is described in note 32 to the accounts on page 112.

Individually, the most significant adjustment to establish the fair value of the net assets acquired were the fair values attributed to property, plant and equipment (PPE). Within this adjustment, the most significant element accounting for 94% of the total adjustment to PPE related to Transco. Management determined the appropriate adjustment to be made and no external specialists were used. Management believes that its knowledge of the UK regulatory environment within which Transco operates is superior to that of external specialists and therefore it was better qualified to estimate the relevant fair values.

Net income from continuing operations for 2003/04 under US GAAP was £998 million (2002/03: £790 million; 2001/02: £152 million (net loss)). The US GAAP results for 2003/04, 2002/03 and 2001/02 included losses relating to discontinued operations amounting to £nil; £39 million; and £1 million respectively. Consequently, net income for 2003/04 under US GAAP was £998 million (2002/03: £751 million; 2001/02: £167 million (net loss)). This compared with the net income/(loss) under UK GAAP for 2003/04, 2002/03 and 2001/02 of £1,099 million; £391 million; and £321 million (net loss) respectively.

Equity shareholders’ funds under US GAAP at 31 March 2004 were £9,821 million (31 March

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2003: £9,426 million) compared with £1,213 million (31 March 2003: £1,113 million (restated)) under UK GAAP.

Because the application of merger accounting principles under UK GAAP has fundamentally affected the comparison of UK GAAP results with US GAAP results, the following is a discussion of the impact the application of US GAAP has had on the results, which should be read in conjunction with the Operating Review on pages 25 to 35 and the rest of this Financial Review.

The treatment of Lattice as an acquisition under US GAAP has significantly affected the UK electricity and gas transmission segment, UK gas distribution segment, and ‘Other’, as compared with the treatment under UK GAAP. The remaining segments are unaffected by differences between merger and acquisition accounting principles. Consequently, this has impacted on the results of the segments, as follows:
•	the results of the UK electricity and gas transmission segment for 2001/02 under US GAAP relate solely to UK electricity activities, excluding the impact of any gas transmission activity, which is shown under UK GAAP. UK gas transmission impacted on the UK electricity and gas transmission from the date of acquisition on 21 October 2002 and contributed £94 million to operating profit for 2002/03. In 2003/04, the UK electricity and gas transmission segment contributed £686 million to operating profit;
•	UK gas distribution is a segment that was created following the acquisition of Lattice. As a result, there is no effect on the operating result of UK gas distribution for 2001/02 but the segment contributed £567 million and £771 million to operating profit for 2002/03 and 2003/04 respectively; and
•	similarly, the operating loss of £5 million for ‘Other’ in respect of 2001/02 relates solely to the activities of National Grid, which related primarily to the activities of Interconnectors, contracting and other costs incurred that were not attributable to business segments. In 2003/04 and 2002/03, the operating loss of ‘Other’ amounted to £8 million and £37 million respectively.

Note 31 to the accounts on pages 105 to 112 show a summary income statement for 2003/04, 2002/03 and 2001/02 under US GAAP. These statements have reconciled the impact that material US GAAP adjustments have had on the UK GAAP income statement, including the impact of the elimination of all merger accounting (pooling of interests) adjustments under UK GAAP, and the inclusion of acquisition (purchase accounting) adjustments under US GAAP. The adjustments eliminating the pre-acquisition UK GAAP results affecting turnover and operating costs are much larger in 2001/02 than in 2002/03 or 2003/04, reflecting the fact that Lattice was acquired on 21 October 2002.

Some of the adjustments included within the US GAAP summary income statements and balance sheet substantially reflect reclassifications of items that are treated differently under UK GAAP and US GAAP, but that do not significantly impact on net income or net assets.

Under UK GAAP, the operating results of discontinued operations of Group undertakings are classified as part of total operating profit, whereas under US GAAP these amounts are shown net of any related interest and tax and shown as ‘net loss from discontinued operations’. In respect of the discontinued activities of joint ventures, under UK GAAP these activities are also classified as part of total operating profit, whereas under US GAAP these amounts are accounted for within ‘interest in equity accounted affiliates’. The share of equity affiliates’ operating profit/(loss), net interest, taxation, and minority interests are disclosed separately under UK GAAP, whereas under US GAAP, all these amounts are accounted for within ‘interest in equity accounted affiliates’.

Under UK GAAP, the results of Citelec, an equity accounted affiliate, is accounted for under hyper-inflationary accounting rules. Under US GAAP, the results of Citelec are not accounted for under hyper-inflationary accounting rules, but this does not give rise to any significant difference to the UK GAAP accounting, as Citelec has been impaired under US GAAP and is carried at £nil under US GAAP, as it is under UK GAAP.

The principal adjustments to UK GAAP net income that have had a net impact in arriving at US GAAP net income mainly relate to adjustments arising from the treatment of the Lattice business combination as an acquisition under US GAAP; the capitalisation of replacement expenditure under US GAAP; the adoption of a fair value model for the recognition of derivative financial instruments under US GAAP; and the non-amortisation of goodwill under US GAAP. There are other adjustments, and these are explained in more detail in note 31 and note 32 to the accounts on pages 105 to 120.

US GAAP applies a fair value model for the purposes of accounting for derivative financial instruments, and the Group applies a hedging strategy which meets UK GAAP requirements, but does not meet US GAAP hedge accounting requirements. This results in a much greater volatility in the US GAAP income statements.

The treatment of the business combination of Lattice as an acquisition by National Grid resulted in the recognition of provisional goodwill amounting to £3,813 million which, as a result of the finalisation of the fair value adjustments during 2003/04, was subsequently revised to £3,824 million, as referred to on page 49. The acquisition of Lattice required an allocation of the purchase price to the acquired assets and liabilities of Lattice. Final changes to the provisional fair values attributed to the net assets of Lattice at 31 March 2003 arose from amendments to PPE fair values and tax balances (discussed further in note 32 to the accounts on page 113), which were completed within one year of the date of acquisition. It is the application of these acquisition accounting adjustments that explains the vast majority of the increase in equity shareholders’ funds at 31 March 2004 from £1,213 million under UK GAAP to £9,821 million under US GAAP.

During 2003/04, the additional minimum pension liability recognised as required by SFAS 87 fell by £743 million to £840 million. Of this total movement of £743 million, £633 million has been recorded through other comprehensive income.

Following a review of goodwill and other long-lived assets for impairment during 2003/04, evidence of impairment of goodwill and other intangible assets relating to Advantica was revealed. This resulted in an additional impairment charge relating to these assets being incurred under US GAAP amounting to £31 million. These charges are recorded in respect of ‘Other’.

During 2001/02, the Group adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. The impact of adopting this

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Financial Review_continued

standard is shown in the 2001/02 summary income statement prepared under US GAAP on page 108.

During 2002/03, the Group adopted SFAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No 123’. Prior to the adoption of this standard, the Group had accounted for stock compensation in accordance with APB 25. The Group adopted the retrospective method of accounting as permitted by this standard.

During 2003/04, the Group adopted the following US GAAP accounting standards to the extent necessary to comply with its reporting obligations in respect of this annual report:
•	SFAS 132 ‘Employers’ Disclosures about Pensions and Other Post-Retirement Benefits – an amendment of FASB Statements No 87, 88 and 106’ (SFAS 132);
•	SFAS 143 ‘Accounting for Asset Retirement Obligations’ (SFAS 143);
•	SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (SFAS 150);
•	FIN 46 ‘Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51’ .

The impact of SFAS 132, SFAS 143 and SFAS 150 is discussed in note 32 on page 120.

FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (‘variable interest entities’ or ‘VIE’) by clarifying the application of ARB 51 ‘Consolidated Financial Statements’ to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the ‘primary beneficiary’) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

FIN 46 was revised in December 2003, following the issuance by the FASB of certain modifications to the original FIN 46. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after 31 January 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after 31 January 2003. A public foreign private issuer with a variable interest in a VIE created before 1 February 2003 is required to apply FIN 46 to that entity from 1 April 2004.

There have been no entities created since 31 January 2003 which fall within the scope of FIN 46 and therefore the application of FIN 46 has not had any material impact on the results or the financial condition of the Group. The impact of FIN 46 on future results is still being assessed in respect of the as yet unapplied provisions of the standard.

In January 2004, the FASB issued FASB Staff Position (FSP) 106-1 ‘Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the ‘Act’)’. This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement healthcare plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree healthcare benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measure included in these accounts of the accumulated post-retirement benefit obligation (APBO) or net periodic post-retirement benefit cost in the accounts or accompanying notes do not reflect the effect of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

Other matters
Inflation
In the UK, the Group’s operating costs may be affected by inflation both in terms of potential cost increases and in terms of the regulatory revenue control, which is influenced by, among other things, movements in the UK Retail Price Index. While higher inflation would tend to increase the Group’s cost base, this impact would be more than offset by increased revenue allowed under the Group’s regulated revenue controls.

Higher inflation would increase the cost base of the Group’s US businesses. However, if there is a significant change in the rate of inflation, as measured by the change in the Gross Domestic Product Implicit Price Deflator, the regulatory settlements in Massachusetts, Rhode Island and New York allow for additional distribution revenue to be recovered from customers. In recent years, inflation in the UK and US has been relatively stable and has not significantly affected the period under review.

Seasonality
Although demand for electricity and gas can vary on a seasonal basis, the Group’s UK transmission turnover and adjusted earnings are not, generally speaking, subject to substantial seasonal variations, because the largest elements of UK transmission turnover relate to customers’ use of the transmission systems. Customers are charged for these services in a number of ways, some giving rise to variation in income over a financial year, but overall this typically provides for a relatively constant revenue stream over the course of the financial year.

UK gas distribution is subject to regulatory agreements governing the maximum revenue that should be billed in a financial year. The timings of the recognition of these revenues are such that typically 60% of total revenue would be recognised in the second half of the year.

US electricity transmission would normally provide for a relatively constant revenue stream over the course of a financial year. US electricity distribution and US gas would usually expect total revenues in the second half of the financial year to be higher than the first half, as a result of a higher demand for energy in the winter months.

Euro
In January 2002, the euro was introduced as the cash currency in 12 European Union countries. This has had a minimal impact on the operations of the Group.

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Directors’ Report and Operating and Financial Review

Corporate Governance and Risk Factors

Corporate governance
Combined Code statement of compliance
National Grid Transco is subject to the Combined Code on Corporate Governance that is appended to the Listing Rules of the UK Listing Authority. The Combined Code sets out principles and provisions relating to the good governance of companies.

The Combined Code has recently been subject to review (the Higgs Review of the role and effectiveness of non-executive directors) which resulted in the publication of a new Combined Code, applicable to financial years starting on or after 1 November 2003.

Throughout the year, National Grid Transco has complied with all of the relevant provisions set out in the Combined Code as applicable for financial years starting prior to 1 November 2003. Additionally, as at the date of this report, the Company complies with the relevant provisions of the new Combined Code as applicable for financial years starting on or after 1 November 2003. The following information is compiled in accordance with the new Combined Code.

The Board
The Board currently consists of 14 Directors comprising the Chairman, six Executive Directors (including the Group Chief Executive) and seven Non-executive Directors (including the Deputy Chairman and Senior Independent Director). Short biographical details of each of the Directors are included on pages 18 and 19.

There were two changes to the Executive Directors on the Board during the year. Nick Winser was appointed on 28 April 2003 as Group Director responsible for UK and US Transmission. John Wybrew retired on 30 November 2003, having previously been Group Corporate Affairs Director. His role was divided between the remaining Executive Directors and certain senior managers.

There were also two changes to the Non-executive members of the Board. Bonnie Hill retired on 21 July 2003 and Maria Richter was appointed on 1 October 2003.

It has been announced that Rick Sergel will retire at this year’s Annual General Meeting (AGM) being replaced on the Board by Mike Jesanis.

All Directors are required to be re-elected by shareholders at the AGM following their appointment by the Board and then at least once every three years. To ensure that a representative number of Directors are re-elected each year, one-third of Directors (excluding new appointments) must stand for re-election at each AGM.

In the opinion of the Board each of the Non-executive Directors is currently independent under the guidelines set out in the new Combined Code. This opinion is based on current participation and performance on both the Board and Board Committees including consideration of the length of service at National Grid Transco together with that at either Lattice or National Grid.

The main duties of the Chairman outside of the Group are included in his biography on page 18. During the year, the Chairman resigned as a Non-executive Director of Brambles Industries plc (October 2003). It has been announced that as from 1 June 2004 Sir John Parker will become the senior Non-executive Director designate of the Court of the Bank of England, taking over the chair in February 2005.

The Board is led by the Chairman whose role, along with that of the Group Chief Executive, has been set out and approved by the Board.

In order to ensure effective control of the Group the Board restricts certain decisions to itself.
These matters reserved to the Board include:
•	establishing Board Committees, setting terms of reference, reviewing activities and where appropriate ratifying decisions;
•	internal control arrangements;
•	results announcements to stock exchanges where National Grid Transco shares are traded and the approval of the Annual Report and Accounts (in conjunction with the Audit Committee);
•	approval of the Group’s business plan;
•	overall Group business strategy;
•	approval of Group financial policy; and
•	matters of strategic importance likely to impact the Group.

The Board manages these matters at its regular Board meetings and strategy days. It also receives reports and presentations from each of the operating divisions, key central functions and minutes and/or oral reports of Board Committee meetings. This ensures that all Directors are aware of, and are in a position to monitor effectively, Group operations and current issues.

The Chairman meets the Non-executive Directors at least twice per year in formal session (once with the Group Chief Executive present). These meetings and other regular informal discussions create the opportunity for valuable input from the Non-executive Directors.

The Board is also ultimately responsible for the Group’s system of internal control and for reviewing its effectiveness. National Grid Transco’s system of internal control helps to safeguard the Group’s assets and is designed to manage, rather than eliminate, material risks to the achievement of the Group’s business objectives. The review of internal control recognises that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The Board, together with the Executive, Audit and Risk & Responsibility Committees, is central to the internal control process. Throughout the year the Board receives reports from each of these Committees and as part of the year-end process receives the Group Chief Executive’s Letter of Assurance. This process seeks to confirm compliance with all major internal and external requirements along with the existence of appropriate controls and processes to manage risks and to provide details of material risks and control weaknesses. The Board additionally conducts a formal review of the effectiveness of internal controls based on the information and assurances provided to it directly and via the Committees mentioned.

In response to Section 406 of the US Sarbanes-Oxley Act 2002, the Board has adopted a Code of Ethics for senior financial professionals. This code is available on the Group website at www.ngtgroup.com/about/mn_corp_govern.html (where any amendments or waivers will also be posted).

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Corporate Governance and Risk Factors_continued

Board Committees
To ensure that the broad range of responsibilities that fall to the Board are managed effectively and in an appropriate manner, it has established a number of Committees. These are the Audit, Executive, Finance, Nominations, Remuneration, and Risk & Responsibility Committees.

Each Committee has established terms of reference, agreed by both the Committee and by the Board. The terms of reference for each of these Committees are published on the Group website at www.ngtgroup.com/about/mn_corp_govern.html.

Audit Committee
The members of the Audit Committee are John Grant, Ken Harvey and Paul Joskow. The Committee is chaired by George Rose. Each of these Non-executive Directors is independent. The Board has determined that George Rose is an ‘audit committee financial expert’ as required by the Audit Committee terms of reference and pursuant to Section 407 of the Sarbanes-Oxley Act (for his biographical details see page 19).

The Chairman, Deputy Chairman, Group Chief Executive, Group Finance Director, external auditors, Group Head of Audit, and Group Company Secretary and General Counsel are invited to attend most meetings.

The Audit Committee’s main responsibilities are:
•	reviewing and reporting to the Board on the effectiveness of the Group’s financial reporting and internal control policies (including risk and compliance management);
•	approving the terms of reference of the internal audit function and ensuring resource requirements are adequate for effective performance;
•	approving, appointing, setting the compensation for and the oversight of the Group’s external auditors;
•	reviewing the integrity of the Group’s financial statements; and
•	reviewing the Annual Report and Accounts, Annual Review, Annual Report on Form 20-F and other reports filed with the SEC containing financial statements and reviewing reports of, and discussing issues raised by, the Disclosure Committee in connection with these disclosures.

During the year, the Audit Committee met separately with the external auditors without management being present.

Expanding on the Audit Committee’s role with respect to the external auditors the Committee is responsible for managing the relationship which includes (but is not limited to):
•	ensuring the independence and objectivity of the external auditors and the adequacy of the audit procedures;
•	consideration of the audit fees paid and the approval in advance of all non-audit fees paid to the external auditors; and
•	discussions with the external auditors concerning compliance with accounting standards.

Details of both the audit and non-audit fees paid to the auditors during the year are set out in note 3 to the accounts on page 79.

Executive Committee
The Board has essentially delegated the day-to-day running of the Group to the Executive Committee which is made up of each of the Executive Directors, the Group Company Secretary and General Counsel and Mike Jesanis as Chief Operating Officer of National Grid USA. The Executive Committee is chaired by the Group Chief Executive.

The Executive Committee is responsible for managing and safeguarding the interests of the Group. In managing the Group the Committee is responsible for furthering Group strategy, business objectives and other targets established by the Board.

The Executive Committee’s key tasks include keeping under review the adequacy of reporting arrangements and the effectiveness of internal control and risk management. At its regular meetings it considers safety and environmental performance reports and operational business performance reports. The Executive Committee also considers the Group’s annual business plan, the capital allocation programme and the annual operating budget.

On behalf of the Board the Executive Committee receives and considers half yearly due diligence and certifications by the operating businesses and corporate centre functions in connection with the completeness and accuracy of financial statements and associated disclosures. The Committee also receives regular reports on the results of internal audits and, on an exception basis, on safety and environmental audits and occupational health reviews.

Finance Committee
The Finance Committee is chaired by Paul Joskow, the other members being Roger Urwin, Steve Lucas, Stephen Pettit and Maria Richter (who joined the Committee following her appointment to the Board in October 2003).

The Finance Committee is responsible for setting investment and financing policy decisions including items such as bank accounts, guarantees and treasury management. The Finance Committee also provides recommendations to the Board in respect of tax, pensions and insurance strategy.

Nominations Committee
The members of the Nominations Committee are James Ross, John Grant, Ken Harvey and George Rose, each of whom is independent. Sir John Parker chairs the Committee.

The main responsibility of the Nominations Committee is to keep under review the size, structure and composition of the Board. When necessary it is the responsibility of the Committee to identify and nominate for appointment Board Directors and direct reports to the Group Chief Executive. The Nominations Committee must also consider the annual reappointment of Directors, proposing which Directors should retire and seek reappointment by shareholders, having first considered the effectiveness and independence of any Non-executive Directors.

The Nominations Committee is also responsible for reviewing the leadership needs of the Group and for co-ordinating the review of the Board and Committees as well as Director independence each year.

Remuneration Committee
The Remuneration Committee members are Ken Harvey, Stephen Pettit (who was appointed to the Committee in November 2003) and George Rose. The Committee chairman is John Grant. Bonnie Hill was a member of the Committee until her retirement from the Board in July 2003. Each of these Non-executive Directors is independent.

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The Chairman, Deputy Chairman, Group Chief Executive and the Group Human Resources Director are invited to attend meetings as appropriate.

The responsibilities of the Remuneration Committee are to:
•	determine remuneration policy and packages for the Chairman, Deputy Chairman, Executive Directors and direct reports to the Group Chief Executive; and
•	determine policy on share schemes and awards under these schemes to Executive Directors and direct reports to the Group Chief Executive.

The Committee is also responsible for ensuring that the employee pay and benefit structures are aligned throughout the Group and for compiling and recommending to the Board for approval the Directors’ Remuneration Report on pages 58 to 67.

The Remuneration Committee has authority to obtain the advice of outside independent remuneration consultants and, where appointed, is solely responsible for their retention, termination, approval of fees and other terms.

Risk & Responsibility Committee
James Ross chairs the Risk & Responsibility Committee, its other members being Stephen Pettit and Maria Richter (who joined the Committee following her appointment to the Board in October 2003). Bonnie Hill had been a member of the Committee until her retirement from the Board in July 2003.

The Group Chief Executive, two external specialists (advisors on safety and environmental affairs), the Group Corporate Responsibility Director and the Group Company Secretary and General Counsel are expected to attend meetings.

The responsibility of the Committee is to review the strategies, policies, management, initiatives, targets and performance of the Group, and where appropriate its suppliers and contractors, in the following areas:
•	occupational and public safety;
•	environment;
•	occupational health;
•	equality and diversity;
•	human rights;
•	business ethics; and
•	the role of the Group in society.

The Risk & Responsibility Committee is involved in the internal control process as it considers and provides reports to the Audit Committee on reputational risks and other risks of a non-financial nature including safety, health and environmental risks.

Board and Board Committee attendance
The following table indicates the number of meetings of the Board and each of its Committees held during the year and the number of those meetings that each of the Directors attended as a member:

				Board Committees

	Board	Audit	Executive	Finance	Nominations	Remuneration	Risk &
							Responsibility

Number of meetings	11	5	14	7	8	8	4

Sir John Parker (Chairman)	11	–	–	–	8	–	–

Executive Directors

Roger Urwin (Group Chief Executive)	11	–	14	7	–	–	–

Edward Astle	11	–	13	–	–	–	–

Steve Holliday	10	–	13	–	–	–	–

Mike Jesanis (i)	–	–	14	–	–	–	–

Steve Lucas	10	–	12	7	–	–	–

Rick Sergel	11	–	13	–	–	–	–

Nick Winser (ii)	9	–	11	–	–	–	–

John Wybrew (iii)	7	–	10	–	–	–	–

Non–executive Directors

James Ross (Deputy Chairman and Senior Independent Director)	10	–	–	–	8	–	4

John Grant	10	5	–	–	8	8	–

Ken Harvey	10	4	–	–	7	7	–

Bonnie Hill (iv)	3	–	–	–	–	3	1

Paul Joskow	11	5	–	7	–	–	–

Stephen Pettit (v)	10	–	–	6	–	2	4

Maria Richter (vi)	6	–	–	3	–	–	2

George Rose	10	5	–	–	8	7	–

(i)	Mike Jesanis was not attending the Executive Committee as a member of the Board but as Chief Operating Officer of National Grid USA.
(ii)	Nick Winser was appointed to the Board on 1 May 2003.
(iii)	John Wybrew resigned from the Board on 30 November 2003.
(iv)	Bonnie Hill resigned from the Board on 21 July 2003.
(v)	Stephen Pettit was appointed to the Remuneration Committee on 18 November 2003.
(vi)	Maria Richter was appointed to the Board on 1 October 2003.

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Corporate Governance and Risk Factors_continued

Disclosure committees
In response to the requirements of the Sarbanes-Oxley Act, National Grid Transco constituted several disclosure committees across the Group. The Group Finance Director chairs the Group disclosure committee. The main purpose of this committee is to ensure that when disclosing information the Company represents itself completely, fairly and accurately to its security holders and that it complies with applicable laws and stock exchange requirements. The committee is also responsible for reviewing the evaluation of disclosure controls.

Board effectiveness
The effectiveness of the Board, its Committees and each of the Directors is important to the operation of the Group. A formal evaluation process has been established to address this issue. This process is in the form of a questionnaire used to assess the effectiveness of the Board, the Chairman and each of the Committees. The questionnaire is supplemented by one-to-one meetings between the Chairman and each of the Directors where individual performance is openly discussed. The Non-executive Directors also meet separately to discuss the performance of the Chairman. Based on the output of the questionnaire and the one-to-one meetings, an action plan is drawn up to ensure continuous improvement in Board processes and procedures. This evaluation process highlighted several areas where improvements have been made to processes and Board Committee terms of reference, particularly in terms of interaction between the Committees.

Communication with shareholders
During the year the Group Chief Executive and Group Finance Director have regular meetings with institutional investors, fund managers and analysts to discuss information made public by the Group. In addition the Chairman reminds major shareholders, in writing, of his availability (along with that of the Senior Independent Director or Non-executive Directors where required) should there be issues which shareholders may wish to raise.

To ensure that the Board is effectively informed of shareholder views it receives regular presentations, in particular twice a year following the publication of results. Feedback on major shareholders’ views is provided by the Company’s brokers and supplemented by the Group Head of Investor Relations. This ensures that all Board members, including the Non-executive Directors, are aware of the views of major shareholders and of any outstanding issues that they may have.

The principal method of communicating with the majority of shareholders is via the Annual Review. All shareholders also have the opportunity to attend the Company’s AGM and to question Directors on any issues relating to the management of the Company. The Group also has in place a Shareholder Networking Programme, which allows a small number of shareholders to visit operational sites and meet with senior managers and Directors. More details of the Shareholder Networking Programme are on page 135.

Corporate governance practices: differences to New York Stock Exchange (NYSE) listing standards
The corporate governance practices of the Group substantially conform to those required of US companies listed on the NYSE. The principal area of difference is that governance issues are not considered by a separate committee of independent Non-executive Directors, but by the Board as a whole, as is usual practice in the UK.

Risk management overview
In the course of 2003/04 and in close collaboration with our operating businesses and Corporate Centre functions, we have developed a best practice Group-wide risk management process to replace the respective processes that both National Grid and Lattice had in place at the time of Merger. The new enhanced process requires us to define our Group objectives and then consider the key risks that may prevent us from achieving those objectives. For the purposes of this exercise five Group objectives, considered fundamental to the success of National Grid Transco, have been set. These are as follows:
•	to continue to earn the right to operate our regulated businesses;
•	to conduct effective regulatory management;
•	to deliver top quartile financial performance;
•	to identify, pursue and successfully develop new business opportunities; and
•	to continue to earn the respect and support of key stakeholders and employees.

Risk factors
As a consequence of operating its risk management process, the Group has identified the following risk factors that could have a materially adverse effect on its business, turnover, profits, assets, liquidity, resources and/or reputation. Not all these factors are within the Group’s control. Other factors besides those listed below may adversely affect the Group. Any forward-looking statements in this document or otherwise made by the Group should be considered in light of these risk factors and the cautionary statement set out on the inside front cover.

Changes in law or regulation in the countries and states in which we operate could have an adverse effect on the Group’s results of operations.
Many of the Group’s businesses are utilities that are subject to the laws of and regulation by governments and/or regulatory authorities. Consequently, changes in law or regulation in the countries and/or states in which those businesses operate could have an adverse effect on the Group. Decisions by regulators concerning, for example, whether licences or approvals to operate are renewed or not, whether there has been breach of the terms of any licence or approval, the level of permitted revenues for those businesses and proposed business development activities, could have an adverse impact not only on results of operations, but also on cash flows, financial condition and the ability to develop those businesses in the future. For further information on this subject please see the Operating Review and Financial Review sections of this document and in particular, the ‘Regulatory environment’ section on pages 25 and 26.

Breaches of environmental and health and safety laws or regulations could expose the Group to claims for financial compensation, adverse regulatory consequences and/or otherwise damage relationships with the Group’s stakeholders.
Aspects of the Group’s activities are inherently dangerous, such as the operation and maintenance of electricity lines and the transmission and distribution of natural gas. Electricity and gas utilities also typically use and generate in their operations a range of potentially hazardous products and by-products. The Group is subject to laws and regulations

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Corporate Governance and Risk Factors_continued

relating to pollution, the protection of the environment, and how it uses and disposes of hazardous substances and waste materials. In addition, there may be other aspects of operations that are not currently regarded or proved to have adverse effects but could become so, for example, the effects of electric and magnetic fields (EMFs). The Group is subject to numerous and ever increasing laws and regulations governing health and safety and environmental matters, protecting both the public and its employees. Any breach of these requirements or regulations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of operations and/or the Group’s reputation. For further information about environmental and safety matters relating to Group businesses, please see the Responsibility section of the website at www.ngtgroup.com/responsibility.

Network failure or the inability to carry out critical non-network operations may cause the Group significant adverse consequences to both financial position and reputation.
The Group may suffer a major network failure and/or may not be able to carry out critical non-network operations. Risks to operational performance could arise from a failure to maintain the health of the system or network, inadequate forecasting of demand or inadequate record keeping. Any failure that arises out of any action or omission by any of the Group’s businesses could cause that business to be in breach of a licence or approval as well as potentially causing harm to the Group’s reputation and significant adverse financial consequences. In addition to these risks, Group businesses are subject to risks that are largely outside of their control such as the weather or security breaches. Weather conditions can affect financial performance, particularly in the US, and severe weather that causes outages or damages infrastructure will adversely affect both operational and business performance. Terrorist attack or sabotage may also physically damage the Group’s businesses or otherwise significantly affect corporate activities and as a consequence impact the results of the Group’s operations.

The Group’s results of operations are dependent on a number of factors relating to business performance including ability to outperform regulatory targets and reach anticipated cost and efficiency savings targets.
Earnings maintenance and growth from UK regulated gas and electricity businesses will be affected by the Group’s ability to outperform regulatory efficiency targets set by Ofgem. The Group has also published cost and efficiency savings targets for its regulated businesses in the UK and the US. To meet these targets, it must continue to improve management and operational performance. In the US, under the state rate plans, earnings from US regulated businesses will be affected by their ability to deliver integration and efficiency savings. US earnings are also dependent on meeting service quality standards set by state regulators. To meet such standards, the Group must improve service reliability and customer service. If the Group does not meet the targets and standards referred to above, both its results of operations and its reputation may be adversely affected.

Fluctuations in the value of the US dollar could have a significant impact on results of operations because of the material nature of the Group’s businesses in the US, and the proportion of the Group’s debt that is denominated in dollars.
The Group has significant operations in the US. These operations are subject to the risks normally associated with such businesses, including the need to translate US assets and profits into the Group’s primary reporting currency, sterling. Results of operations may be similarly impacted because the Group holds a significant proportion of borrowings in US dollars. For further information related to this see ‘Foreign exchange risk management’ on page 44.

The nature and extent of the Group’s borrowings mean that an increase in interest rates could have an adverse impact on the financial position of National Grid Transco.
A significant proportion of the Group’s borrowings are subject to variable interest rates that may fluctuate with changes to prevailing interest rates. Increases in these interest rates could therefore result in reduced levels of profit for the Group. For further information see ‘Interest rate risk management’ on page 44.

The Group’s overall financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements, changes to credit ratings and effective tax rates.
The Group is subject to certain covenants and restrictions in relation to its listed debt securities and its bank lending facilities. Such restrictions may hinder the Group in servicing the financial requirements of its current businesses or the financing of newly acquired or developed businesses. The debt of National Grid Transco and certain of its subsidiaries is rated by credit rating agencies and changes in these ratings may affect both the borrowing capacity of the Group as a whole and the cost of those borrowings. The effective rate of tax paid by the Group may be influenced by a number of factors including changes in law and regulation and the Group’s overall approach to such matters, the results of which could increase or decrease that rate.

Changes to the regulatory treatment of commodity costs may have an adverse effect on the results of operations.
The costs incurred by the Group’s electricity businesses in purchasing electricity are subject to movements in underlying commodity prices, particularly those of oil and gas. Current regulatory arrangements in the UK and US provide the ability to pass through virtually all of the increased costs related to commodity prices by way of higher prices. If regulators in the UK or the US limit or remove the Group’s ability to pass through commodity costs to customers it may have a material effect on operating results. For more information, see the Operating Review section of this document.

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Corporate Governance and Risk Factors_continued

The Group may suffer a loss of reputation if consumers of energy suffer a disruption to their supply even if this disruption is outside of its control.
The Group’s network businesses are responsible for transporting the available electricity and gas. Where there is insufficient electricity or gas, the Group’s role is to manage the systems safely, which in extreme circumstances may require the Group to disconnect customers. The Group may as a result suffer a negative impact to its reputation if consumers of electricity and/or gas suffer disruption to their supply.

The Group is subject to the risk that business development activity, such as a significant acquisition or disposal, will be based on incorrect assumptions or conclusions or that substantial liabilities will be overlooked.
In any acquisition or disposal process the Group evaluates its anticipated level of return; however, unforeseen circumstances or unreliable assumptions may adversely impact the level of return actually generated.

Development of alternative energy sources and new technologies may adversely affect the Group’s results of operations if it is unable to respond to any changes.
The Group’s businesses that are involved in the transmission and distribution of energy are vulnerable to certain types of technological changes. Examples of possible changes are the growth in distributed generation, renewable energy sources, fuel cells and the introduction of an alternative power carrier. Adapting to technological changes may be costly and there is no guarantee that the Group may foresee or be able to respond adequately to such changes.

Risk and compliance management process
The risk factors set out above were identified by the Group’s best practice risk management process which facilitates the identification, assessment, management and reporting of material risks in a visible, structured, consistent and continuous manner. Like the predecessor systems in place in National Grid and Lattice, the new process is compliant with the Turnbull working party guidance (published September 1999) and the ABI Disclosure Guidelines on Socially Responsible Investment (published October 2001) which focus on social, ethical and environmental risks. In addition, the process helps to address compliance obligations arising from the Sarbanes-Oxley Act, which requires the principal executive and principal financial officer of the Company to certify the accuracy and fair representation of the Annual Report on Form 20-F and the adequacy of the Group’s disclosure controls and internal control over financial reporting.

Consistent with last year, the risk management process adopted has promoted both a bottom-up and top-down assessment of key risks. The bottom-up assessment, undertaken in accordance with risk assessment and reporting guidance, has resulted in the detailed analysis of risks by the individual businesses and Corporate Centre functions captured in the form of risk registers. The top-down assessment has involved a number of senior managers from the businesses and Corporate Centre and has resulted in a balanced and robust identification and consideration of business-critical, including cross-organisation, risks. Subsequently, both elements have been pulled together through the production of two new streamlined Board-level risk reports/graphics.

The first report highlights the key changes to the Group’s risk profile and specifies actions designed to improve controls or alter the level of residual risk. The second report aligns those bottom-up risks that have the potential to impact significantly the Group’s reputation to the top-down risks, presenting the information in the form of an impact/probability graphic.

Both these reports are presented to the Executive Committee for its review and challenge. They enable the Executive Directors to assess, at the highest level, the completeness and quality of risk reporting and the appropriateness and timeliness of actions being taken to manage the key risks. Updated versions, incorporating all feedback received from the Executive Directors, are subsequently presented to and discussed with both the Audit Committee and the Risk & Responsibility Committee.

Any material changes to the risks and associated controls and actions contained in the Board-level risk reports/graphics and business risk registers are reported through the monthly operational business performance reports. In addition, the Executive Directors review and discuss key changes in risk profiles on a regular basis.

Last year, the Group reported that it had begun to introduce a compliance management process that seeks to raise awareness around its ever-expanding compliance obligations and helps to ensure that it takes all reasonable steps to comply with relevant obligations. The Executive Committee has now approved a new compliance management process. That process is consistent with and complementary to the risk management process. Through the compliance management process, the Group has identified those current and anticipated compliance obligations where the actual or perceived impact of non-compliance on the Group is considered greatest. Going forward, the businesses and Corporate Centre functions will provide assurance, where relevant, that robust compliance programmes are in place or are being developed for all key obligations.

National Grid Transco recognises that risk and compliance management is an iterative process and subject to continuing improvement. The Group is committed to building on the progress achieved this year. The businesses and Corporate Centre will further raise risk and compliance awareness, embed good practice and challenge the effectiveness of key control frameworks.

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Directors’ Report and Operating and Financial Review

Directors’ Remuneration Report

Remuneration Committee
Role of the Remuneration Committee and its Terms of Reference
The Remuneration Committee is responsible for developing Group policy on executive remuneration, and for determining the remuneration of Executive Directors and the executives below Board level who report directly to the Group Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group’s share and share option plans. The Committee operates within terms of reference agreed by the Board, which are available on the Group’s website or on request from the Group.

The Board has accepted all the recommendations made by the Committee during the year.

Composition of the Remuneration Committee
The Remuneration Committee is made up entirely of independent Non-executive Directors. The members of the Committee have been as follows:
•	John Grant (Committee Chairman);
•	Ken Harvey;
•	Bonnie Hill (until 21 July 2003);
•	Stephen Pettit (from 18 November 2003); and
•	George Rose.

The Group Chairman, Deputy Chairman, Group Chief Executive and Group Human Resources Director (Pat Fulker) are invited to attend meetings to provide advice on remuneration policies and practices. No Director participates in any discussion on his or her own remuneration.

The Committee appointed Ernst & Young LLP in February 2003 as independent remuneration advisors to the Committee. During the year, the Group appointed Linklaters, with the agreement of the Committee, to provide advice to the Committee on Directors’ service contracts.

In the year to 31 March 2004, these advisors provided other services to the Group in the UK as follows:
•	Ernst & Young LLP: technical accounting advice and corporate finance services; and
•	Linklaters: general legal advice.

Remuneration policy
The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental performance. It is intended that remuneration policies and practices should conform to best practice standards in the markets in which the Group operates. The policies that applied in 2003/04 will also apply in 2004/05 and are currently intended to be applied in subsequent years. Remuneration policy is framed around the following key principles:
•	total rewards should be set at levels that are competitive in the relevant market;
•	a significant proportion of the Executive Directors’ total rewards will be performance-based. These will be earned through the achievement of demanding targets for short-term business performance and long-term shareholder value creation, consistent with the Group’s Framework for Responsible Business (available on the website);
•	for higher levels of performance, rewards should be substantial but not excessive; and
•	incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and not expose shareholders to unreasonable risk.

Executive Directors’ remuneration Remuneration packages for Executive Directors consist of the following elements:
•	salary;
•	annual bonus and Share Matching Plan;
•	Performance Share Plan;
•	all-employee share plans;
•	pension contributions; and
•	non-cash benefits.

Excluding pensions and non-cash benefits, the remuneration package is structured such that for Executive Directors achieving ‘target performance’, performance-related remuneration represents an average of 51% of the total package, while at ‘stretch performance’, these elements represent approximately 69% of the total.

The policies relating to each element of remuneration are summarised below.

Salary
Salaries are reviewed annually and targeted at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Group’s operating activities, along with the size, complexity and international scope of the business. For UK-based Executive Directors a UK market is used, while for US-based Executive Directors a US market is used. In setting individual salary levels the Committee takes into account business performance, the individual’s experience in the role and the employment and salary practices prevailing for other employees in the Group.

Annual bonus and Share Matching Plan
Annual bonuses are based on achievement of a combination of demanding Group, individual and, where applicable, divisional targets. The principal measures of Group performance are based on earnings per share (EPS) and cash flow; the main divisional measures are based on divisional operating profit and divisional cash flow. Individual targets are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee reviews performance against targets at the end of the year and may use its discretion to adjust measures and payments in view of operating circumstances during the year. For the financial year 2004/05, the target and maximum bonus levels for UK-based Executive Directors are 50% and 75% of salary respectively.

US-based Executive Directors have lower target and maximum bonus levels of 41.7% and 62.5% respectively. US-based Executive Directors also participate in the USA Goals Program, an all-employee bonus plan that can pay up to 4.5% of salary on the achievement of certain earnings and performance targets. In line with US market practice, US-based Executive Directors’ cash bonuses are pensionable.

A predetermined part of each Director’s bonus entitlement is automatically deferred (net of tax) into National Grid Transco shares, and a matching award may be made under the Share Matching Plan. Currently, UK-based Executive Directors are required to defer one third of any cash bonus into shares. At the end of three

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Directors’ Remuneration Report_continued

years, provided the Director is still employed by the Group, additional matching shares equal in value at the date of deferral to the pre-tax value of the amount of bonus deferred are released to the individual. US-based Executive Directors do not participate in this plan. However, each year an award, calculated as a proportion (currently 60%) of their annual bonus, is paid in National Grid Transco shares or American Depositary Shares (ADSs) and is subject to a minimum three-year holding period. Alternatively, recipients may defer the 60% award as a monetary amount into a deferred compensation plan available after retirement. The value within this plan tracks the value of the Group’s ADSs. The total target and maximum values of the annual bonus plan, including deferral and share matching, are therefore 67% and 100% of salary respectively for all Executive Directors. The participant also receives a cash payment equal to the dividends that have been paid on the matching shares over the three-year holding period.

The Remuneration Committee believes that operation of the Share Matching Plan as part of the annual bonus plan allows National Grid Transco to maintain competitiveness in annual bonus levels, while ensuring that Executive Directors hold a significant proportion of their remuneration in shares. Requiring Executive Directors to invest in the Group increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. The bonus deferral and share match also acts as a retention tool and ensures that Executive Directors share a significant level of personal risk with the Group’s shareholders.

Long-term incentives
The long-term incentive plans currently approved by shareholders, in addition to the Share Matching Plan described above, are the National Grid Transco Performance Share Plan (PSP) and the National Grid Executive Share Option Plan (ESOP). National Grid Transco has made a commitment to shareholders to make grants under no more than two discretionary share incentive plans to any one Director in any year. For the year to 31 March 2005, the Remuneration Committee has decided to make grants under the PSP and the Share Matching Plan, as in the previous year.

Under the PSP, Executive Directors and approximately 350 other senior employees who have significant influence over the Group’s ability to meet its strategic objectives receive notional allocations of shares worth up to a maximum of 125% of salary. Shares vest after three years, subject to the satisfaction of the relevant performance criterion, which is set by the Committee at the date of grant. Shares must then be held for a further year, after which they are released, subject to the Executive’s continuing employment with the Group or at the Committee’s discretion.

The performance criterion for grants in the year to 31 March 2005 is based on the Group’s Total Shareholder Return (TSR) performance over a three-year period, relative to the TSR performances of the following group of comparator companies:

Ameren Corporation
AWG plc
Centrica plc
Consolidated Edison, Inc.
Dominion Resources, Inc.
E.ON AG
Electrabel SA
Endesa SA
Enel SpA
Exelon Corporation
FirstEnergy Corporation
FPL Group, Inc.
Gas Natural SDG SA
Iberdrola SA
International Power plc
Kelda Group plc
Pennon Group plc
RWE AG
Scottish Power plc
Scottish & Southern Energy plc
Severn Trent plc
The Southern Company, Inc.
Suez SA
United Utilities plc
Viridian Group plc

This comparator group, which is unchanged from the year to 31 March 2004, has been selected to include companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other UK and international utilities. The Committee believes that this comparator group represents a relevant target for the long-term performance of the Group. The Committee may amend the list of comparator companies if circumstances make this necessary (eg as a result of takeovers or mergers of comparator companies). Under the terms of the PSP, the Committee may allow shares to vest early to departing executives to the extent that the performance condition has been met and pro-rating the number of shares that vest to reflect the proportion of the performance period that has elapsed at the executive’s date of departure.

TSR has been chosen as the performance criterion as it provides a direct measure of shareholder value creation. In calculating TSR, it is assumed that all dividends are reinvested. In assessing whether this performance condition has been met, data purchased from Alithos Limited is used. No shares will be released if the Group’s TSR over the three-year performance period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released. 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile against the comparator group, the number of shares released is calculated on a straight-line basis. No retesting of performance is permitted for any shares that do not vest after the initial three-year performance period and any such shares will lapse. The Committee believes that these criteria represent stretching performance targets for the release of shares.

There are no plans to make grants under the ESOP in 2004/05, unless required for recruitment purposes.

All-employee share plans
•	Sharesave: Executive Directors resident in the UK are eligible to participate in UK Inland Revenue approved all-employee Sharesave schemes (subject to eligibility based on service). Under these schemes, participants may contribute between £5 and £250 in total each month for a fixed period of three years, five years or both. Contributions are taken from net salary, and at the end of the savings period these contributions can be used to buy ordinary shares in National Grid Transco at a discounted price, set when contributions began, with the discount capped at 20% of the market price at that time.

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Directors’ Remuneration Report_continued

•	US Incentive Thrift Plan: Employees resident in the US, including Executive Directors, are eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA companies. It is a defined contribution pension plan that gives participants the opportunity to invest a maximum of 50% of salary (pre-tax) and/or up to 15% of salary (post-tax) up to applicable Federal salary limits ($205,000 in the year in question). The company then matches 100% of the first 2% and 75% of the next 4% of salary contributed, resulting in a maximum matching contribution of 5% of salary up to the Federal salary cap. The employee may invest both the employee and company contributions in Group shares or various mutual fund options.

•	Share Incentive Plan (SIP): The Group implemented a UK Inland Revenue approved SIP during the year to 31 March 2004. Employees resident in the UK, including Executive Directors, are eligible to participate in the SIP (subject to eligibility based on service). Under the SIP, contributions of up to £125 are taken from participants’ gross salary and used to buy ordinary shares in National Grid Transco each month. The shares are placed in trust and if they are left in trust for at least five years they can be removed free of UK Income Tax and National Insurance contributions.

Pensions
Following the Merger, legacy pension arrangements have remained in place for Executive Directors. Pension policy for UK-based Executive Directors is being reviewed following the recently announced UK Government reform of pensions.

UK-based Executive Directors who previously were directors or employees of National Grid are members of the National Grid Company Group of the Electricity Supply Pension Scheme, which is a tax-approved pension scheme. Only base salary is pensionable. The provisions for participating Executive Directors are designed to give a pension at normal retirement age (60) of two thirds of final salary subject to completion of 20 years’ service (although participating Executive Directors may retire early from age 55 with a reduction in pension). A spouse’s pension is payable on the death in service of a participating Executive Director equal to two thirds of that payable to the participating Executive Director based on potential service to normal retirement age. On death in retirement, a spouse’s pension is payable equal to two thirds of the participating Executive Director’s pension on death. Pensions in payment are increased by price inflation up to a maximum of 5% per annum. For participating Executive Directors affected by the ‘earnings cap’, a restriction on the amount of pay which can be used to calculate pensions due from a tax-approved pension scheme, the Company provides benefits on salary above the cap on a partially-funded basis.

US-based former National Grid Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the supplemental plan is indirectly funded through a ‘rabbi trust’. Participating Executive Directors’ benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards but not share options. Normal retirement age is 65. The executive supplemental plan, however, provides unreduced pension benefits from age 55. The plans also provide for a spouse’s pension of at least 50% of that accrued by the participating Executive Director. Benefits under these arrangements do not increase once in payment.

UK-based Executive Directors who previously were directors or employees of Lattice Group plc participate in the defined benefit section of the Lattice Group Pension Scheme, which is a tax-approved pension scheme. Only base salary is pensionable. The participating Executive Director (Steve Lucas) is subject to the earnings cap. He also participates in the Lattice Group Supplementary Benefits Scheme, an unfunded unapproved arrangement that increases retirement benefits to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme, had he not been subject to the earnings cap. The provisions are designed to give two thirds of final salary (which may be restricted by remuneration averaged over three years) at normal retirement age (65), inclusive of any pension rights earned in previous employment. With the employer’s consent, provided 10 years’ service has been completed with National Grid Transco (which includes pensionable service transferred from previous employment), the accrued pension can be paid from age 55 with no actuarial reduction in benefit. A dependant’s pension is payable on death in service of a participating Executive Director based on potential service to normal retirement age. On death in retirement, a dependant’s pension is payable equal to two thirds of the participating Executive Director’s pension, prior to exchanging any of it for a cash lump sum. Pensions in payment are increased in line with price inflation.

Provision has been made in the accounts in respect of unfunded obligations for post-retirement benefits.

Non-cash benefits
The Group provides competitive benefits to Executive Directors, such as a fully expensed car or cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. UK-based Executive Directors with less than five years continuous service, who were previously directors of National Grid, are provided with long-term ill health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no material benefit to the Director.

Share ownership guidelines
Executive Directors are encouraged to build up and retain a shareholding of at least 100% of annual salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.

Share dilution through the operation of share-based incentive plans
Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any 10-year period, and dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Remuneration Committee reviews dilution against these limits regularly.

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Directors’ Remuneration Report_continued

Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors, or by a Committee authorised by the Board, subject to the limits applied by National Grid Transco’s articles of association. Non-executive Directors’ remuneration comprises an annual fee and a fee for each Board meeting attended (with a higher fee for meetings held outside the Director’s country of residence), with an additional fee payable for chairmanship of a Board Committee. The Chairman’s letter of appointment allows his participation in the Company’s personal accident and private medical insurance schemes and states that the Company will provide life assurance cover, a car (with driver when appropriate) and fuel expenses.

Executive Directors’ service contracts
Service contracts for Executive Directors are set at one year’s notice. The application of longer contract periods at appointment, reducing after an initial period, may be used in exceptional circumstances if considered appropriate by the Remuneration Committee to recruit certain key executives. The Committee has introduced a policy on mitigation of losses in the event of an Executive Director’s employment being terminated by the Group. If this occurs, the departing Executive would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months’ remuneration on early termination will no longer be automatic but will instead be based on the circumstances of the termination. Steve Lucas’s contract provides for a liquidated damages payment of one year’s salary plus a credit of one year’s pensionable service if the contract is terminated within one year of a change of control of the Group.

The Committee, in determining any other such payments, will give due regard to the comments and recommendations of the UK Listing Authority’s Listing Rules (including the Combined Code) and associated guidance and other requirements of legislation, regulation and good governance.

Directors’ contracts and letters of appointment	Date of contract	Notice period (i)

Executive Directors
Roger Urwin	17 November 1995	12 months
Steve Lucas	13 June 2002	12 months
Edward Astle	27 July 2001	12 months
Steve Holliday	6 March 2001	12 months
Rick Sergel	22 March 2000	12 months	(ii)
Nick Winser	28 April 2003	12 months	(iii)
John Wybrew (retired 30 November 2003)

Notice period/
	Date of letter	end of period
	of appointment	of appointment

Non-executive Directors
Sir John Parker (Chairman)	12 January 2004	6 months	(iv)
James Ross (Deputy Chairman)	5 June 2003	2004 AGM
John Grant	5 June 2003	2004 AGM
Ken Harvey	5 June 2003	2006 AGM
Paul Joskow	5 June 2003	2005 AGM
Stephen Pettit	5 June 2003	2006 AGM
Maria Richter	30 September 2003	2007 AGM	(v)
George Rose	5 June 2003	2006 AGM
Bonnie Hill (resigned 21 July 2003)

(i)	The contracts for all current Executive Directors are for rolling 12-month periods.
(ii)	Rick Sergel’s retirement during the summer of 2004 was announced on 27 October 2003.
(iii)	Nick Winser’s appointment as a Director commenced with effect from 28 April 2003.
(iv)	During the year, the notice period for the Chairman, Sir John Parker, was reduced from a rolling 12-month period to a rolling 6-month period.
(v)	Subject to reappointment by shareholders at the 2004 AGM.

The retirement of Rick Sergel in the summer of 2004 was announced in October 2003. Although Rick’s retirement decision coincided with a voluntary early retirement offer (VERO) made to the Group’s non-unionised US employees in the autumn of 2003, he will not be receiving additional pension value under the VERO. Also, under these circumstances, no severance payments will be triggered under Rick’s employment contract.

Non-executive Directors’ letters of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice in order to give the Group reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment; their initial appointment and any subsequent reappointment is subject to election or re-election by shareholders. The letters of appointment do not contain provision for termination payments.

External appointments and retention of fees
With the approval of the Board in each case, Executive Directors may normally accept an external appointment as a Non-executive Director of another company and retain any fees received.

Roger Urwin served as a Non-executive Director of the Special Utilities Investment Trust plc and retained fees of £9,442.31 paid to him for this service in the year ended 31 March 2004.

Edward Astle served as a Non-executive Director of Intec Telecom Systems plc and retained fees of £25,000 paid to him for these services in the year ended 31 March 2004.

Rick Sergel served as a Non-executive Director of State Street Corporation. He deferred the compensation to which he became entitled in respect of these services, which consisted of an annual retainer of $50,000 (deferred in shares), a deferred share award of $90,000 and meeting attendance fees of $19,500 ($1,500 each for 13 meetings attended, deferred in cash).

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Directors’ Remuneration Report_continued

National Grid Transco/National Grid TSR vs FTSE 100

Performance graph
The graph above represents the comparative TSR performance of the Group from 31 March 1999 to 31 March 2004. For the period before the Merger the TSR shown is that of National Grid Group.

This graph shows the Group’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

In drawing this graph it has been assumed that all dividends paid have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Remuneration outcomes during the year ended 31 March 2004
Tables 1A, 1B, 2, 3, 4 and 5 comprise the ‘auditable’ part of the Directors’ Remuneration Report, being the information required by part 3 of Schedule 7A to the Companies Act 1985.

1. Directors’ emoluments
The following tables set out an analysis of the pre-tax emoluments during the years ended 31 March 2004 and 2003, including bonuses but excluding pensions, for individual Directors who held office in National Grid Transco during the year ended 31 March 2004.

						Year ended
						31 March
Table 1A		Year ended 31 March 2004				2003

		Annual	Expense	Benefits
	Salary	bonus	allowances	in kind (i)	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s

Executive Directors
Roger Urwin (ii)	635	395	–	21	1,051	924
Steve Lucas (ii)	375	217	–	19	611	497
Edward Astle (iii)	350	202	12	4	568	606
Steve Holliday (ii)	375	240	–	18	633	517
Rick Sergel (iv)	488	228	–	19	735	755
Nick Winser (ii), (v)	275	172	27	128	602	–
John Wybrew (vi)	278	123	–	11	412	564

Total	2,776	1,577	39	220	4,612	3,863

(i)	Benefits in kind comprise benefits such as a fully expensed car, chauffeur, private medical insurance and life assurance.
(ii)	The bonus of each of these Directors has been reduced by an amount equal to 7.5% of salary (10% of salary including matching awards under the Share Matching Plan) to reflect the UK power outages described elsewhere in this report.
(iii)	Edward Astle’s expense allowances relate to cash received in lieu of car and fuel benefit entitlements.
(iv)	Rick Sergel’s bonus includes payments in the US worth £14,643 in respect of his participation in the USA Goals Program (described on page 58).
(v)	Nick Winser was appointed to the Board on 28 April 2003. Had he served on the Board for the whole of the year ended 31 March 2004, his salary and annual bonus would have been 12 /11 of the reported figures. Nick was on assignment in the US when he was appointed to the Board. His benefits include expatriate benefits provided while he remained in the US, in line with the Group’s standard expatriate assignment policy, and relocation benefits provided on his return to the UK. The expense allowances shown relate to relocation allowances paid to Nick on his repatriation back to the UK from the US and relocation in the UK.
(vi)	John Wybrew retired on 30 November 2003.
					Year ended
					31 March
Table 1B	Year ended 31 March 2004				2003

		Other
	Fees	emoluments		Total	Total
	£000s	£000s		£000s	£000s

Non-executive Directors
Sir John Parker	300	26	(i)	326	412
James Ross	115	–		115	175 (ii)
John Grant	59	–		59	38
Ken Harvey	44	–		44	30
Paul Joskow	67	–		67	50
Stephen Pettit	47	–		47	25
Maria Richter (iii)	29	–		29	–
George Rose	59	–		59	30
Bonnie Hill (iv)	19	–		19	32

Total	739	26		765	792 (ii)

(i)	Sir John Parker’s other emoluments comprise benefits in kind such as a fully expensed car and private medical insurance.
(ii)	In the previous year’s Directors’ Remuneration Report, the reported emoluments for James Ross included ‘Other emoluments’ of £22,000. This figure was overstated and should have been reported as £nil. The comparative figures provided above reflect the amended total for the year ended 31 March 2003.
(iii)	Maria Richter was appointed to the Board on 1 October 2003.
(iv)	Bonnie Hill resigned from the Board with effect from 21 July 2003.

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Directors’ Remuneration Report_continued

2. Directors’ pensions
The table below gives details of the Executive Directors’ pension benefits in accordance with both Schedule 7A of the Companies Act and the Listing Rules.

							Transfer value of
							increase in
						Additional	accrued benefit
						benefit earned	in the year
						in the year	ended
	Additional benefit	Accrued	Transfer value of			ended	31 March 2004
	earned during	entitlement	accrued benefits		Increase in	31 March 2004	(excluding
	the year ended	as at	as at 31 March (i)		transfer value	(excluding	Director’s
	31 March 2004	31 March 2004			less Director’s	inflation)	contributions
	Pension	Pension	2004	2003	contributions	Pension	and inflation)
Table 2	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Roger Urwin	33	403	7,353	6,291	1,024	22	367
Steve Lucas	27	126	1,566	951	604	25	303
Edward Astle	13	30	366	189	155	13	131
Steve Holliday	16	38	404	214	169	15	141
Rick Sergel (ii)	3	31	2,527	2,259	268	3	285
Nick Winser (iii)	32	81	821	454	351	31	294
John Wybrew (iv)	12	117	2,230	1,981	242	12	228

(i)	The transfer values shown at 31 March 2003 and 2004 represent the value of each Executive Director’s accrued benefits based on total service completed to the relevant date. The transfer values for the UK Executive Directors have been calculated in accordance with guidance note ‘GN11’ issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer values for Rick Sergel have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.
(ii)	Through his participation in the Thrift Plan in the US, described on page 60, the Group also made contributions worth £6,101 to a defined contribution pension arrangement in respect of Rick Sergel.
(iii)	Nick Winser was appointed as an Executive Director with effect from 28 April 2003. The above information allows for the accrual of a pension benefit of two thirds of salary at age 60 taking into account standard benefits earned prior to 1 September 1998. This means that, as well as the pension stated above, Nick Winser has an accrued lump sum entitlement of £151,000 as at 31 March 2004. The increase to the accumulated lump sum including inflation was £53,000 in the year to 31 March 2004. The transfer value information above includes the value of the pension equivalent of the lump sum.
(iv)	No enhancements were made to John Wybrew’s pension benefits in respect of his retirement being earlier than his normal retirement age of 65. John’s pension benefits are a combination of Inland Revenue approved benefits under the Lattice Group Pension Scheme and unfunded unapproved benefits provided separately. He has elected to draw his approved benefits as a pension and has taken the unapproved benefits as a taxable commutation lump sum, thereby absolving the Group of any future liability with regard to this part of his pension benefits. The transfer value as at 31 March 2004 for John, who retired on 30 November 2003, has been calculated as at the date of retirement but is based on market conditions as at 31 March 2004. The transfer value of accrued benefits shown above includes the commutation lump sum of £1,979,525 in respect of his and his dependants’ unfunded benefits above those to be provided from the Lattice Group Pension Scheme.

3. Directors’ interests in share options
The table below gives details of the Executive Directors’ holdings of share options awarded under the ESOP, the Share Matching Plan and Sharesave schemes.

	Options held					Options held
	at 1 April 2003		Options exercised			at 31 March 2004		Exercise price
	or, if later,		or lapsed	Options granted		or, if earlier,		per share
Table 3	on appointment	*	during the year	during the year		on retirement	†	(pence)	Normal exercise period

Roger Urwin
ESOP	169,340		–	–		169,340		280.50	Sep 2000	Sep 2007
	91,656		–	–		91,656		375.75	June 2001	June 2008
	22,098		–	–		22,098		455.25	June 2002	June 2009
	33,867		–	–		33,867		531.50	June 2003	June 2010
	133,214		–	–		133,214		563.00	June 2004	June 2011
	186,915		–	–		186,915		481.50	June 2005	June 2012

Share Match	4,047		–	–		4,047		100 in total	June 2001	June 2005
	3,884		–	–		3,884		100 in total	Jan 2002	June 2006
	3,859		–	–		3,859		100 in total	Jan 2002	June 2007
	5,635		–	–		5,635		100 in total	June 2004	June 2008
	18,644		–	–		18,644		100 in total	June 2005	June 2012
	–		–	25,000		25,000		100 in total	June 2006	June 2013

Sharesave	3,692	(i)	3,692	2,910	(i)	2,910		317.00	Apr 2007	Sep 2007

Total	676,851		3,692	27,910		701,069

(i)	During the year, Roger Urwin elected to cancel his Sharesave option over 3,692 shares at an option price of 457p. He was granted a new Sharesave option over 2,910 shares.

Edward Astle
ESOP	193,952	–	–		193,952	479.50	Sep 2004	Sep 2011
	101,246	–	–		101,246	481.50	June 2005	June 2012
	112,262	–	–		112,262	434.25	Dec 2005	Dec 2012
	–	–	131,086	(ii)	131,086	400.50	June 2006	June 2013

Share Match	6,553	–	–		6,553	100 in total	June 2005	June 2012
	–	–	13,812		13,812	100 in total	June 2006	June 2013

Sharesave	2,392	–	–		2,392	397.00	Sep 2005	Feb 2006

Total	416,405	–	144,898		561,303

(ii)	This grant of options satisfied an outstanding commitment to Edward Astle, as described in last year’s Directors’ Remuneration Report.

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Directors’ Remuneration Report_continued

3. Directors’ interests in share options continued

	Options held				Options held
	at 1 April 2003		Options exercised		at 31 March 2004		Exercise price
	or, if later,		or lapsed	Options granted	or, if earlier,		per share
	on appointment	*	during the year	during the year	on retirement	†	(pence)	Normal exercise period

Steve Lucas
ESOP	54,404		–	–	54,404		434.25	Dec 2005	Dec 2012

Sharesave	2,700		–	–	2,700		350.00	Mar 2006	Aug 2006

Total	57,104		–	–	57,104

Steve Holliday
ESOP	150,000		–	–	150,000		540.00	Mar 2004	Mar 2011
	71,936		–	–	71,936		563.00	June 2004	June 2011
	101,246		–	–	101,246		481.50	June 2005	June 2012

Share Match	10,350		–	–	10,350		100 in total	June 2005	June 2012
	–		–	14,083	14,083		100 in total	June 2006	June 2013

Sharesave	4,692		–	–	4,692		350.00	Mar 2008	Aug 2008

Total	338,224		–	14,083	352,307

Rick Sergel
ESOP	201,845		–	–	201,845		566.50	Mar 2003	Mar 2010
	134,321		–	–	134,321		563.00	June 2004	June 2011
	172,836		–	–	172,836		481.50	June 2005	June 2012

Total (shares)	509,002		–	–	509,002

Phantom shares (iii)	4,347		–	–	4,347		–	June 2004
	5,332		–	–	5,332		–	June 2005
	–		–	5,938	5,938		–	June 2006

Total (phantom shares)	9,679		–	5,938	15,617

(iii)	In place of participation in the Share Matching Plan, Rick Sergel elected to defer the ADS component of his bonus into a deferred compensation plan. He was awarded 5,938 phantom ADSs in June 2003 (at a base price of $32.32), 5,332 phantom ADSs in June 2002 and 4,347 phantom ADSs in June 2001. The value of ADSs at 31 March 2004 was $40.22. For a phantom award under a deferred compensation plan the ADS market value is tracked, additional value is accrued for dividends and the value is delivered, net of normal US deductions, after retirement. In the previous year’s Directors’ Remuneration Report, the phantom ADS award made in 2001 was disclosed in error as being over 4,240 ADSs.

Nick Winser
(appointed to the Board on 28 April 2003)
ESOP	10,633	*	–	–	10,633		375.75	June 2001	June 2008
	47,236	*	–	–	47,236		455.25	June 2002	June 2009
	19,755	*	–	–	19,755		531.50	June 2003	June 2010
	24,156	*	–	–	24,156		563.00	June 2004	June 2011
	37,383	*	–	–	37,383		481.50	June 2005	June 2012

Share Match	872	*	–	–	872		100 in total	Jan 2002	June 2006
	980	*	–	–	980		100 in total	Jan 2002	June 2007
	1,694	*	–	–	1,694		100 in total	June 2004	June 2008
	2,509	*	–	–	2,509		100 in total	June 2005	June 2012
	–		–	3,937	3,937		100 in total	June 2006	June 2013

Sharesave	5,007	*	–	–	5,007		337.00	Sep 2004	Feb 2005

Total	150,225	*	–	3,937	154,162

John Wybrew
(retired from the Board on 30 November 2003)
ESOP	62,262		–	–	62,262	†	434.25	Dec 2005	Dec 2012

Sharesave	3,078		–	–	3,078	†	314.50	Mar 2004	Aug 2004

Total	65,340		–	–	65,340	†

64 National Grid Transco_Annual Report and Accounts 2003/04

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Directors’ Remuneration Report_continued

Executive Share Option Plan (ESOP)
Under the ESOP, awards of options were made over shares worth up to 300% of Executive Directors’ salaries. An option will normally be exercisable between the third and tenth anniversaries of its date of grant, subject to performance conditions. The performance conditions attaching to outstanding ESOP options are set out below. If the performance condition is not satisfied after the first three years then it will be re-tested as indicated.

Options granted to Directors in June 1999 and March 2000 became exercisable in full during the financial year as a result of the satisfaction of the performance condition, based on fully diluted earnings per share (EPS) growth (subject to adjustment to exclude exceptional items and other significant non-recurring items as the Remuneration Committee may consider appropriate), applying to those options. This condition required the EPS growth of the Group to exceed the growth in the UK Retail Price Index by at least 3% per annum over a three-year period. This was achieved over the three financial years 2001/02 to 2003/04. As a result of the Merger, the performance condition was tested by using National Grid Group plc EPS for the financial years 2000/01 to 2002/03 and National Grid Transco plc EPS for the financial year 2003/04. The EPS for National Grid Group plc for the financial year 2002/03 were reconstructed as though the Merger had not taken place. EPS growth was selected as an appropriate performance metric as it is a market-recognised measure of underlying financial performance.

For options granted from June 2000, options worth up to 100% of an optionholder’s base salary will become exercisable in full if Total Shareholder Return (TSR), measured over the period of three years beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies (such comparator group being in compliance with the performance condition). Grants in excess of 100% of salary vest on a sliding scale, becoming fully exercisable if the Group’s TSR is in the top quartile. The performance condition attaching to options granted in June 2000 is tested annually throughout the lifetime of the option. For options granted from March 2001, the same TSR test is used but the performance condition can only be re-tested in years four and five.

The comparator group was revised in June 2002 to reflect changes including consolidation in the marketplace, the acquisition of Niagara Mohawk and the proposed Merger. The revised comparator group was used for options granted in June and December 2002 and is set out below:

Allegheny Energy, Inc.	Energy East Corporation	NSTAR Corporation	Scottish Power plc
BG Group plc	Exelon Corporation	Potomac Electric Power Company	The Southern Company, Inc.
British Energy plc	FirstEnergy Corporation	Powergen plc	TXU, Inc.
Centrica plc	FPL Group, Inc.	Progress Energy, Inc.	United Utilities plc
Consolidated Edison, Inc.	International Power plc	Public Service Enterprise Group, Inc.	Xcel Energy, Inc.
Duke Energy Corporation	Northeast Utilities Corporation	Scottish & Southern Energy plc

Details of the 1999 Lattice Long Term Incentive Scheme (LTIS) awards rolled over into options over or awards of National Grid Transco shares are set out in table 5 below. Details of the closing price of National Grid Transco shares as at 31 March 2004 and the high and low prices during the year are shown below table 6.

4. Directors’ interests in the Performance Share Plan
The table below gives details of the Executive Directors’ holdings of conditional shares awarded under the National Grid Transco Performance Share Plan (PSP).

	Conditional								Conditional
	shares at				Market			Lapsed	shares at
	1 April 2003				price at			without	31 March 2004
	or, if later,		Awarded		award	Date	Vested	vesting	or, if earlier,		Release
Table 4	on appointment	*	in year	(i)	(pence)	of award	in year	in year	on retirement	†	date

Roger Urwin	0		195,866		405.25	June 2003	0	0	195,866		June 2007
Edward Astle	0		107,958		405.25	June 2003	0	0	107,958		June 2007
Steve Holliday	0		115,669		405.25	June 2003	0	0	115,669		June 2007
Steve Lucas	0		115,669		405.25	June 2003	0	0	115,669		June 2007
Rick Sergel	0		152,063		405.25	June 2003	0	0	152,063		June 2007
Nick Winser	0	*	92,535		405.25	June 2003	0	0	92,535		June 2007
John Wybrew	0		114,127		405.25	June 2003	0	0	114,127	†	June 2007

(i)	The performance criterion for PSP awards in the year to 31 March 2004 is based on the Group’s Total Shareholder Return (TSR) performance over a three-year period. Further details can be found on page 59.

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Directors’ Remuneration Report_continued

5. Directors’ interests under the Lattice Long Term Incentive Scheme
The following table shows awards under the Lattice Long Term Incentive Scheme (LTIS) that were rolled over at the time of the Merger by John Wybrew and Steve Lucas and that were still held at 31 March 2003. The market value of National Grid Transco shares on Merger (21 October 2002) was 459.625p.

Table 5		Award held at		Shares resulting	Award		Market price	Award held		Date award
	Original	1 April 2003	Exercise price	from dividend	exercised/		at date of	at 31 March		released/option
	award	including dividend	per share	reinvestment	lapsed		exercise	2004 or on		becomes
	date	reinvestment shares	(pence)	in year	during year		(pence)	retirement†		exercisable

John Wybrew	Oct 1999	116,179	100 in total	2,980	–		–	119,159	†(i)	Oct 2003
	Nov 2000	95,597	n/a	–	–		–	95,597	†	Nov 2004
	Nov 2001	112,687	n/a	–	–		–	112,687	†	Nov 2005

Total		324,463		2,980	–			327,443	†

Steve Lucas	Oct 1999	31,728	100 in total	813	32,541	(ii)	396.75	0		Oct 2003
	Nov 2000	79,902	n/a	1,590	–		–	81,492		Nov 2004
	Nov 2001	96,589	n/a	–	–		–	96,589		Nov 2005

Total		208,219		2,403	32,541			178,081

(i)	The options comprising John Wybrew’s rolled-over 1999 LTIS award became exercisable at the normal date prior to his retirement and were exercised subsequent to his leaving the Group.
(ii)	The options comprising Steve Lucas’s rolled-over 1999 LTIS award became exercisable at the normal date and were exercised on 20 November 2003, realising a gain of £129,105.

Lattice LTIS
Under the terms of the Lattice LTIS, notional allocations of shares were made to key individuals. The allocations were subject to a performance condition over three years as set out below and a further retention period of one year. The number of shares actually released to participants depends on the Group’s TSR compared with that of other regulated utility companies operating in a similar environment. Pursuant to the Merger process, John Wybrew and Steve Lucas agreed to roll over their existing LTIS awards, which were over Lattice Group shares, for LTIS awards or options over National Grid Transco shares.

For the roll-over of the 1999 LTIS award, John Wybrew and Steve Lucas were each granted a £1 option by the Trustee of the Lattice Group Employee Share Trust over the number of shares which would otherwise have been subject to their 1999 awards. From the date of roll-over, the arrangement was for the options to become exercisable on 1 October 2003, when the shares subject to the original 1999 awards would have been released to the holder of the LTIS interests.

The 2000 and 2001 LTIS awards held by John Wybrew and Steve Lucas continued over a number of National Grid Transco shares shown above and remain subject to the rules of the LTIS except that (i) since 21 October 2002, the performance target measures the Group’s TSR against the original comparator group of each award; and (ii) the awards will not be forfeit on ceasing employment unless the Committee decides otherwise.

The comparator group for the 2000 and 2001 LTIS awards is set out below:

Powergen plc	Pennon Group plc	Centrica plc	British Energy plc
Kelda Group plc	United Utilities plc	Scottish Power plc	BT Group plc
Scottish & Southern Energy plc	Severn Trent plc	Viridian Group plc	Railtrack plc (2000 only)
BAA plc	AWG plc	International Power plc	Thames Water plc (2000 only)

No awards will vest if the Group’s TSR over the performance period, when compared with that of the other companies in the comparator group, falls below median. For TSR between that of the median and upper quartile of comparator group constituent companies the proportion of shares that vests is calculated on a straight-line basis between 40% and 100%, and for TSR performance at or above upper quartile the awards vest in full.

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Directors’ Remuneration Report_continued

6. Directors’ beneficial interests

The Directors’ beneficial interests (which include those of their families) in the ordinary shares of National Grid Transco of 10p each are shown below.

Table 6					Options/awards over		Options/awards over
	Ordinary shares at		Ordinary shares at		ordinary shares at		ordinary shares at
	31 March 2004	(i)	1 April 2003		31 March 2004		1 April 2003
	or, if earlier,		or, if later,		or, if earlier,		or, if later,
	on resignation†		on appointment*		on resignation†		on appointment*

Sir John Parker	40,229		17,429		–		–
James Ross	19,000		19,000		–		–
Roger Urwin (ii), (iii), (iv)	231,292		159,518		896,935		676,851
Edward Astle (ii), (iii)	11,973		3,932		669,261		416,405
John Grant	10,000		10,000		–		–
Ken Harvey	1,874		1,874		–		–
Bonnie Hill	2,930	†	2,930		–		–
Steve Holliday (ii), (iii), (iv)	14,629		6,210		467,976		338,224
Paul Joskow	5,000		5,000		–		–
Steve Lucas (iii), (v), (vi), (vii)	42,961		23,789		350,854		265,323
Stephen Pettit	1,875		1,875		–		–
Maria Richter	–		–*		–		–
George Rose	5,025		5,025		–		–
Rick Sergel (ii), (iii)	3,058		2,928		661,065		509,002
Nick Winser (ii), (iii)	19,781		17,489	*	246,697		150,225	*
John Wybrew (iii), (v), (vi), (vii)	62,344	†	62,344		506,910	†	389,803

(i)	There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid Transco between 1 April 2004 and 19 May 2004 except in respect of routine monthly purchases under the SIP (see note (iv) below).
(ii)	Each of the Executive Directors of National Grid Transco, with the exception of Steve Lucas and Rick Sergel, was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (QUEST) and, with the sole exception of Steve Lucas, in the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 7,759,944 National Grid Transco shares held by the QUEST and the 131,862 National Grid Transco shares held by the 1996 Employee Benefit Trust as at 31 March 2004.
(iii)	Including the PSP award detailed in Table 4 above.
(iv)	Beneficial interest includes shares purchased under the monthly operation of the SIP in the year to 31 March 2004. Further shares were purchased in April and May on behalf of Steve Holliday (59 shares) and Roger Urwin (59 shares).
(v)	The former Lattice Executive Director of National Grid Transco (Steve Lucas) was, for Companies Act 1985 purposes, deemed to be a potential beneficiary in the 395,402 National Grid Transco shares, held by Mourant and Co. Trustees as Trustee of the Lattice Group Employee Share Trust operated in conjunction with the Lattice LTIS, and the 17,647 National Grid Transco shares, held by Lattice Group Trustees Limited as Trustee of the Lattice Group Employee Share Ownership Trust, as at 31 March 2004.
(vi)	Beneficial interest includes shares acquired pursuant to the Lattice All Employee Share Ownership Plan and the BG Group Employee Profit Sharing Scheme.
(vii)	Including the Lattice LTIS awards detailed in Table 5 above.

The closing price of a National Grid Transco share on 31 March 2004 was 430.00p. The range during the year was 438.00p (high) and 374.75p (low). Please note that the Register of Directors’ Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2004.

On behalf of the Board

Helen Mahy

Group Company Secretary and General Counsel
19 May 2004

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Directors’ Report and Operating and Financial Review

Directors’ Report

Incorporation
National Grid Transco plc is incorporated in England and Wales (No. 4031152) with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 (0)20 7004 3000). The Company was first incorporated on 11 July 2000.

Directors
Details of the Directors serving during the year and their interests in shares are on page 67.

Group activities
An outline of the Group’s businesses, their activities during the year and possible future developments are contained in the Chief Executive’s Review on pages 4 to 17 and on pages 21 to 51 of the Directors’ Report and Operating and Financial Review.

Post balance sheet events
There have been no material post balance sheet events.

Dividends
An interim dividend of 7.91 pence per share (US$0.6690 per ADS) was paid on 21 January 2004.

The Directors are recommending a final dividend of 11.87 pence per share (US$1.0500 per ADS) be paid on 23 August 2004. The payment of the final dividend is subject to shareholder approval at the Annual General Meeting. This would bring the total dividend for 2003/04 to 19.78 pence per share (US$1.7190 per ADS).

Research and development
Expenditure on research and development in 2003/04 was £10 million, compared with £18.2 million in 2002/03 and £16.0 million in 2001/02.

Share buy-back
National Grid Transco has authority from shareholders to repurchase up to 10% of its own shares. This authority was not used during 2003/04, nor in the period up to the publication of this report.

The Board intends to seek shareholder approval to renew this authority at the Annual General Meeting.

Companies are now permitted to hold repurchased shares as treasury shares rather than cancelling them.

The Board has no current intention to hold repurchased shares as treasury shares, other than as required for share schemes.

Political donations
The Group made no political donations in the UK or EU during the year (including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000).

National Grid USA’s political action committees, funded entirely by voluntary employee contributions, gave US$71,000 (£42,262) to US state and national political and campaign committees in 2003/04. As of the date of this report, our US businesses contibuted a total of US$50,000 (£29,762) in connection with the Democratic and Republican national conventions being held this summer in Massachusetts and New York. All of these contributions are in compliance with US state and Federal law.

Charitable donations
During 2003/04 charitable donations of £1,227,877 were made in the UK (£1,209,500 in 2002/03).

During 2003/04, charitable donations of approximately US$3,139,000 (£1,868,452) million were made in the US (approximately US$3.0 million (£1.9 million) in 2002/03).

Policy on payment of creditors
National Grid Transco is a signatory to the Better Payment Practice Code, details of which can be found at www.payontime.co.uk.

The average creditor payment period at 31 March 2004 for the Group’s principal operations in the UK was 26 days.

Substantial shareholders
As at 19 May 2004, National Grid Transco had been notified of the following beneficial interests in 3% or more of its issued share capital:

% of
issued
share
capital

The Capital Group Companies, Inc.	10.0
Legal and General Investment Management Ltd	3.6
Barclays plc	3.1
Franklin Resources, Inc.	3.0

No further notifications have been received.

Employment policy
Information on National Grid Transco’s employee policies is included on pages 16 and 17 under the heading ‘Our People’.

Employee share ownership
The Group facilitates share ownership amongst its employees by the operation of both sharesave and share incentive plans in the UK.

In the US, employees are able to invest in the Group through employee incentive thrift plans.

Annual General Meeting
National Grid Transco’s Annual General Meeting will be held on Monday 26 July 2004. Details are set out in a separate Notice of Annual General Meeting.

On behalf of the Board

Helen Mahy
Group Company Secretary and General Counsel
19 May 2004

National Grid Transco plc
Registered office:
1-3 Strand, London WC2N 5EH

Registered in England and Wales: No. 4031152

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Statement of Directors’ Responsibilities for Preparing the Accounts

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the accounts (detailed in the following sections: Principal Accounting Policies, Accounts and Notes to the Accounts) the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

The Directors, having prepared the accounts, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider to be appropriate for the purposes of enabling them to give their audit report.

The Directors confirm that the Audit Committee continues to review the adequacy of the system of internal financial controls adopted by the Group.

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Accounting Policies

a) Basis of preparation of accounts
The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. A summary of the results under US GAAP is shown in note 31 to the accounts and an explanation of the main differences between UK and US GAAP is set out in note 32.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The Group has adopted Urgent Issues Task Force (UITF) 38 ‘Accounting for ESOP trusts’ during the year. The impact of the adoption is shown in note 1.

The Group is following the transitional arrangements of Financial Reporting Standard (FRS) 17 ‘Retirement Benefits’. The required disclosures are shown in note 7.

b) Basis of consolidation
The Group accounts include the accounts of the Company and all its subsidiary undertakings (‘Group undertakings’), together with the Group’s share of the results and net assets of its associate and joint ventures (‘associated undertakings’), less any provision for impairment. An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence. The accounts of Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain Group and associated undertakings have been based on their accounts to 31 December.

The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group and associated undertakings are included in the Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

In translating into sterling the Group’s share of the net assets and results of a joint venture operating in a hyper-inflationary economy for the years ended 31 March 2003 and 2004, adjustments have been made to reflect current price levels. Such adjustments have been reflected through the Group profit and loss account or statement of total recognised gains and losses as appropriate. The Group’s share of the gain on net monetary liabilities has been credited to the Group profit and loss account through ‘net interest’, and where the effect is material is shown as part of the Group’s exceptional financing costs (see note 4(c)).

The 21 October 2002 business combination of National Grid and Lattice met the merger accounting criteria under UK GAAP and the Companies Act 1985 and therefore the transaction was accounted for as a merger. The consolidated accounts have been prepared as if National Grid and Lattice had always comprised the Group. The combined accounts were adjusted for the issue on Merger of 1,323m shares with a nominal value of £132m and for the elimination of balances between the former groups.

c) Goodwill
Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised on a straight-line basis, through the profit and loss account over its estimated useful economic life, principally 20 years.

d) Foreign currencies
The results of the Group’s overseas operations are generally translated into sterling at weighted average rates of exchange for the period the overseas operations are included within the Group accounts. In certain limited circumstances, where the use of a weighted average rate would distort material transactions, those transactions are separately translated at the rates of exchange relevant to the dates on which the transactions occurred.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken directly to reserves.

Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, the relevant asset or liability is translated at the rate of exchange under the related derivative.

All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

e) Tangible fixed assets and depreciation

Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Cost includes payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

Tangible fixed assets include assets in which the Group’s interest comprises legally protected statutory or contractual rights of use.

Depreciation periods for categories of tangible fixed assets	Years

Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Interconnector plant	15 to 60
Gas plant – mains, services and regulating equipment	30 to 65
Gas plant – storage	40
Gas plant – meters	10 to 33
Freehold and leasehold buildings	up to 65
Motor vehicles and office equipment	up to 10

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Accounting Policies_continued

Additions represent the purchase or construction of new assets and extensions to or significant increases in the capacity of tangible fixed assets. Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited on a straight-line basis to the profit and loss account over the estimated economic lives of the assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as shown on the previous page.

During 2004, the Group modified some depreciation periods to more accurately reflect the economic lives of the assets. There has not been any significant change to the depreciation charged in the year as a result of the modification.

f) Impairment of fixed assets
Impairments of fixed assets are calculated as the difference between the carrying values of the net assets of income generating units, including, where appropriate, investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or where otherwise required, to ensure that fixed assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the profit and loss account, and where material are disclosed as exceptional.

g) Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of the UK’s gas mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

h) Deferred taxation and investment tax credits
Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax assets are only recognised to the extent that they are considered recoverable.

Deferred tax balances have not been discounted.

Investment tax credits are amortised over the economic life of the asset giving rise to the credits.

i) Stocks
Stocks are carried at cost less provision for deterioration and obsolescence.

j) Regulatory assets
The US Statement of Financial Accounting Standards 71 ‘Accounting for the Effects of Certain Types of Regulation’ (SFAS 71) establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised in debtors where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

k) Decommissioning and environmental costs
Decommissioning and environmental costs, based on discounted future estimated expenditures, are provided for in full and where appropriate a corresponding tangible fixed asset or regulatory asset is also recognised. The unwinding of the discount is included within the profit and loss account as a financing charge net of the unwinding of the discount on any related regulatory asset.

l) Turnover
Turnover primarily represents the amounts derived from the supply, transmission and distribution of energy and the provision of related services, including the recovery of stranded costs. Turnover includes an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end, excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes. Where revenues received or receivable exceed the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised.

m) Pensions and other post-retirement benefits
The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular pension cost are allocated over the estimated average remaining service lives of current employees, with the interest component of any variation being reflected in net interest and the other component reflected through staff costs.

n) Leases
Operating lease payments are charged to the profit and loss account on a straight-line basis over the term of the lease.

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Accounting Policies_continued

o) Financial instruments
Derivative financial instruments (‘derivatives’) are used by the Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements, interest rate swaptions and indexed swap contracts relating to the purchase of energy.

All transactions are undertaken with a view to, or maintained to, provide a commercial hedge of the interest, currency or commodity price risks associated with the Group’s underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

All other currency swaps and forward currency agreements are translated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

Liabilities recognised in respect of index-linked swap contracts relating to the purchase of energy are measured on the basis of their estimated market value. In addition, a corresponding movement in the value of a related regulatory asset is also recognised.

p)Restructuring costs
Costs arising from Group restructuring programmes primarily relate to redundancy costs. Redundancy costs are charged to the profit and loss account in the period in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. Redundancy costs are classified as part of ‘other operating charges’ as these costs do not relate to services provided by employees for the year.

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Group Profit and Loss Account for the years ended 31 March

2004	2003	2002
Notes	£m	£m	£m

Turnover, including share of joint ventures’	9,104	9,566	7,821
Less: share of joint ventures’ turnover – continuing operations	(71)	(99)	(141)
Less: share of joint ventures’ turnover – discontinued operations	–	(67)	(126)

Group turnover – continuing operations	8,875	8,833	7,078
Group turnover – discontinued operations	158	567	476
Group turnover	2	(a)	9,033	9,400	7,554

Operating costs	3	(7,178)	(7,788)	(6,494)

Operating profit of Group undertakings – continuing operations	2	(b)	1,855	1,806	1,558
Operating loss of Group undertakings – discontinued operations	2	(b)	–	(194)	(498)
1,855	1,612	1,060

Share of joint ventures’ operating profit/(loss) – continuing operations	2	(b)	7	15	(29)
Share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations	2	(b)	–	109	(672)
7	124	(701)

Operating profit
– Before exceptional items and goodwill amortisation	2	(b)	2,238	2,185	1,783
– Exceptional items – continuing operations	4	(a)	(277)	(308)	(285)
– Exceptional items – discontinued operations	4	(a)	–	(39)	(1,042)
– Goodwill amortisation	(99)	(102)	(97)
Total operating profit	2	(b)	1,862	1,736	359

Gain on assets held for exchange – discontinued operations	4	(b)	226	–	–
Profit on disposal of tangible fixed assets – continuing operations	4	(b)	96	48	94
Loss on sale or termination of operations – discontinued operations	4	(b)	–	(68)	–
Merger costs – continuing operations	4	(b)	–	(79)	–
Gain on sale of shares by employee share plan – continuing operations	4	(b)	–	–	31
Profit on disposal of investments – discontinued operations	4	(b)	–	–	31
Net interest
– Excluding exceptional items	8	(822)	(939)	(657)
– Exceptional items	4	(c),8	–	(31)	(142)
Total interest	8	(822)	(970)	(799)

Profit/(loss) on ordinary activities before taxation	1,362	667	(284)
Taxation
– Excluding exceptional items	9	(350)	(373)	(251)
– Exceptional items	4	(d),9	89	128	166
Total taxation	9	(261)	(245)	(85)

Profit/(loss) on ordinary activities after taxation	1,101	422	(369)
Minority interests
– Excluding exceptional items	(2)	(3)	(2)
– Exceptional items	4	(e)	–	(28)	50
Total minority interests	(2)	(31)	48

Profit/(loss) for the year
– Before exceptional items and goodwill amortisation	1,064	870	873
– Exceptional items – operating	4	(a)	(277)	(347)	(1,327)
– Exceptional items – non-operating	4	(b)	322	(99)	156
– Exceptional items – financing	4	(c)	–	(31)	(142)
– Exceptional items – taxation	4	(d)	89	128	166
– Exceptional items – minority interests	4	(e)	–	(28)	50
– Goodwill amortisation	(99)	(102)	(97)
Profit/(loss) for the year	1,099	391	(321)
Dividends	10	(609)	(530)	(580)

Profit/(loss) transferred to/(from) profit and loss account reserve	24	490	(139)	(901)

Earnings/(loss) per ordinary share
– Basic, including exceptional items and goodwill amortisation	11	35.8	p	12.7	p	(11.3	)p
– Adjusted basic, excluding exceptional items and goodwill amortisation	11	34.7	p	28.3	p	30.8	p
– Diluted, including exceptional items and goodwill amortisation	11	35.7	p	12.8	p	(10.1	)p
– Adjusted diluted, excluding exceptional items and goodwill amortisation	11	34.6	p	27.9	p	30.2	p

The notes on pages 77 to 128 form part of the Accounts.

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Balance Sheets at 31 March

		Group		Company
		2004	2003	2004	2003
			(restated)
	Notes	£m	£m	£m	£m

Fixed assets
Intangible assets	12	1,537	1,893	–	–
Tangible assets	13	16,706	16,847	–	–
Investments in joint ventures
– Share of gross assets		395	542	–	–
– Share of gross liabilities		(376)	(498)	–	–
– Share of net assets		19	44	–	–
Other investments		132	170	2,225	2,225
Total investments	14	151	214	2,225	2,225

		18,394	18,954	2,225	2,225

Current assets
Stocks	15	91	126	–	–
Debtors (amounts falling due within one year)	16	1,588	1,811	3,884	2,664
Debtors (amounts falling due after more than one year)	16	2,708	3,395	–	–
Assets held for exchange	17	–	17	–	–
Current asset investments		520	482	6	123
Cash at bank and in hand		96	119	–	1

		5,003	5,950	3,890	2,788
Creditors (amounts falling due within one year)
Borrowings		(1,706)	(2,246)	(388)	(557)
Other creditors		(2,807)	(2,800)	(2,056)	(1,764)
	18	(4,513)	(5,046)	(2,444)	(2,321)

Net current assets		490	904	1,446	467

Total assets less current liabilities		18,884	19,858	3,671	2,692
Creditors (amounts falling due after more than one year)
Convertible bonds		–	(502)	–	–
Other borrowings		(11,542)	(11,731)	(746)	–
Other creditors		(1,922)	(2,022)	(13)	–
	19	(13,464)	(14,255)	(759)	–
Provisions for liabilities and charges	22	(4,157)	(4,406)	–	–

Net assets employed		1,263	1,197	2,912	2,692

Capital and reserves
Called up share capital	23	309	308	309	308
Share premium account	24	1,280	1,247	1,280	1,247
Other reserves	24	(5,131)	(5,131)	2	2
Profit and loss account	24	4,755	4,689	1,321	1,135

Equity shareholders’ funds		1,213	1,113	2,912	2,692
Minority interests
Equity		12	15	–	–
Non-equity	25	38	69	–	–
		50	84	–	–

		1,263	1,197	2,912	2,692

Commitments and contingencies are shown in note 29.

The notes on pages 77 to 128 inclusive form part of the accounts which were approved by the Board of Directors on 19 May 2004 and were signed on its behalf by:

Sir John Parker Chairman

Steve Lucas Group Finance Director

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Group Cash Flow Statement for the years ended 31 March

			2004	2003	2002
	Notes		£m	£m	£m

Net cash inflow from operating activities before exceptional items	27	(a)	3,058	3,154	2,394
Expenditure relating to exceptional items			(248)	(328)	(103)
Net cash inflow from operating activities			2,810	2,826	2,291

Dividends from joint ventures			8	11	13

Returns on investments and servicing of finance
Interest received and similar income			137	56	88
Interest paid and similar charges			(823)	(957)	(784)
Dividends paid to minority interests			(6)	(11)	(9)
Net cash outflow for returns on investments and servicing of finance			(692)	(912)	(705)

Taxation
Net corporate tax paid			(18)	(112)	(212)

Capital expenditure and financial investment
Net payments to acquire intangible and tangible fixed assets			(1,400)	(1,518)	(1,734)
Receipts from disposals of tangible fixed assets			146	111	191
Receipts from disposals of shares by an employee share plan			–	–	50
Other			–	–	10
Net cash outflow for capital expenditure and financial investment			(1,254)	(1,407)	(1,483)

Acquisitions and disposals
Payments to acquire investments			(26)	(165)	(56)
Receipts from disposals of investments	27	(b)	33	328	37
Acquisition of Group undertaking	27	(c)	–	–	(950)
Net cash inflow/(outflow) for acquisitions and disposals			7	163	(969)

Equity dividends paid			(560)	(571)	(478)

Net cash inflow/(outflow) before the management of liquid resources and financing			301	(2)	(1,543)

Management of liquid resources
(Increase)/decrease in short-term deposits			(48)	(138)	347
Net cash (outflow)/inflow from the management of liquid resources	27	(d),(e)	(48)	(138)	347

Financing
Issue of ordinary shares			38	4	12
Payments to repurchase ordinary shares			–	(97)	–
Termination of cross currency swaps	27	(d)	148	–	–
(Decrease)/increase in borrowings	27	(d),(e)	(426)	267	1,206
Net cash (outflow)/inflow from financing			(240)	174	1,218

Movement in cash and overdrafts	27	(d),(e)	13	34	22

Included in the cash flows above are cash flows for discontinued operations as set out below:

			2004	2003	2002
			£m	£m	£m

Net cash inflow/(outflow) from operating activities			5	(70)	53
Net cash outflow for returns on investments and servicing of finance			(2)	(14)	(3)
Net cash (outflow)/inflow for taxation			–	(1)	13
Net cash outflow for capital expenditure and financial investment			(1)	(123)	(344)
Net cash outflow for acquisitions and disposals			–	(3)	(12)

Net cash inflow/(outflow) before the management of liquid resources and financing			2	(211)	(293)

Liquid resources comprise money market deposits, equities and gilts.

Group Statement of Total Recognised Gains and Losses for the years ended 31 March

	2004	2003	2002
	£m	£m	£m

Profit/(loss) for the year	1,099	391	(321)
Exchange adjustments	(417)	(322)	(58)
Tax on exchange adjustments	(12)	12	21
Reduction in revaluation reserve on reclassification of investment properties	–	–	(50)
Unrealised gain on transfer of fixed assets to a joint venture (net of tax)	–	6	7

Total recognised gains and losses	670	87	(401)

The notes on pages 77 to 128 form part of the Accounts.

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Notes to the Accounts

1. Adoption of UITF 38
During the year, the Group adopted UITF 38 ‘Accounting for ESOP trusts’. The adoption of this standard constitutes a change in accounting policy. Therefore, the impact has been reflected as a prior year adjustment in accordance with Financial Reporting Standard 3. At 31 March 2003, the Group reported £39m of own shares within fixed asset investments. On adoption of UITF 38, the own shares were reclassified from fixed asset investments and are now reflected within the profit and loss account reserve. The adoption of UITF 38 has resulted in a decrease in net assets of £34m at 31 March 2004 and £39m at 31 March 2003.2. Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics of the Group’s business activities. Management responsibilities changed during the year ended 31 March 2004. Segmental reporting has been aligned to reflect the changes in responsibilities, resulting in a restatement of segmental results for the years ended 31 March 2003 and 31 March 2002. The principal effect of this is to reclassify the results of the UK Interconnectors and LNG Storage businesses from ‘UK electricity and gas transmission’ to ‘Other activities’.

The US electricity distribution segment shown below includes the recovery of stranded costs.

‘Continuing operations – Other activities’ primarily relates to: gas metering activities; liquefied natural gas storage activities; the UK electricity interconnector business; Advantica – the energy technology and systems solutions business; and Gridcom which provides telecommunications infrastructure to operators in the UK and the US.

Discontinued operations comprise activities formerly within Other activities. Discontinued operations primarily include EnMO for all years presented, The Leasing Group and 186k Limited for 2003 and 2002 in Group undertakings, and telecom joint ventures and an associate in 2003 and 2002.

In the 2002 segmental analysis of turnover and operating profit, the repayment of £267m of surplus entry capacity auction revenue, that was rebated to shippers through distribution tariffs, has been reported within the UK electricity and gas transmission segment.

a) Turnover

		Sales	Sales		Sales	Sales		Sales	Sales
	Total	between	to third	Total	between	to third	Total	between	to third
	sales	businesses	parties	sales	businesses	parties	sales	businesses	parties
	2004	2004	2004	2003	2003	2003	2002	2002	2002
				(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover, including share of joint ventures’
– continuing operations	9,408	462	8,946	9,302	370	8,932	7,509	290	7,219
– discontinued operations	158	–	158	653	19	634	639	37	602
Less: share of joint ventures’ turnover
– continuing operations	(71)	–	(71)	(99)	–	(99))	(141)	–	(141)
– discontinued operations	–	–	–	(67)	–	(67)	(126)	–	(126)

Group turnover	9,495	462	9,033	9,789	389	9,400	7,881	327	7,554

Continuing operations
UK gas distribution	2,245	120	2,125	2,089	47	2,042	2,013	–	2,013
UK electricity and gas transmission	1,867	35	1,832	1,893	29	1,864	1,799	45	1,754
US electricity transmission	318	48	270	407	5	402	278	1	277
US electricity distribution	3,537	1	3,536	3,446	1	3,445	2,282	5	2,277
US gas distribution	464	–	464	446	–	446	104	–	104
Other activities	906	258	648	922	288	634	892	239	653

	9,337	462	8,875	9,203	370	8,833	7,368	290	7,078
Discontinued operations	158	–	158	586	19	567	513	37	476

Group turnover	9,495	462	9,033	9,789	389	9,400	7,881	327	7,554

UK			4,736			5,096			4,865
US			4,297			4,304			2,689

			9,033			9,400			7,554

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different. There is no turnover between the UK and US geographical areas.

Approximately 15% (2003: 16%) of the Group’s turnover for the year ended 31 March 2004 amounting to approximately £1.4bn (2003: £1.5bn) derives from a single customer, the Centrica Group. The majority of this turnover is in the UK gas distribution segment with lesser amounts in other activities and the UK electricity and gas transmission segment.

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Notes to the Accounts_continued

2. Segmental analysis (continued)
b) Operating profit

	Operating profit

	Before exceptional items			After exceptional items
	and goodwill amortisation			and goodwill amortisation

	2004	2003	2002	2004	2003	2002
		(restated)	(restated)		(restated)	(restated)
	£m	£m	£m	£m	£m	£m

Group undertakings – continuing operations
UK gas distribution	729	554	548	640	443	504
UK electricity and gas transmission	769	820	756	755	774	713
US electricity transmission	133	128	87	105	103	64
US electricity distribution	449	513	266	294	413	149
US gas distribution	48	58	17	37	49	8
Other activities	103	143	206	24	24	120

	2,231	2,216	1,880	1,855	1,806	1,558
Group undertakings – discontinued operations	–	(26)	(62)	–	(194)	(498)

Operating profit of Group undertakings	2,231	2,190	1,818	1,855	1,612	1,060

Joint ventures and associate – continuing operations
Electricity activities	7	15	36	7	15	36
Other activities	–	–	(17)	–	–	(65)

	7	15	19	7	15	(29)
Joint ventures and associate – discontinued operations	–	(20)	(54)	–	109	(672)

Operating profit/(loss) of joint ventures and associate	7	(5)	(35)	7	124	(701)

Total operating profit	2,238	2,185	1,783	1,862	1,736	359

UK	1,600	1,481	1,420	1,440	1,051	440
US	632	704	377	416	549	224
Latin America	–	(7)	(19)	–	128	(310)
Rest of the World	6	7	5	6	8	5

	2,238	2,185	1,783	1,862	1,736	359

c) Total and net assets

	Total assets		Net assets

	2004	2003	2004	2003
		(restated)		(restated)
	£m	£m	£m	£m

Group undertakings – continuing operations
UK gas distribution	4,928	4,998	3,403	3,480
UK electricity and gas transmission	6,284	5,737	5,472	4,994
US electricity transmission	1,539	1,736	1,465	1,656
US electricity distribution	7,200	8,507	5,548	6,405
US gas distribution	821	930	734	778
Other activities	1,890	2,189	940	1,359

	22,662	24,097	17,562	18,672
Group undertakings – discontinued operations	–	109	(7)	(2)

Group undertakings	22,662	24,206	17,555	18,670

Joint ventures – continuing operations
Electricity activities	19	42	19	42
Other activities	–	2	–	2

Joint ventures	19	44	19	44
Unallocated	716	654	(16,311)	(17,517)

	23,397	24,904	1,263	1,197

UK	12,846	12,974	9,565	9,774
US	9,679	11,209	7,854	8,873
Rest of the World	156	67	155	67
Unallocated	716	654	(16,311)	(17,517)

	23,397	24,904	1,263	1,197

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include current asset investments, cash, taxation and taxation related regulatory assets. Unallocated net liabilities include net borrowings, taxation, interest, dividends and taxation related regulatory assets.

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Notes to the Accounts_continued

2. Segmental analysis (continued)
d) Other segmental information

	Capital expenditure			Depreciation and amortisation

	2004	2003	2002	2004	2003	2002
		(restated)	(restated)		(restated)	(restated)
	£m	£m	£m	£m	£m	£m

Group undertakings – continuing operations
UK gas distribution	293	380	455	195	185	176
UK electricity and gas transmission	584	567	613	276	243	233
US electricity transmission	53	49	38	67	71	46
US electricity distribution	227	209	141	365	359	192
US gas distribution	50	40	3	32	34	6
Other activities	274	180	204	182	170	173

	1,481	1,425	1,454	1,117	1,062	826
Group undertakings – discontinued operations	–	95	393	–	26	50

Group undertakings	1,481	1,520	1,847	1,117	1,088	876

UK	1,071	1,172	1,638	644	613	619
US	332	298	203	473	475	257
Rest of the World	78	50	6	–	–	–

	1,481	1,520	1,847	1,117	1,088	876

Capital expenditure comprises additions to tangible and intangible fixed assets (excluding goodwill) amounting to £1,479m (2003: £1,519m; 2002: £1,840m) and £2m (2003: £1m; 2002: £7m) respectively.

Depreciation and amortisation includes depreciation of tangible fixed assets, amortisation of intangible fixed assets and amortisation of regulatory assets.

3. Operating costs

	Continuing operations			Discontinued operations			Total

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total operating costs	7,020	7,027	5,521	158	780	1,011	7,178	7,807	6,532
Charged from:
– continuing operations	–	–	–	–	–	(1)	–	–	(1)
– discontinued operations	–	(19)	(37)	–	–	–	–	(19)	(37)

External operating costs	7,020	7,008	5,484	158	780	1,010	7,178	7,788	6,494

Depreciation	866	825	700	–	26	50	866	851	750
Payroll costs (note 5(a))	1,020	1,093	907	–	14	39	1,020	1,107	946
Other operating charges:
– Purchases of electricity	1,998	1,901	1,410	–	–	–	1,998	1,901	1,410
– Purchases of gas	371	357	171	–	–	–	371	357	171
– Rates and property taxes	516	537	422	–	–	2	516	537	424
– Electricity transmission services scheme
direct costs	277	252	204	–	–	–	277	252	204
– EnMO direct costs	–	–	–	158	530	395	158	530	395
– Replacement expenditure	388	405	368	–	–	–	388	405	368
– Exceptional operating items (note 4)	277	308	237	–	168	436	277	476	673
– Other non-exceptional operating charges	1,307	1,330	1,065	–	42	88	1,307	1,372	1,153
	5,134	5,090	3,877	158	740	921	5,292	5,830	4,798

	7,020	7,008	5,484	158	780	1,010	7,178	7,788	6,494

Operating costs (except where otherwise noted) include:
Research and development costs							10	18	16
Operating lease rentals
– Plant and machinery							27	16	8
– Other							45	52	22
Amortisation of intangible fixed assets (i)							101	105	91
Amortisation of regulatory assets							150	132	35
Auditors’ remuneration (ii)
Statutory audit services
– Annual audit (audit fee for the Company was £8,700 (2003: £8,500; 2002: £8,000))							4	3	4
– Regulatory reporting							1	1	1
Further audit related services (iii)							2	3	2
Tax compliance and advisory services							1	3	1
Other non-audit services (iv)							2	3	6

(i)	Includes the amortisation of goodwill amounting to £99m (2003: £102m; 2002: £85m) and negative goodwill of £nil (2003: £4m; 2002: £nil) but excludes the amortisation of goodwill of £nil (2003: £nil; 2002: £12m) related to joint ventures and associate.
(ii)	In addition to the fees included above, fees of £nil (2003: £nil; 2002: £2m) incurred in respect of acquisitions have been capitalised.
(iii)	£1.5m of assurance services were provided in respect of the separation of UK-based distribution networks. Also included are £nil (2003: £2m) of fees related to the Merger which were reflected within non-operating exceptional items.
(iv)	Other non-audit services, in the current year, related to vendor due diligence work associated with the potential gas distribution network sales. For the years ended 31 March 2003 and 2002, other non-audit services included £2m and £6m respectively in relation to services provided by the consulting business unit of PricewaterhouseCoopers which was sold to IBM United Kingdom Limited on 30 September 2002.

79 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

4. Exceptional items
The Group has categorised the following items as exceptional items under UK GAAP because, by either their size, incidence or because they are specifically prescribed, they need to be separately disclosed for the accounts to show a true and fair view.

Paragraph 20 of FRS 3, requires that certain items should be disclosed after operating profit and are shown below as ‘non-operating exceptional items’. These items comprise: a) costs associated with a fundamental reorganisation which in the case of the Group relate to the transaction costs relating to the Merger; b) profit on disposal of fixed assets (including the gain on sale of shares by an employee share plan, gain on assets held for exchange and other fixed asset investments); and c) profit or loss on the sale or termination of operations.

Other exceptional items are shown below as ‘operating exceptional items’. The Directors believe these items require separate disclosure, as permitted by FRS 3, within operating profit to show a true and fair view. These items include: restructuring costs; costs arising from the recognition of employee and property costs arising as a direct result of the Merger; share of exceptional operating items of a joint venture; impairment of business; impairment of investments in joint ventures and associate; impairment of assets; and environmental provision which are all disclosed by virtue of their size.

a) Operating

	2004	2003	2002
	£m	£m	£m

Continuing operations
Restructuring costs (i)	249	203	187
Environmental provision (ii)	28	–	–
Impairment of assets (iii)	–	–	50
Merger costs (iv)	–	105	–
Share of exceptional operating items of joint venture (v)	–	–	48

	277	308	285

Discontinued operations
Restructuring costs (i)	–	6	–
Impairment of investments in joint ventures and associate (vi)	–	(135)	792
Impairment of business (vii)	–	168	250

	–	39	1,042

Total operating exceptional items	277	347	1,327

(i)	The 2004 restructuring costs consist of £24m of costs associated with the proposed disposal of UK-based distribution networks and other charges of £225m. The other charges primarily related to planned cost reduction programmes in the UK and US businesses. The 2003 and 2002 charges primarily related to costs incurred in reorganisations in the UK and US businesses (2004: £170m after tax; 2003: £165m after tax; 2002: £130m after tax).
(ii)	Following completion of site investigations in the UK, the environmental obligations in respect of those sites was adjusted resulting in the recognition of an additional charge of £28m (£28m after tax).
(iii)	The impairment charge for 2002 related to a review of the carrying value of LNG storage assets, which resulted in a charge to operating profit amounting to £50m (£35m after tax). In the LNG review, future cash flows were determined based on a five-year business plan projected out to 20 years and discounted at a pre-tax rate of 6.25%.
(iv)	Represented employee and property costs associated with the Merger (£76m after tax).
(v)	Share of exceptional operating items of a joint venture in 2002 represented the Group’s share of the write-off of an investment and the write-down of goodwill in a joint venture prior to it becoming a wholly-owned subsidiary of the Group (£48m after tax). The write-down of goodwill followed an impairment review which applied a discount rate of 15%. The review used growth rates over a plan period covering nine years. The assumptions of the plan were consistent with management’s views of the market and the joint venture’s performance therein.
(vi)	The 2003 credits related to Intelig and other telecoms joint ventures (£155m after tax). The exceptional credits arising in 2003 substantially represented the reversal of the Group’s share of retained losses incurred by these joint ventures during the period from 1 April 2002 to the date of disposal or the date that equity accounting ceased. £129m of the pre-tax exceptional credits were reflected in ‘Share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’ . The 2002 exceptional charge of £792m (£775m after tax) related to the write-down of the Group’s investment in its joint ventures and associate. This charge comprised a write-down of the carrying value of the investments of £606m (£589m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186m (£186m after tax).
(vii)	In 2002 and 2003, following a review of the carrying value of certain of the Group’s telecoms assets, the Group incurred impairment charges that resulted in the write-down of those assets to their estimated recoverable amounts and the recognition of other related costs (2003: £143m after tax; 2002: £175m after tax).

b) Non-operating

	2004	2003	2002
	£m	£m	£m

Continuing operations
Profit on disposal of tangible fixed assets (viii)	(96)	(48)	(94)
Merger costs (ix)	–	79	–
Gain on sale of shares by an employee share plan (x)	–	–	(31)

	(96)	31	(125)

Discontinued operations
Gain on assets held for exchange (xi)	(226)	–	–
Loss on sale or termination of operations (xii)	–	68	–
Profit on disposal of investments (xiii)	–	–	(31)

	(226)	68	(31)

Total non-operating exceptional items	(322)	99	(156)

(viii)	The after tax profit on disposal of tangible fixed assets was £96m (2003: £50m; 2002: £96m).
(ix)	The 2003 after tax transaction cost of the Merger was £71m.
(x)	The 2002 after tax gain on sale of shares by an employee share plan was £31m.
(xi)	The gain on assets held for exchange related to the profit recognised on Energis shares delivered to Equity Plus Income Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of £243m. This transaction represented the culmination of a deferred sale arrangement entered into in February 1999. The after tax gain on assets held for exchange was £226m.
(xii)	The charges for 2003 related to losses on the sale of The Leasing Group of £45m and loss on closure of 186k of £23m. The after tax loss relating to the 2003 sale and closure amounted to £68m.
(xiii)	The after tax profit on disposal of investments was £nil (2003: £nil; 2002: £31m).

Annual Report and Accounts 2003/04_National Grid Transco 80

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Notes to the Accounts_continued

4. Exceptional items (continued)

c) Financing costs
For 2003 and 2002, the exceptional net interest cost (2003: £31m; 2002: £142m) (2003: £31m after tax; 2002: £142m after tax) related to the Group’s share of foreign exchange losses incurred on foreign currency borrowings by joint ventures (2003: £98m; 2002: £142m), partially offset by the Group’s share of a gain on net monetary liabilities (2003: £67m; 2002: £nil). The gain on the net monetary liabilities related to Citelec, a joint venture operating in Argentina, and reflected the net gain that arose on net monetary liabilities that were financing the operation in a hyper-inflationary economy.

d) Taxation
The exceptional tax credit for 2004 of £89m included a net credit amounting to £10m relating to investments disposed of in prior periods.

e) Minority interests
The 2003 exceptional minority interest charge of £28m related to the Group’s share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily reflected the minority interest’s share of the gain on net monetary liabilities referred to in note 4(c).

The 2002 exceptional minority interest credit of £50m related to the Group’s share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily related to foreign exchange losses incurred on foreign currency borrowings.

5. Payroll costs and employees
	2004	2003	2002
	£m	£m	£m

a) Payroll costs
Wages and salaries	1,025	1,124	940
Social security costs	79	84	73
Other pension costs	150	117	90

	1,254	1,325	1,103
Less: Amounts capitalised	(175)	(158)	(129)
Payroll costs included in replacement expenditure	(59)	(60)	(28)

	1,020	1,107	946

	31 March	Average	Average	Average
	2004	2004	2003	2002
	Number	Number	Number	Number

b) Number of employees
UK	15,498	16,241	18,399	19,227
US	9,018	9,402	10,120	5,094
Rest of the World	11	10	14	25

Continuing operations	24,527	25,653	28,533	24,346
Discontinued operations	–	5	407	768

	24,527	25,658	28,940	25,114

The vast majority of employees in:
–	the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity.
–	the US are either directly or indirectly employed in the transmission and distribution of electricity or the distribution of gas.

In addition to the payroll costs shown above, there were restructuring costs of £249m (2003: £209m; 2002: £187m), primarily in respect of severance costs, which have been included as part of restructuring costs within other operating charges – exceptional items.

6. Directors’ emoluments
Details of Directors’ emoluments are contained in the auditable part of the Directors’ Remuneration Report on pages 58 to 67.

81 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

7. Pensions and post-retirement benefits
UK post-retirement schemes
Substantially all the Group’s UK employees are members of either the Electricity Supply Pension Scheme or the Lattice Group Pension Scheme.

Electricity Supply Pension Scheme
The Electricity Supply Pension Scheme provides final salary defined benefits on a funded basis. The assets of the scheme are held in a separate trustee administered fund. The scheme is divided into sections, one of which is the Group’s section. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme. The latest full actuarial valuation of the Group’s section of the scheme was carried out by Bacon & Woodrow, Consulting Actuaries (now Hewitt, Bacon and Woodrow), at 31 March 2001.

The projected unit method was used for the last valuation of the pension scheme and for the purposes of accounting under Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’ and the principal actuarial assumptions adopted were that the real annual rates of return on investments held in respect of pre-retirement members would average 4.5% and on investments held in respect of post-retirement members would average 3.5%; that the annual rate of inflation would average 2.3%; that the real annual increase in salary would average 1.0%; and that pensions would increase at a real annual rate of 0.2%. The market value of the assets relating to the Group’s section of the scheme at 31 March 2001 was £1,336m and the actuarial value of the assets represented approximately 118.3% of the actuarial value of the benefits that had accrued to members measured on a past service basis. The current agreed employers’ and employees’ contribution rates for the forthcoming year are 12% and 6% respectively. These contribution rates will be reviewed when the next independent actuarial valuation is completed based on the position at 31 March 2004. The valuation is in the process of being carried out and therefore the outcome is currently unknown.

Lattice Group Pension Scheme
The Lattice Group Pension Scheme provides final salary defined benefits for employees who joined the Lattice Group prior to 31 March 2002. A defined contribution section was added to the scheme from 1 April 2002 for employees joining Lattice Group from that date. The scheme is funded with assets held in a seperate trustee administered fund. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme.

The latest full actuarial valuation of the scheme was carried out by Watson Wyatt LLP at 31 March 2003. The projected unit method was used and the principal actuarial assumptions adopted were that the annual rate of inflation would be 2.50% and that future real increases in pensionable earnings would be 1.5%. Investments held in respect of pensions before they become payable would average 4.9% real annual rate of return and investments held in respect of pensions after they become payable would average 2.6% real annual rate of return and that pensions would increase at a real annual rate of 0.05%. The aggregate market value of the scheme’s assets was £10,141m and the value of the assets represented approximately 92% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 March 2003 on an ongoing basis and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out at 31 March 2003 showed that based on long-term financial assumptions the contribution rate required to meet the future benefit accrual was 23.7% of pensionable earnings (20.7% employers and 3% employees). Employers’ contributions were increased from 8.5% to 20.7% with effect from 1 April 2003. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which will be no later than 31 March 2006. The ongoing contribution rate does not include an allowance for administration expenses. These contributions are reviewed annually. From 1 April 2003 the rate used for the recovery of administration costs was 1.4% of salary, from 1 April 2004 the rate was 1.6% of salary. Employers are currently, therefore, paying a total contribution rate of 22.3%. The actuarial valuation revealed a deficit of £879m gross (£615m net of tax) in the defined benefit section on the basis of the assumptions adopted by the actuary. It has been agreed that no funding of the deficit identified in the 2003 actuarial valuation will need to be provided to the scheme until the outcome of the actuarial valuation at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £520m (£364m net of tax) into the scheme. For the period prior to these lump sum deficiency contributions being paid, the Group has arranged for banks to provide the trustees of the Lattice Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as Transco plc becoming insolvent or the Group failing to make agreed payments into the fund.

A further valuation was carried out at 31 March 2003, to calculate the charge in accordance with SSAP 24. The principal assumptions adopted were: price inflation of 2.5%; pension increases in payment of 2.55%; general pensionable pay escalation of 3.5%; and a discount rate of 6%. The principal results of this valuation were the need to recognise a regular cost based on 21.4% of salary (excluding administration costs) and a deficit of £468m, which is being spread over the average expected future service lives of employees in the Lattice scheme amounting to 14.1 years.

US post-retirement schemes
Pension
Substantially all the Group’s US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations of these plans were carried out by Hewitt Associates LLC at 1 April 2003 and these valuations were used to calculate the pension cost for the year ended 31 March 2004 (in compliance with SSAP 24). These valuations have been updated using assumptions and market values at 31 March 2004. The projected unit method was used for the updated valuations and the principal actuarial assumptions adopted were: that the real annual rate of return on investments would average 4.25%; that real annual increases in salary would average nil for New York schemes and 1.45% for other US schemes; that inflation would average 3.25% for New York schemes and 3.5% for other US schemes; and that nominal increases in pensions would be nil. The market value of the assets relating to the Group’s US defined benefit plans at 31 March 2004 totalled US$1,945m and the actuarial value of the assets represented 75% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There are no formally agreed contribution rates for the US plans.

Healthcare and life insurance – retirees
In the US, the Group provides healthcare and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest full actuarial valuations were carried out at 1 April 2003. These valuations have been updated using assumptions and market values at 31 March 2004. The principal assumptions adopted were a discount rate of 5.75% and that medical costs would increase by 10.0% per annum, decreasing to 5.0% by 2009 and remain at this rate thereafter.

The cost of providing healthcare and life insurance to retired US employees for the year ended 31 March 2004 amounted to £31m net of capitalised amounts (2003: £37m; 2002: £9m).

Annual Report and Accounts 2003/04_National Grid Transco 82

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Notes to the Accounts_continued

7. Pensions and post-retirement benefits (continued)
Pension cost, prepayment and provisions for liabilities and charges
The pension cost charged to operating profit for the year ended 31 March 2004 was £150m (2003: £117m; 2002: £90m). This represented defined contribution scheme costs of £2m (2003: £1m; 2002: £nil), defined benefit regular pension costs of £106m (2003: £136m; 2002: £127m) and a variation from the regular pension cost totalling £42m (2003: £20m credit; 2002: £37m credit), of which £2m (2003: £2m; 2002: £2m) related to the partial release of a pension provision. In addition, net interest included a charge of £56m (2003: £3m credit; 2002: £30m credit) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors at 31 March 2004 was a pension prepayment of £19m (2003: £37m).

Included within provisions for liabilities and charges at 31 March 2004 was a pension and other post-retirement benefits provision of £464m (2003: £551m) – see note 22.

FRS 17 Retirement Benefits
On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 ‘Retirement Benefits’, replacing SSAP 24. FRS 17 is fully effective for periods beginning on or after 1 January 2005, though disclosures are required in the financial years prior to its full implementation. Disclosures showing the impact on the Group’s profit and loss account and balance sheet, together with other disclosures required by FRS 17, are set out below.

The disclosures have been prepared by updating the results of the aforementioned valuations by independent qualified actuaries using the projected unit method of valuation on the basis of the following assumptions:

	2004			2003			2002

			US			US			US
			Other post-			Other post-			Other post-
	UK	US	retirement	UK	US	retirement	UK	US	retirement
	Pensions	Pensions	benefits	Pensions	Pensions	benefits	Pensions	Pensions	benefits
	%	%	%	%	%	%	%	%	%

Rate of increase in salaries (i)	3.9	3.8	–	3.5	4.0	–	4.7	4.0	–
Rate of increase in pensions in payment
and deferred pensions	3.0	–	–	2.6	–	–	2.8	–	–
Discount rate for liabilities	5.5	5.8	5.8	5.4	6.3	6.3	5.8	7.5	7.5
Rate of increase in Retail Price Index or equivalent	2.9	3.3	–	2.5	3.2	–	2.8	3.5	–
Initial healthcare cost trend rate	–	–	10.0	–	–	10.0	–	–	10.0
Ultimate healthcare cost trend rate	–	–	5.0	–	–	5.0	–	–	5.0

(i)	A promotional age-related scale has also been used where appropriate.

An analysis of the assets held in the various pension and other post-retirement benefit schemes and the expected rates of return at 31 March 2004, 31 March 2003 and 31 March 2002 were as follows:

					US Other post-
	UK Pensions		US Pensions		retirement benefits

	Long-term		Long-term		Long-term
	rate of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	31 March	31 March	31 March	31 March	31 March	31 March
	2004	2004	2004	2004	2004	2004
	%	£m	%	£m	%	£m

Equities	8.0	5,260	10.8	685	10.8	309
Bonds	4.9	5,896	4.0	360	4.0	180
Property	6.5	913	8.0	6	–	–
Other	4.0	300	12.0	12	0.9	7

Total market value of assets		12,369		1,063		496
Present value of scheme liabilities		(13,790)		(1,488)		(1,002)

Deficit in schemes		(1,421)		(425)		(506)
Related deferred tax asset		426		166		197

Net liability		(995)		(259)		(309)

					US Other post-
	UK Pensions		US Pensions		retirement benefits

	Long-term		Long-term		Long-term
	rate of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	31 March	31 March	31 March	31 March	31 March	31 March
	2003	2003	2003	2003	2003	2003
	%	£m	%	£m	%	£m

Equities	8.5	4,590	11.0	586	11.0	158
Bonds	4.6	5,436	5.1	395	5.0	157
Property	6.5	901	9.0	8	–	–
Other	4.0	171	6.8	28	3.5	58

Total market value of assets		11,098		1,017		373
Present value of scheme liabilities		(13,269)		(1,617)		(1,003)

Deficit in schemes		(2,171)		(600)		(630)
Related deferred tax asset		651		238		250

Net liability		(1,520)		(362)		(380)

83 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

7. Pensions and post-retirement benefits (continued)

					US – Other post-
	UK – Pensions		US – Pensions		retirement benefits

	Long-term		Long-term		Long-term
	rate of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	31 March	31 March	31 March	31 March	31 March	31 March
	2002	2002	2002	2002	2002	2002
	%	£m	%	£m	%	£m

Equities	7.5	7,462	10.2	902	10.3	236
Bonds	5.4	4,115	6.4	476	5.0	160
Property	6.5	852	8.0	11	–	–
Other	4.4	520	5.6	48	5.9	1

Total market value of assets		12,949		1,437		397
Present value of scheme liabilities		(12,642)		(1,623)		(884)

Asset/(deficit) in schemes		307		(186)		(487)
Related deferred tax asset		(93)		74		193

Net asset/(liability)		214		(112)		(294)

The net liability for UK – Pensions comprises net pension liabilities relating to funded schemes in deficit of £976m (2003: £1,503m), and net pension liabilities relating to unfunded schemes of £19m (2003: £17m).

The net liability for US – Pensions comprises net pension liabilities relating to funded schemes in deficit of £221m (2003: £319m), and net pension liabilities relating to unfunded schemes of £38m (2003: £43m).

The net liability for US – Other post-retirement benefits relates to funded schemes for both years presented.

At 31 March 2004, an increase of 0.1% in the discount rate would decrease the present value of liabilities for all schemes by around £241m and decrease the liability net of deferred tax by £169m and vice versa.

If the FRS 17 position had been recognised in the Group’s accounts, the Group’s net assets employed at 31 March would have been as follows:

	2004	2003
		(restated)
	£m	£m

Net assets employed excluding net SSAP 24 liabilities and related impact on regulatory assets	1,482	1,442
Net FRS 17 liabilities	(1,563)	(2,262)

Net liabilities including net FRS 17 liabilities	(81)	(820)

The impact of the implementation of FRS 17 on net assets employed, as shown above, would be reflected within the profit and loss account reserve.

The pension and other post-retirement deficit has moved during the year ended 31 March 2003 and 31 March 2004 as set out below:

	2004	2003
	£m	£m

At 1 April	(3,401)	(366)
Current service cost	(215)	(171)
Past service cost	(3)	(8)
Net loss on settlements or curtailments	(61)	(118)
Contributions	393	317
Other financial income	(43)	89
Actuarial gains/(losses)	822	(3,208)
Exchange adjustments	156	64

At 31 March	(2,352)	(3,401)

If FRS 17 had been implemented for the years ended 31 March 2003 or 31 March 2004, the following amounts would have been charged to the profit and loss account in respect of pensions and other post-retirement benefits for the year.

	2004	2003
	£m	£m

Operating charge
Current service cost	146	171
Past service cost	3	8
Net loss on settlements or curtailments	130	118

Total charge to operating profit	279	297

Other financial (income)/costs
Expected return on scheme assets	(806)	(977)
Interest on scheme liabilities	849	888

Impact on financial income	43	(89)

Net profit and loss charge before taxation	322	208

As the Lattice scheme is a closed scheme, under the projected unit method of valuation, the current service cost will increase as the members of the scheme approach retirement.

If the Group were to prepare its accounts under FRS 17, the net loss on settlements or curtailments above would be reported as part of exceptional items. The net FRS 17 profit and loss account impact before tax excluding these exceptional items amounted to £192m (2003: £90m) and compares with the current UK GAAP charge in respect of pensions and other post-retirement benefits amounting to £264m (2003: £151m). The FRS 17 pre-exceptional profit and loss account charge (pre-tax) would therefore be £72m lower (2003: £61m lower) than the SSAP 24 charge.

Annual Report and Accounts 2003/04_National Grid Transco 84

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Notes to the Accounts_continued

7. Pensions and post-retirement benefits (continued)
The following pre-tax amounts would have been recognised in the statement of total recognised gains and losses:

	2004	2003
	£m	£m

Difference between actual and expected return on scheme assets	1,310	(2,529)
Experience gains arising on scheme liabilities	51	11
Changes in assumptions	(539)	(690)

Actuarial gains/(losses)	822	(3,208)
Exchange adjustments	(156)	64

Net credit/(charge) to the statement of total recognised gains and losses	666	(3,144)

History of experience gains and losses that would be recognised on an FRS 17 basis is set out below:

Difference between actual and expected return on scheme assets (£m)	1,310	(2,529)
– percentage of scheme assets	9%	(20% )
Experience gains arising on scheme liabilities (£m)	51	11
– percentage of present value of scheme liabilities	–	–
Actuarial gains/(losses) (£m)	822	(3,208)
– percentage of present value of scheme liabilities	5%	(20% )

8. Net interest
	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m

Bank loans and overdrafts	51	36	63
Other	869	945	692

Interest payable and similar charges	920	981	755
Unwinding of discount on provisions	11	13	17
Interest capitalised	(55)	(28)	(38)

Interest payable and similar charges net of interest capitalised	876	966	734
Interest receivable and similar income	(58)	(55)	(123)

	818	911	611
Joint ventures (including exceptional net interest of £nil (2003: £31m; 2002: £142m), net of interest capitalised £nil (2003: £1m; 2002: £10m))	4	59	172
Associate	–	–	16
	4	59	188

Net interest	822	970	799

Comprising:
Net interest, excluding exceptional net interest	822	939	657
Exceptional net interest (note 4(c))	–	31	142

Net interest, including exceptional net interest	822	970	799

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 5.7% (2003: 5.9%; 2002: 6.2% to 7.0%).

Interest payable and similar charges includes £4m (2003: £12m; 2002: £3m) relating to the loss incurred on the repurchase of debt during the year.

The comparatives for prior years have been restated resulting in a reclassification of interest from bank loans and overdrafts to other amounting to £221m and £80m for 2003 and 2002 respectively.

9. Taxation
	2004	2003	2002
	£m	£m	£m

United Kingdom
Corporation tax at 30%	193	12	153
Adjustment in respect of prior years (i)	(35)	–	(78)
Deferred tax	(15)	107	(22)

	143	119	53

Overseas
Corporate tax	16	27	73
Adjustment in respect of prior years	–	–	1
Deferred tax	99	94	(48)

	115	121	26

	258	240	79
Joint ventures	3	5	6

Taxation	261	245	85

Comprising:
Taxation – excluding exceptional items	350	373	251
Taxation – exceptional items (note 4(d))	(89)	(128)	(166)

	261	245	85

(i)	The UK corporation tax adjustment in respect of prior years includes £29m (2003: £nil; 2002: £75m) that relate to exceptional items.

The comparatives have been re-presented to accord with the analysis of the current year tax charge.

85 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

9. Taxation (continued)
A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:

	% of profit before taxation
	2004	2003	2002

UK corporation tax rate	30.0	30.0	30.0
Effect on tax charge of:
– Origination and reversal of timing differences	(8.1)	(12.3)	(4.6)
– Permanent differences	(7.5)	2.1	1.2
– Overseas income taxed at other than UK statutory rate	3.3	(2.5)	(5.2)
– Other	(0.1)	0.3	2.6

Current tax charge	17.6	17.6	24.0
Deferred taxation	7.5	12.3	5.0

Effective tax rate before goodwill amortisation, prior year adjustments in respect of current tax and exceptional items	25.1	29.9	29.0
Effect of goodwill amortisation	1.9	2.7	2.7

Effective tax rate before prior year adjustments in respect of current tax and exceptional items	27.0	32.6	31.7
Current tax adjustment in respect of prior years	(0.5)	–	(7.3)

Effective tax rate after adjustments in respect of prior years and before exceptional items	26.5	32.6	24.4
Exceptional items	(7.4)	4.1	(54.3)

Effective tax rate after exceptional items	19.1	36.7	(29.9)

Factors that may affect future tax charges
The Group has brought forward non-trading debits of £75m (2003: £75m; 2002: £75m), which may reduce taxable profits in future years.

No provision has been made for deferred tax arising on gains recognised in respect of the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the replacement assets were sold without it being possible to claim roll-over relief. The total amount unprovided for at 31 March 2004 was £58m (2003: £58m; 2002: £56m). At present, it is not envisaged that any tax on amounts rolled over will become payable in the foreseeable future.

10. Dividends
The following table shows the dividends paid or proposed by National Grid Transco for the year ended 31 March 2004:

	2004		2003
	pence		pence
	(per ordinary	2004	(per ordinary	2003
	share)	£m	share)	£m

National Grid Transco
Ordinary dividends
Interim	7.91	243	6.86	213
Proposed final	11.87	366	10.34	317

	19.78	609	17.20	530

The following disclosures relate to National Grid and Lattice prior to the Merger:
			2002
			pence
			(per ordinary	2002
			share)	£m

National Grid
Ordinary dividends
Interim			6.46	96
Final			9.58	169

			16.04	265

Lattice
Ordinary dividends
Interim			3.60	126
Second interim			5.40	189
Final			–	–

			9.00	315

Total pre-Merger dividends			n/a	580

Annual Report and Accounts 2003/04_National Grid Transco 86

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Notes to the Accounts_continued

11. Earnings per share and adjusted profit on ordinary activities before taxation a) Earnings per share
			Weighted			Weighted	(Loss)/	(Loss)/	Weighted
	Earnings	Profit	average	Earnings		average	earnings	profit	average
	per	for the	number	per	Profit for	number	per	for the	number
	share	year	shares	share	the year	shares	share	year	shares
	2004	2004	2004	2003	2003	2003	2002	2002	2002
	pence	£m	million	pence	£m	million	pence	£m	million

Basic, including exceptional items
and goodwill amortisation	35.8	1,099	3,070	12.7	391	3,078	(11.3)	(321)	2,832
Exceptional operating items (note 4(a))	9.0	277	–	11.3	347	–	46.9	1,327	–
Exceptional non-operating items (note 4(b))	(10.4)	(322)	–	3.2	99	–	(5.5)	(156)	–
Exceptional financing charge (note 4(c))	–	–	–	1.0	31	–	5.0	142	–
Exceptional tax credit (note 4(d))	(2.9)	(89)	–	(4.1)	(128)	–	(5.9)	(166)	–
Exceptional minority interests (note 4(e))	–	–	–	0.9	28	–	(1.8)	(50)	–
Goodwill amortisation	3.2	99	–	3.3	102	–	3.4	97	–

Adjusted basic, excluding exceptional
items and goodwill amortisation	34.7	1,064	3,070	28.3	870	3,078	30.8	873	2,832
Dilutive impact of employee share options	(0.1)	–	7	(0.1)	–	10	(0.2)	–	21
Dilutive impact of 4.25% Exchangeable Bonds	n/a	n/a	n/a	(0.3)	22	110	(0.4)	22	110

Adjusted diluted, excluding exceptional
items and goodwill amortisation	34.6	1,064	3,077	27.9	892	3,198	30.2	895	2,963
Exceptional operating items (note 4(a))	(9.0)	(277)	–	(10.9)	(347)	–	(44.8)	(1,327)	–
Exceptional non-operating items (note 4(b))	10.4	322	–	(3.1)	(99)	–	5.3	156	–
Exceptional financing charge (note 4(c))	–	–	–	(1.0)	(31)	–	(4.8)	(142)	–
Exceptional tax credit (note 4(d))	2.9	89	–	4.0	128	–	5.6	166	–
Exceptional minority interests (note 4(e))	–	–	–	(0.9)	(28)	–	1.7	50	–
Goodwill amortisation	(3.2)	(99)	–	(3.2)	(102)	–	(3.3)	(97)	–

Diluted, including exceptional items
and goodwill amortisation	35.7	1,099	3,077	12.8	413	3,198	(10.1)	(299)	2,963

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

In respect of the years ended 31 March 2003 and 31 March 2002, the potential ordinary shares that related to the 4.25% Exchangeable Bonds were dilutive as they decreased earnings from continuing operations. Consequently, the diluted earnings per share were higher than basic earnings per share for these years because of the effect of losses that arose from discontinued operations.

b) Adjusted profit on ordinary activities before taxatio
The following table reconciles profit before taxation on ordinary activities to adjusted profit on ordinary activities before taxation. Adjusted profit on ordinary activities before taxation excludes exceptional items and goodwill amortisation and is provided to reflect the underlying pre-tax performance of the Group.

	2004	2003	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before taxation	1,362	667	(284)
Exceptional operating items (note 4(a))	277	347	1,327
Exceptional non-operating items (note 4(b))	(322)	99	(156)
Exceptional financing charge (note 4(c))	–	31	142
Goodwill amortisation	99	102	97

Adjusted profit on ordinary activities before taxation	1,416	1,246	1,126

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Notes to the Accounts_continued

12. Intangible fixed assets

Group	£m

Cost at 1 April 2003	2,146
Exchange adjustments	(292)
Additions	3

Cost at 31 March 2004	1,857

Amortisation at 1 April 2003	253
Exchange adjustments	(46)
Charge for the year	101
Impairment charge (i)	12

Amortisation at 31 March 2004	320

Net book value at 31 March 2004	1,537

Net book value at 31 March 2003	1,893

(i)	Impairment charge related to business restructuring activities.

Negative goodwill with a cost of £37m which was fully amortised at 31 March 2003, was written off during the year.

The net book value of intangible fixed assets at 31 March 2004 included £1m (2003: £3m) relating to telecoms licences and £nil (2003: £3m) relating to capitalised software. The remaining net book value of intangible fixed assets related entirely to goodwill. The charge for the year relating to goodwill amortisation amounted to £99m (2003: £102m).

13. Tangible fixed assets

			Assets	Motor
		Plant	in the	vehicles
	Land and	and	course of	and office
	buildings	machinery	construction	equipment	Total
Group	£m	£m	£m	£m	£m

Cost at 1 April 2003	1,037	22,665	1,035	870	25,607
Exchange adjustments	(67)	(965)	(17)	(6)	(1,055)
Additions	13	345	1,020	101	1,479
Disposals	(128)	(144)	(2)	(124)	(398)
Reclassifications	3	760	(907)	144	–

Cost at 31 March 2004	858	22,661	1,129	985	25,633

Depreciation at 1 April 2003	343	7,818	–	599	8,760
Exchange adjustments	(12)	(358)	–	(4)	(374)
Charge for the year	19	732	–	115	866
Impairment charge (i)	–	5	–	3	8
Disposals	(74)	(140)	–	(119)	(333)

Depreciation at 31 March 2004	276	8,057	–	594	8,927

Net book value at 31 March 2004	582	14,604	1,129	391	16,706

Net book value at 31 March 2003	694	14,847	1,035	271	16,847

(i)	Impairment charge related to business restructuring activities.

The net book value of land and buildings comprised:

	2004	2003
	£m	£m

Freehold	564	653
Long leasehold (over 50 years)	4	32
Short leasehold (under 50 years)	14	9

	582	694

The cost of tangible fixed assets at 31 March 2004 included £402m (2003: £347m) relating to interest capitalised.

Included within creditors (amounts falling due within one year) and creditors (amounts falling due after more than one year) at 31 March 2004 are contributions to the cost of tangible fixed assets amounting to £46m (2003: £32m) and £1,130m (2003: £1,079m) respectively.

Annual Report and Accounts 2003/04_National Grid Transco 88

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Notes to the Accounts_continued

14. Fixed asset investments
	Group				Company

	Unlisted joint ventures
	share of net	Own	Other		Group
	assets	shares	investments	Total	undertakings
	£m	£m	£m	£m	£m

At 1 April 2003 (as previously reported)	44	39	170	253	2,225
Prior year adjustment (note 1)	–	(39)	–	(39)	–

At 1 April 2003 (restated)	44	–	170	214	2,225
Exchange adjustments	(5)	–	(21)	(26)	–
Additions	1	–	5	6	–
Disposals	(17)	–	(22)	(39)	–
Share of retained loss	(4)	–	–	(4)	–

At 31 March 2004	19	–	132	151	2,225

With the exception of investments in unlisted joint ventures, which are carried in the balance sheet at the Group’s share of their net assets, all investments are carried at cost.

The names of the principal Group undertakings and joint ventures are included in note 30.

15. Stocks
	Group

	2004	2003
	£m	£m

Raw materials and consumables	53	60
Work in progress	21	53
Fuel stocks	17	13

	91	126

16. Debtors
	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Amounts falling due within one year:
Trade debtors	496	628	–	–
Amounts owed by Group undertakings	–	–	3,883	2,652
Regulatory assets	472	406	–	–
Other debtors	158	381	–	12
Prepayments and accrued income	462	396	1	–

	1,588	1,811	3,884	2,664

Amounts falling due after more than one year:
Regulatory assets	2,639	3,337	–	–
Other debtors	69	58	–	–

	2,708	3,395	–	–

	4,296	5,206	3,884	2,664

Provision for doubtful debts	Group
£m

At 1 April 2003	116
Exchange adjustments	(13)
Reinstatement of amounts previously written off	14
Charge for the year	50
Uncollectable amounts written off net of recoveries	(39)

At 31 March 2004	128

Other debtors falling due within one year included tax recoverable of £nil (2003: £62m).

89 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

17. Assets held for exchange
The assets held for exchange in 2003 of £17m represented the carrying value of 74m shares of Energis plc which were held to satisfy obligations under the 6% Mandatorily Exchangeable Bonds 2003, as explained in note 20. The voting rights in respect of 61m of these shares were vested in the bondholders.

18. Creditors (amounts falling due within one year)
		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Borrowings (note 20)	1,706	2,246	388	557
Trade creditors and accruals	1,031	1,249	–	–
Amounts owed to Group undertakings	–	–	1,680	1,439
Purchased power obligations	57	68	–	–
Corporate tax	122	–	–	–
Social security and other taxes	191	203	–	–
Proposed dividend	366	317	366	317
Liability for index-linked swap contracts	100	121	–	–
Other creditors	606	589	6	8
Deferred income	334	253	4	–

	4,513	5,046	2,444	2,321

Other creditors included interest payable of £286m (2003: £269m).

19. Creditors (amounts falling due after more than one year)
		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Borrowings (note 20)	11,542	12,233	746	–
Purchased power obligations	149	253	–	–
Liability for index-linked swap contracts	291	381	–	–
Other creditors	289	309	–	–
Deferred income	1,193	1,079	13	–

	13,464	14,255	759	–

Other creditors included £9m (2003: £nil) of corporate tax.

Purchased power obligations
As part of the sale of substantially all its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long-term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 16), represents the net present value of these monthly payments discounted at 3.3%. At 31 March 2004, amounts falling due after more than five years totalled £1m (2003: £15m).

Liability for index-linked swap contracts
National Grid USA has entered into indexed swap contracts that expire in 2008. A further three swap contracts expired in June and September 2003. National Grid USA has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments will be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and may be adjusted as periodic assessments are made of energy prices.

Annual Report and Accounts 2003/04_National Grid Transco 90

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Notes to the Accounts_continued

20. Borrowings
The following table analyses the Group’s total borrowings after taking account of currency and interest rate swaps:

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Amounts falling due within one year:
Bank loans and overdrafts	314	484	33	–
Commercial paper	557	557	355	557
6% Mandatorily Exchangeable Bonds 2003	–	243	–	–
Other bonds	832	730	–	–
Other loans	3	232	–	–

	1,706	2,246	388	557

Amounts falling due after more than one year:
Bank loans	823	613	–	–
4.25% Exchangeable Bonds 2008	–	502	–	–
Other bonds	10,587	10,881	746	–
Other loans	132	237	–	–

	11,542	12,233	746	–

Total borrowings	13,248	14,479	1,134	557

Total borrowings are repayable as follows:
In one year or less	1,706	2,246	388	557
In more than one year, but not more than two years	877	1,031	52	–
In more than two years, but not more than three years	2,043	834	–	–
In more than three years, but not more than four years	458	1,924	–	–
In more than four years, but not more than five years	1,575	882	308	–
In more than five years
– by instalments	35	46	–	–
– other than by instalments	6,554	7,516	386	–

	13,248	14,479	1,134	557

Charges over property, plant and other assets of the Group were provided as collateral over borrowings totalling £925m at 31 March 2004 (2003: £1,415m).

In February 1999, National Grid Holdings One plc issued 14.7m Equity Plus Income Convertible Securities (‘EPICs’) in the form of 6% Mandatorily Exchangeable Bonds 2003 (‘exchangeable bonds’) in the aggregate principal amount of US$401m. The EPICs were exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds (‘bondholders’) into ordinary shares of Energis plc, a company which prior to 16 July 2002 was an associated undertaking. On 16 July 2002, trading in the shares of Energis plc was suspended and on 6 May 2003, five Energis shares for each EPICs were delivered by the Group to bondholders in satisfaction of the bonds outstanding at that date.

The notional amount at maturity of the Group’s debt portfolio at 31 March 2004 was £14,164m (2003: £15,621m).

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Notes to the Accounts_continued

20. Borrowings (continued)
The 4.25% Exchangeable Bonds 2008 (‘the Bonds’) were redeemed in whole at the option of the Group on 29 September 2003. The Bonds were redeemed at their principal amount, including the redemption premium, except where the holder elected to exchange their Bonds for ordinary shares in the Company. There was no gain or loss on redemption.

The principal items included within Other bonds are listed below. Unless otherwise indicated, these instruments were outstanding at both 31 March 2004 and 31 March 2003.

Issuer	Description of instrument (notional amount)

British Transco Finance (No5) Limited	GBP 115 million Floating Rate Instruments due 2006
British Transco Finance Inc.	USD 300 million 6.625% Fixed Rate Instruments due 2018
British Transco International Finance BV (i)	USD 500 million 6.125% Fixed Rate Instruments due 2003
British Transco International Finance BV (i)	ITL 150,000 million 10.75% Fixed Rate Instruments due 2003
British Transco International Finance BV (i)	USD 250 million 6.25% Fixed Rate Instruments due 2003
British Transco International Finance BV	USD 300 million 6.0% Fixed Rate Instruments due 2004
British Transco International Finance BV	USD 350 million 6.625% Fixed Rate Instruments due 2004
British Transco International Finance BV	ITL 250,000 million 5.25% Fixed Rate Instruments due 2005
British Transco International Finance BV	USD 350 million 7.0% Fixed Rate Instruments due 2006
British Transco International Finance BV	FRF 2,000 million 5.125% Fixed Rate Instruments due 2009
British Transco International Finance BV	USD 1,500 million Zero Coupon Bond due 2021
National Grid Company plc	GBP 240 million 8.0% Fixed Rate Instruments due 2006
National Grid Company plc (ii)	EUR 600 million 4.125% Fixed Rate Instruments due 2008
National Grid Company plc	GBP 250 million 4.75% Fixed Rate Instruments due 2010
National Grid Company plc	GBP 300 million 2.983% Guaranteed Retail Price Index-Linked Instruments due 2018
National Grid Company plc	GBP 220 million 3.806% Retail Price Index-Linked Instruments due 2020
National Grid Company plc	GBP 450 million 5.875% Fixed Rate Instruments due 2024
National Grid Company plc	GBP 360 million 6.5% Fixed Rate Instruments due 2028
National Grid Company plc	GBP 70 million 3.589% Limited Retail Price Index-Linked Instruments due 2030
National Grid Company plc	GBP 50 million 2.817% Guaranteed Limited Retail Price Index-Linked Instruments due 2032
National Grid Transco plc (ii)	EUR 500 million 3.75% Fixed Rate Instruments due 2008
National Grid Transco plc (ii)	EUR 600 million 5.0% Fixed Rate Instruments due 2018
New England Power Company	USD 135.85 million Tax-Exempt Pollution Control Revenue Bonds, Variable Rate due 2020
New England Power Company	USD 106.15 million Tax-Exempt Pollution Control Revenue Bonds, Variable Rate due 2022
NGG Finance plc	EUR 1,250 million 5.25% Fixed Rate Instruments due 2006
NGG Finance plc	EUR 750 million 6.125% Fixed Rate Instruments due 2011
Niagara Mohawk Power Corporation (i)	USD 400 million 7.375% Senior Notes due 2003
Niagara Mohawk Power Corporation (i)	USD 220 million 7.375% Taxable First Mortgage Bonds due 2003
Niagara Mohawk Power Corporation	USD 300 million 8.0% Taxable First Mortgage Bonds due 2004
Niagara Mohawk Power Corporation	USD 300 million 5.375% Senior Notes due 2004
Niagara Mohawk Power Corporation	USD 110 million 6.625% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation	USD 400 million 7.625% Senior Notes due 2005
Niagara Mohawk Power Corporation	USD 150 million 9.75% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation	USD 275 million 7.75% Taxable First Mortgage Bonds due 2006
Niagara Mohawk Power Corporation	USD 200 million 8.875% Senior Notes due 2007
Niagara Mohawk Power Corporation	USD 600 million 7.75% Senior Notes due 2008
Niagara Mohawk Power Corporation (iii)	USD 500 million 8.5% Senior Notes due 2010
Niagara Mohawk Power Corporation (iii)	USD 210 million 7.875% Taxable First Mortgage Bonds due 2024
Niagara Mohawk Power Corporation	USD 115.71 million 7.2% Tax-Exempt First Mortgage Bonds due 2029
Transco Holdings plc	GBP 503.078 million Floating Rate Instruments due 2009
Transco Holdings plc	GBP 503.078 million 4.1875% Index-Linked Instruments due 2022
Transco Holdings plc	GBP 503.078 million 7.0% Fixed Rate Instruments due 2024
Transco plc	EUR 650 million 5.25% Fixed Rate Instruments due 2006
Transco plc	GBP 250 million 6.125% Fixed Rate Instruments due 2006
Transco plc (iv)	GBP 250 million 5.625% Fixed Rate Instruments due 2007
Transco plc	GBP 250 million 8.875% Fixed Rate Instruments due 2008
Transco plc	AUD 500 million 7.0% Fixed Rate Instruments due 2008
Transco plc	GBP 300 million 5.375% Fixed Rate Instruments due 2009
Transco plc (iv)	GBP 300 million 6.0% Fixed Rate Instruments due 2017
Transco plc	GBP 275 million 8.75% Fixed Rate Instruments due 2025
Transco plc	GBP 50 million 6.2% Fixed Rate Instruments due 2028

(i)	Matured during the year ended 31 March 2004.
(ii)	Issued during the year ended 31 March 2004.
(iii)	Redeemed during the year ended 31 March 2004.
(iv)	Issue tapped during the year ended 31 March 2004.

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Notes to the Accounts_continued

21. Financial instruments
The Group’s treasury policy, described on pages 43 to 46, includes details of the objectives, policies and strategies of the Group associated with financial instruments with off balance sheet risk.

The Group’s counterparty exposure under foreign currency swaps and foreign exchange contracts at 31 March 2004 was £442m (2003: £443m) and under interest rate swaps was £115m (2003: £170m).

The Group had no significant exposure to either individual counterparties or geographical groups of counterparties at 31 March 2004.

Where permitted by FRS 13 ‘Derivatives and other Financial Instruments: Disclosures’, short-term debtors and creditors have been excluded from the following disclosures. It is assumed that because of short maturities, the fair value of short-term debtors and creditors approximates to their book value.

Currency and interest rate composition of financial liabilities
The currency and interest rate composition of the Group’s financial liabilities are shown in the table below after taking into account currency and interest rate swaps:

			Fixed rate liabilities

					Weighted
					average
				Weighted	period
				average	for which
	Total	Variable rate	Fixed rate	interest rate	rate is fixed
At 31 March 2004	£m	£m	£m	%	years

Sterling	8,988	5,231	3,757	6.09	8.7
US dollars	4,260	1,376	2,884	7.03	4.9

Borrowings	13,248	6,607	6,641	6.50	7.1
Other financial liabilities (sterling)	40	40	–	–	–
Other financial liabilities (US dollars)	602	564	38	5.07	–	(i)

	13,890	7,211	6,679	6.49	7.1

At 31 March 2003

Sterling	9,655	4,157	5,498	6.29	8.3
US dollars	4,824	965	3,859	7.09	5.9

Borrowings	14,479	5,122	9,357	6.62	7.3
Other financial liabilities (sterling)	76	60	16	5.34	2.7
Other financial liabilities (US dollars)	824	755	69	5.77	–	(i)

	15,379	5,937	9,442	6.61	7.2

(i)	Excludes non-equity minority interests of £38m (2003: £69m) with no final repayment date.

At 31 March 2004 the weighted average interest rate on short-term borrowings of £1,706m (2003: £2,246m) was 4.0% (2003: 5.8%).

Foreign exchange forward deals held to manage the currency mix of the Group’s borrowings portfolio comprising a £141m (2003: £165m) forward sale of US dollars have not been adjusted in the table above.

Other US dollar financial liabilities comprised indexed-linked energy swap contracts of £391m (2003: £502m), purchased power obligations due after more than one year of £149m (2003: £253m), non-equity minority interests of £38m (2003: £69m), and interest rate swaps of £24m (2003: £nil) which are shown at fair value as they are no longer considered a hedge.

Substantially all the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or, in the case of certain US companies, are based on the market rate for tax-exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are assumed to have a life based on the earliest date at which they can be cancelled.

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Notes to the Accounts_continued

21. Financial instruments (continued)
Currency and interest rate composition of financial assets
The currency and interest rate composition of the Group’s financial assets are shown in the table below after taking into account currency and interest rate swaps:

				Fixed rate assets

At 31 March 2004						Weighted
						average
					Weighted	period
		Non-interest			average	for which
	Total	bearing	Variable rate	Fixed rate	interest rate	rate is fixed
	£m	£m	£m	£m	%	years

Sterling	428	–	428	–	–	–
US dollars	165	–	165	–	–	–
Other currencies	23	–	23	–	–	–

Cash and investments	616	–	616	–	–	–
Other financial assets (sterling)	45	–	–	45	11.50	5.1
Other financial assets (US dollars)	34	–	–	34	5.08	13.8

	695	–	616	79	8.74	8.8

At 31 March 2003
Sterling	423	–	423	–	–	–
US dollars	147	–	147	–	–	–
Other currencies	31	–	31	–	–	–

Cash and investments	601	–	601	–	–	–
Other financial assets (sterling)	67	17	–	50	11.50	4.5
Other financial assets (US dollars)	34	–	1	33	4.77	10.8

	702	17	602	83	8.85	7.0

Cash and investments earned interest at local prevailing rates for maturity periods generally not exceeding 12 months, and included listed investments with a cost of £241m (2003: £226m) and market value of £241m (2003: £226m). Other financial assets at 31 March 2004 predominantly related to a net investment in a finance lease of £45m (2003: £50m), fixed asset investments of £34m (2003: £33m) and assets held for exchange of £nil (2003: £17m). The non-interest bearing assets held for exchange were realised in May 2003, on redemption of the 6% Mandatorily Exchangeable Bonds 2003, as described in notes 17 and 20.

The maturity profile of the Group’s financial liabilities and assets are shown in the tables below after taking into account currency and interest rate swaps:

Maturity of financial liabilities at 31 March	2004	2003
	£m	£m

In one year or less	1,848	2,380
In more than one year, but not more than two years	1,029	1,192
In more than two years, but not more than three years	2,189	1,005
In more than three years, but not more than four years	589	2,090
In more than four years, but not more than five years	1,598	1,040
In more than five years	6,637	7,672

	13,890	15,379

Maturity of financial assets at 31 March	2004	2003
	£m	£m

In one year or less	625	611
In more than one year, but not more than two years	11	8
In more than two years, but not more than three years	10	25
In more than three years, but not more than four years	11	10
In more than four years, but not more than five years	10	11
In more than five years	28	37

	695	702

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Notes to the Accounts_continued

21. Financial instruments (continued)
Fair values of financial instruments at 31 March

	2004		2003

	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

6% Mandatorily Exchangeable Bonds 2003	–	–	(243)	(17)
Other short-term debt	(1,666)	(1,678)	(1,965)	(1,973)
4.25% Exchangeable Bonds 2008	–	–	(502)	(510)
Other long-term debt	(11,767)	(12,800)	(12,081)	(13,042)
Cash and investments	616	616	601	601
Other financial liabilities	(642)	(641)	(900)	(871)
Net investment in finance lease	45	45	50	50
Assets held for exchange	–	–	17	17
Other financial assets	34	36	34	50

Financial instruments held to manage interest rate and currency profiles:
Interest rate swaps	–	(42)	–	8
Forward foreign currency contracts and cross-currency swaps	185	331	312	533

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profiles for interest rate swaps and forward rate agreements, foreign currency contracts and cross-currency swaps at 31 March 2004 amounted to £14,301m (2003: £6,363m) and £7,898m (2003: £5,017m) respectively.

Gains and losses on hedges
	Unrecognised	Unrecognised	Unrecognised	Deferred	Deferred	Deferred
	gains	losses	net gain	gains	losses	net (loss)/gain
	£m	£m	£m	£m	£m	£m

Gains/(losses) on hedges at 1 April 2003	458	(229)	229	39	(88)	(49)
(Gains)/losses arising in previous years recognised in the year	(50)	18	(32)	(12)	12	–

Gains/(losses) arising in previous years not recognised in the year	408	(211)	197	27	(76)	(49)
Gains/(losses) arising in the year	22	(115)	(93)	104	(6)	98

Gains/(losses) on hedges at 31 March 2004	430	(326)	104	131	(82)	49

Of which:
Gains/(losses) expected to be recognised within one year	5	(21)	(16)	21	(13)	8
Gains/(losses) expected to be recognised after one year	425	(305)	120	110	(69)	41

Borrowing facilities
At 31 March 2004, the Group had bilateral committed credit facilities of £1,823m (2003: £1,221m), of which £1,808m (2003: £1,221m) were undrawn. The Group also had committed credit facilities from syndicates of banks of £1,313m at 31 March 2004 (2003: £1,880m), £1,201m (2003: £1,880m) of which were undrawn, and an analysis of the maturity of these undrawn committed facilities is shown below:

Undrawn committed borrowing facilities
	2004	2003
	£m	£m

Expiring:
In one year or less	2,269	1,155
In more than one year, but not more than two years	575	966
In more than two years	165	980

	3,009	3,101

Of the unused facilities at 31 March 2004 £2,604m (2003: £2,135m) was held as back-up to commercial paper and similar borrowings. The remainder was available as additional back-up to commercial paper and for other general corporate purposes.

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Notes to the Accounts_continued

22. Provisions for liabilities and charges
	Group

		Post-retirement		Deferred			Total
	Decommissioning	benefits	Environmental	taxation	Restructuring	Other	provisions
	£m	£m	£m	£m	£m	£m	£m

At 1 April 2003	143	551	442	3,031	156	83	4,406
Exchange adjustments	(21)	(59)	(25)	(148)	–	–	(253)
Additions	24	260	35	84	87	13	503
Unwinding of discount	7	–	22	–	–	–	29
Unused amounts reversed	–	–	(10)	–	–	–	(10)
Utilised	(22)	(288)	(36)	–	(154)	(3)	(503)
Other	–	–	–	(15)	–	–	(15)

At 31 March 2004	131	464	428	2,952	89	93	4,157

The decommissioning provision of £131m at 31 March 2004 represented the net present value of the estimated expenditure (discounted at a nominal rate of 4.25%) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. Related regulatory assets were also recognised (note 16). Expenditure is expected to be incurred between 2005 and 2010. Additions in the year included £3m in respect of the change in the discount rate.

The post-retirement benefits provision was in respect of pensions £273m (2003: £253m) and other post-retirement benefits (health care and life insurance) £191m (2003: £298m).

The environmental provision represented the estimated environmental restoration and remediation costs relating to a number of sites owned and managed by the Group.

At 31 March 2004, £252m (2003: £244m) of the environmental provision represented the net present value of the estimated statutory decontamination costs of old gas manufacturing sites in the UK (discounted using a nominal rate of 5.25%). The anticipated timing of the cash flows for statutory decontamination cannot be predicted with certainty, but it is expected to be incurred over the period 2005 to 2057 with some 60% of the spend projected to be spent over the next five years. During the year ended 31 March 2004, a project to survey all old gas work contaminated sites was completed. With this new information, a re-evaluation of the provision was made which also took into account the impact of the recent changes to the regulations on waste disposal and resulted in an additional provision being made as an exceptional charge of £28m in the profit and loss account – see note 4a.

There are a number of uncertainties that affect the calculation of the provision for UK gas site decontamination, including the impact of regulation, the accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. The Group has made its best estimate of the financial effect of these uncertainties in the calculation of the provision, but future material changes in any of the assumptions could materially impact on the calculation of the provision and hence the profit and loss account.

The undiscounted amount of the provision at 31 March 2004 relating to UK gas site decontamination was £341m, being the undiscounted best estimate of the liability having regard to the uncertainties referred to above (excluding the impact of changes in discount rate). The Group believes that the best estimate of this liability lies in a range of between £260m and £420m.

The environmental provision at 31 March 2004 also included £165m (2003: £186m) which represented the net present value of estimated remediation expenditure in the US which has been discounted at a nominal rate of 5.75%. This expenditure is expected to be incurred between 2005 and 2046. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK gas decontamination. However, unlike the UK, with the exception of immaterial amounts of such costs, this expenditure is recoverable from rate payers under the terms of the Group’s various rate agreements in the US. As a consequence, any movement in the calculation of the best estimate of the Group’s liability is matched by a corresponding movement in the value of regulatory assets (note 16). Therefore, there is no material impact on the Group’s profit and loss account arising from changes in the calculation of this liability.

The undiscounted amount of environmental provision relating to the Group’s US based sites amounted to £233m at 31 March 2004. The Group does not have sufficient information to calculate a range of outcomes, but it is expected that any outcome of the liability would be recovered from rate payers.

The remainder of the environmental provision of £11m related to the expected cost of remediation of certain other sites in the UK, is calculated on an undiscounted basis and is expected to be utilised within the next five years.

The undiscounted amount of the total Group environmental provision at 31 March 2004 was £585m.

At 31 March 2004, £42m of the total restructuring provision (2003: £50m) consisted of provisions for the disposal of surplus leasehold interests and rates payable on surplus properties. The expected payment dates for property restructuring costs remain uncertain. The remainder of the restructuring provision related to business reorganisation costs in the UK.

Other provisions at 31 March 2004 included £54m (2003: £49m) of estimated liabilities in respect of past events incurred by the Group’s insurance undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates were based on experience from previous years and there was, therefore, no identifiable payment date. Other provisions at 31 March 2004 also included £12m (2003: £12m) in respect of obligations associated with the impairment of investments in joint ventures.

Deferred taxation comprised:
	Provided

	2004	2003
	£m	£m

Accelerated capital allowances	2,748	2,997
Other timing differences	204	34

	2,952	3,031

A deferred tax asset in respect of substantial capital losses has not been recognised because their future recovery was uncertain. Final agreement of certain of these losses is outstanding, however, losses in excess of £700m have been agreed with the relevant tax authorities as at 31 March 2004.

Annual Report and Accounts 2003/04_National Grid Transco 96

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Notes to the Accounts_continued

23. Share capital

Group	Allotted, called up and fully paid

	millions	£m

At 31 March 2001 (i)	2,808	281
Issued during the year	292	29

At 31 March 2002	3,100	310
Issued during the year	1	–
Redeemed during the year	(24)	(2)

At 31 March 2003	3,077	308
Issued during the year	11	1

At 31 March 2004	3,088	309

One £1 special rights non-voting redeemable preference share (2003 and 2002: one).

(i)	In accordance with merger accounting principles, the shares issued in connection with the Merger have been treated as if those shares were in issue throughout the year ended 31 March 2003 and comparative periods.

The total consideration received by the Group and Company in respect of ordinary shares issued during the year ended 31 March 2004 was £34m

Company	Allotted and issued		Called up and partly paid		Called up and fully paid

	number	£	number	£	millions	£m

At 31 March 2001	500,000	50,000	500,000	12,500	–	–
Cancelled during the year	(500,000)	(50,000)	(500,000)	(12,500)	–	–
Issued during the year	1,776,932,870	177,693,287	23,450 (i)	2,345	1,777	178

At 31 March 2002	1,776,932,870	177,693,287	23,450	2,345	1,777	178
Issued during the year	1,324,195,509	132,419,551	–	–	1,324	132
Fully paid up during the year	–	–	(23,450)	(2,345)	–	–
Repurchased and cancelled during the year	(24,225,000)	(2,422,500)	–	–	(24)	(2)

At 31 March 2003	3,076,903,379	307,690,338	–	–	3,077	308
Issued during the year	10,700,377	1,070,038	–	–	11	1

At 31 March 2004	3,087,603,756	308,760,376	–	–	3,088	309

One £1 special rights non-voting redeemable preference share (2003: one; 2002: nil).

(i)	These shares were nil paid at 31 March 2002. They represented shares issued to financial institutions in order to purchase Niagara Mohawk which were not required to form part of the final consideration and were sold on the open market during the year ended 31 March 2003.

At 31 March 2001, the authorised share capital of the Company was £250m and the allotted and issued share capital of the Company was £50,000 (500,000 ordinary shares of 10 pence each), of which £12,500 had been called up and paid.

At 31 March 2002, the authorised share capital of the Company was £250m (2,500m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share).

On 21 October 2002, the authorised share capital of the Company was increased to £500m (5,000m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share). This remained unchanged at 31 March 2003 and 31 March 2004.

During the year ended 31 March 2003, the Group purchased for cancellation 24,225,000 of its ordinary shares at an average price per ordinary share of 401.59p.

The special rights non-voting redeemable preference share of £1 in National Grid Transco plc (‘the Special Share’), held on behalf of the Crown, was issued by National Grid to the Secretary of State for Trade and Industry on 31 January 2002 as part of a scheme of arrangement. It was redeemed at par on 5 May 2004. The Special Share did not carry any rights to vote at general meetings but entitled the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain Articles of Association of the Company, required the prior written consent of the holder of the Special Share. The Special Share conferred no right to participate in the capital or profits of the Company, except that on a winding-up the holder of the Special Share was entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State for Trade and Industry held a Special Share with equivalent rights in National Grid Holdings One plc. A similar special share in Lattice was held at 31 March 2002 by the Crown. This share was redeemed on 21 October 2002 as part of the Merger arrangements.

Share option schemes
The Group operates two principal forms of share option scheme. They are an employee sharesave scheme and an Executive Share Option Scheme (‘the Executive Scheme’). The details given below relate to the schemes operated by the Group and the sharesave scheme formerly operated by Lattice. Following the Merger, most Lattice scheme options were converted into 0.375 National Grid Transco plc options. The remaining Lattice scheme options lapsed on 29 April 2003.

In any 10-year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group’s share option schemes may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

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Notes to the Accounts_continued

23. Share capital (continued)
Share option schemes (continued)
The sharesave scheme is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five-year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive Scheme applies to senior executives, including Executive Directors. Options granted for the 1999/2000 financial year are subject to the achievement of performance targets related to earnings per share growth over a three-year period and have now vested. Options granted for the 2000/01 financial year and thereafter are subject to the achievement of performance targets related to total shareholder returns over a three-year period and these have not yet vested. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

Movement in options to subscribe for ordinary shares under the Group’s various options schemes for the three years ended 31 March 2004 are shown below and include those options related to shares issued to employee benefit trusts:

	Sharesave scheme options		Executive share scheme options		Total options

	Weighted		Weighted
	average price		average price
	£	millions	£	millions	millions

At 31 March 2001	2.54	13.1	4.31	6.9	20.0
Granted	4.57	2.4	5.50	2.6	5.0
Lapsed – forfeited	3.74	(0.7)	–	–	(0.7)
Lapsed – expired	–	–	4.17	(0.1)	(0.1)
Exercised	1.76	(5.0)	3.05	(0.9)	(5.9)

At 31 March 2002	3.33	9.8	4.81	8.5	18.3
Converted from Lattice sharesave scheme	3.18	26.7	–	–	26.7
Granted	3.62	9.9	4.78	5.1	15.0
Lapsed – forfeited	4.14	(3.7)	5.10	–	(3.7)
Lapsed – expired	3.68	(1.0)	2.85	(0.1)	(1.1)
Exercised	2.39	(3.7)	2.84	(0.4)	(4.1)

At 31 March 2003	3.31	38.0	4.86	13.1	51.1
Granted	3.17	10.4	4.05	0.1	10.5
Lapsed – expired	3.52	(5.1)	5.24	(0.9)	(6.0)
Exercised	3.16	(11.6)	2.90	(0.3)	(11.9)

At 31 March 2004	3.32	31.7	4.84	12.0	43.7

Included within options outstanding at 31 March 2004 and 31 March 2003 were the following options which were exercisable:

At 31 March 2004	3.32	0.8	3.78	2.4	3.2

At 31 March 2003	3.34	1.7	3.72	2.4	4.1

The weighted average remaining contractual life of options in the employee sharesave scheme at 31 March 2004 was 2 years and 6 months. These options have exercise prices between £3.12 and £4.57.

Lattice sharesave scheme

	Weighted	Sharesave
	average price	scheme
	£	millions

At 31 March 2001	1.18	71.0
Granted	1.29	11.0
Lapsed – forfeited	1.18	(2.8)

At 31 March 2002	1.19	79.2
Lapsed – forfeited	1.21	(1.4)
Lapsed – expired	1.20	(3.4)
Exercised	1.19	(1.9)
Converted to National Grid Transco options	1.19	(71.2)

At 31 March 2003	1.20	1.3
Lapsed – expired	1.20	(1.3)

At 31 March 2004	–	–

Following the merger of Lattice and National Grid, a number of employees did not convert their Lattice sharesave options into National Grid Transco options. These options lapsed on 29 April 2003 if they had not been exercised by that date.

The National Grid Transco employee sharesave scheme is Inland Revenue approved and hence, as permitted by UITF abstract 17 (revised 2000) ‘Employee share shemes’, no charge has been made to the profit and loss account.

Annual Report and Accounts 2003/04_National Grid Transco 98

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Notes to the Accounts_continued

23. Share capital (continued)
Share option schemes (continued)
Executive options outstanding and exercisable and their weighted average exercise prices for the respective ranges of exercise prices and years at 31 March 2004 are as follows:

	Weighted average		Weighted average
	exercise price of	Number	exercise price of	Number	Exercise price	Normal dates
	exercisable options	exercisable	outstanding options	outstanding	per share	of exercise
	£	millions	£	millions	pence	Years

Executive scheme	2.77	0.7	2.77	0.7	258.0 – 280.5	2001 – 2008
	3.78	0.7	3.78	0.7	375.8 – 490.0	2002 – 2009
	4.91	0.2	5.31	1.9	424.0 – 566.5	2003 – 2010
	5.36	0.2	5.33	1.4	526.0 – 623.0	2004 – 2011
	5.56	0.2	5.50	2.3	479.5 – 563.0	2005 – 2012
	4.57	0.3	4.68	4.9	434.3 – 481.5	2006 – 2013
	4.05	0.1	4.05	0.1	405.0	2007 – 2014

	3.78	2.4	4.84	12.0

24. Reserves

	Group				Company

	Share premium account	Revaluation reserve	Other reserves	Profit and loss account	Share premium account	Other reserve	Profit and loss account
	£m	£m	£m	£m	£m	£m	£m

At 31 March 2001 (as previously reported)	–	50	(5,202)	6,225	–	–	–
Prior year adjustment	–	–	–	(26)	–	–	–

At 31 March 2001 (restated)	–	50	(5,202)	6,199	–	–	–
Exchange adjustments	–	–	–	(58)	–	–	–
Tax on exchange adjustments	–	–	–	21	–	–	–
Ordinary shares issued during the year
– Share option scheme	46	–	–	–	1	–
– Acquisition	1,242	–	–	–	1,242	–	–
Transfer on issue of certain shares under share option schemes	11	–	–	(11)	–	–	–
Unrealised gain on transfer of assets to a joint venture (net of tax)	–	–	7	–	–	–	–
Reduction in revaluation reserve	–	(50)	–	–	–	–	–
Movement in shares held by employee share trusts	–	–	–	(27)	–	–	–
Retained (loss)/profit for the year	–	–	–	(901)	–	–	498
Transfer	(56)	–	56	–	–	–	–

At 31 March 2002 (restated)	1,243	–	(5,139)	5,223	1,243	–	498
Exchange adjustments	–	–	–	(322)	–	–	–
Tax on exchange adjustments	–	–	–	12	–	–	–
Ordinary shares issued during the year	2	–	–	–	4	–	–
Repurchase and cancellation of ordinary shares	–	–	2	(97)	–	2	(97)
Transfer on issue of certain shares under share option schemes	2	–	–	(2)	–	–	–
Unrealised gain on transfer of assets to a joint venture (net of tax)	–	–	6	–	–	–	–
Movement in shares held by employee share trusts	–	–	–	14	–	–	–
Retained (loss)/profit for the year	–	–	–	(139)	–	–	734

At 31 March 2003 (restated)	1,247	–	(5,131)	4,689	1,247	2	1,135
Exchange adjustments	–	–	–	(417)	–	–	–
Tax on exchange adjustments	–	–	–	(12)	–	–	–
Ordinary shares issued during the year	33	–	–	–	33	–	–
Movement in shares held by employee share trusts	–	–	–	5	–	–	–
Retained profit for the year	–	–	–	490	–	–	186

At 31 March 2004	1,280	–	(5,131)	4,755	1,280	2	1,321

The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. The Company’s profit after taxation was £795m (2003: £1,264m; 2002: £667m).

Other reserves are non-distributable reserves. They primarily represent the difference between the carrying value of Group undertakings, investments and their respective capital structures following the Lattice Demerger from BG Group plc and the 1999 Lattice Refinancing of £(5,745)m. The reserve also included the merger differences described below of £221m and £359m together with unrealised gains of £32m on transfer of fixed assets to a former joint venture which subsequently became a Group undertaking.

The revaluation reserve brought forward as at 1 April 2001 related to investment properties. These properties were reclassified as other land and buildings in 2001 and are now reported at historical cost.

During the year ended 31 March 2002, the application of merger accounting principles to a group reconstruction which involved the creation of a new holding company gave rise to a difference of £359m. It was accounted for as a merger difference and included within other reserves. In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire the former holding company of the Group (National Grid Holdings One plc), as adjusted to reflect the issue of options were treated as if issued throughout the year ended 31 March 2002 and comparative period.

99 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

24. Reserves (continued)
During the year ended 31 March 2003, the application of merger accounting principles to the Merger gave rise to a difference of £221m. It was accounted for as a merger difference and included within other reserves. The difference represented the excess of nominal share capital in issue by Lattice at the date of the Merger over the National Grid Transco plc share capital issued to Lattice shareholders. In accordance with merger accounting principles, the shares issued in connection with the Merger were treated as if issued throughout the year ended 31 March 2003 and comparative periods.

Own shares are included in the profit and loss account reserve at 31 March 2004 and related to 9m 10p ordinary shares in National Grid Transco plc, held by employee share trusts for the purpose of satisfying certain obligations under various share option schemes operated by the Group. The carrying value of £34m (market value £43m) at 31 March 2004 represented the exercise amounts receivable in respect of those which were issued at market value by the Company and the cost in respect of those shares purchased in the open market. These own shares were, in prior years, held in fixed assets investments, the adoption of UITF 38 as indicated in note 1 has resulted in these shares now being held within the profit and loss account reserve, as a result the profit and loss account reserve for 31 March 2001, 31 March 2002 and 31 March 2003 were restated.

Funding is provided to the trusts by Group undertakings. The trusts have waived their rights to dividends on these shares.

Own shares at 31 March 2003 related to 10m 10p ordinary shares in National Grid Transco plc (book value £39m, market value £37m).

Own shares at 31 March 2002 related to 13m 10p ordinary shares in National Grid (book value £46m, market value £61m) and 33m 10p ordinary shares in Lattice (book value £7m, market value £57m), prior to the Merger.

25. Non-equity minority interests
The non-equity minority interests of £38m (2003: £69m) comprised cumulative preference stock issued by Group undertakings.

26. Reconciliation of movement in equity shareholders’ funds
	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m

Profit/(loss) for the year	1,099	391	(321)
Dividends	(609)	(530)	(580)

	490	(139)	(901)
Issue of ordinary shares	34	2	1,317
Repurchase and cancellation of ordinary shares	–	(97)	–
Exchange adjustments	(417)	(322)	(58)
Tax on exchange adjustments	(12)	12	21
Movement in shares held by employee share trust	5	14	(27)
Unrealised gain on transfer of assets to a joint venture (net of tax)	–	6	7
Reduction in revaluation reserve on reclassification of investment properties	–	–	(50)

Net increase/(decrease) in equity shareholders’ funds	100	(524)	309
Equity shareholders’ funds at start of year	1,113	1,637	1,328

Equity shareholders’ funds at end of year	1,213	1,113	1,637

Annual Report and Accounts 2003/04_National Grid Transco 100

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Notes to the Accounts_continued

27. Group cash flow statement a) Reconciliation of operating profit to net cash inflow from operating activities before exceptional items
	2004	2003	2002
	£m	£m	£m

Operating profit of Group undertakings	1,855	1,612	1,060
Group exceptional operating items	277	476	673
Depreciation and amortisation	1,117	1,088	876
Decrease/(increase) in stocks	31	(16)	3
(Increase)/decrease in debtors	(121)	(149)	222
(Decrease)/increase in creditors	(6)	159	(180)
Decrease in provisions	(95)	(16)	(260)

Net cash inflow from operating activities before exceptional items	3,058	3,154	2,394

b) Disposal of investments
	2004	2003	2002
	£m	£m	£m

Cash consideration received	33	328	37

Comprises:
Disposal of Group undertakings	–	92	37
Disposal of other investments	33	236	–

	33	328	37

c) Acquisition of Group undertakings
	2004	2003	2002
	£m	£m	£m

Payments to acquire Group undertakings	–	–	(943)
Overdraft of Group undertakings acquired	–	–	(7)

	–	–	(950)

d) Reconciliation of net cash flow to movement in net debt
	2004	2003	2002
	£m	£m	£m

Movement in cash and overdrafts	13	34	22
Net cash outflow/(inflow) from the management of liquid resources	48	138	(347)
Decrease/(increase) in borrowings	426	(267)	(1,206)

Change in net debt resulting from cash flows	487	(95)	(1,531)
Acquisition of Group undertakings	–	–	(3,678)
Disposal of Group undertaking	–	(62)	–
Exchange adjustments	534	593	20
Settlement of EPICs (see note 4(b))	243	–	–
Other non-cash movements	(18)	(15)	(5)

Movement in net debt in the year	1,246	421	(5,194)
Net debt at start of year	(13,878)	(14,299)	(9,105)

Net debt at end of year	(12,632)	(13,878)	(14,299)

During the year ended 31 March 2004 certain cross-currency swaps were terminated and £209m of cash was received. £61m of this cash flow was reported in the cash flow statement within the total of net cash outflow for returns on investments and servicing of finance amounting to £(692)m, and £148m was reported within net cash inflow from financing. Termination of these cross-currency swaps also necessitated a re-translation of Euro denominated debt at new swapped rates amounting to £(140)m, which was reported within the net exchange adjustments of £534m reported above.

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Notes to the Accounts_continued

27. Group cash flow statement (continued) e) Analysis of changes in net debt

			Acquisition		Other
	At 1 April	Cash	of Group	Exchange	non-cash	At 31 March
	2001	flow	undertakings	adjustments	movements	2002
	£m	£m	£m	£m	£m	£m

Cash at bank and in hand	28	82	–	–	–	110
Bank overdrafts	(24)	(60)	–	–	–	(84)
		22
Current asset investments	491	(347)	215	(5)	–	354

Borrowings due after one year	(8,254)	(1,830)	(3,189)	11	549	(12,713)
Borrowings due within one year	(1,346)	624	(704)	14	(554)	(1,966)
		(1,206)

	(9,105)	(1,531)	(3,678)	20	(5)	(14,299)

			Disposal		Other
	At 1 April	Cash	of Group	Exchange	non-cash	At 31 March
	2002	flow	undertakings	adjustments	movements	2003
	£m	£m	£m	£m	£m	£m

Cash at bank and in hand	110	12	–	(3)	–	119
Bank overdrafts	(84)	22	–	–	–	(62)
		34
Current asset investments	354	138	–	(10)	–	482

Borrowings due after one year	(12,713)	(1,226)	(55)	497	1,264	(12,233)
Borrowings due within one year	(1,966)	959	(7)	109	(1,279)	(2,184)
		(267)

	(14,299)	(95)	(62)	593	(15)	(13,878)

					Other
	At 1 April	Cash	Exchange	Settlement	non-cash	At 31 March
	2003	flow	adjustments	of EPICs	movements	2004
	£m	£m	£m	£m	£m	£m

Cash at bank and in hand	119	(21)	(2)	–	–	96
Bank overdrafts	(62)	34	2	–	–	(26)
		13
Current asset investments	482	48	(10)	–	–	520

Borrowings due after one year	(12,233)	(1,117)	448	–	1,360	(11,542)
Borrowings due within one year	(2,184)	1,543	96	243	(1,378)	(1,680)
		426

	(13,878)	487	534	243	(18)	(12,632)

28. Related party transactions
Transactions with related parties were in the normal course of business and are summarised below. Transactions with subsidiaries or associated undertakings disposed of during the year are deemed to be related party transactions from the date of disposal and have been included within the following table:

	2004	2003	2002
	£m	£m	£m

Sales:
Services supplied	6	10	33
Finance lease rentals	–	11	9
Tangible fixed assets	–	–	28

Purchases:
Services received	25	59	55
Finance lease rentals	–	1	–
Tangible fixed assets	–	12	3

At 31 March 2004, the Group had amounts receivable and payable amounting to £1m and £1m respectively with related parties.

During 2002/03, amounts were paid to or in respect of joint ventures, arising from the Group’s obligations from its decision to exit from these investments. The payments made during that year amounted to £153m, all of which had been provided for at 31 March 2002.

At 31 March 2003, amounts due to and from The Leasing Group plc, a former subsidiary undertaking, amounted to £73m and £79m respectively. In addition, at 31 March 2003 the Group had a net investment in a finance lease with a related party amounting to £50m, of which £5m fell due within one year. Rentals received and receivable relating to this lease in 2003 amounted to £11m.

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Notes to the Accounts_continued

29. Commitments and contingencies a) Future capital expenditure
		Group		Joint ventures

	2004	2003	2004	2003
	£m	£m	£m	£m

Contracted for but not provided	448	664	–	1

b) Lease commitments At 31 March 2004, the Group’s operating lease commitments for the financial year ending 31 March 2005 amounted to £59m (2003: £74m) and are analysed by lease expiry date as follows:

		Land and buildings		Other		Total

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Within one year	2	1	4	7	6	8
Between two and five years	5	4	15	20	20	24
After five years	21	26	12	16	33	42

	28	31	31	43	59	74

Total Group commitments under non-cancellable operating leases were as follows:

	2004	2003
	£m	£m

In one year or less	59	74
In more than one year, but not more than two years	45	52
In more than two years, but not more than three years	40	41
In more than three years, but not more than four years	32	32
In more than four years, but not more than five years	31	30
In more than five years	271	247

	478	476

c) Power commitments
At 31 March 2004, the Group had obligations to purchase energy under long-term contracts. The following table analyses these commitments, excluding those purchased power obligations, the net present value of which is already reflected in creditors (notes 18 and 19):

	2004	2003
		(restated)
	£m	£m

In one year or less	1,065	1,320
In more than one year, but not more than two years	629	1,016
In more than two years, but not more than three years	592	679
In more than three years, but not more than four years	575	662
In more than four years, but not more than five years	559	624
In more than five years	2,135	2,374

	5,555	6,675

At 31 March 2003, power commitments were shown net of agreed forward contractual sales of £346m. In the current year the commitments shown above are presented without the netting off of any related contractual sales. As a result, the comparatives have been restated.

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Notes to the Accounts_continued

29. Commitments and contingencies (continued)
d) Other commitments, contingencies and guarantees
The value of other Group commitments, contingencies and guarantees at 31 March 2004 amounted to £263m (2003: £221m), including guarantees amounting to £168m (2003: £134m). Included within these amounts are outstanding BG Group related commitments and contingencies amounting to £13m (2003: £13m), arising from the restructuring of BG Group in 1999.

Details of the guarantees entered into by the Group at 31 March 2004 are shown below:
i)	performance guarantees of £24m relating to certain property obligations of a group undertaking;
ii)	£50m guarantee of the obligations of a Group undertaking to pay liabilities under a meter operating contract for a duration expected to be 20-30 years;
iii)	a performance guarantee during construction of the Victoria to Tasmania interconnector, that expires on commissioning, of £41m;
iv)	a four-year guarantee relating to an interconnector construction project amounting to £20m provided by the Company;
v)	guarantees in respect of a former associate amounting to £14m; and
vi)	other guarantees amounting to £19m arising in the normal course of business and entered into on normal commercial terms.

The Company has also guaranteed the lease obligations of a former associate to a Group undertaking, amounting to £45m (2003: £50m).

e) Parent Company loan guarantees on behalf of Group undertakings
The Company has guaranteed the repayment of principal sums, any associated premium and interest on specific loans due from certain Group undertakings to third parties. At 31 March 2004, the sterling equivalent amounted to £1,892m (2003: £1,845m). The guarantees are for varying terms between four and 10 years.

f) Larkhall prosecution
Following a fatal accident in Larkhall, Lanarkshire in December 1999 in which four people died, Transco faces charges alleging breaches of sections 3 and 33 of the Health & Safety at Work Act 1974. The case is currently listed for trial in Edinburgh commencing on 27 September 2004. The maximum penalty for breach of either of the above sections is an unlimited fine.

g) Sale of Millstone 3
In November 1999, New England Power (NEP), a subsidiary of National Grid USA, entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit. As part of this agreement, NU agreed to include NEP’s 16.2% share in an auction of NU’s share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001, the Millstone 3 sale was completed and proceeds of US$28m (£20m) were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately US$855m (£602m).

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately US$140m of sale proceeds without the agreement. Any dispute will be resolved by the Federal Energy Regulatory Commission (FERC). The Group believes that it acted prudently since the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

h) Environmental related litigation
On 10 January 2002, New York State filed a civil action against Niagara Mohawk in US District Court in Buffalo, New York, for alleged violations of the federal Clean Air Act, related state environmental laws and the common law at the Huntley and Dunkirk power plants, which Niagara Mohawk sold in 1999 to affiliates of NRG Energy, Inc. (collectively with its affiliates, NRG). The State alleged, among other things, that between 1982 and 1999, Niagara Mohawk modified the two plants 55 times without obtaining proper preconstruction permits and implementing proper pollution equipment controls.

On 27 March 2003, the court issued an order granting in part Niagara Mohawk’s motion to dismiss, which had been filed in 2002. Based on applicable statutes of limitations, the court reduced the number of projects allegedly requiring preconstruction permits under the Clean Air Act from 55 to nine.

On 31 December 2003, the court granted the State’s motion to amend the complaint, allowing it to assert operating permit violations against Niagara Mohawk and NRG, though still barring monetary penalties for actions outside the statute of limitations period. Niagara Mohawk answered the amended complaint on 2 March 2004 and filed a counterclaim against the State in response to its common law public nuisance claim, seeking contribution for the company’s portion of any alleged harm caused by emissions from facilities that the State owns or to which it has given permits.

Prior to the commencement of the enforcement action, NRG took the position that Niagara Mohawk would be at least partly responsible for the costs of pollution control equipment and post-sale fines and penalties, notwithstanding contrary language in the agreement governing the sale of the plants to NRG. As a result, on 13 July 2001, Niagara Mohawk sued NRG in New York State Supreme Court (Onondaga County), seeking a declaratory ruling that under the agreement, NRG is responsible for the costs of pollution controls and mitigation, as well as post-sale fines and penalties, that may result from the State’s enforcement action. The parties are awaiting a decision on NRG’s partial summary judgment motion, which was argued on 15 January 2004. The court’s decision has been delayed pending the hearing judge’s determination of whether to recuse himself due to a perceived conflict of interest.

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Notes to the Accounts_continued

30. Group undertakings and joint ventures
Principal Group undertakings
The principal Group undertakings included in the Group accounts at 31 March 2004 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.
Principal activity

Transco plc (i)	Gas transportation
National Grid Company plc (i)	Transmission of electricity in England and Wales
New England Power Company (Incorporated in the US) (i)	Transmission and generation of electricity
Massachusetts Electric Company (Incorporated in the US) (i)	Distribution of electricity
The Narragansett Electric Company (Incorporated in the US) (i)	Distribution of electricity
Niagara Mohawk Power Corporation (Incorporated in the US) (i)	Distribution and transmission of electricity and gas
GridAmerica LLC (formed in the US) (i)	Management of electricity transmission assets
Gridcom (UK) Limited (i)	Telecommunications infrastructure
NGG Finance plc (ii)	Financing
British Transco International Finance B.V. (Incorporated in The Netherlands) (i)	Financing
SecondSite Property Portfolio Limited (i)	Property
National Grid Holdings One plc (ii)	Holding company
Lattice Group plc (ii)	Holding company
National Grid USA (Incorporated in the US) (i)	Holding company
Niagara Mohawk Holdings Inc. (Incorporated in the US) (i)	Holding company
Lattice Group Holdings Limited (i)	Holding company
Transco Holdings plc (i)	Holding company
National Grid (US) Holdings Limited (ii)	Holding company
National Grid Holdings Limited (i)	Holding company

(i)	Issued ordinary share capital held by Group undertakings.
(ii)	Issued ordinary share capital held by National Grid Transco plc.

Principal joint ventures
(at 31 March 2004)
Country of
incorporation
	Group holding	and operation	Principal activity

Compañia Inversora En Transmicion
Electrica CITELEC S.A. (i)	42.5% ordinary shares	Argentina	Transmission of electricity
Copperbelt Energy Corporation Plc. (i)	38.5% ordinary shares	Zambia	Transmission, distribution and supply of electricity

(i)	31 December year end.

The investments in joint ventures are held by Group undertakings.

A full list of all Group and associated undertakings is available from the Group Company Secretary.

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations

The Group prepares its consolidated accounts in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP), which differ in certain respects from United States Generally Accepted Accounting Principles (US GAAP).

The most significant difference between UK and US GAAP is that, under UK GAAP, the combination of National Grid and Lattice was accounted for as a merger (pooling of interests), while under US GAAP this transaction was accounted for as an acquisition (purchase accounting) of Lattice by National Grid. Consequently, under UK GAAP, the accounts represent the combined accounts of National Grid and Lattice on an historical cost basis for all periods presented. Under US GAAP, the accounts presented prior to the Merger are those of National Grid only.

The income statement and balance sheet shown on the following pages are presented in a US GAAP format. The balance sheets at 31 March 2003 and 31 March 2004 include the impact of the fair value of the acquired assets and liabilities of Lattice prepared under US GAAP at the date of acquisition. A summary of the principal differences between UK and US GAAP is shown in note 32.

The comparative figures for discontinued operations and continuing operations have been restated for 2001/02 for US GAAP reporting purposes. This restatement does not affect UK GAAP reported figures. This restatement arose because the results of operations relating to the joint ventures and the associate, from which the Group has now exited and were treated as discontinued operations under UK GAAP, were reported as part of discontinued operations under US GAAP. This treatment is not permitted under US GAAP as these results should have been reported as part of the interest in equity accounted affiliates. The net loss for the Group reported under US GAAP for 2001/02 is not affected by this restatement.

The effect of this restatement was to reclassify amounts of net loss amounting to £857m for 2001/02 from discontinued operations to continuing operations through a restatement of the interest in equity accounted affiliates. Earnings per share for continuing and discontinued operations has similarly been restated.

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Notes to the Accounts_continued

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued) Summary US GAAP income statement
	2004		2004
	National		National
	Grid	2004	Grid
	Transco	US GAAP	Transco
	(UK GAAP)	adjustments	(US GAAP)
	£m	£m	£m

Turnover	9,033	(167)	8,866
Operating costs
Depreciation	(866)	(298)	(1,164)
Payroll and severance costs	(1,020)	(277)	(1,297)
Purchases of electricity	(1,998)	–	(1,998)
Purchases of gas	(371)	–	(371)
Rates and property taxes	(516)	–	(516)
Electricity transmission services scheme direct costs	(277)	–	(277)
EnMO direct costs	(158)	158	–
Replacement expenditure	(388)	388	–
Provision for doubtful debts	(50)	–	(50)
Other operating charges	(1,534)	263	(1,271)
	(7,178)	234	(6,944)

Operating profit	1,855	67	1,922
Share of joint ventures’ operating profit	7	(7)	–
Non-operating items	322	(290)	32

Profit before interest and taxation	2,184	(230)	1,954
Net interest	(822)	150	(672)

Profit on ordinary activities before taxation	1,362	(80)	1,282
Taxation	(261)	(21)	(282)

Profit on ordinary activities after taxation	1,101	(101)	1,000
Minority interests	(2)	–	(2)

Net income from continuing operations	1,099	(101)	998
Net loss from discontinued operations (net of taxation of £nil)		–	–

Net income for the year	1,099	(101)	998

Basic earnings per share under US GAAP (pence) – continuing operations			32.5	p
Diluted earnings per share under US GAAP (pence) – continuing operations			32.4	p

Basic earnings per ADS under US GAAP (pence) – continuing operations			162.5	p
Diluted earnings per ADS under US GAAP (pence) – continuing operations			162.0	p

Basic earnings per share under US GAAP (pence) – total Group			32.5	p
Diluted earnings per share under US GAAP (pence) – total Group			32.4	p

Basic earnings per ADS under US GAAP (pence) – total Group			162.5	p
Diluted earnings per ADS under US GAAP (pence) – total Group			162.0	p

There was no dilution of net income under US GAAP.

Weighted average number of shares in issue (million) – for basic EPS			3,070

Weighted average number of shares in issue (million) – for diluted EPS			3,077

Basic and diluted earnings per share and per ADS for discontinued operations under US GAAP were 0.0p.

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP

2004
£m

Net income	998
Additional minimum pension liability (net of tax of £188m)	415
Exchange adjustments (including tax of £12m)	(438)
Mark to market of financial instruments (net of tax credit of £26m)	(84)

Comprehensive net income	891
Dividends	(560)
Shares issued	34
Share options granted	25
Movement in treasury stock	5
Shareholders’ equity at 1 April 2003	9,426

Shareholders’ equity at 31 March 2004	9,821

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Notes to the Accounts_continued

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued) Summary US GAAP income statement (continued)
		US GAAP adjustments

	2003			2003
	National	2003	2003	National
	Grid	Lattice pre-	Other	Grid
	Transco	acquisition	US GAAP	Transco
	(UK GAAP)	(UK GAAP)	adjustments	(US GAAP)
	£m	£m	£m	£m

Turnover	9,400	(1,470)	(529)	7,401
Operating costs
Depreciation	(851)	249	(129)	(731)
Payroll and severance costs	(1,107)	308	(305)	(1,104)
Purchases of electricity	(1,901)	–	–	(1,901)
Purchases of gas	(357)	53	–	(304)
Rates and property taxes	(537)	130	–	(407)
Electricity transmission services scheme direct costs	(252)	–	–	(252)
EnMO direct costs	(530)	–	530	–
Replacement expenditure	(405)	239	166	–
Provision for doubtful debts	(24)	1	–	(23)
Other operating charges	(1,824)	542	320	(962)
	(7,788)	1,522	582	(5,684)

Operating profit	1,612	52	53	1,717
Share of joint ventures’ operating profit/(loss)	124	1	(125)	–
Non-operating expenses	(99)	67	27	(5)

Profit before interest and taxation	1,637	120	(45)	1,712
Net interest	(970)	203	103	(664)

Profit on ordinary activities before taxation	667	323	58	1,048
Taxation	(245)	(29)	16	(258)

Profit on ordinary activities after taxation	422	294	74	790
Minority interests	(31)	(1)	29	(3)
Interest in equity accounted affiliates (net of tax of £5m)			3	3

Net income from continuing operations	391	293	106	790
Net loss from discontinued operations (net of tax of £nil)			(39)	(39)

Net income for the year	391	293	67	751

Basic earnings per share under US GAAP (pence) – continuing operations				33.6	p
Diluted earnings per share under US GAAP (pence) – continuing operations				32.9	p

Basic earnings per ADS under US GAAP (pence) – continuing operations				168.0	p
Diluted earnings per ADS under US GAAP (pence) – continuing operations				164.5	p

Basic earnings per share under US GAAP (pence) – total Group				31.9	p
Diluted earnings per share under US GAAP (pence) – total Group				31.3	p

Basic earnings per ADS under US GAAP (pence) – total Group				159.5	p
Diluted earnings per ADS under US GAAP (pence) – total Group				156.5	p

				£m
Net income under US GAAP after £22m dilutive impact of 4.25% Exchangeable Bonds 2008				773

Weighted average number of shares in issue (million) – for basic EPS				2,348
Weighted average number of shares in issue (million) – for diluted EPS				2,468

Basic loss per share and per ADS for discontinued operations under US GAAP was (1.7)p and (8.5)p respectively. Diluted loss per share and per ADS for discontinued operations under US GAAP was (1.6)p and (8.0)p respectively.

Under UK GAAP, the weighted average number of shares in issue for basic EPS for the year ended 31 March 2003 was 3,078m compared with 2,348m under US GAAP. The difference related to shares issued on the combination of National Grid and Lattice. As this transaction was accounted for as a merger (pooling of interests) under UK GAAP, shares issued were included in the weighted average share capital as if they were in issue throughout the year. Under US GAAP, they are included from the date of issue (21 October 2002). This difference impacted 2003 and earlier periods but will not affect future accounting periods.

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP (continued)

2003
£m

Net income	751
Additional minimum pension liability (net of tax credit of £417m)	(886)
Exchange adjustments (net of tax credit of £12m)	(322)
Share of joint ventures’ other comprehensive loss	(10)
Other	9

Comprehensive loss	(458)
Dividends	(382)
Shares issued to purchase Lattice	6,566
Other shares issued	2
Share options granted	29
Repurchase of shares	(97)
Movement in treasury stock	7
Shareholders’ equity at 1 April 2002	3,759

Shareholders’ equity at 31 March 2003	9,426

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Notes to the Accounts_continued

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued) Summary US GAAP income statement (continued)
		US GAAP adjustments

	2002			2002
	National	2002	2002	National
	Grid	Lattice pre-	Other	Grid
	Transco	acquisition	US GAAP	Transco
	(UK GAAP)	(UK GAAP)	adjustments	(US GAAP)
			(restated)	(restated)
	£m	£m	£m	£m

Turnover	7,554	(3,153)	(397)	4,004
Operating costs
Depreciation	(750)	431	3	(316)
Payroll and severance costs	(946)	581	(52)	(417)
Purchases of electricity	(1,410)	–	–	(1,410)
Purchases of gas	(171)	113	–	(58)
Rates and property taxes	(424)	227	–	(197)
Electricity transmission services scheme direct costs	(204)	–	–	(204)
EnMO direct costs	(395)	–	395	–
Replacement expenditure	(368)	368	–	–
Provision for doubtful debts	(23)	(3)	–	(26)
Other operating charges	(1,803)	883	411	(509)
	(6,494)	2,600	757	(3,137)

Operating profit	1,060	(553)	360	867
Share of joint ventures’ and associate’s operating profit/(loss)	(701)	65	636	–
Non-operating income	156	(104)	(30)	22

Profit before interest and taxation	515	(592)	966	889
Net interest	(799)	364	309	(126)

Profit on ordinary activities before taxation	(284)	(228)	1,275	763
Taxation	(85)	60	12	(13)

Profit on ordinary activities after taxation	(369)	(168)	1,287	750
Minority interests	48	(4)	(46)	(2)
Interest in equity accounted affiliates (note 32)			(900)	(900)

Net loss from continuing operations	(321)	(172)	341	(152)
Net loss from discontinued operations (net of tax credit of £1m)			(1)	(1)

Net loss before cumulative effects of changes in accounting principles	(321)	(172)	340	(153)
Cumulative effects of changes in accounting principles (FAS 133 transitional adjustment)			(14)	(14)

Net loss for the year	(321)	(172)	326	(167)

Basic loss per share under US GAAP (pence) – continuing operations				(10.0	)p

Basic loss per ADS under US GAAP (pence) – continuing operations				(50.0	)p

Basic loss per share under US GAAP (pence) – total Group				(10.9	)p

Basic loss per ADS under US GAAP (pence) – total Group				(54.5	)p

Weighted average number of shares in issue (million) – for basic EPS				1,527

The Group’s 4.25% Exchangeable Bonds 2008 were antidilutive under US GAAP. Therefore no dilutive earnings per share information has been shown.

The cumulative effect of changes in accounting principles (FAS 133 transitional adjustment) increased basic loss per share and per ADS for the Group by 0.9p and 4.5p respectively.

Basic loss per share and per ADS for discontinued operations under US GAAP was 0.0p.

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP (continued)

2002
£m

Net loss	(167)
Exchange adjustments (net of tax credit of £7m)	(2)
Share of associate’s other comprehensive loss	(5)
Other	(4)

Comprehensive loss	(178)
Dividends	(229)
Other shares issued	1,305
Share options granted	5
Movement in treasury stock	(36)
Share of associate’s capital transactions	(33)
Other	5
Shareholders’ equity at 1 April 2001	2,920

Shareholders’ equity at 31 March 2002	3,759

Annual Report and Accounts 2003/04_National Grid Transco 108

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Notes to the Accounts_continued

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued) Summary US GAAP balance sheet
	2004	2003 (i)
	£m	£m

Assets
Current assets
Cash and cash equivalents	528	570
Marketable securities	102	48
Accounts and notes receivable	496	628
Inventories	91	126
Regulatory assets	512	461
Prepaid expenses and other current assets	596	705

Total current assets	2,325	2,538
Property, plant and equipment – cost	32,216	31,987
Property, plant and equipment – accumulated depreciation	(9,091)	(8,603)
	23,125	23,384
Goodwill – cost	5,698	5,971
Goodwill – accumulated amortisation and impairments	(93)	(71)
	5,605	5,900
Intangible assets	50	74
Investments	155	210
Regulatory assets	3,136	3,998
Other debtors	951	843

Total assets	35,347	36,947

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	26	62
Accounts payable	1,036	1,266
Short-term borrowings	1,644	1,973
Accrued income taxes	122	–
Purchased power obligations	57	68
Liability for index-linked swap contracts	100	121
Other accrued liabilities	1,402	1,121

Total current liabilities	4,387	4,611
Long-term borrowings	12,256	13,058
Purchased power obligations	149	253
Liability for index-linked swap contracts	291	381
Post-retirement benefits	1,681	2,283
Deferred income taxes	4,867	4,687
Other liabilities	1,841	2,159

Total liabilities	25,472	27,432

Minority interest – equity	12	15
Cumulative preference stock issued by Group undertakings	42	74

Shareholders’ equity
Common stock (par value £0.10 per share; shares authorised 5,000m; shares issued 2004: 3,088m; 2003: 3,077m)	309	308
Additional paid in capital	7,768	7,710
Other reserves	359	359
Retained earnings	2,701	2,263
Other comprehensive loss	(1,282)	(1,175)
Treasury stock	(34)	(39)

Equity shareholders’ funds	9,821	9,426

Total liabilities and shareholders’ equity	35,347	36,947

(i)	Certain amounts have been reclassified for consistency with current year presentation.

Other comprehensive loss can be analysed as follows:

	2004	2003
	£m	£m

Foreign exchange losses	(821)	(365)
Additional minimum pension liability	(672)	(1,305)
Mark to market of financial instruments	(88)	22
Taxation	295	469
Other	4	4

	(1,282)	(1,175)

109 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued) Segmental information under US GAAP
	2004	2003 (i)	2002 (i)
	£m	£m	£m

Turnover by business segment
Continuing operations
UK gas distribution	2,229	1,239	–
UK electricity and gas transmission	1,875	1,615	1,283
US electricity transmission	318	400	278
US electricity distribution	3,536	3,446	2,278
US gas distribution	464	446	104
Other	906	462	113
Sales between businesses	(462)	(207)	(52)

Group turnover – continuing operations	8,866	7,401	4,004

Operating profit by business segment
Continuing operations
UK gas distribution	758	567	–
UK electricity and gas transmission	676	573	520
US electricity transmission	124	116	95
US electricity distribution	333	446	240
US gas distribution	39	52	17
Other	(8)	(37)	(5)

Group undertakings – continuing operations	1,922	1,717	867

Turnover and operating profit in the other segment relates primarily to the UK.

(i)	Prior year comparatives have been amended to reflect changes in business segments (see note 2).

	Tangible fixed assets

	2004	2003	(i)
	£m	£m

Analysis by business segment
Continuing operations
UK gas distribution	10,233	10,153
UK electricity and gas transmission	6,442	6,135
US electricity transmission	1,174	1,348
US electricity distribution	2,819	3,167
US gas distribution	615	680
Other	1,842	1,898

	23,125	23,381
Discontinued operations	–	3

	23,125	23,384

Analysis by geographical region
UK	18,335	18,131
US	4,652	5,194
Rest of the World	138	59

	23,125	23,384

(i)	Prior year comparatives have been amended to reflect changes in business segments (see note 2) and balance sheet reclassifications.

Goodwill
		UK electricity
	UK gas	and gas	US electricity	US electricity	US gas
	distribution	transmission	transmission	distribution	distribution	Other	Total
	£m	£m	£m	£m	£m	£m	£m

1 April 2002	–	–	438	1,558	141	86	2,223
Exchange adjustments	–	–	(44)	(161)	(14)	(9)	(228)
Additions	3,040	753	–	–	–	20	3,813
Adjustments to provisional fair value	–	–	9	36	8	39	92

1 April 2003	3,040	753	403	1,433	135	136	5,900
Exchange adjustments	–	–	(55)	(195)	(19)	(18)	(287)
Additions	–	–	–	–	–	1	1
Impairment	–	–	–	–	–	(20)	(20)
Adjustments to provisional fair value	(50)	3	–	–	–	58	11

31 March 2004	2,990	756	348	1,238	116	157	5,605

Annual Report and Accounts 2003/04_National Grid Transco 110

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Notes to the Accounts_continued

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Reconciliation of net income from UK to US GAAP
The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied instead of UK GAAP:

	2004	2003	2002
	£m	£m	£m

Net income/(loss) under UK GAAP	1,099	391	(321)
Adjustments to conform with US GAAP
Elimination of Lattice pre-acquisition results, measured under UK GAAP	–	293	(172)
Merger costs	–	32	–
Deferred taxation	(24)	7	7
Pensions	7	35	29
Share option schemes	(25)	(29)	(5)
Fixed assets – purchase of Lattice	(364)	(169)	–
Impairment of Advantica – goodwill and other intangible assets	(31)	–	–
Replacement expenditure (net of depreciation)	383	166	–
Financial instruments	82	40	(69)
Cumulative effect of changes in accounting principles (FAS 133 transitional adjustment)	–	–	(14)
Carrying value of EPICs liability	(226)	2	203
Severance and integration costs	–	(110)	67
Recognition of income	(9)	2	(4)
Goodwill	99	70	78
Restructuring – purchase of Lattice	2	46	–
Share of joint ventures’ and associate’s adjustments	–	(27)	37
Other	5	2	(3)
	(101)	360	154

Net income/(loss) under US GAAP	998	751	(167)

Reconciliation of equity shareholders’ funds from UK to US GAAP
The following is a summary of the material adjustments to equity shareholders’ funds which would have been required if US GAAP had been applied instead of UK GAAP:

	2004	2003
		(restated)
	£m	£m

Equity shareholders’ funds under UK GAAP	1,213	1,113
Adjustments to conform with US GAAP
Deferred taxation	(1,868)	(1,593)
Pensions	(1,069)	(1,800)
Ordinary dividends	366	317
Tangible fixed assets – reversal of partial release of impairment provision	(32)	(35)
Fixed assets – impact of Lattice purchase accounting and replacement expenditure – gross	7,776	7,385
Fixed assets – impact of Lattice purchase accounting and replacement expenditure – accumulated depreciation	(458)	(142)
Financial instruments	(285)	(253)
Carrying value of EPICs liability	–	243
Severance liabilities	3	3
Recognition of income	(35)	(27)
Regulatory assets	128	241
Goodwill – purchase of Lattice	3,820	3,829
Goodwill – other acquisitions	245	179
Restructuring – purchase of Lattice	(4)	(6)
Share of joint ventures’ adjustments	–	(17)
Other	21	(11)
	8,608	8,313

Equity shareholders’ funds under US GAAP	9,821	9,426

111 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

31. Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Group cash flow statement
The Group accounts include a cash flow statement prepared in accordance with UK Financial Reporting Standard 1 (Revised 1996) ‘Cash Flow Statements’ (‘FRS 1 (revised)’), the objectives and principles of which are substantially the same as US Statement of Financial Accounting Standard 95 ‘Statement of Cash Flows’ (‘SFAS 95’) under US GAAP. The principal differences between FRS 1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP, cash flows are classified under nine standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include investments with original maturities of three months or less.

Set out below is a summary of the Group cash flow statement under US GAAP:

	2004	2003	2002
	£m	£m	£m

Net cash provided by operating activities (i)	2,500	2,000	902
Investing activities
Payments to acquire tangible fixed assets	(1,788)	(1,170)	(500)
Acquisition of Group undertakings (net of cash acquired)	–	338	(934)
Payments to acquire investments	–	(163)	(50)
Receipts from disposal of tangible fixed assets	146	53	28
Receipts from disposal of investments	7	328	37
Net movement in investments with an original maturity date of more than three months	(65)	–	193
Other	–	(22)	26
Net cash used in investing activities (ii)	(1,700)	(636)	(1,200)
Net cash (used in)/provided by financing activities (iii)	(828)	(962)	222

Net (decrease)/increase in cash and cash equivalents	(28)	402	(76)
Cash and cash equivalents at beginning of year	570	178	259
Exchange adjustments	(14)	(10)	(5)

Cash and cash equivalents at end of year	528	570	178

Set out below is an explanation of the reconciliation from US GAAP to UK GAAP cash flow headings:

(i)	Net cash provided by operating activities comprised net cash inflow from operating activities (excluding payments in respect of replacement expenditure), dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt and taxation.
(ii)	Net cash used in investing activities comprised capital expenditure, payments in respect of replacement expenditure (included in operating activities under UK GAAP), acquisitions and disposals and the component of the management of liquid resources which comprised deposits with an original maturity of more than three months
(iii)	Net cash (used in)/provided by financing activities comprised equity dividends paid, financing, including costs relating to the issue of debt and movements in bank overdrafts.

32. Principal differences between UK and US accounting principles
The principal differences between UK and US GAAP, as applied in preparing the Group accounts under US GAAP, are set out below:

Acquisition (purchase) accounting adjustments (including elimination of merger costs)
In order to determine the allocation of purchase price relating to the acquired assets and liabilities of Lattice under US GAAP purchase accounting, the cost of acquisition was calculated using the market value of the shares issued, the fair value of vested options exchanged and direct external acquisition costs and these amounts were allocated to the fair value of net assets acquired. As a result of the fair value exercise, increases in the value of Lattice’s tangible fixed assets, financial instruments, pension obligations and restructuring provisions were recognised and market values were attributed to its intangible fixed assets, mainly product licences, patents and trademarks, together with the recognition of appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the separable assets and liabilities of Lattice was recorded as goodwill. Additional depreciation in respect of the fair value of tangible fixed assets will be recorded over their respective economic useful lives.

The adjustments to the assets and liabilities of Lattice to reflect the fair values and allocation of the excess purchase consideration over the fair values of net assets acquired, based on management’s best estimates of fair value, are discussed below. The fair value adjustments to UK gas transmission and distribution and other fixed assets, pensions, restructuring provision and the related deferred tax thereon were revised during the year ended 31 March 2004. The adjustments are detailed in the table on page 113.

a)	The total purchase consideration was calculated by multiplying the number of National Grid shares issued to Lattice shareholders for all outstanding Lattice shares by the average fair value of National Grid shares. The average fair value of National Grid shares was calculated over a period of five business days, including two days prior to and two days subsequent to the announcement of the Merger on 22 April 2002.

The total purchase consideration, which included merger costs of £32m that were expensed under UK GAAP, also included the fair value of Lattice vested options exchanged for vested options in National Grid Transco.

The total number of Lattice vested options was multiplied by the respective fair value of each of the ordinary shares determined at 22 April 2002.

b)	The increase in the fair value of tangible fixed assets primarily related to UK gas transmission and distribution. This was determined by calculating the value in use of these businesses. Value in use represented the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital. Future cash flows were based on a five-year plan projected out to perpetuity. The fair value of other tangible fixed assets, largely gas metering assets, was determined using their depreciated replacement costs, based on the current cost of replacing meters and expected remaining useful economic lives.

c)	The fair value attributed to pension obligations reflected the recognition of previously unrecognised actuarial gains and losses, prior service costs and transition amounts. The amounts recognised were based on actuarial assessments at the acquisition date.

Annual Report and Accounts 2003/04_National Grid Transco 112

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued) Acquisition (purchase) accounting adjustments (including elimination of merger costs) (continued)
d)	The fair value attributed to intangible fixed assets related to licences, patents and trade marks and was determined based on discounted future cash flows.

e)	Restructuring costs (£60m) represented the costs incurred in respect of the integration of activities within the newly merged Group and related primarily to redundancy and property relocation costs.

f)	Deferred taxes were computed on the excess of the fair value over book value, other than for goodwill, using the applicable statutory UK corporation tax rate.

g)	Goodwill represented the remainder of unallocated purchase consideration.

The fair value of consideration, assets and liabilities and the resulting goodwill is set out in the table below:

Assets	Provisional	Final
	fair value	fair value		Final
	at acquisition	adjustments		fair value
	£m	£m		£m

Total current assets	1,336	–		1,336
Property, plant and equipment	14,148	67	(i)	14,215
Intangible assets	20	–		20
Other assets	6	–		6

Total assets	15,510	67		15,577

Liabilities
Total current liabilities	2,656	–		2,656
Long-term borrowings	5,935	–		5,935
Pensions	535	–		535
Other liabilities	470	–		470
Deferred income taxes	3,129	78	(i)(ii)	3,207

Total liabilities	12,725	78		12,803

Net assets	2,785	(11)		2,774

Consideration	6,598	–		6,598

Goodwill	3,813	11		3,824

Final fair value adjustments related to:
(i)	A revision to the fair values attributed to UK gas transmission and distribution property, plant and equipment due to improved estimates of future cash flows following finalisation of the latest available business plans (£67m increase in property, plant and equipment carrying values; £20m deferred tax impact).
(ii)	The recognition of a deferred tax liability on gains relating to the sale of properties where taxable gains were rolled over into replacement assets (£58m). There is no deferred tax recognised for this under UK GAAP.

Acquisitions – pro forma results
The following unaudited pro forma summary gives effect to the acquisitions of Lattice and Niagara Mohawk, as if the acquisitions had taken place on 1 April 2001. The pro forma summary combines the actual consolidated results of the Group (excluding the effect of the acquisitions in the actual period that they took place) and the results of Lattice and Niagara Mohawk after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the final fair value adjustments for both acquisitions, and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisition of Niagara Mohawk. In addition, the earnings per share calculation has been adjusted as if the shares issued to acquire Lattice and Niagara Mohawk were issued on the assumed date of acquisition for the purposes of preparing the pro forma summary. The pro forma summary does not necessarily reflect the results of operations as they would have been if the Group (excluding the acquisitions) and the acquisitions had constituted a single entity during the periods presented.

Continuing operations

	2003	2002
	£m	£m

Turnover	8,802	7,486
Net income before cumulative effects of changes in accounting principles	580	115
Net income after cumulative effects of changes in accounting principles	580	101

	pence	pence
Earnings per share	18.9	3.3
Earnings per ADS	94.5	16.5

Deferred taxation
Under UK GAAP, deferred taxation is provided in full on all material timing differences with certain exceptions, as outlined in ‘Accounting Policies –Deferred taxation and investment tax credits’. Under US GAAP, deferred tax is provided in full, using the liability method, and requires the recognition of deferred taxation on all timing differences except for non tax deductible goodwill.

The deferred taxation adjustment principally reflects the tax effect of the other differences between UK and US GAAP.

113 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued)
Deferred taxation (continued)
The deferred tax liability under US GAAP is analysed as follows:

	2004	2003
	£m	£m

Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	4,943	4,955
Other temporary differences	1,169	1,229

	6,112	6,184
Deferred taxation assets:
Other temporary differences (i)	(1,245)	(1,497)

	4,867	4,687

Analysed as follows:
Current	63	31
Non-current	4,804	4,656

	4,867	4,687

(i)	Deferred taxation assets at 31 March 2004 were stated net of a £210m valuation allowance adjustment associated with certain capital losses (31 March 2003: £nil).

Pensions
Under UK GAAP, pension costs have been accounted for in accordance with UK Statement of Standard Accounting Practice (SSAP) 24 and disclosures have been provided in accordance with SSAP 24 and FRS 17.

Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) 87 and 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders’ equity assuming the adoption and application of SFAS 87 ‘Employers’ Accounting for Pensions’ as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to £172m and is being amortised over 15 years commencing 1 April 1989.

Under UK GAAP, as explained in note 7, net interest includes a charge of £52m (2003: £3m credit; 2002: £30m credit) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this cost is not recognised.

The net periodic charge/(credit) for pensions and other post-retirement benefits is as follows:

	Pensions			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Service cost	143	78	30	10	8	5
Interest cost	799	456	125	59	59	29
Settlements	14	19	(12)	10	–	–
Expected return on assets	(814)	(490)	(160)	(36)	(32)	(21)
Amortisation of prior service cost	5	5	4	–	–	–
Amortisation of previously unrecognised losses	39	4	–	21	2	–
Amortisation of transitional asset	(11)	(11)	(11)	–	–	–

	175	61	(24)	64	37	13
Release of pension provision	(2)	(2)	(2)	–	–	–

	173	59	(26)	64	37	13

The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’ is as follows:

	2004	2003	2002
	£m	£m	£m

Cost of termination benefits and curtailments	129	119	46

The principal financial assumptions used for the SFAS 87 calculations of net periodic charge/(credit), based on a measurement date of 31 March 2003 in respect of the US and UK defined benefit schemes are shown below:

	US			UK

	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%

Discount rate	6.3	7.5	7.3	5.4	6.0	5.5
Return on assets	8.5	8.5	7.5-9.0	6.3-6.9	6.3-7.1	7.0
General salary increases	3.3-5.3	3.3-4.5	4.0	3.5	3.8	3.3
Pension increases	nil	nil	nil	2.6	2.9	2.5

In respect of US schemes, the estimated rate of return for various passive asset classes is based both on analysis of historical rates of return and forward-looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of our long-term assumption. A small premium is added for active management of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with our target asset allocation, and the resulting long-term return on asset rate is then applied to the market-related value of assets.

Annual Report and Accounts 2003/04_National Grid Transco 114

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued)
Pensions (continued)
In respect of UK schemes, the expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for each plan. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from the plans’ actuaries.

The assumptions used for other post-retirement costs relate solely to US schemes. These assumptions were that the discount rate used would be 5.75% (2003: 6.25%; 2002: 7.5%) and that medical costs would increase by 10% (2003: 10%; 2002: 10%), decreasing to 5% (2003: 5%; 2002: 5%) by 2009 and remain at 5% (2003: 5%; 2002: 5%) thereafter.

A reconciliation of the funded status of the Group pension and other post-retirement schemes to the net accrued benefit liability that were included in the Group’s balance sheet prepared under US GAAP is as follows:

			Other post-retirement
	Pensions		benefits

	2004	2003	2004	2003
	£m	£m	£m	£m

Projected benefit obligation	(15,394)	(15,030)	(1,002)	(1,004)
Fair value of plan assets	13,432	12,115	496	373

Excess of projected benefit obligation over plan assets	(1,962)	(2,915)	(506)	(631)
Unrecognised transition asset	–	(11)	–	–
Unrecognised net loss	1,493	2,508	328	336
Unrecognised prior service cost/(credit)	48	57	(5)	(1)

Net accrued benefit liability – before minimum liability adjustment	(421)	(361)	(183)	(296)
Additional minimum liability adjustment	(840)	(1,583)	–	–

Net accrued benefit liability	(1,261)	(1,944)	(183)	(296)

At 31 March 2004, as required under SFAS 87, an intangible asset of £48m (2003: £57m) was recognised in relation to the additional minimum liability, being equal to the unrecognised prior service cost. A regulatory asset of £120m (2003: £221m) was also created. The remaining additional minimum liability of £672m (2003: £1,303m) has been included in other comprehensive income.

The net accrued benefit liabiity above is shown net of a prepaid cost of £174m in respect of one group scheme.

The principal financial assumptions used for the SFAS 87 calculations of the projected benefit obligation, based on a measurement date of 31 March 2004, in respect of the US and UK defined benefit schemes are shown below:

	US			UK

	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%

Discount rate	5.8	6.3	7.5	5.5	5.4	6.0
General salary increases	3.3-5.3	3.3-5.3	3.3-4.5	3.9	3.5	3.8
Pension increases	nil	nil	nil	3.0	2.6	2.9

All pension schemes had an additional minimum liability adjustment except the Lattice Group Pension Scheme. The accumulated benefit obligation for pensions was £14,507m at 31 March 2004 (2003: £14,059m). The Group has followed approach two of Emerging Issues Task Force (EITF) Abstract 88-1 in calculating the accumulated benefit obligation. Changes in the projected benefit obligation and changes in the fair value of plan assets are shown below:

			Other post-retirement
	Pensions		benefits

	2004	2003	2004	2003
	£m	£m	£m	£m

Projected benefit obligation at start of year	15,030	2,953	1,004	884
Service cost	143	78	10	8
Interest cost	799	456	59	59
Plan participants’ contributions	18	10	–	–
Plan amendment – prior service cost	–	8	(5)	–
Terminations	129	58	5	–
Curtailments	(2)	42	10	–
Settlements	(80)	(109)	–	–
Actuarial loss	322	1,212	119	195
Benefits paid	(736)	(423)	(51)	(54)
Acquisition of Group undertakings	–	10,908	–	–
Transfers	–	(1)	–	–
Exchange adjustments	(229)	(162)	(149)	(88)

Projected benefit obligation at end of year	15,394	15,030	1,002	1,004

Fair value of plan assets at start of year	12,115	2,698	373	397
Actual return on assets	2,023	(437)	92	(35)
Employer contributions	244	150	123	68
Plan participants’ contributions	18	10	–	–
Benefits paid	(736)	(423)	(24)	(18)
Acquisition of Group undertakings	–	10,373	–	–
Settlements	(80)	(109)	–	–
Exchange adjustments	(152)	(147)	(68)	(39)

Fair value of plan assets at end of year	13,432	12,115	496	373

It is estimated that a 1% change in the assumed healthcare cost trends would have increased or decreased the accumulated post-retirement benefit obligation at 31 March 2004 by £106m (2003: £106m; 2002: £91m) and £96m (2003: £96m; 2002: £82m) respectively. The net periodic cost for the year ended 31 March 2004 would have increased or decreased by £7m and £8m respectively (2003: £8m and £7m respectively).

Estimated contributions for the year ending 31 March 2005 are £164m.

115 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued)
Pensions (continued)
In the UK, the trustees for each plan are responsible for setting the long-term strategy after consultation with the Group and professional advisers. The trustees’ objectives are to invest in assets of appropriate liquidity, which together with future contributions from employers and members, will generate income and capital growth to meet the cost of benefits from the plans; to limit the risk and to minimise long-term cost. In the US, the Group manages its pension plan investments to minimise the long-term cost of operating the plan, with a reasonable level of risk.

Risk tolerance is determined as a result of periodic asset/liability studies which analyse plan liabilities and funded status and results in the determination of the allocation of assets.

Equity investments, fixed income and index-linked portfolios are broadly diversified. Investments are also held in property, private equity and timber with the objective of enhancing long-term returns whilst improving diversification. Investment risk and return are reviewed by investment committees on a quarterly basis.

Share option schemes
As permitted under UK GAAP, no cost is accrued for share options awarded under the sharesave scheme where the exercise price of the options is below the market value at the date of grant. In respect of the grant of options under the Executive scheme, no cost is accrued under UK GAAP as the exercise price is equivalent to the market value at the date of grant.

Under US GAAP, a charge is made against net income based on the fair value of grants in accordance with SFAS 123 ‘Accounting for Stock Based Compensation’. Disclosures are provided in accordance with SFAS 123 and SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FAS No. 123’.

The average exercise price of the options granted during each of the three financial years ended 31 March are as follows:

	2004	2003	2002

Where the exercise price is less than the market price at the date of grant	317.0p	362.0p	457.0p
Where the exercise price is equal to the market price at the date of grant	405.0p	478.0p	550.0p

The average fair value of the options granted during each of the three financial years ended 31 March are estimated as follows:

	2004	2003	2002

Where the exercise price is less than the market price at the date of grant	152.8p	123.0p	158.0p
Where the exercise price is equal to the market price at the date of grant	73.6p	50.0p	62.0p

The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

	2004	2003	2002

Dividend yield (%)	7.0	3.5	3.5
Volatility (%)	20.4	35.0	30.0
Risk-free investment rate (%)	4.6	4.4	5.4
Average life (years)	3.4	4.0	4.2

The compensation cost charged for the year ended 31 March 2004 amounted to £25m (2003: £29m; 2002: £5m).

Further details of the Group’s share-based plans are given in note 23, pages 97 to 99.

Ordinary dividends
Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are not provided until declared.

Tangible fixed assets – reversal of partial release of impairment provision
During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain tangible fixed assets. Part of this impairment provision was subsequently released and shareholders’ equity credited. Under US GAAP, this partial release would not be permitted.

Fixed assets – impact of Lattice purchase accounting and replacement expenditure
Under UK GAAP, the combination of National Grid and Lattice was accounted for as a merger (pooling of interests), while under US GAAP this transaction was accounted for as an acquisition (purchase accounting) of Lattice by National Grid. Consequently, under US GAAP the tangible fixed assets of Lattice have been recorded at their fair value at the date of purchase, and depreciation subsequent to acquisition has been calculated on that fair value.

In addition, under UK GAAP the Group charges to the profit and loss account replacement expenditure on certain components of plant and equipment, which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP, such expenditure is capitalised and depreciated over the assets’ expected useful economic lives.

Financial instruments
Under UK GAAP, derivative financial instruments that qualify for hedge accounting are recorded at their historical cost, if any, and are not remeasured. Any related monetary assets or liabilities, including foreign currency borrowings, are translated at the hedged rate. In addition, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currencies of the overseas operations.

Under US GAAP, as required by SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, all derivative financial instruments, including derivatives embedded within other contracts, are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. SFAS 133 only permits hedge accounting in specific circumstances, where the hedge is identified as one of three types: fair value; cash flow; or foreign currency exposures of net investments in foreign operations. Provided that it can be demonstrated that the hedge is highly effective and the relevant hedging criteria have been met, then in respect of fair value hedges, both the change in fair value of the derivative and hedged item are reflected in net income in the period of the change. For cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations, changes in fair value are reflected through other comprehensive income. In the event that the conditions for hedge accounting are not met, changes in the fair value of derivatives are reflected in net income.

Annual Report and Accounts 2003/04_National Grid Transco 116

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued)
Financial instruments (continued)
The primary differences that arise between UK GAAP and US GAAP result from the different criteria that are applied under UK GAAP and US GAAP to permit the use of hedge accounting, and the application of different measurement criteria.

Equity Plus Income Convertible Securities (EPICs)
Under UK GAAP, EPICs were carried in the balance sheet at the gross proceeds of the issue. This resulted in a gain being recognised on disposal during 2004. The related issue costs were written off in the year of issue. Under US GAAP, the issue costs were deferred and written off over the period to the date of redemption of the EPICs on 6 May 2003.

US GAAP required that the carrying value of the EPICs be adjusted to the settlement amount of the debt, which was linked to the Energis plc share price and therefore no gain was recorded on the disposal – see note 20.

Regulatory assets
SFAS 71 ‘Accounting for Certain Types of Regulation’ establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. Under UK GAAP, in certain circumstances, regulatory assets may be reported net of related regulatory liabilities. Such amounts are shown gross in the US GAAP balance sheet.

Recognition of income
Under US GAAP, income is recognised in the period that the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period, under the terms of the relevant regulatory regime, is recognised as income, even where prices will be reduced in a future period.

Severance and integration costs
Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees’ future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK and US GAAP arise on the recognition of such costs.

Goodwill – purchase of Lattice
Under UK GAAP, the combination of National Grid and Lattice has been accounted for as a merger (pooling of interests) while under US GAAP this transaction was accounted for as an acquisition (purchase accounting) of Lattice by National Grid. In accordance with US GAAP, goodwill arising on the purchase has been capitalised, but is not amortised.

Goodwill – other
Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP fair value of net assets of Group undertakings acquired differs from the fair value of net assets as determined under UK GAAP principles.

Under UK GAAP, goodwill is amortised over its expected useful economic life, principally 20 years. Under US GAAP, goodwill is not amortised but is reviewed periodically for impairment. An impairment assessment has been carried out during 2004 and it resulted in an impairment of goodwill being recorded in respect of Advantica, which was acquired by the Group as part of the Lattice acquisition.

Restructuring – purchase of Lattice
Under US GAAP, certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP, such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post-acquisition costs.

Share of joint ventures’ and associate’s adjustments
The Group’s share of the associated undertaking’s results and net assets, which also impact on the exceptional profit on disposal of investments and assets held for exchange, have been adjusted to conform with US GAAP.

On 16 July 2002, Energis plc (‘Energis’) went into administration. As a direct result of this event, Energis ceased to be an associate of the Group from that date. The results for 2002/03 have not been affected by this change in status, because the Group investment in Energis had been fully written down during 2001/02 and Energis had not publicly declared any results since reporting its results for the six months ended 30 September 2001.

The Group ceased equity accounting for Intelig, its Brazilian telecoms joint venture, with effect from 30 September 2002. This arose as a result of the Group’s share of net assets falling to zero and the Group declaring its intention not to fund this business any further while pursuing a withdrawal strategy.

The Group’s interest in Manquehue net and Silica Networks were disposed of in October 2002 and September 2002 respectively. The Group ceased equity accounting for Manquehue net and Silica Networks from the date of disposal. In the case of Energis Polska, the interest reduced to a level where the Group has no significant influence on the activities of this business as of November 2002. As a result, these entities are no longer equity accounted for, and any losses arising from the disposal or reduction in interest have previously been reflected in the income statement.

The tables on pages 118 and 119 provide summarised information of the Group’s equity in the loss or income for 31 March 2001 and 2002 and also summarised balance sheet information as at 31 March 2002.

117 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued)
Summary financial information for equity investments
The following information is provided to enable the reader to see the impact on the US GAAP results of equity accounted affiliates for the years ended 31 March 2001 and 31 March 2002 and to allow further understanding of the impact of these investments on the financial condition of the Group at those dates.

The following table summarises the underlying results of all material equity accounted investments included within the Group accounts for the year ended 31 March 2002:

	2002

	(i)		Silica (ii)	Manquehue (ii)	Energis (ii)	(ii)
	Energis	Intelig	Networks	net	Polska	Citelec
	£m	£m	£m	£m	£m	£m

Net revenue	482	300	–	28	1	149
Total expenses	(582)	(408)	(13)	(46)	(8)	(301)

Loss before income taxes and minority interests	(100)	(108)	(13)	(18)	(7)	(152)
Taxation	2	–	–	2	–	(14)
Minority interests	1	–	–	–	–	58

Net loss	(97)	(108)	(13)	(16)	(7)	(108)
Group’s % ownership in investee	36.9%	50.0%	50.0%	30.0%	48.8%	42.5%
Group’s equity in net loss of investee under US GAAP	(36)	(54)	(6)	(5)	(3)	(46)

The following table reconciles the Group’s equity in the net (loss)/income of equity accounted investees to the Group’s reported interest in equity accounted affiliates as measured under US GAAP, including consolidation adjustments, for the year ended 31 March 2002:

	2002

	(i)		Silica (ii)	Manquehue (ii)	Energis (ii)	(ii)
	Energis	Intelig	Networks	net	Polska	Citelec	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Group’s equity in net (loss)/income of investee under US GAAP	(36)	(54)	(6)	(5)	(3)	(46)	7	(143)

Consolidation adjustments
Impairments – write down carrying value	(392)	(116)	(41)	(37)	(20)	–	–	(606)
Provisions for related liabilities	–	(83)	(11)	(2)	(90)	–	–	(186)
Other	25 (iii)	2	–	2	(2)	(3)	11	35

Group’s equity in net (loss)/income under US GAAP including consolidation adjustments	(403)	(251)	(58)	(42)	(115)	(49)	18	(900)

(i)	Only includes six months’ results to September 2001. No results are available after this date, as a consequence of Energis being placed in administration.
(ii)	Results included in the Group accounts for Silica Networks, Manquehue net, Energis Polska and Citelec are based on their results reported for the year ended 31 December 2001.
(iii)	Represents a profit on a deemed disposal of Energis shares, arising from a dilution of the Group's equity interest.

The following table summarises the balance sheet of all material equity accounted investments:

	2002

			Silica		Manquehue		Energis
	Energis £m	Intelig £m	Networks £m	(i)	net £m	(i)	Polska £m	(i)	Citelec £m	(i)

Current assets	342	117	11		28		47		25
Non-current assets	2,276	525	77		156		89		366

Total assets	2,618	642	88		184		136		391

Current liabilities	389	551	23		24		93		151
Non-current liabilities	1,151	4	–		63		–		207
Minority interests	3	–	–		–		–		17
Shareholders’ equity	1,075	87	65		97		43		16

Total liabilities and equity	2,618	642	88		184		136		391

The following table shows the Group’s investment in equity accounted affiliates, under US GAAP, as at 31 March 2002:

					2002

			Silica	(i)	Manquehue	(i)	Energis	(i)		(i)
	Energis	Intelig	Networks		net		Polska		Citelec		Other	Total
	£m	£m	£m		£m		£m		£m		£m	£m

Group’s investment in and advances to equity investees plus equity in undistributed earnings since acquisition:
Before impairment	392	126	43		41		20		7		57	686)
Impairment	(392)	(126)	(43)		(41)		(20)		(7)		-	(629)

After impairment	–	–	–		–		–		–		57	57

Group’s % ownership in investee at end of year	36.8%	50.0%	50.0%		30.0%		48.8%		42.5%		various

(i)	The balance sheets shown for Silica Networks, Manquehue net, Energis Polska and Citelec are as at 31 December 2001. The amounts included within the Group’s investment carrying value at 31 March 2002 are based on these balance sheets.

Annual Report and Accounts 2003/04_National Grid Transco 118

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued)
Summary financial information for equity investments (continued)
The following table summarises the results of all material equity accounted investments included within the Group accounts for the year ended 31 March 2001:

			2001

			Silica (i)	Manquehue	(i)	Energis (i)	(i)
	Energis	Intelig	Networks	net		Polska	Citelec
	£m	£m	£m	£m		£m	£m

Net revenue	812	192	–	28		–	152
Total expenses	(936)	(416)	(3)	(28)		(4)	(117)

(Loss)/income before income taxes and minority interests	(124)	(224)	(3)	–		(4)	35
Tax	(21)	–	–	–		–	(11)
Minority interests	2	–	–	–		–	(9)

Net (loss)/income	(143)	(224)	(3)	–		(4)	15
Group’s % ownership in investee	37.6%	50.0%	50.0%	30.0%		23.8%	42.5%
Group’s equity in net (loss)/income of investee under US GAAP	(53)	(112)	(1)	–		(1)	6

The following table reconciles the Group’s equity in the net (loss)/income of equity accounted investees to the Group’s reported interest in equity accounted affiliates as measured under US GAAP, including consolidation adjustments, for the year ended 31 March 2001:

	2001

				Silica (i)	Manquehue (i)	Energis (i)		(i)
	Energis		Intelig	Networks	net	Polska	Citelec		Other	Total
	£m		£m	£m	£m	£m	£m		£m	£m

Group’s equity in net (loss)/income of investee under US GAAP	(53)		(112)	(1)	–	(1)	6		9	(152)
Consolidation adjustments
Goodwill amortisation	–		–	–	(1)	–	–		–	(1)
Other	534	(ii)	–	–	–	–	(1)		–	533

Group’s equity in net income/(loss) under US GAAP including consolidation adjustments	481		(112)	(1)	(1)	(1)	5		9	380

(i)	Results for Silica Networks, Manquehue net, Energis Polska and Citelec are for the year ended 31 December 2000.
(ii)	The ‘Other’ consolidation adjustment comprises:
	–	a gain of £288m on a deemed disposal of Energis shares, caused by a dilution of the Group's interest as a result of Energis issuing additional shares to third party investors;
	–	a tax credit of £230m from the release of tax liabilities relating to profits on disposal of fixed assets in earlier years, as a result of the realisation in 2001 of capital losses arising from a group reorganisation; and
	–	sundry other consolidation adjustments amounting to £16m.

Non-GAAP measures
In preparing the accounts in accordance with the Companies Act and UK GAAP, certain information is presented that would be viewed as ‘non-GAAP’ under regulations issued by the SEC. The Group has described such items and provided disclosure of the effects and reasons for presentation along with a condensed US GAAP income statement using the format prescribed by the SEC. The disclosure of each of the exceptional items would be prohibited within the Form 20-F if such exceptional items were not expressly permitted by FRS 3.

Management uses ‘adjusted’ profit measures in considering the performance of the Group’s operating segments and businesses. References to ‘adjusted operating profit’, ‘adjusted profit before taxation’, ‘adjusted earnings’ and ‘adjusted earnings per share’ are stated before exceptional items and goodwill amortisation.

The Directors believe that the use of these adjusted measures better indicates the underlying business performance of the Group than the unadjusted measures because the exclusion of these items provides a clearer comparison of results from year to year for each of the years presented. This is because this method of presentation removes the distorting impact of exceptional items and removes the impact of goodwill amortisation in order to enhance comparability with the reporting practices of other UK companies.

Exceptional items, which are adjusted for in the adjusted measures referred to above, are defined as material items that derive from events that fall within the ordinary activities of the Group, but that require separate disclosure on the grounds of size or incidence for the accounts to give a true and fair view. Such exceptional items include, for example, material restructuring costs and impairments. Note 4 on pages 80 and 81 contains a discussion of the nature of these exceptional items for each period.

Other differences between UK and US GAAP
UK GAAP requires the investors’ share of operating profit or loss, interest and taxation relating to associates and joint ventures to be accounted for and disclosed separately from those of Group undertakings. Under US GAAP, the investors’ share of the after tax profits and losses of joint ventures and associates is included within the income statement as a single line item. UK GAAP requires the investors’ share of gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under US GAAP, the net investment in joint ventures is shown as a single line item.

Under UK GAAP, the impact of discontinued operations on turnover, operating costs and operating profit is required to be accounted for and disclosed separately from continuing operations. Under US GAAP, the net income/(loss) arising from discontinued operations of Group undertakings is required to be separately accounted for and disclosed as a single line item.

The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments on long-lived assets are determined in accordance with SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. For the year ended 31 March 2004, there was an additional £11m impairment of intangible fixed assets relating to Advantica under US GAAP over the impairment under UK GAAP. This difference has no effect on the Group accounts for the years ended 31 March 2003 and 31 March 2002.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders’ funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders’ funds – see note 31.

119 National Grid Transco _Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

32. Principal differences between UK and US accounting principles (continued)
New US Accounting Standards adopted during 2003/04
During 2003/04, the Group adopted the following US GAAP accounting standards to the extent necessary to comply with their reporting obligations in respect of these accounts:
SFAS 143 ‘Accounting for Asset Retirement Obligations’ (‘FAS 143’);
SFAS 132 ‘Employers’ Disclosures about Pensions and Other Post-Retirement Benefits – an amendment of FASB Statements No 87, 88 and 106’ (‘FAS 132’);
FIN 46 ‘Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51’; and
SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (‘FAS 150’).

FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalised as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of FAS 143 has had no material impact on the results or the financial position of the Group. However, in accordance with industry-wide guidance received from the Securities and Exchange Commission in February 2004, costs of removal totalling £266m at 31 March 2004, which were previously classified as accumulated depreciation, have been reclassified as liabilities. Prior period numbers have also been reclassified by £297m at 31 March 2003. There has been no impact on net assets.

FAS 132 (Revised 2003) requires entities to make additional disclosures about pensions and other post-retirement obligations. The Group has complied with these disclosure requirements to the extent necessary at 31 March 2004.

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46 ‘Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51’. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (‘variable interest entities’ or ‘VIE’) by clarifying the application of ARB 51 ‘Consolidated Financial Statements’ to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its own activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the ‘primary beneficiary’) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

The disclosure provisions of FIN 46 are effective in all financial statements initially issued after 31 January 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after 31 January 2003. A public foreign private issuer with a variable interest in a VIE created before 1 February 2003 is required to apply FIN 46 to that entity from 1 April 2004.

There have been no entities created since 31 January 2003 which fall within the scope of FIN 46 and therefore the application of FIN 46 has not had any material impact on the results or the financial condition of the Group. The impact of FIN 46 on future results is still being assessed in respect of the as yet unapplied provisions of the standard.

In May 2003, the FASB issued FAS 150. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain obligations that could be settled by issuance of an entity’s equity but lack other characteristics of equity be reported as liabilities. Some provisions of this statement are consistent with the FASB’s proposal to revise the definition of liabilities in FASB Concepts Statement 6 ‘Elements of Financial Statements’. This statement was effective beginning 1 July 2003. On 7 November 2003, FASB Staff Position (FSP) FAS 150-3 was issued deferring the effective date for the measurement provisions of paragraphs 9 and 10 of FAS 150, as they apply to mandatorily redeemable non-controlling interests (eg minority interest in finite-lived entities). The FSP indicated, however, that the disclosure requirements of FAS 150 continue to apply. The Group has adopted the effective provisions of FAS 150 in the current year without material impact on results of operations or financial position.

Recent US pronouncements
In January 2004, the FASB issued FSP FAS 106-1 ‘Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the ‘Act’)’. This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement healthcare plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the US, introduces a prescription drug benefit under Medicare as well as a Federal subsidy to sponsors of certain retiree healthcare benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measures included in these accounts of the accumulated post-retirement benefit obligation (APBO) or net periodic post-retirement benefit cost in the accounts or accompanying notes do not reflect the effect of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

33. Transco plc additional US GAAP disclosures
The following condensed consolidating financial information, comprising income statements, balance sheets and cash flow statements, is given in respect of Transco plc (‘Subsidiary Guarantor’), which became joint full and unconditional guarantor on 11 May 2004 with National Grid Transco plc (‘Parent Guarantor’) of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc. (then known as British Gas Finance Inc.) (‘Issuer of notes’). Transco plc and British Transco Finance Inc. are wholly-owned subsidiaries of National Grid Transco Group.

The following financial information for National Grid Transco plc, Transco plc and British Transco Finance Inc. on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.

Summary income statements are presented, on a consolidating basis, for the three years ended 31 March 2004. Summary income statements of National Grid Transco plc and Transco plc are presented under UK and US GAAP measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

The summary balance sheets of National Grid Transco plc and Transco plc include the investments in subsidiaries recorded under the equity method for the purposes of presenting condensed consolidating financial information under UK and US GAAP. The UK GAAP balance sheet presents these investments as ‘Net assets of subsidiaries (equity accounted)’. The US GAAP summary balance sheet presents these investments within ‘Investments’.

The consolidation adjustments column includes the necessary amounts to eliminate the inter-company balances and transactions between National Grid Transco plc, Transco plc, British Transco Finance Inc. and other subsidiaries.

Transco plc and British Transco Finance Inc. were treated as acquired (as part of the Lattice acquisition) under US GAAP. As a consequence, under US GAAP, their results only feature in the following tables for the period after acquisition on 21 October 2002. There are no results under US GAAP for these or other Lattice entities reflected in the following tables for the year ended 31 March 2002; where appropriate this is indicated by ‘n/a’. In contrast, under UK GAAP, results are presented for these entities for all periods as these entities have been accounted for under merger accounting principles.

Annual Report and Accounts 2003/04_National Grid Transco 120

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Summary income statement for the twelve months to 31 March 2004 – UK GAAP

	Parent	Issuer of		Subsidiary
	Guarantor	notes		Guarantor

	National	British					National
	Grid	Transco			Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.		Transco plc	subsidiaries	adjustments	Group
	£m	£m		£m	£m	£m	£m

Turnover	–	–		3,194	6,310	(471)	9,033
Operating costs
Depreciation	–	–		(423)	(443)	–	(866)
Payroll costs	–	–		(392)	(628)	–	(1,020)
Purchases of electricity	–	–		–	(1,998)	–	(1,998)
Purchases of gas	–	–		(86)	(285)	–	(371)
Rates and property taxes	–	–		(238)	(278)	–	(516)
Electricity transmission services scheme direct costs	–	–		–	(277)	–	(277)
EnMO direct costs	–	–		–	(158)	–	(158)
Replacement expenditure	–	–		(388)	–	–	(388)
Provisions for doubtful debts	–	–		2	(64)	–	(62)
Other operating charges (including exceptional items)	(13)	–		(634)	(1,343)	468	(1,522)
	(13)	–		(2,159)	(5,474)	468	(7,178)

Operating profit	(13)	–		1,035	836	(3)	1,855
Share of joint ventures’ operating profit	–	–		–	7	–	7
Non-operating exceptional items	–	–		–	322	–	322

Profit before interest and taxation	(13)	–		1,035	1,165	(3)	2,184
Net interest	(17)	–		(304)	(501)	–	(822)
Dividends receivable	–	–		–	70	(70)	–

Profit on ordinary activities before taxation	(30)	–		731	734	(73)	1,362
Taxation	13	–		(184)	(90)	–	(261)

Profit on ordinary activities after taxation	(17)	–		547	644	(73)	1,101
Minority interests	–	–		–	(2)	–	(2)
Interest in group undertakings on an equity accounted basis	1,116	–		11	–	(1,127)	–

Net income for the year	1,099	–	(i)	558	642	(1,200)	1,099

Summary income statement for the twelve months to 31 March 2004 – US GAAP

	Parent	Issuer of		Subsidiary
	Guarantor	notes		Guarantor

	National	British					National
	Grid	Transco			Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.		Transco plc	subsidiaries	adjustments	Group
	£m	£m		£m	£m	£m	£m

Turnover	–	–		3,186	6,151	(471)	8,866
Operating costs
Depreciation	–	–		(726)	(438)	–	(1,164)
Payroll and severance costs	–	–		(484)	(813)	–	(1,297)
Purchases of electricity	–	–		–	(1,998)	–	(1,998)
Purchases of gas	–	–		(86)	(285)	–	(371)
Rates and property taxes	–	–		(238)	(278)	–	(516)
Electricity transmission services scheme direct costs	–	–		–	(277)	–	(277)
Provision for doubtful debts	–	–		2	(64)	–	(62)
Other operating charges	(13)	–		(553)	(1,161)	468	(1,259)
	(13)	–		(2,085)	(5,314)	468	(6,944)

Operating profit	(13)	–		1,101	837	(3)	1,922
Non-operating expenses	–	–		–	32	–	32

Profit before interest and taxation	(13)	–		1,101	869	(3)	1,954
Net interest	(34)	–		(365)	(273)	–	(672)
Dividends receivable	–	–		–	70	(70)	–

Profit on ordinary activities before taxation	(47)	–		736	666	(73)	1,282
Taxation	18	–		(189)	(111)	–	(282)

Profit on ordinary activities after taxation	(29)	–		547	555	(73)	1,000
Minority interests	–	–		–	(2)	–	(2)
Interest in equity accounted affiliates	1,027	–		64	–	(1,091)	–

Net income from continuing operations	998	–		611	553	(1,164)	998
Net loss from discontinued operations	–	–		–	–	–	–

Net income for the year	998	–	(i)	611	553	(1,164)	998

(i)	Net income for the year for British Gas Transco Finance Inc. is £nil as interest payable to external bondholders is offset by interest receivable on loans to Transco plc.

121 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Summary income statement for the twelve months to 31 March 2003 – UK GAAP

	Parent	Issuer of		Subsidiary
	Guarantor	notes		Guarantor

	National	British					National
	Grid	Transco			Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.		Transco plc	subsidiaries	adjustments	Group
	£m	£m		£m	£m	£m	£m

Turnover	–	–		3,083	6,764	(447)	9,400
Operating costs
Depreciation	–	–		(385)	(466)	–	(851)
Payroll costs	–	–		(432)	(675)	–	(1,107)
Purchases of electricity	–	–		–	(1,901)	–	(1,901)
Purchases of gas	–	–		(108)	(249)	–	(357)
Rates and property taxes	–	–		(235)	(302)	–	(537)
Electricity transmission services scheme direct costs	–	–		–	(252)	–	(252)
EnMO direct costs	–	–		–	(530)	–	(530)
Replacement expenditure	–	–		(405)	–	–	(405)
Provision for doubtful debts	–	–		(4)	(20)	–	(24)
Other operating charges (including exceptional items)	(21)	–		(735)	(1,518)	450	(1,824)
	(21)	–		(2,304)	(5,913)	450	(7,788)

Operating profit	(21)	–		779	851	3	1,612
Share of joint ventures’ operating profit	–	–		–	124	–	124
Non-operating exceptional items	(32)	–		(12)	(51)	(4)	(99)

Profit before interest and taxation	(53)	–		767	924	(1)	1,637
Net interest	21	–		(343)	(648)	–	(970)
Dividends receivable	–	–		–	244	(244)	–

Profit on ordinary activities before taxation	(32)	–		424	520	(245)	667
Taxation	(5)	–		(140)	(100)	–	(245)

Profit on ordinary activities after taxation	(37)	–		284	420	(245)	422
Minority interests	–	–		–	(31)	–	(31)
Interest in group undertakings on an equity accounted basis	428	–		23	–	(451)	–

Net income for the year	391	–	(i)	307	389	(696)	391

Summary income statement for the twelve months to 31 March 2003 – US GAAP

	Parent	Issuer of		Subsidiary
	Guarantor	notes		Guarantor

	National	British					National
	Grid	Transco			Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.		Transco plc	subsidiaries	adjustments	Group
	£m	£m		£m	£m	£m	£m

Turnover	–	–		1,673	5,945	(217)	7,401
Operating costs
Depreciation	–	–		(311)	(420)	–	(731)
Payroll and severance costs	–	–		(191)	(913)	–	(1,104)
Purchases of electricity	–	–		–	(1,901)	–	(1,901)
Purchases of gas	–	–		(56)	(248)	–	(304)
Rates and property taxes	–	–		(105)	(302)	–	(407)
Electricity transmission services scheme direct costs	–	–		–	(252)	–	(252)
Provision for doubtful debts	–	–		(3)	(20)	–	(23)
Other operating charges	(21)	–		(298)	(864)	221	(962)
	(21)	–		(964)	(4,920)	221	(5,684)

Operating profit	(21)	–		709	1,025	4	1,717
Non-operating expenses	(32)	–		(10)	37	–	(5)

Profit before interest and taxation	(53)	–		699	1,062	4	1,712
Net interest	21	–		(97)	(588)	–	(664)
Dividends receivable	–	–		–	120	(120)	–

Profit on ordinary activities before taxation	(32)	–		602	594	(116)	1,048
Taxation	(5)	–		(193)	(60)	–	(258)

Profit on ordinary activities after taxation	(37)	–		409	534	(116)	790
Minority interests	–	–		–	(3)	–	(3)
Interest in equity accounted affiliates	788	–		17	3	(805)	3

Net income from continuing operations	751	–		426	534	(921)	790
Net loss from discontinued operations	–	–		–	(39)	–	(39)

Net income for the year	751	–	(i)	426	495	(921)	751

(i)	Net income for the year for British Gas Transco Finance Inc. is £nil as interest payable to external bondholders is offset by interest receivable on loans to Transco plc.

Annual Report and Accounts 2003/04_National Grid Transco 122

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Summary income statement for the twelve months to 31 March 2002 – UK GAAP

	Parent	Issuer of		Subsidiary
	Guarantor	notes		Guarantor

	National	British					National
	Grid	Transco			Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.		Transco plc	subsidiaries	adjustments	Group
	£m	£m		£m	£m	£m	£m

Turnover	–	–		2,994	4,800	(240)	7,554
Operating costs
Depreciation	–	–		(371)	(379)	–	(750)
Payroll costs	–	–		(466)	(480)	–	(946)
Purchases of electricity	–	–		–	(1,410)	–	(1,410)
Purchases of gas	–	–		(112)	(59)	–	(171)
Rates and property taxes	–	–		(231)	(193)	–	(424)
Electricity transmission services scheme direct costs	–	–		–	(204)	–	(204)
EnMO direct costs	–	–		–	(395)	–	(395)
Replacement expenditure	–	–		(368)	–	–	(368)
Provision for doubtful debts	–	–		3	(26)	–	(23)
Other operating charges (including exceptional items)	(78)	–		(610)	(1,351)	236	(1,803)
	(78)	–		(2,155)	(4,497)	236	(6,494)

Operating profit	(78)	–		839	303	(4)	1,060
Share of joint ventures’ and associate’s operating profit/(loss)	–	–		–	(701)	–	(701)
Non-operating exceptional items	–	–		11	128	17	156

Profit before interest and taxation	(78)	–		850	(270)	13	515
Net interest	(8)	–		(355)	(436)	–	(799)
Dividends receivable	–	–		–	352	(352)	–

Profit on ordinary activities before taxation	(86)	–		495	(354)	(339)	(284)
Taxation	3	–		(149)	61	–	(85)

Profit on ordinary activities after taxation	(83)	–		346	(293)	(339)	(369)
Minority interests	–	–		–	48	–	48
Interest in group undertakings on an equity accounted basis	(238)	–		15	–	223	–

Net loss for the year	(321)	–	(i)	361	(245)	(116)	(321)

(i)	Net income for the year for British Gas Transco Finance Inc. is £nil as interest payable to external bondholders is offset by interest receivable on loans to Transco plc.

Summary income statement for the twelve months to 31 March 2002 – US GAAP

	Parent	Issuer of	Subsidiary
	Guarantor	notes	Guarantor

	National	British				National
	Grid	Transco		Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.	Transco plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Turnover	–	n/a	n/a	4,004	–	4,004
Operating costs
Depreciation	–	n/a	n/a	(316)	–	(316)
Payroll and severance costs	–	n/a	n/a	(417)	–	(417)
Purchases of electricity	–	n/a	n/a	(1,410)	–	(1,410)
Purchases of gas	–	n/a	n/a	(58)	–	(58)
Rates and property taxes	–	n/a	n/a	(197)	–	(197)
Electricity transmission services scheme direct costs	–	n/a	n/a	(204)	–	(204)
Provision for doubtful debts	–	n/a	n/a	(26)	–	(26)
Other operating charges	(78)	n/a	n/a	(431)	–	(509)
	(78)	n/a	n/a	(3,059)	–	(3,137)

Operating profit	(78)	n/a	n/a	945	–	867
Non-operating expenses	–	n/a	n/a	22	–	22

Profit before interest and taxation	(78)	n/a	n/a	967	–	889
Net interest	(8)	n/a	n/a	(118)	–	(126)

Profit on ordinary activities before taxation	(86)	n/a	n/a	849	–	763
Taxation	3	n/a	n/a	(16)	–	(13)

Profit on ordinary activities after taxation	(83)	n/a	n/a	833	–	750
Minority interests	–	n/a	n/a	(2)	–	(2)
Interest in equity accounted affiliates	(84)	n/a	n/a	(900)	84	(900)

Net loss from continuing operations	(167)	n/a	n/a	(69)	84	(152)
Net loss from discontinued operations	–	n/a	n/a	(1)	–	(1)

Net loss before cumulative effects of changes in accounting principles	(167)	n/a	n/a	(70)	84	(153)
Cumulative effects of changes in accounting principles (FAS 133 transitional adjustment)	–	n/a	n/a	(14)	–	(14)

Net loss for the year	(167)	n/a	n/a	(84)	84	(167)

123 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Balance sheet as at 31 March 2004 – UK GAAP

	Parent	Issuer of	Subsidiary
	Guarantor	notes	Guarantor

	National	British				National
	Grid	Transco		Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.	Transco plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Fixed assets
Intangible assets	–	–	–	1,537	–	1,537
Tangible assets	–	–	7,880	8,829	(3)	16,706
Investments	–	–	–	7,303	(7,152)	151
Net assets of subsidiaries (equity accounted)	526	–	22	–	(548)	–

	526	–	7,902	17,669	(7,703)	18,394

Current assets
Stocks	–	–	32	59	–	91
Debtors (amounts falling due within one year)	3,884	–	292	4,291	(6,879)	1,588
Debtors (amounts falling due after one year)	–	168	2,544	3,792	(3,796)	2,708
Current asset investments	6	–	264	440	(190)	520
Cash at bank and in hand	–	1	–	95	–	96

	3,890	169	3,132	8,677	(10,865)	5,003
Creditors (amounts falling due within one year)
Borrowings	(388)	–	(861)	(947)	490	(1,706)
Other creditors	(2,056)	(4)	(1,801)	(5,286)	6,340	(2,807)
	(2,444)	(4)	(2,662)	(6,233)	6,830	(4,513)

Net current assets/(liabilities)	1,446	165	470	2,444	(4,035)	490

Total assets less current liabilities	1,972	165	8,372	20,113	(11,738)	18,884

Creditors (amounts falling due after more than one year)
Borrowings	(746)	(165)	(2,768)	(8,103)	240	(11,542)
Other creditors	(13)	–	(2,111)	(3,593)	3,795	(1,922)
	(759)	(165)	(4,879)	(11,696)	4,035	(13,464)
Provisions for liabilities and charges	–	–	(1,356)	(2,801)	–	(4,157)

Net assets employed	1,213	–	2,137	5,616	(7,703)	1,263

Capital and reserves
Called up share capital	309	–	45	540	(585)	309
Share premium account	1,280	–	204	1,557	(1,761)	1,280
Other reserves	(5,131)	–	1,332	(181)	(1,151)	(5,131)
Profit and loss account	4,755	–	556	3,650	(4,206)	4,755

Equity shareholders’ funds	1,213	–	2,137	5,566	(7,703)	1,213
Minority interests
Equity	–	–	–	12	–	12
Non–equity	–	–	–	38	–	38
	–	–	–	50	–	50

	1,213	–	2,137	5,616	(7,703)	1,263

Annual Report and Accounts 2003/04_National Grid Transco 124

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Balance sheet as at 31 March 2004 – US GAAP

	Parent	Issuer of	Subsidiary
	Guarantor	notes	Guarantor

	National	British				National
	Grid	Transco		Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.	Transco plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Assets
Current assets
Cash and cash equivalents	6	1	264	447	(190)	528
Marketable securities	–	–	–	102	–	102
Accounts and notes receivable	–	–	16	480	–	496
Inventories	–	–	32	59	–	91
Amounts owed by Group undertakings	3,883	–	22	2,430	(6,335)	–
Regulatory assets	–	–	–	512	–	512
Prepaid expenses and other current assets	1	–	254	395	(54)	596

Total current assets	3,890	1	588	4,425	(6,579)	2,325
Property, plant and equipment	–	–	13,785	9,343	(3)	23,125
Goodwill	–	–	3,746	1,859	–	5,605
Intangible assets	–	–	–	50	–	50
Investments	8,851	–	(94)	9,881	(18,483)	155
Amounts owed by Group undertakings	–	161	2,544	1,084	(3,789)	–
Regulatory assets	–	–	–	3,136	–	3,136
Other debtors	161	–	196	629	(35)	951

Total assets	12,902	162	20,765	30,407	(28,889)	35,347

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	–	–	6	20	–	26
Accounts payable	–	–	406	630	–	1,036
Short-term borrowings	389	–	856	399	–	1,644
Accrued income taxes	–	–	176	–	(54)	122
Purchased power obligations	–	–	–	57	–	57
Liability for index-linked swap contracts	–	–	–	100	–	100
Amounts owed to Group undertakings	1,680	–	750	3,856	(6,286)	–
Other accrued liabilities	127	4	561	787	(77)	1,402

Total current liabilities	2,196	4	2,755	5,849	(6,417)	4,387
Long-term borrowings	872	158	2,894	8,572	(240)	12,256
Amounts owed to Group undertakings	–	–	1,084	2,705	(3,789)	–
Purchased power obligations	–	–	–	149	–	149
Liability for index-linked swap contracts	–	–	–	291	–	291
Post-retirement benefits	–	–	–	1,681	–	1,681
Deferred income taxes	–	–	3,312	1,590	(35)	4,867
Other liabilities	13	–	148	1,680	–	1,841

Total liabilities	3,081	162	10,193	22,517	(10,481)	25,472

Minority interest – equity	–	–	–	12	–	12
Cumulative preference stock issued by Group undertakings	–	–	–	42	–	42

Shareholders’ equity
Common stock	309	–	45	540	(585)	309
Additional paid in capital	7,768	–	9,680	7,799	(17,479)	7,768
Other reserves	359	–	–	–	–	359
Retained earnings	2,701	–	847	712	(1,559)	2,701
Other comprehensive loss	(1,282)	–	–	(1,181)	1,181	(1,282)
Treasury stock	(34)	–	–	(34)	34	(34)

Equity shareholders’ funds	9,821	–	10,572	7,836	(18,408)	9,821

Total liabilities and shareholders’ equity	12,902	162	20,765	30,407	(28,889)	35,347

125 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Balance sheet as at 31 March 2003 – UK GAAP

	Parent	Issuer of	Subsidiary
	Guarantor	notes	Guarantor

	National	British				National
	Grid	Transco		Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.	Transco plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Fixed assets
Intangible assets	–	–	–	1,893	–	1,893
Tangible assets	–	–	7,785	9,062	–	16,847
Investments	–	–	–	7,371	(7,157)	214
Net assets of subsidiaries (equity accounted)	646	–	13	–	(659)	–

	646	–	7,798	18,326	(7,816)	18,954

Current assets
Stocks	–	–	31	95	–	126
Debtors (amounts falling due within one year)	2,664	4	298	4,089	(5,244)	1,811
Debtors (amounts falling due after one year)	–	190	2,241	5,032	(4,068)	3,395
Assets held for exchange	–	–	–	17	–	17
Current asset investments	123	–	206	355	(202)	482
Cash at bank and in hand	1	–	–	118	–	119

	2,788	194	2,776	9,706	(9,514)	5,950
Creditors (amounts falling due within one year)
Borrowings	(557)	–	(580)	(1,458)	349	(2,246)
Other creditors	(1,764)	(4)	(1,633)	(4,294)	4,895	(2,800)
	(2,321)	(4)	(2,213)	(5,752)	5,244	(5,046)

Net current assets/(liabilities)	467	190	563	3,954	(4,270)	904

Total assets less current liabilities	1,113	190	8,361	22,280	(12,086)	19,858

Creditors (amounts falling due after more than one year)
Borrowings	–	(190)	(2,838)	(9,407)	202	(12,233)
Other creditors	–	–	(2,424)	(3,666)	4,068	(2,022)
	–	(190)	(5,262)	(13,073)	4,270	(14,255)
Provisions for liabilities and charges	–	–	(1,450)	(2,956)	–	(4,406)

Net assets employed	1,113	–	1,649	6,251	(7,816)	1,197

Capital and reserves
Called up share capital	308	–	45	540	(585)	308
Share premium account	1,247	–	204	1,557	(1,761)	1,247
Other reserves	(5,131)	–	1,332	(181)	(1,151)	(5,131)
Profit and loss account	4,689	–	68	4,251	(4,319)	4,689

Equity shareholders’ funds	1,113	–	1,649	6,167	(7,816)	1,113
Minority interests
Equity	–	–	–	15	–	15
Non-equity	–	–	–	69	–	69
	–	–	–	84	–	84

	1,113	–	1,649	6,251	(7,816)	1,197

Annual Report and Accounts 2003/04_National Grid Transco 126

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Balance sheet as at 31 March 2003 – US GAAP

	Parent	Issuer of	Subsidiary
	Guarantor	notes	Guarantor

	National	British				National
	Grid	Transco		Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.	Transco plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Assets
Current assets
Cash and cash equivalents	124	–	206	442	(202)	570
Marketable securities	–	–	–	48	–	48
Accounts and notes receivable	–	–	27	601	–	628
Inventories	–	–	31	95	–	126
Amounts owed by Group undertakings	2,652	4	4	2,584	(5,244)	–
Regulatory assets	–	–	–	461	–	461
Prepaid expenses and other current assets	12	–	559	134	–	705

Total current assets	2,788	4	827	4,365	(5,446)	2,538
Property, plant and equipment	–	–	13,584	9,800	–	23,384
Goodwill	–	–	3,793	2,107	–	5,900
Intangible assets	–	–	–	74	–	74
Investments	8,642	–	(156)	9,935	(18,211)	210
Amounts owed by Group undertakings	–	182	2,241	1,645	(4,068)	–
Regulatory assets	–	–	–	3,998	–	3,998
Other debtors	–	–	–	843	–	843

Total assets	11,430	186	20,289	32,767	(27,725)	36,947

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	–	–	13	49	–	62
Accounts payable	–	–	341	925	–	1,266
Short-term borrowings	557	–	567	1,198	(349)	1,973
Purchased power obligations	–	–	–	68	–	68
Liability for index-linked swap contracts	–	–	–	121	–	121
Amounts owed to Group undertakings	1,439	–	796	2,660	(4,895)	–
Other accrued liabilities	8	4	626	535	(52)	1,121

Total current liabilities	2,004	4	2,343	5,556	(5,296)	4,611
Long-term borrowings	–	182	3,004	10,074	(202)	13,058
Amounts owed to Group undertakings	–	–	1,447	2,621	(4,068)	–
Purchased power obligations	–	–	–	253	–	253
Liability for index-linked swap contracts	–	–	–	381	–	381
Post-retirement benefits	–	–	–	2,283	–	2,283
Deferred income taxes	–	–	3,329	1,358	–	4,687
Other liabilities	–	–	135	2,024	–	2,159

Total liabilities	2,004	186	10,258	24,550	(9,566)	27,432

Minority interest – equity	–	–	–	15	–	15
Cumulative preference stock issued by Group undertakings	–	–	–	74	–	74

Shareholders’ equity
Common stock	308	–	45	540	(585)	308
Additional paid in capital	7,710	–	9,680	7,799	(17,479)	7,710
Other reserves	359	–	–	–	–	359
Retained earnings	2,263	–	306	1,003	(1,309)	2,263
Other comprehensive loss	(1,175)	–	–	(1,175)	1,175	(1,175)
Treasury stock	(39)	–	–	(39)	39	(39)

Equity shareholders’ funds	9,426	–	10,031	8,128	(18,159)	9,426

Total liabilities and shareholders’ equity	11,430	186	20,289	32,767	(27,725)	36,947

127 National Grid Transco_Annual Report and Accounts 2003/04

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Notes to the Accounts_continued

33. Transco plc additional US GAAP disclosures (continued)
Cash flow statements

	Parent	Issuer of	Subsidiary
	Guarantor	notes	Guarantor

	National	British				National
	Grid	Transco		Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.	Transco plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

UK GAAP cash flow statements
Twelve months to 31 March 2004
Cash flow from operating activities	(7)	–	1,397	1,420	–	2,810
Dividends from subsidiary undertakings and joint ventures	352	–	2	78	(424)	8
Returns on investments and servicing of finance	8	–	(243)	(457)	–	(692)
Taxation	–	–	(61)	43	–	(18)
Capital expenditure and financial investment	–	–	(497)	(757)	–	(1,254)
Acquisitions and disposals	–	–	–	7	–	7
Equity dividends paid	(560)	–	(70)	(354)	424	(560)

Net cash (outflow)/inflow before management of liquid resources	(207)	–	528	(20)	–	301
Management of liquid resources	117	–	(56)	(109)	–	(48)
Financing	90	–	(465)	135	–	(240)

Increase in cash in the year	–	–	7	6	–	13

Twelve months to 31 March 2003
Cash flow from operating activities	(53)	–	1,291	1,588	–	2,826
Dividends from subsidiary undertakings and joint ventures	1,301	–	28	348	(1,666)	11
Returns on investments and servicing of finance	14	–	(335)	(591)	–	(912)
Taxation	–	–	(50)	(62)	–	(112)
Capital expenditure and financial investment	–	–	(605)	(802)	–	(1,407)
Acquisitions and disposals	(90)	–	860	240	(847)	163
Equity dividends paid	(382)	–	(337)	(2,365)	2,513	(571)

Net cash inflow/(outflow) before management of liquid resources	790	–	852	(1,644)	–	(2)
Management of liquid resources	(123)	–	2	(17)	–	(138)
Financing	(670)	–	(833)	1,677	–	174

(Decrease)/increase in cash in the year	(3)	–	21	16	–	34

Twelve months to 31 March 2002
Cash flow from operating activities	(1)	–	1,253	1,039	–	2,291
Dividends from subsidiary undertakings and joint ventures	750	–	4	374	(1,115)	13
Returns on investments and servicing of finance	(10)	–	(335)	(360)	–	(705)
Taxation	3	–	(204)	(11)	–	(212)
Capital expenditure and financial investment	–	–	(754)	(729)	–	(1,483)
Acquisitions and disposals	(660)	–	(860)	(969)	1,520	(969)
Equity dividends paid	–	–	(361)	(1,232)	1,115	(478)

Net cash inflow/(outflow) before management of liquid resources	82	–	(1,257)	(1,888)	1,520	(1,543)
Management of liquid resources	–	–	1	346	–	347
Financing	(78)	–	1,239	1,577	(1,520)	1,218

Increase/(decrease) in cash in the year	4	–	(17)	35	–	22

	Parent	Issuer of	Subsidiary
	Guarantor	notes	Guarantor

	National	British				National
	Grid	Transco		Other	Consolidation	Grid Transco
	Transco plc	Finance Inc.	Transco plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

US GAAP cash flow statements
Twelve months to 31 March 2004
Net cash provided by operating activities	353	–	1,463	1,106	(422)	2,500
Net cash used in investing activities	117	–	(921)	(896)	–	(1,700)
Net cash (used in)/provided by financing activities	(470)	–	(535)	(245)	422	(828)

Net increase/(decrease) in cash and cash equivalents	–	–	7	(35)	–	(28)

Twelve months to 31 March 2003
Net cash provided by operating activities	1,262	–	1,060	979	(1,301)	2,000
Net cash used in investing activities	(90)	–	(438)	(108)	–	(636)
Net cash (used in)/provided by financing activities	(1,175)	–	(601)	(487)	1,301	(962)

Net (decrease)/increase in cash and cash equivalents	(3)	–	21	384	–	402

Twelve months to 31 March 2002
Net cash provided by operating activities	742	n/a	n/a	910	(750)	902
Net cash used in investing activities	(660)	n/a	n/a	(1,200)	660	(1,200)
Net cash (used in)/provided by financing activities	(78)	n/a	n/a	210	90	222

Net increase/(decrease) in cash and cash equivalents	4	n/a	n/a	(80)	–	(76)

Annual Report and Accounts 2003/04_National Grid Transco 128

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Summary Group Financial Information

Financial summary (unaudited)
The financial summary set out below has been derived from the audited consolidated accounts of National Grid Transco for the four financial years ended 31 March 2004. It should be read in conjunction with the Group accounts and related notes, together with the Operating and Financial Review. It is not practicable to derive the information for the year ended 31 March 2000 as the former Lattice Group had a different year end and Lattice Group was still part of BG Group plc at 31 March 2000. The balance sheets for 2001 to 2003 have been restated for the adoption of UITF 38. At 31 March 2002, net income for US GAAP includes the FAS 133 transitional adjustment of £14m.

	31 March	31 March	31 March	31 March
	2004	2003	2002	2001
		(restated)	(restated)	(restated)
Summary profit and loss account	£m	£m	£m	£m

Group turnover	9,033	9,400	7,554	6,891
Operating costs	(7,178)	(7,788)	(6,494)	(5,179)

Operating profit of Group undertakings	1,855	1,612	1,060	1,712
Share of joint ventures’ and associate’s operating profit/(loss)	7	124	(701)	(105)

Operating profit
– Before exceptional items and goodwill amortisation	2,238	2,185	1,783	1,780
– Exceptional items	(277)	(347)	(1,327)	(88)
– Goodwill amortisation	(99)	(102)	(97)	(85)
	1,862	1,736	359	1,607
Non-operating exceptional items	322	(99)	156	306
Net interest
– Excluding exceptional items	(822)	(939)	(657)	(635)
– Exceptional items	–	(31)	(142)	–

Profit/(loss) on ordinary activities before taxation	1,362	667	(284)	1,278
Tax on profit on ordinary activities – excluding exceptional items	(350)	(373)	(251)	(390)
Tax on profit on ordinary activities – exceptional items	89	128	166	243

Profit/(loss) on ordinary activities after taxation	1,101	422	(369)	1,131
Minority interests including exceptional items	(2)	(31)	48	(7)

Profit/(loss) for the year	1,099	391	(321)	1,124

Summary statement of net assets
Fixed assets	18,394	18,954	19,582	15,670

Current assets	5,003	5,950	6,568	2,960
Creditors: amounts falling due within one year	(4,513)	(5,046)	(4,888)	(4,034)

Net current assets/(liabilities)	490	904	1,680	(1,074)

Total assets less current liabilities	18,884	19,858	21,262	14,596
Creditors: amounts falling due after more than one year	(13,464)	(14,255)	(14,868)	(9,793)
Provisions for liabilities and charges	(4,157)	(4,406)	(4,663)	(3,434)

Net assets	1,263	1,197	1,731	1,369

Summary cash flow statement
Net cash inflow from operating activities before exceptional items	3,058	3,154	2,394	2,482
Expenditure relating to exceptional items	(248)	(328)	(103)	(129)

Net cash inflow from operating activities	2,810	2,826	2,291	2,353
Dividends from joint ventures	8	11	13	20
Net cash outflow for returns on investments and servicing of finance	(692)	(912)	(705)	(691)
Net cash outflow for taxation	(18)	(112)	(212)	(350)
Net cash outflow for capital expenditure and financial investment	(1,254)	(1,407)	(1,483)	(1,179)
Net cash inflow/(outflow) for acquisitions and disposals	7	163	(969)	(587)
Equity dividends paid	(560)	(571)	(478)	(336)

Net cash inflow/(outflow) before the management of liquid resources and financing activities	301	(2)	(1,543)	(770)
Net cash (outflow)/inflow for the management of liquid resources	(48)	(138)	347	696

Net cash inflow/(outflow) before financing activities	253	(140)	(1,196)	(74)
Net cash (outflow)/inflow from financing activities	(240)	174	1,218	59

Net increase/(decrease) in cash in the year	13	34	22	(15)

	31 March		31 March		31 March		31 March		31 March
	2004		2003		2002		2001		2000
Amounts in accordance with US GAAP	£m		£m		£m		£m		£m

Group turnover	8,866		7,401		4,004		3,583		1,545
Net income/(loss)	998		751		(167)		810		1,010
Earnings/(loss) per ADS
Basic	162.5	p	159.5	p	(54.5	)p	274.5	p	342.8	p
Diluted	162.0	p	156.5	p	(44.0	)p	260.0	p	323.4	p
Total assets	35,347		36,947		17,727		10,392		9,106
Net assets employed/total shareholders’ funds	9,875		9,515		3,862		2,962		2,381
Equity shareholders’ funds	9,821		9,426		3,759		2,920		2,346

129 National Grid Transco_Annual Report and Accounts 2003/04

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Glossary of Terms

Term used in Annual Report	US equivalent or brief description
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Allotted	Issued
Associate	Equity investment
Borrowings	Debt
Called up share capital	Common stock issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation
allowances
Creditors	Accounts payable (or payables)
Debtors	Accounts receivable (or receivables)
Equity shareholders’ funds	Shareholders’ equity
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Freehold land	Land owned
Group accounts	Consolidated financial statements
Interest payable	Interest expense
Interest receivable	Interest income
Joint venture	Equity investment
Merger accounting	Pooling of interests
Net asset value	Book value
Operating profit	Net operating income
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account	Income statement
Profit and loss account reserve	Retained earnings
Profit for the year	Net income
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific
accounts payable
Reconciliation of movements in equity shareholders’ funds	Statement of changes in stockholders’ equity
Reserves	Stockholders’ equity other than common stock
Share capital	Ordinary shares, capital stock or common stock
issued and fully paid
Share premium account	Additional paid-in capital relating to proceeds of
sale of stock in excess of par value or paid-in
surplus (not distributable)
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)

Annual Report and Accounts 2003/04_National Grid Transco 130

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Definitions

ADRs
American Depositary Receipts, negotiable certificates representing holdings in ADSs.

ADSs
American Depositary Shares, each of which represents the right to receive five ordinary shares.

AGM
Annual General Meeting.

bcm
Billion cubic metres.

Company or National Grid Transco
National Grid Transco plc.

Corporate Centre
Core Group functions operating from the Group’s head office.

DC
Direct current.

Demerger
The demerger of Lattice from BG Group plc which became effective on 23 October 2000.

EMFs
The electric and magnetic fields produced by all electrical equipment and appliances.

FERC
Federal Energy Regulatory Commission.

GAAP
Generally accepted accounting principles.

GridAmerica
The Group’s business that manages electricity transmission operations for other utilities in the US.

Gridcom
The Group’s communications infrastructure business.

Group
National Grid Transco and/or its subsidiary undertakings or any of them as the context requires.

GW
Gigawatt, 109 watts.

GWh
Gigawatt hours.

HSE
Health and Safety Executive.

kV
Kilovolt, 103 volts.

kW
Kilowatt, 103 watts.

kWh
Kilowatt hours.

Lattice or Lattice Group
Lattice Group plc and/or its subsidiary undertakings or any of them as the context requires immediately prior to the completion of the Merger.

LNG
Liquefied natural gas.

LTI
Lost Time Injury. A work-related injury that caused the person to be away from work for at least one normal shift after the shift on which the injury occurred, because he/she is unfit to perform his/her duties.

mcm
Million cubic metres.

Merger
The merger of Lattice and National Grid which became effective on 21 October 2002.

MJ/cuM
Megajoules per cubic metre.

MW
Megawatt, 106 watts.

MWh
Megawatt hours.

National Grid or National Grid Group
National Grid Group plc and/or its subsidiary undertakings or any of them as the context requires immediately prior to the completion of the Merger.

National Grid Company or NGC
National Grid Company plc.

National Grid Transco or the Company
National Grid Transco plc.

National Grid USA
The holding company which owns the Group’s electricity, gas and other interests in the US.

Niagara Mohawk
Niagara Mohawk Holdings Inc., the US utility acquired by National Grid on 31 January 2002.

NTS or National Transmission System
The UK national gas transmission system owned and operated by Transco.

Ofgem
The Office of Gas and Electricity Markets which on 16 June 1999 became the new name for the combined Office of Electricity Regulation and Office of Gas Supply.

ordinary shares
Ordinary shares of 10 pence each in the capital of National Grid Transco.

pence or p
United Kingdom (UK) currency.

pound(s) sterling or £
United Kingdom (UK) currency.

PUHCA
Public Utility Holding Company Act of 1935.

SEC
United States Securities and Exchange Commission.

tonnes CO2 equivalent
Measure of greenhouse gas emissions in relation to the impact of carbon dioxide.

TW
Terawatt, 1012 watts.

TWh
Terawatt hours.

Transco
Transco plc.

US dollars, US$ or $
United States (US) currency.

131 National Grid Transco_Annual Report and Accounts 2003/04

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Certain Disclosures Required by Form 20-F and Related Information

Exchange rates
The following table sets out the $ to £ exchange rates as indicated:

As at 19 May 2004
	high	low

May 2004*	1.79	1.75

April 2004	1.86	1.77

March 2004	1.87	1.79

February 2004	1.90	1.82

January 2004	1.85	1.79

December 2003	1.78	1.72

November 2003	1.72	1.67

	average**

2003/04	1.70

2002/03	1.55

2001/02	1.44

2000/01	1.47

1999/2000	1.61

*	for the period to 19 May 2004
**	the average for each period is calculated by using the average of the exchange rates on the last day of each month during the period

Trading markets for ordinary shares
National Grid Transco’s ordinary shares have been listed on the London Stock Exchange since 11 December 1995. National Grid Transco’s ADRs have had a full listing on the New York Stock Exchange since 7 October 1999.

Documents on display
National Grid Transco is subject to the filing requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, National Grid Transco files reports and other information with the US Securities and Exchange Commission (SEC). These materials, including this document, may be inspected during normal business hours at National Grid Transco’s registered office at 1-3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of National Grid Transco’s filings are also available on the SEC’s website at www.sec.gov.

Analysis of shareholdings
The following analysis of shareholdings is at 19 May 2004:

size of shareholding	number of holders	number of shares held	% of issued share capital

1-100	667,142	39,465,751	1.28

101-500	649,818	135,119,732	4.38

501-1,000	65,696	45,368,169	1.47

1,001-5,000	45,850	90,821,622	2.94

5,001-10,000	3,276	22,222,095	0.72

10,001-50,000	1,535	30,436,324	0.99

50,001-100,000	285	20,471,089	0.66

100,001-500,000	566	133,753,489	4.33

500,001-1,000,000	175	125,106,504	4.05

1,000,001 and above	298	2,445,112,781	79.18

Total	1,434,641	3,087,877,556	100.00

In addition to the number of ordinary shareholders shown, there are approximately 19,000 beneficial and 26,300 registered holders of ADSs. These ADSs represent approximately 2.92% of the issued ordinary share capital.

Market prices
The following table sets out the highest and lowest market prices for National Grid Transco ordinary shares and ADSs for the periods indicated:

	ordinary share (p)		ADS ($)

	high	low	high	low

2003/04	438.00	374.75	41.450	30.190

2002/03	511.50	365.75	37.400	26.690

2001/02	581.00	417.25	41.750	30.400

2000/01	646.00	479.50	47.875	37.000

1999/2000	597.00	388.50	48.125	31.875

2003/04
Q1	421.00	394.00	34.980	31.060
Q2	406.75	374.75	34.120	30.190
Q3	406.25	376.25	36.250	32.000
Q4	438.00	385.00	41.450	35.590

2002/03
Q1	511.50	459.00	37.400	32.870
Q2	472.25	402.25	36.500	31.400
Q3	480.00	418.00	37.140	32.800
Q4	448.00	365.75	35.920	29.690

May 2004*	433.50	421.25	39.340	37.590

April 2004	436.25	422.50	40.550	38.390

March 2004	438.00	418.00	41.450	38.000

February 2004	431.00	397.00	40.600	36.830

January 2004	404.75	385.00	37.560	35.590

December 2003	400.25	379.25	36.250	33.750

November 2003	406.25	377.25	34.810	32.100

*	for the period to 19 May 2004

Annual Report and Accounts 2003/04_National Grid Transco 134